82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02030524

REGISTRANT'S NAME América Telecom, S.A. de C.V.

*CURRENT ADDRESS "Torre del Bosque"
Blvd. Manuel Avila Camacho No. 24-7 Piso
Colonia Lomas de Chapultepec 11000
Mexico Distrito Federal
Mexico

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 15 2002
THOMSON
FINANCIAL

FILE NO. 82- 5251 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☑	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: [signature]

DATE : 2/8/02

Carso Global Telecom Consolidated Financial Statements



Carso Global Telecom, S.A. de C.V. and Subsidiaries
Consolidated Financial Statements

Years ended December 31, 2000 and 1999

■ CONTENTS



Report of Independent Auditors

To the Stockholders of
Carso Global Telecom, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of Carso Global Telecom, S.A. de C.V. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other independent auditors provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Carso Global Telecom, S.A. de C.V. and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations, changes in their stockholders' equity, and changes in their financial position for the years then ended in conformity with accounting principles generally accepted in Mexico.

As mentioned in Note 1 to the accompanying financial statements, effective January 1, 2000, the Company adopted the requirements of the new Mexican accounting Bulletin D-4, Accounting for Income Tax, Asset Tax and Employee Profit Sharing, issued by the Mexican Institute of Public Accounting. The effects are described in Note 16.

Mancera, S.C.
A Member of Ernst & Young International

Fernando Espinosa López

Mexico City, Mexico
April 6, 2001



Carso Global Telecom, S.A. de C.V. and Subsidiaries

Consolidated Balance Sheets

(Thousands of Mexican pesos with purchasing power at December 31, 2000)

	December 31	
	2000	1999
Asset		
Current assets:		
Cash and short-term investments	Ps. 25,802,725	Ps. 26,889,554
Marketable securities (Note 2)	2,325,413	4,794,298
Accounts receivable, net (Note 3)	26,835,812	19,952,811
Inventories, net (Note 4)	3,989,571	2,465,575
Prepaid expenses and other assets	2,113,514	2,577,828
Total current assets	61,067,035	56,680,066
Plant, property and equipment, net (Note 5)	136,018,810	118,479,029
Inventories, for use in construction of the telephone plant	5,686,835	1,891,194
Licenses, net (Note 6)	3,032,220	2,278,251
Investments (Note 7)	15,812,369	5,616,451
Intangible asset (Note 9)	8,249,622	8,895,577
Goodwill (Note 7)	13,735,157	7,893,973
Total assets	Ps. 243,602,048	Ps. 201,734,541



	December 31	
	2000	1999
Liabilities and stockholders' equity		
Current liabilities:		
Short-term debt and current portion of long-term debt (Note 10)	Ps. 59,784,650	Ps. 20,422,155
Accounts payable and accrued liabilities	23,487,435	14,633,373
Taxes payable	1,232,481	2,459,351
Total current liabilities	84,504,566	37,514,879
Long-term debt (Note 10)	32,515,553	32,820,265
Reserve for employee pensions and seniority premiums (Note 9)	6,495,526	5,406,378
Deferred taxes (Note 16)	13,790,821	1,932,565
Deferred credits (Note 11)	2,416,828	736,866
Total liabilities	139,723,294	78,410,953
Stockholders' equity (Note 15):		
Capital stock:		
Historical	2,254,321	2,253,057
Restatement increment	6,463,612	6,491,344
	8,717,933	8,744,401
Premium on sale of shares	812,323	812,323
Retained earnings:		
Unappropriated earnings of prior years	13,111,022	8,972,514
Net income for the year	5,737,777	4,479,455
	18,848,799	13,451,969
Minimum pension and seniority premium liability adjustment (Note 9)	(782,151)	(71,474)
(Deficit) excess from restatement of stockholders' equity	(3,509,336)	1,289,412
Accumulated effect of deferred taxes	(2,374,285)	-
Total majority stockholders' equity	21,713,283	24,226,631
Minority interest	82,165,471	99,096,957
Total stockholders' equity	103,878,754	123,323,588
Total liabilities and stockholders' equity	Ps. 243,602,048	Ps. 201,734,541

See accompanying notes.



Carso Global Telecom, S.A. de C.V. and Subsidiaries

Consolidated Statements of Income

(Thousands of Mexican pesos with purchasing power at December 31, 2000, except for earnings per share)

	Year ended December 31 2000	1999
Operating revenues:		
Long distance service:		
International	Ps. 11,117,696	Ps. 12,582,135
Domestic	26,066,672	23,638,770
Local service	66,074,086	55,827,266
Interconnection service	12,832,181	5,590,343
Other	5,639,289	8,542,242
	121,729,924	106,180,756
Operating costs and expenses:		
Cost of sales and services	38,053,851	25,712,820
Commercial, administrative and general	19,083,971	21,039,459
Depreciation and amortization (Notes 5 to 7)	22,186,048	21,001,942
	79,323,870	67,754,221
Operating income	42,406,054	38,426,535
Comprehensive financing cost:		
Interest income	(5,812,694)	(5,524,389)
Interest expense	10,159,310	7,979,078
Exchange gain, net	(148,622)	(114,993)
Monetary gain	(1,813,414)	(1,969,991)
	2,384,580	369,705
Income before income tax and employee profit sharing	40,021,474	38,056,830
Provisions for:		
Income tax (Note 16)	11,098,317	9,611,306
Employee profit sharing	3,471,150	2,828,798
	14,569,467	12,440,104



		Year ended December 31		
		2000		1999
Income (loss) before equity in results of affiliates and minority interest		25,452,007		25,616,726
Equity in results of affiliates (Note 7)		(1,898,674)		(499,277)
Income before minority interest		23,553,333		25,117,449
Minority interest		(17,815,556)		(20,637,994)
Majority net income	Ps.	5,737,777	Ps.	4,479,455
Net income per share (Notes 1 and 15)	Ps.	1.5163	Ps.	1.1915

See accompanying notes.



Carso Global Telecom, S.A. de C.V. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

(Note 15) (Thousands of Mexican pesos with purchasing power at December 31, 2000, except for dividends per share)

	Capital Stock			Retained earnings	
	Historical	Restatement Increment	Premium on sale of shares	Reserve for purchase of Company's own shares	Legal reserve
Balance at December 31, 1998	Ps. 2,190,091	Ps. 6,468,639	Ps. 125,609	Ps. 762,344	Ps. 96,265
Appropriation of net income to retained earnings					
Increase in legal reserve					37,773
Re-placement of Company's own shares	62,966	22,705	686,714	895,676	
Minority interest					
Cash purchase by Telmex of its own shares					
Minimum pension and seniority premium liability adjustment (Note 9)					
Dividends paid by Telmex (including portion of spin-off to América Móvil) to minority stockholders					
Result from holding nonmonetary assets					
Net income					
Balance at December 31, 1999	2,253,057	6,491,344	812,323	1,658,020	134,038
Accumulated initial effect of deferred income tax (Note 16)					
Appropriation of net income to retained earnings					
Increase in legal reserve					205,555
Increase in reserve for repurchase of Company's own shares				3,701,918	
Repurchase of Company's own shares	(78,826)	(2,828)		(2,633,690)	
Increase in capital stock due to merge with GT2000, S.A. de C.V. (Note 15)	88,946	960			
Acquisition of Company's own shares due to merge with GT2000, S.A. de C.V.	(8,856)	(25,864)			
Minimum pension and seniority premium liability adjustment					
Cash purchase by Telmex of its own shares					
Deferred income tax effect in subsidiaries					
Dividends paid by Telmex (including portion of spin-off to América Móvil) to minority stockholders					
Result from holding nonmonetary assets					
Net income					
Balance at December 31, 2000 (Note 15)	Ps. 2,254,321	Ps. 6,463,612	Ps. 812,323	Ps. 2,726,248	Ps. 339,593



Unappropriated earnings	Net income	Minimum pension and seniority premium liability adjustment	(Deficit) excess from restatement of stockholders' equity	Accumulated effect of deferred income tax	Total majority stockholders' equity	Minority interest	Total stockholders' equity
Ps. 6,418,691	Ps. 799,538	Ps. (294,185)	Ps. 4,599,348		Ps. 21,166,340		Ps. 21,166340
799,538	(799,538)						
(37,773)							
					1,668,061		1,668,061
						Ps. 98,985,704	98,985,704
						(8,556,109)	(8,556,109)
		222,711			222,711	641,350	864,061
						(5,026,777)	(5,026,777)
			(3,309,936)		(3,309,936)	(7,585,205)	(10,895,141)
	4,479,455				4,479,455	20,637,994	25,117,449
7,180,456	4,479,455	(71,474)	1,289,412		24,226,631	99,096,957	123,323,588
				Ps. (2,374,285)	(2,374,285)	(6,391,979)	(8,766,264)
4,479,455	(4,479,455)						
(205,555)							
(3,701,918)							
					(2,715,344)		(2,715,344)
2,292,743					2,382,649		2,382,649
					(34,720)		(34,720)
		(710,677)			(710,677)	(1,939,621)	(2,650,298)
						(23,632,363)	(23,632,363)
			127,167		127,167	347,072	474,239
						(4,893,408)	(4,893,408)
			(4,925,915)		(4,925,915)	1,763,257	(3,162,658)
	5,737,777				5,737,777	17,815,556	23,553,333
Ps. 10,045,181	Ps. 5,737,777	Ps. (782,151)	Ps. (3,509,336)	Ps. (2,374,285)	Ps. 21,713,283	Ps. 82,165,471	Ps. 103,878,754

See accompanying notes.



Carso Global Telecom, S.A. de C.V. and Subsidiaries

Consolidated Statements of Changes in Financial Position

(Thousands of Mexican pesos with purchasing power at December 31, 2000)

	Year ended December 31	
	2000	1999
Operating activities		
Net income	$ 5,737,777	$ 4,479,455
Add (deduct) items not requiring the use of resources:		
Depreciation	18,872,424	18,401,129
Amortization	3,403,624	2,600,813
Deferred taxes	3,557,810	555,719
Equity in results of affiliates	1,898,674	499,277
Change in equity interest due to capital contributions of other stockholders	(1,262,775)	(1,048,313)
Minority interest	17,815,556	20,637,994
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Accounts receivable	(6,883,001)	(1,206,493)
Inventories	(1,523,996)	
Prepaid expenses	464,314	(111,125)
Increase (decrease) in:		
Employee pensions and seniority premiums:		
Reserve	3,387,388	3,283,218
Contributions to trust fund	(1,807,562)	(2,582,159)
Payments to employees	(2,495,882)	(2,162,638)
Accounts payable and accrued liabilities	8,854,062	4,881,619
Taxes payable	(3,866,630)	985,825
Deferred credits	1,679,962	(302,677)
Resources provided by operating activities	47,741,745	48,911,644



	Year ended December 31	
	2000	1999
Financing activities		
New loans	58,495,087	22,141,112
Repayment of loans	(14,015,198)	(15,412,923)
Effect of inflation and of exchange rate differences on debt	(5,422,106)	(7,194,129)
(Decrease) increase in capital stock and retained earnings due to (purchase) re-placement of Company's own shares	(2,715,344)	1,668,061
Purchase of subsidiary's own shares	(23,632,363)	(8,556,109)
Cash dividends paid to minority stockholders'	(4,893,408)	(5,026,777)
Increase in capital stock due to merger	2,385,948	-
Resources provided by (used in) financing activities	10,202,616	(12,380,765)
Investing activities		
Investment in telephone plant, property and equipment	(37,719,211)	(16,022,237)
Investment in inventories	(3,795,641)	(1,757,103)
Investment in subsidiaries and affiliated companies, net	(16,793,694)	(5,671,840)
Goodwill derived from purchase of shares of affiliates and subsidiaries	(2,437,560)	(634,275)
Other equity investment	(753,969)	(1,209,697)
Investment in marketable securities	2,468,885	(4,794,450)
Cash and short-term investments of Teléfonos de México, S.A. de C.V. at beginning of year	-	17,576,187
Resources used in investing activities	(59,031,190)	(12,513,415)
(Decrease) increase in cash and short-term investments	(1,086,829)	24,017,464
Cash and short-term investments at beginning of year	26,889,554	2,872,090
Cash and short-term investments at end of year	$ 25,802,725	$ 26,889,554

See accompanying notes.



Carso Global Telecom, S.A. de C.V. and Subsidiaries

Notes Consolidated Financial Statements

December 31, 2000 and 1999 (Thousands of Mexican pesos with purchasing power at December 31, 2000)

1. Description of the Business and Significant Accounting Policies

I. Description of the business

Carso Global Telecom, S.A. de C.V. (hereinafter Telecom or collectively with its subsidiaries "the Company") was created on June 24, 1996, as a result of a spin-off from Grupo Carso, S.A. de C.V. (Grupo Carso), approved at an extraordinary stockholders' meeting held on April 30, 1996.

The principal asset of Telecom is represented by the investment in the shares of Teléfonos de México, S.A. de C.V. (Telmex), América Móvil, S.A. de C.V. (América Móvil) and other companies engaged primarily in the telecommunications industry.

At a special shareholders' meeting held on September 25, 2000, Telmex's stockholders approved the spin-off of the Company's wireless telecommunications business and most of its international operations to create América Móvil, to which certain assets and liabilities and capital stock were allocated. This spin-off had no effect on the accompanying financial statements.

Teléfonos de México, S.A. de C.V. and its subsidiaries and América Móvil, S.A. de C.V. and its subsidiaries provide telecommunications services mainly in Mexico. Since 1999, Telmex and América Móvil have provided telecommunications services through their subsidiaries in the United States, Guatemala and Ecuador.

The amended concession under which Telmex operates was signed on August 10, 1990. The concession runs through the year 2026, but it may be renewed for an additional period of fifteen years. The concession defines, among other things, the quality standards for telephone service and establishes the basis for regulating rates.

America Movil through its subsidiaries, Radiomóvil Dipsa, S.A. de C.V. (Telcel), Global Central America (GCA) and Consorcio Ecuatoriano de Telecomunicaciones, S.A. (Concecel) primarily, has licenses to install, operate and manage mobile telecommunication services in Mexico, Guatemala and Ecuador, respectively. The licenses in Mexico will expire on various dates between the years 2009 and 2015; the licenses in Ecuador and Guatemala will expire between the years 2009 and 2014.

Telmex and América Móvil obtain their revenues primarily from telecommunications services, including domestic and international long-distance and local telephone services, data transmission and internet services, as well as the interconnection of networks of domestic long-distance operators, cellular telephone companies and local service operators with the local network of Telmex. Telmex also obtains revenues from other activities related to its telephone operations, such as the publication of the telephone directory. At the end of 1996 and gradually during 1997, the competition was allowed to provide domestic and international long-distance telephone services. In 1999, the competition began to provide basic local telephone service.

II. Significant accounting policies

The significant accounting policies and practices observed in the preparation of these financial statements are described below:



a) Consolidation

At December 31, 2000, Telecom owns 29.57% (25.77% in 1999) of the total number of Telmex and América Móvil shares issued and outstanding. Of this equity interest Telecom holds 55.20% and 42.39% of the voting shares of Telmex and América Móvil at December 31, 2000 and 1999, respectively (see Note 7 for further information).

The consolidated financial statements include the accounts of Telmex and América Móvil. All of the companies operate in the telecommunications sector or they provide services to companies operating in this sector. The spin-off of América Móvil did not have an impact on the accompanying financial statements because both companies continue to be consolidated.

In addition to Telmex and América Móvil, the accompanying consolidated financial statements include the accounts of the subsidiaries Global Telecom, LLC. (Global), Multimedia Corporativo, S.A. de C.V. (Multimedia), Banesci 2000, S.A. de C.V. (Banesci) and Inveresci 2000, S.A. de C.V. (Inveresci), which are virtually wholly owned.

Also, at December 31, 2000, the Company has a 27.18% (49.88 % in 1999) equity interest in Prodigy Communications, Corp. (Prodigy), a U.S. company that provides internet services. For the reason mentioned in Note 7, the financial statements of this subsidiary were not incorporated into the accompanying consolidated financial statements.

The minority interest shown in the accompanying financial statements mainly refers to the equity interest of other Telmex and América Móvil stockholders.

All significant intercompany accounts and transactions have been eliminated in consolidation.

b) Revenue recognition

Revenues are recognized basically, at the time services are provided.

Local service revenues are derived from new-line installation charges, monthly service fees, measured usage charges based on the number of calls made, air time for cellular phones and other service charges to subscribers, including, among others, charges for interconnecting fixed-system users with cellular users.

Revenues from domestic and international long-distance telephone calls are determined on the basis of the duration of the calls and the type of service used. All these services are billed monthly, based on the rates authorized by the Ministry of Communications and Transportation. International long-distance service revenues include the revenues earned under agreements with foreign telephone service providers or operators for the use of facilities in interconnecting international calls. These agreements specify the rates for the use of such international interconnecting facilities. These service revenues represent the net settlement between the parties. In 1998 revenues obtained from U.S. long distance service operators were conservatively recognized at the time payments were received because no agreement with respect to settlement rates had been reached at the end of that year. In 1999, based on the agreements reached, Telmex recorded as revenue for that year, approximately U.S.$ 131.5 million, as complement to the interconnection services provided in 1998.



Due to the important growth in the sale of prepaid telephone service cards (calling cards) and their potential in the future, effective 2000 Telmex changed its policy with respect to the recognition of revenues from these cards, providing for the deferral of revenue based on an estimate of the usage of time covered by the prepaid card. As a result of this change in policy, revenues and net income for the year ended December 31, 2000 decreased by Ps. 643,707 and Ps. 418,410, respectively.

In 1999, América Móvil changed its policy with respect to the recognition of revenue when billed from the sale of prepaid calling cards and prepaid rent under postpaid plans. Under the new policy, such revenues are recognized as the user uses air time or when the card expires and when the service is provided, respectively. The financial statements of América Móvil for the year ended December 31, 1999 were restructured to recognize the effect of the change in revenue recognition. Since the effect of this change was minimal, the Company did not restructure its 1999 financial statements and recognized in 2000 the effect of Ps. 114,884, reducing revenue and current year net income.

c) Recognition of the effects of inflation on financial information

The Company recognizes the effects of inflation on its financial information as required by Mexican Accounting Principles Bulletin B-10 (Accounting Recognition of the Effects of Inflation on Financial Information), issued by the Mexican Institute of Public Accountants (MIPA). Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of Mexican pesos with purchasing power at December 31, 2000. The December 31, 2000 restatement factor applied to the financial statements at December 31, 1999 was 8.96% (which represents the annual rate of inflation for 2000) based on the Mexican National Consumer Price Index (NCPI) published by Banco de México (the central bank).

Plant, property and equipment, and construction in progress were restated as described in Note 5. Telephone plant and equipment depreciation was computed on the restated investment using the composite group method. All other assets were depreciated using the straight-line method based on the estimated useful lives of the related assets.

Inventories are valued at average cost and are restated on the basis of specific indexes. The stated value of inventories is similar to replacement value, not in excess of market.

Other nonmonetary assets were restated using adjustment factors obtained from the NCPI.

Capital stock, premium on sale of shares, and retained earnings were restated using adjustment factors obtained from the NCPI.

The (deficit) excess from restatement of stockholders' equity consists of the accumulated monetary position gain at the time the provisions of Bulletin B-10 were first applied (generated when the Company was spun-off from Grupo Carso), and of the result from holding nonmonetary assets, which represents the net difference between restatement by the specific-cost method and restatement based on the NCPI.

The monetary gain represents the impact of inflation on monetary assets and liabilities. The net monetary gain of each year is included in the statements of income as a part of the comprehensive financing cost.



Bulletin B-12 specifies the appropriate presentation of the statement of changes in financial position when the financial statements have been restated in constant pesos in accordance with Bulletin B-10. Bulletin B-12 identifies the sources and applications of resources representing differences between beginning and ending financial statement balances in constant pesos. In accordance with this bulletin, monetary and foreign exchange gains and losses are not treated as noncash items in the determination of resources provided by operations.

d) Short-term investments

Short-term investments, represented basically by time deposits in financial institutions, Mexican Treasury certificates and, Mexican government bonds, are stated at market value.

e) Marketable Securities

Marketable securities are held for trading purposes and include bonds issued by foreign governments and equity securities.

f) Equity investments in affiliates

The investment in shares of affiliates is valued using the equity method. This accounting method consists basically of recognizing the investor's equity interest in the results of operations and in the result from holding nonmonetary assets of investees at the time such results are incurred (see Note 7).

g) Goodwill

Goodwill derived from the purchase of shares of Telmex and América Móvil will be amortized in a period of five years and the goodwill derived from the purchase of shares of other subsidiaries and affiliates will be amortized in periods ranging from five to ten years. In the year ended December 31, 2000, América Móvil changed the amortization period of goodwill derived from the equity investment in subsidiaries from five to ten years, which is consistent with the policy observed by the wireless telecommunications industry. Had América Móvil continued with its previous policy, amortization expense would have been increased by Ps. 581,698 and net income would have been decreased in the same amount.

h) Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange rate differences are applied directly to income of the year.

At times the Company enters into short-term forward exchange and option contracts, as hedges for transactions denominated in currencies other than the U.S. dollar. The gains or losses on these contracts are recognized in income as incurred, net of the gains or losses on the liabilities covered.

i) Labor obligations

Pension and seniority premium costs are recognized periodically during the years of service of employees, based on actuarial computations made by independent actuaries, using the projected unit-credit method and financial hypotheses net of inflation, as required by Mexican Accounting Principles Bulletin D-3 ("Labor Obligations," see Note 9). Termination payments are charged to income in the year in which the decision to dismiss an employee is made.

j) **Income taxes, asset tax and employee profit sharing**

Requirements of the new Mexican accounting Bulletin D-4, Accounting for Income Tax, Asset Tax and Employee Profit Sharing, went into effect on January 1, 2000. The new bulletin modifies the rules with respect to the determination and presentation of deferred income tax (deferred taxes). Basically, the new bulletin requires that deferred taxes be determined on virtually all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the financial statements are issued. Through December 31, 1999, deferred taxes were recognized only for temporary differences that were considered to be non-recurring and that had a known turnaround time. Accordingly, the 2000 provision for income tax includes both the current year tax and the deferred portion. In 1999, deferred taxes were recognized only on certain temporary differences. See Note 16 for additional information.

The new bulletin does not significantly affect how employee profit sharing is accounted for.

k) **Basis of translation of financial statements of foreign subsidiaries and affiliates**

The accounting records of foreign subsidiaries and affiliates, located in the U.S. Guatemala and in Ecuador, which in the aggregate account for approximately 5% and 1.5% of consolidated net revenues and approximately 12% and 1.6% of total assets in 2000 and 1999, respectively, are kept in the local currency of each country and are translated into Mexican pesos in conformity with Mexican Accounting Principles Bulletin B-15, (Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations), as follows:

The figures reported by the subsidiaries and affiliates abroad were adjusted to conform with accounting principles generally accepted in Mexico.

The figures in the financial statements of the subsidiaries abroad, except for what is mentioned in the following paragraph, were translated to Mexican pesos considering them as foreign operations; consequently all balance sheet amounts, except for capital stock and retained earnings, were translated at the prevailing exchange rate at year-end; capital stock and retained earnings were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income was translated at the prevailing exchange rate at the end of the reporting period.

The financial statements of the U.S. domiciled subsidiary Global were translated to Mexican pesos considering Global as an integrated foreign operation. Consequently, non-monetary financial statement items were translated to Mexican pesos at the historical exchange rate, recognizing the effects of inflation in Mexico based on Mexican GAAP.

The translation adjustment for the years ended December 31, 2000 and 1999 was Ps. 519,836 and Ps. 69,420, respectively. Such amounts were included in stockholders' equity.

The financial statements of foreign entities included in the consolidated statements at December 31, 1999, were adjusted to constant pesos at December 31, 2000 based on the annual rate of inflation in Mexico because the equity investment in subsidiaries and affiliates abroad was not significant. The effects of inflation and exchange rate differences were not material.

l) **Earnings per share**

Earnings per share were determined in conformity with Mexican Accounting Principles Bulletin B-14 issued by the MIPA (see Note 15).



m) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles, requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

n) Concentration of risk

The Company invests a portion of its excess cash in cash deposits in financial institutions with strong credit ratings and has established guidelines relating to diversification and maturities that maintain safety and liquidity. The Company has not experienced any losses in its short-term investments. The Company does not believe it has significant concentrations of credit risks in its accounts receivable, because the Company's customer base is geographically diverse.

The Company operates internationally; consequently it is exposed to market risks for fluctuations in exchange rates.

o) Financial Instruments

The new Mexican accounting Bulletin C-2, Financial Instruments issued by the MIPA went into effect in January 2001. Bulletin C-2 establishes the methodology for valuing and recording financial instruments. The bulletin requires that the effects of financial instruments be recorded as assets and liabilities and credited or charged, respectively, to current year income. Credit instruments that effectively function as hedges for current assets and liabilities or future transactions that affect assets and liabilities or the related transactions when they occur.

p) Reclassifications

Certain amounts shown in the 1999 balance sheet and income statement have been reclassified for uniformity of presentation with 2000.

2. Marketable Securities

Marketable securities for trading purposes were as follows at December 31:

		2000		1999
Shares	Ps.	706,773	Ps.	2,508,521
Ecuatorian government bonds		1,618,640		2,285,777
Total	Ps.	2,325,413	Ps.	4,794,298

In the year ended December 31, 2000, the Company realized a net gain of Ps. 3,047,733 on these securities.



3. Accounts Receivable

Accounts receivable consist of the following:

		2000		1999
Subscribers	Ps.	18,387,526	Ps.	17,038,610
Net settlement receivables		1,243,604		849,945
Related parties		1,725,858		
Other		8,711,520		5,153,838
		30,068,508		23,042,393
Less:				
Allowance for doubtful accounts		3,232,696		3,089,582
Total	Ps.	26,835,812	Ps.	19,952,811

In December 2000, Telmex and its two major long-distance competitors agreed, among other things, on long-distance interconnection rates, thus settling existing disputes with respect to such rates. They also agreed to submit to the Federal Telecommunications Commission (COFETEL) their proposals for eliminating the by-pass and the transferring of international calls to Mexico. The parties also agreed to withdraw unresolved legal proceedings in connection with the matters in dispute.

Under this agreement, the competitors paid Telmex U.S.$ 139 million (net of taxes) for interconnecting services provided in the past. As a result, Telmex reversed approximately Ps. 1,700,000 of the allowance for doubtful accounts that it had conservatively recognized.

4. Inventories

Inventories consist on the following:

		2000		1999
Celular phones and accessories	Ps.	4,001,529	Ps.	2,481,951
Less:				
Reserve for obsolescence		(11,958)		(16,376)
Total	Ps.	3,989,571	Ps.	2,465,575



5. Plant, Property and Equipment

a) At December 31, 2000 and 1999 plant, property and equipment consist of the following:

		2000		1999
Telephone plant and equipment	Ps.	192,058,120	Ps.	172,121,367
Land and buildings		24,798,240		23,401,826
Computer equipment and other assets		21,280,301		19,562,352
		238,136,661		215,085,545
Less:				
Accumulated depreciation		119,657,826		105,831,681
Net		118,478,835		109,253,864
Construction in progress and advances to equipment suppliers		17,539,975		9,225,165
Total	Ps.	136,018,810	Ps.	118,479,029

Plant, property and equipment, include the next assets under capital lease:

		2000		1999
Assets under capital lease (1)	Ps.	1,649,882	Ps.	250,031
Less: Accumulated Depreciation		82,037		61,274
	Ps.	1,567,845	Ps.	188,757

(1) In 2000, Ps. 850,636 is included in construction in progress.

b) Through December 31, 1996, items constituting Telmex' telephone plant were restated based on the acquisition date and cost, applying the factors derived from the specific indexes determined by Telmex and América Móvil, and validated by an independent appraiser registered with the National Banking and Securities Commission (NBSC).

Effective January 1, 1997, Bulletin B-10 eliminated the use of appraisals to restate plant, property and equipment in the financial statements. This caption was restated as follows at December 31, 2000 and 1999:

- The December 31, 1996 appraisal value of the imported telephone plant, as well as the cost of subsequent additions to such plant, were restated based on the rate of inflation in the respective country of origin and the prevailing exchange rate at the balance sheet date (i.e., specific indexation factors).
- The appraisal value of land, buildings and other fixed assets of domestic origin at December 31, 1996, and the cost of subsequent additions to such assets were restated based on the NCPI.

At December 31, 2000 and 1999, approximately 51% and 53% of the value of the plant, property and equipment has been restated using specific indexation factors.



Following are the figures on plant, property and equipment at December 31, 2000 and 1999, restated on the basis of the NCPI (starting with the appraisal values at December 31, 1996) to meet NBSC disclosure requirements with respect to the restatement of fixed assets based on specific indexation factors:

		2000		1999
Telephone plant and equipment	Ps.	229,550,871	Ps.	203,227,087
Land and buildings		24,799,318		23,401,826
Computer equipment and other		24,062,074		21,938,278
		278,412,263		248,567,191
Less:				
Accumulated depreciation		144,574,681		124,494,271
Net		133,837,582		124,072,920
Construction in progress and advances to equipment suppliers		17,643,525		9,409,682
Total	Ps.	151,481,107	Ps.	133,482,602

c) Because of the important progress and the technological advances in telecommunications equipment, Telmex makes a periodic assessment of the estimated useful lives of its fixed assets, adjusting annual depreciation whenever it believes this to be appropriate. In 2000, Telmex extended the useful lives of certain assets, thereby decreasing depreciation expense for 2000, as compared to 1999, by approximately Ps. 50,000.

Depreciation of the telephone plant has been calculated at annual rates ranging from 3.3% to 16.7%. The other assets are depreciated at rates ranging from 3.3% to 33.3%. Depreciation charged to income was Ps. 18,782,424 in 2000 and Ps. 18,401,129 in 1999.

6. Licenses

In May 1998, Telmex and América Móvil acquired from the Mexican Government concessions to operate radio spectrum wave frequency bands to provide fixed and mobile wireless telephone services at a cost of Ps. 2,254,356. In December 1997, the Company also acquired from the Mexican Government concessions to operate radio spectrum wave frequency bands for point-to-point and point-to-multipoint microwave communications at a cost of Ps. 208,685. This cost will be amortized over a period of twenty years (see Note 16).

An analysis of the cost of licenses and the related amortization is as follows at December 31:

		2000		1999
Licenses	Ps.	3,966,876	Ps.	2,892,098
Accumulated amortization		(934,656)		(613,847)
	Ps.	3,032,220	Ps.	2,278,251

The amortization for this licenses for 2000 and 1999 was Ps. 254,677 and Ps. 192,596, in each year.



7. Equity Investments

An analysis at December 31, 2000 and 1999 is as follows:

		2000		1999
Equity investments in:				
Affiliates	Ps.	14,664,617	Ps.	4,396,211
Other		1,147,752		1,220,240
Total	Ps.	15,812,369	Ps.	5,616,451

1) Affiliates

An analysis of the equity investment in affiliates at December 31, 2000 and 1999, is as follows:

		2000		1999
Telecom Américas, Ltd	Ps.	4,780,758		
CompUSA, Inc.		3,944,350		
SBC International Puerto Rico, Inc.		2,397,525	Ps.	2,448,223
Prodigy Communications Corporation		1,225,107		1,054,010
Williams Communications Group, Inc.		1,029,783		
Empresas Cablevisión, S.A. de C.V.		734,336		706,341
Technology and Internet, LLC		373,782		
FirstMark Comunicaciones España, S.A.		92,992		
McLeod USA, Inc. (antes Split Rock Services, Inc.)		85,984		187,637
Total	Ps.	14,664,617	Ps.	4,396,211

Telecom Américas

América Móvil entered into an agreement with Bell Canada International Inc. (BCI) and SBC International, Inc. (SBCI) to form Telecom Américas, Ltd., a new Company that will serve the three parties as the major vehicle for expansion in Latin America. The agreement was signed by Telmex on September 25, 2000 and assigned to América Móvil on November 7, 2000. The transaction was finalized on November 16, 2000. Under this agreement, América Móvil contributed to Telecom Américas at the end of the year approximately U.S.$ 164,950 in cash and U.S.$ 1,187,500 in notes.

In addition, América Móvil contributed its equity interest in ATL-Algar Telecom Leste, S.A. and agreed to contribute its interest in Techtel-LMDS Comunicaciones Interactivas, S.A. subject to the obtaining of certain authorizations of a regulatory nature. If no agreement is reached, América Móvil must make a cash contribution to maintain its 44.277% equity interest in Telecom Americas. The goodwill of Ps. 225,380 will be amortized in a period of ten years.



The equity investment in Telecom Américas amounts to Ps. 16,180,882. Such amount is shown in the financial statements at December 31, 2000 net of a subscribed liability of Ps. 11,400,124, (U.S.$ 1,187,550). At the date of issuance of this financial statements, the Company has paid approximately U.S.$ 866,602 of this note.

BCI contributed notes for approximately U.S.$ 1,000 million to Telecom Américas. In addition, BCI contributed its equity interest in (i) the Brazilian cellular phone operators Americel, S.A. and Telet, S.A.; (ii) Canbrás Communications Corp., S.A. a Brazilian supplier of cable television and internet access services, (iii) Colombian cellular phone operators Comunicación Celular, S.A. (Comcel) and Occidente y Caribe Celular, S.A. (Occel); and (iv) Génesis Telecom, C.A. a broadband cellular operator in Venezuela.

SBCI contributed its equity interest in ATL to Telecom Américas and agreed to make a contribution once restrictive regulations in Brazil expire or are amended.

América Móvil and BCI each have a 44.277% equity interest in the capital stock of Telecom Américas and SBCI has an equity interest of 11.446%. Telecom Américas is subject to provisions regulating the rights of each stockholder with respect to management. Basically, these provisions require a consensus by the three stockholders on important decisions affecting Telecom Américas.

ATL

Through Telecom Américas, América Móvil holds a 16.5% equity interest in ATL-Algar Telecom Leste, S.A., a cellular B band licensee operating in the states of Rio de Janeiro and Espiritu Santo in Brazil. The equity interest of América Móvil in ATL was acquired in January 2000 for approximately U.S.$ 248.2 million.

CompUSA

The equity interest in CompUSA was acquired in March 2000 for approximately U.S. $ 458.9 million as a result of an offer made by Telmex and Grupo Sanborns, S.A. de C.V. (Sanborns) to acquire 100% of the common stock of CompUSA. América Móvil holds a 49% equity interest in CompUSA, a PC retailer located in Dallas, Texas. Sanborns is a subsidiary of Grupo Carso, an affiliate of the Company. Goodwill of Ps. 221,217 will be amortized in a period of ten years. The unamortized balance of goodwill at December 31, 2000 is Ps. 205,242.

SBC International Puerto Rico, Inc.

In October 1999, the Company acquired a 50% equity interest, in SBC International Puerto Rico, Inc. ("SBCI Puerto Rico"), for a total consideration of approximately U.S.$ 244.7 million. SBCI Puerto Rico is the parent company of Cellular Communications of Puerto Rico, Inc. a wireless telephone operator in Puerto Rico and the U.S. Virgin Islands. The remaining 50% equity interest in SBCI Puerto Rico is held by SBC Wireless Puerto Rico, LLC.

Empresas Cablevisión

In 1995, the Company acquired 49% of the capital stock of Empresas Cablevisión, S.A. de C.V. and subsidiaries ("Cablevisión"). Cablevisión provides cable TV in the Mexico City metropolitan area. The remaining 51% interest in Cablevisión is held by Grupo Televisa, S.A. de C.V.



Network Access

In June 1999, América Móvil acquired a 0.08% equity interest in Network Access Solutions Corporation ("Network Access"), a provider of broadband network access services. In March 2000, América Móvil made additional capital contributions to Network Access and as a result, increased its equity in interest to 5.9%. Equity investment in Network Access is included in other investments. Total equity investments in Network Access were approximately U.S.$ 79 million.

MCom Wireless, S.A.

The Company had been recognizing the investment in Mcom Wireless using the equity method. Since Mcom Wireless had significant operating losses, such company's stockholders' equity became a capital deficiency. Since there was no obligation to make additional capital contributions (except as indicated in the following paragraph), Telecom decided to write off this investment in 1999, including the related goodwill, which resulted in a charge of Ps. 353,506 to results of operations.

In 2000, the Company in its capacity as guarantor had to pay a debt of U.S. $36.7 million owed by MCom. Such amount was charged to results of operations of the year ended December 31, 2000 because there is no guarantee that the amount will be recovered.

McLeod USA, Inc. (formerly Split Rock Services, Inc.)

At December 31, 2000 and 1999, the Company has a 1.72% and 24.53%, respectively, equity interest in McLeod USA, Inc. This investment was valued at cost, as restated based on the NCPI. Had the Company valued the investment using the equity method in 1999, the difference would not have been significant.

During 2000, the Company sold approximately 6 million shares for approximately U.S. $ 236 million, obtaining a gain of Ps. 2,400,709. In January and February 2001, Telecom sold the rest of the shares, obtaining a gain of Ps. 1,618,064.

Prodigy

In 1999, the Company acquired 432,600 shares of Prodigy and subscribed and paid a capital increase in the amount of U.S.$ 31 million, or the equivalent of approximately 2,300,000 shares.

During 2000, the Company paid approximately U.S.$ 7.3 million to acquire an additional 1,001,425 shares of Prodigy. In May 2000, other stockholders made additional capital contributions to Prodigy. At December 31, 2000 and 1999, the Company's equity interest in Prodigy was 27.18% and 49.88%, respectively.

Since capital contributions made by other stockholders in 2000 and 1999 were for amounts in excess of the book value of the shares acquired, the proportional value of Telecom's equity interest in Prodigy increased by Ps. 1,262,775 and Ps. 1,048,313, respectively. Such amounts were credited to income of each year.

The goodwill generated on acquisitions made in 2000 and 1999 totaled Ps. 942,216 and Ps. 878,638. Unamortized goodwill at December 31, 2000 and 1999 is Ps. 1,455,511 and Ps. 1,685,282, respectively.

Highlights of the audited financial statements of Prodigy at December 31, 2000 and 1999, prepared in conformity with U.S. generally accepted accounting principles, are as follows:

	Thousands of U.S. dollars			
		2000		1999
Total assets	U.S.$	802,665	U.S.$	345,998
Stockholders' equity		307,092		165,091
Revenues for the period		376,355		173,408
Net loss of the period		(209,623)		(80,488)

At December 31, 2000 and April 6, 2001 (date of issuance of these financial statements), the Company holds 40,476,078 shares, whose market value at those dates is U.S.$ 1.50 and U.S.$ 2.4375 per share, respectively.

Since the Company valued its equity interest in Prodigy using the equity method, in the years ended December 31, 2000 and 1999, it charged Ps. 936,211 and Ps. 428,839, respectively, to income.

Sinergia Soluciones Integrales de Energía, S.A. de C.V. (Sinergia)
In 2000 Telecom subscribed and paid a capital increase of Ps. 144,600 in Sinergia.

Unless otherwise indicated, investments in the above-mentioned affiliates were valued using the equity method. The equity interest in the results of operations and the stockholders' equity of these companies, represented a charge to results of operations of Ps. 936,211 and Ps. 70,438 in 2000 and 1999, respectively.

2) Subsidiaries and other equity investments

A summary of the most important investments in subsidiaries and other equity investments is as follows:

Telmex and América Móvil.
An analysis of the number of Telmex and América Móvil shares and the percentage equity interest represented by Telecom's holdings in relation to the total number of each series of shares at December 31, 2000 and 1999 is shown below. Both this reference to the number of Telmex shares, and other references made in these financial statements contemplate the two-for-one stock split that was approved at the regular stockholders' meeting held in December 1999 and does not include the options mentioned in Note 8.

	Number of shares (thousands)		Percentage equity interest	
Series	2000	1999	2000	1999
AA	1,944,234	1,944,234	59.53	44.94
A	45,998	45,998	13.56	12.45
L	2,152,656	1,862,968	20.69	18.17



In 2000, Telecom acquired 174.8 million series "L" Telmex shares, for approximately U.S.$ 285.5 million (576 million series "L" Telmex shares, for approximately U.S.$ 550 million, in 1999).

Goodwill on the above-mentioned acquisitions in 2000 and 1999 in the amount of Ps. 1,392,133 and Ps. 1,035,180, respectively, will be amortized over a period of five years.

In conformity with the bylaws of Telmex and América Móvil, in January 2001, Telecom exchanged 555,776,180 series "L" shares for an equal number of series "AA" shares.

TracFone

In February 1999, the Company acquired a 55.5% equity interest in TracFone which is engaged in the resale of prepaid cellular telephone service in the United States. In the period June through September 1999, the Company made additional capital contributions to TracFone and, as a result, increased its equity interest to 88.3%.

From June through October 2000, América Móvil made additional capital contributions to TracFone. As a result of these transactions, América Móvil owns 97.45% of outstanding common stock, as of the date of issuance of these financial statements.

Total equity investments in TracFone made in 1999 and 2000 amounted to approximately U.S.$ 352.6 millon. The goodwill of Ps. 1,277,276 generated on these acquisitions is being amortized over a period of ten years. The unamortized balance of goodwill at December 31, 2000 was Ps. 1,078,114.

Comm South

In 2000 and 1999, through TracFone the Company acquired in a step acquisition a 100% equity interest in Comm South for a total consideration of approximately U.S.$ 79 million. Comm South is engaged in the resale of prepaid local telephone service in the United States. The goodwill of Ps. 713,157 generated on this acquisition being amortized over a period of ten years. The unamortized balance of goodwill at December 31, 2000 was Ps. 635,898.

Global Central América

In May 1999, the Company established a subsidiary called Global Central America, S.A. de C.V., to which it contributed U.S.$ 65.8 million. In December 1999 and March 2000, the Company made additional capital contributions to GCA in the amount of U.S.$ 12.4 million and U.S.$ 15.7 million, respectively.

Through GCA investment, the Company acquired 99.9% of the capital stock of seven companies in Guatemala. The goodwill from these acquisitions amounted Ps. 163,949 and is being amortized over a period of ten years. The unamortized balance of goodwill at December 31, 2000 was Ps. 137,990.

Conecel

América Móvil is the majority stockholder in Consorcio Ecuatoriano de Telecomunicaciones, S.A. (Conecel), a supplier of cellular telecommunications services in Ecuador. América Móvil holds directly a 60% equity interest in Conecel and local investors hold the rest.



The equity interest in Conecel was acquired in March 2000 for approximately U.S.$ 217 million. In the years ended December 31, 2000 and 1999, Conecel obtained revenues of Ps. 431 million and Ps. 677 million, respectively. The goodwill of Ps. 2,523,651 generated on this acquisition will be amortized in a period of ten years. The unamortized balance of goodwill at December 31, 2000 was Ps. 2,334,283.

Telgua

In March 2000, the Company acquired an 85.6% equity interest in America Central Tel, S.A. (America Central, formerly Luca, S.A.), which holds a 95% equity interest in Telgua, a wireless fixed line telecommunications operator in Guatemala for approximately U.S.$ 171.5 million. In connection with the acquisition agreement of the shares of Telgua, America Central agreed to pay U.S.$ 350 million in October 2001 to the trust beneficiary of the government of Guatemala. Such amount bears interest at the LIBOR rate plus three percentage points. The shares of Telgua were provided as security for the debt of America Central. The goodwill of Ps. 617,822 generated on these acquisitions will be amortized over a period of ten years. The unamortized balance of goodwill at December 31, 2000 was Ps. 572,380.

Techtel

In July 2000, América Móvil acquired a 60% equity interest in Telcel Wireless Argentina, LLC (formerly "Telecom Americas, LLC") (Telcel Argentina), a partnership with Techint, one of the largest industrial groups in Argentina, for approximately U.S. $ 148.5 million. Telcel Argentina controls Techtel, a company that provides video and data transfer, as well as added value telecommunications services. The goodwill of Ps. 936,195 generated on this acquisition will be amortized over a period of ten years. The unamortized balance of goodwill at December 31, 2000 was Ps. 897,187.

Telstar

Telstar, S.A. provides data transmission services in Montevideo, Uruguay. América Móvil holds a 60% equity interest in Telstar through the same company that owns Techtel. América Móvil's equity interest in Telstar was acquired in November 2000 for U.S.$ 5 million. Subject to meeting the necessary regulatory requirements, América Móvil will contribute its equity interest in Telstar to Telecom Américas. The goodwill of Ps. 265,858 generated on this acquisition will be amortized over a period of ten years. The unamortized balance of goodwill at December 31, 2000 was Ps. 252,565.

The results of operations of the acquisitions made in 2000 and 1999 have been included in the Company's financial statements from the month following the date of acquisition through the end of the period presented.

3) Other equity investments

Technology and Internet, LLC

Since March 2000, Telmex and América Móvil have made capital contributions for a total of U.S. $ 103 million to Technology and Internet, LLC (TAI) to acquire a 90% equity interest in such company. TAI has made investments in companies engaged in e-commerce thought the internet, primarily in the U.S. and Latin America. This investment was valued in the accompanying financial statements using the equity method. Had the financial information of TAI been consolidated, the impact on the accompanying financial statements would not have been significant.



Williams Communications Group, Inc.

In May 1999, Telmex entered into an agreement with Williams Communications Group, Inc. (Williams), which is engaged in providing telecommunications services in the United States, to acquire approximately 1% of the shares comprising the capital stock of Williams. This transaction was consummated in October 1999. Williams and Telmex will interconnect their fiber optics and long-distance networks in supplying international telecommunications services. This investment is value at indezed cost in the accompanying financial statements.

4) Godwill

An analysis of goodwill at December 31, 2000 and 1999 is as follows:

		2000		1999
Godwill:				
Affiliates	Ps.	1,364,000	Ps.	707,193
Telmex and América Móvil		4,851,152		4,077,368
Other subsidiaries		7,520,005		3,109,412
	Ps.	13,735,157	Ps.	7,893,973

8. Options to Buy and Sell Shares

Telecom entered into various agreements to buy and sell options ("call options" and "put options") of Telmex and América Móvil American Depository Receipts (ADR's). Each one of the ADR's is for 20 series "L" Telmex and América Móvil shares. The Company's options may only be exercised at the expiration date. All agreements are denominated in U.S. dollars.

With the prior agreement of the parties, these transactions may be settled in cash (paying the difference between the exercise price and the market price) or in kind (when the stock certificates covered by the ADR's are delivered).

The premiums paid or collected on the options are amortized at expiration. If settlement is in kind, the net difference between premiums received and premiums paid constitutes part of the purchase cost of the ADR's. If settlement is in cash, the net premium constitutes part of the cost of the transaction and is charged to operations. Net unamortized premiums at December 31, 2000 and 1999 total Ps. 35,492 and Ps. 77,873, respectively.

At December 31, 2000 and 1999, unexpired call and put options for Telmex and América Móvil shares, after the two-for-one stock split mentioned in Note 7 are as follows:



Year of expiration	Unexercised ADR's 2000	Unexercised ADR's 1999	Average exercise price per ADR (U.S. dollars) 2000	Average exercise price per ADR (U.S. dollars) 1999
2000		5,740,000		20.08
2001	5,000,000		55.34	
ADR's and average Exercise price	5,000,000	5,740,000	55.34	20.08

The market price at December 31, 2000 and 1999 was U.S.$ 45.125 and U.S.$ 56.385, respectively. The market value per ADR at the date of issuance of these financial statements is U.S.$ 30.15. The market value per ADR of América Móvil on this date was U.S.$ 15.2969.

During 2000, the Company elected to buy 5,740,000 Telmex ADR's at an average exercise price of U.S.$ 20.08. In 1999, the Company acquired 28,800,000 Telmex ADR's at an average exercise price of U.S.$ 16.08.

In addition, Global entered into various call and put options to 8,300,000 shares of a publicly owned company in the U.S. At December 31, 2000, no premium had been paid on these options. A premium of U.S.$ 3.2 million was paid on April 6, 2001.

9. Employee Pensions and Seniority Premiums

Substantially all of Telmex and América Móvil' employees are covered under defined benefits retirement and seniority premium plans.

Pension benefits are determined on the basis of compensations of employees in their final year of employment, their seniority, and their age at the time of retirement.

In 1990, Telmex set up an irrevocable trust fund to cover the payment of these obligations. It adopted the policy of making annual contributions to the fund, which totaled Ps. 1,807,562 in 2000 and Ps. 2,582,159 in 1999. These contributions are deductible for Mexican corporate income tax purposes.

In 1994, Telcel set up an irrevocable trust fund to cover the liability for seniority premiums, adopting the policy of making annual contributions to the fund. During 2000 and 1999, no contributions were made to the fund since they were not deemed to be necessary.

The transition liability, past services and variances in assumptions are being amortized over a period between of twelve and thirteen years, which is the estimated average remaining working lifetime of employees.



The most important information related to labor obligations is as follows:

Analysis of the net period cost:

		2000		1999
Labor cost	Ps.	1,953,900	Ps.	1,706,426
Financial cost of projected benefit obligation		3,550,722		3,024,968
Return on plan assets		(3,111,145)		(2,419,020)
Amortization of past service costs		997,445		972,196
Amortization of variances in assumptions		(2,732)		(1,352)
Net period cost	Ps.	3,388,190	Ps.	3,283,218
Reserve for employee pensions and seniority premiums:				
Projected benefit obligation (OBP)	Ps.	53,981,131	Ps.	52,418,219
Plan assets		(44,217,238)		(44,191,995)
Transition liability		(7,919,976)		(8,895,577)
Unamortized actuarial loss		(6,446,273)		(3,347,392)
Plan services and changes in plan		(329,584)		-
Net projected asset		(4,931,940)		(4,016,745)
Additional minimum liability		11,427,466		9,423,123
Net current liability	Ps.	6,495,526	Ps.	5,406,378
Accumulated benefit obligation (OBA)	Ps.	50,711,922	Ps.	49,598,373
Intangible asset included on balance sheet	Ps.	8,249,622	Ps.	8,895,577
Minimum pension and seniority premium liability adjustment to stockholders' equity	Ps.	3,177,844	Ps.	527,546

Of the determined Ps. 3,177,844 adjustment to stockholders' equity of subsidiaries at December 31, 2000 (Ps. 527,546 at December 31, 1999) the Company's share based on its equity interest is Ps. 782,151 (Ps. 71,474, at December 31, 1999). The difference between the two amounts corresponds to the minority interest.

The increase in the unamortized actuarial loss in 2000 is attributable in part to the negative behavior of plan assets and the positive behavior of the projected benefit obligation, which at December 31, 2000 was approximately Ps. 3,100,000 less than the estimated obligation at the beginning of the year. The negative behavior of plan assets was attributable basically to the behavior of the Mexican Stock Exchange.

In the final quarter of 2000, the Company decided to review and modify the actuarial assumptions used for several years to make the actuarial computation of the projected benefit obligations and the current benefit obligation at December 31, 2000, as well as the net period cost for 2001. The net period cost is systematically computed in a prospective manner at the beginning of the year. The changes in



actuarial assumptions were based on objective judgmental elements considered by both the Company and the independent actuary, including past experience of the Company and the country in recent years, as well as expectations with respect to the future.

The rates used in the actuarial studies for 2000 and 1999 were:

	2000	1999
Discount of labor obligations:		
First year	6.84 %	6.90 %
Long-term average	5.85 %	4.91 %
Increase in salaries:		
First year	1.85 %	0.88 %
Long-term average	0.96 %	1.42 %
Annual returns from the fund	7.84 %	6.90 %

The changes in financial assumptions will result in a decrease of approximately Ps. 1,600,000 in the net period cost of 2001, compared to the cost that would have been determined on the basis of the previous actuarial assumptions. For 2000, the change represented a decrease of approximately Ps. 5,900,000 in the projected obligation and the charge to stockholders' equity for labor obligations at December 31, 2000.

At December 31, 2000, 71% (74% in 1999) of plan assets were invested in fixed-income securities and 29% (26% in 1999) in variable-income securities.

10. Debt

The debt consists of the following:

	Average interest rates		Maturities from 2001	Balance at December 31	
	2000	1999	through	2000	1999
Debt denominated in foreign currency:					
Convertible senior debentures (a)	4.2%	4.2 %	2004	Ps. 9,599,700	Ps. 10,375,389
Banks (c)	7.4 %	7.5 %	2010	26,570,483	15,950,867
Suppliers' credits	7.6 %	6.9 %	2021	8,216,787	4,779,594
Financial leases	7.2 %	7.1 %	2005	1,505,378	322,469
Mexican government	7.0 %	6.9 %	2006	203,727	244,320
Guatemalan government (b)	Libor +3		2001	3,361,789	-
Short sales of shares (d)			2001	-	197,394
Total				49,457,864	31,870,033



Debt denominated in local currency					
Medium-term notes	20.2 %	18.7 %	2007	10,036,186	13,855,711
Commercial paper	18.0 %	18.5 %	2001	22,542,346	6,514,275
Banks	18.1 %	18.7 %	2003	10,197,259	873,083
Financial leases	19.9 %	19.3 %	2005	66,548	129,318
Total				42,842,339	21,372,387
Total debt				92,300,203	53,242,420
Less short-term debt and current portion of long-term debt				59,784,650	20,422,155
Long-term debt				Ps. 32,515,553	Ps. 32,820,265

The above mentioned rates are subject to variances in international and local rates and do not include the effect of the Company's agreement to reimburse certain lenders for Mexican taxes withheld. The Company's weighted average cost of borrowed funds at December 31, 2000 (including interest, fees and reimbursement of such lenders for Mexican taxes withheld) was approximately 12.2% (13.7% at December 31, 1999).

An analysis of the foreign currency denominated debt at December 31, 2000 is as follows:

	Foreign Currency (in thousands)	Exchange rate at December 31, 2000 (in units)	Mexican pesos equivalent
U.S. dollar	Ps. 5,120,346	Ps. 9.5997	Ps. 49,153,790
French franc	199,385	1.3613	271,423
Guatemalan quetzal	26,224	1.2451	32,651
Total			Ps. 49,457,864

At December 31, 2000, Telmex has long-term lines of credit with certain banks that do not require compensating balances. Commitment fees range from 0.5% to 1.5% of available balances. The unused committed lines of credit at December 31, 2000 totaled approximately Ps. 5,700,000, at a floating interest rate of approximately LIBOR plus one point at the time of use.

Additional information on some of the above-mentioned captions is as follows:

a) On June 11, 1999, Telmex issued U.S.$ 1,000 million of convertible senior debentures. The debentures are convertible to common stock at the option of the holders, at any time prior to their maturity into American Depositary Shares (ADS's), each representing 20 Telmex "L" shares. The conversion price is U.S.$ 47.46095 per ADS, after the two-for-one stock split mentioned in Note 15, equal to a conversion



ratio of U.S.$ 21.07 per U.S.$ 1,000 principal amount of the convertible debentures, subject to adjustment under certain circumstances. As a result of the spin-off, the conversion rate was adjusted from 21.07 to 33.81.

Should any person or group (other than the present controlling stockholders) acquire 50% or more of the issuer's voting shares, the holders of the convertible debentures may ask Telmex to repurchase the convertible debentures for 100% of the principal amount, plus unpaid accrued interest through the repurchase date.

The maturity date of the convertible debentures is June 15, 2004. The debentures bear 4.25% annual interest, payable semiannually. In 2000 and 1999, accrued interest on these debentures aggregated Ps. 417,369 in 2000 and Ps. 279,243 in 1999.

b) The debt owed to the Guatemalan government is guaranteed by Telgua shares.

c) At December 31, 2000 and 1999, the debt denominated in foreign currency with banks includes:

- Loan of U.S.$ 308,249,500 from Chase Manhattan Bank (Chase) to Telecom. To guarantee the loan Telecom placed in trust 8,000,000 ADR's representing 160 million series "L" Telmex shares which will be returned to Telecom in 2001, when the loan is repayable, plus an additional amount based on the market value of the ADR on the New York Stock Exchange. The loan bears 4.14% annual interest, payable by Telecom quarterly.

- At December 31, 1999, the Company had a syndicated loan headed by Citibank, N.A. for U.S.$ 488 million. The loan was repayable in a single payment which was made, at maturity in May 2000. The loan was guaranteed by Telmex ADR's series "L" shares at a ratio of 2 to 1. Interest on the loan was payable semiannually, at LIBOR rate plus 0.60%. At December 31,1999, the Company had deposited in guarantee, 39,990,980 ADR's equivalent to 799,819,600 series "L" Telmex shares. The loan agreement specified that if the deposited ADR's did not cover the above-mentioned 2 to 1 ratio, Telecom was required to make U.S. dollar deposits for the difference.

d) Short sales

In 2000 and 1999, Telecom sold short shares of publicly held companies in the United States. The shares must be returned in an undefined period of time. At December 31, 2000, the market value of the shares sold short is very similar to the price at which the shares were sold.

At December 31, 1999, there were no transactions of this sort. At December 31, 1998, since Telecom had entered into an agreement to purchase shares of the same issuer at an agreed price (call option), the liability derived from the short sale was not restated, because the related increase was offset by the benefit of the purchase option. These shares were returned in 1999 and concomitantly the purchase option was exercised giving rise to a gain of approximately Ps. 163 million.



e) Long-term debt maturities at December 31, 2000 are as follows:

Year		Amount
2002	Ps.	5,037,096
2003		7,832,594
2004		12,625,516
2005		3,184,056
2006 and beyond		3,836,291
Total	Ps.	32,515,553

In addition to the options mentioned in Note 8, during 2000 Telmex entered into various short-term derivative transactions. At December 31, 2000, these transactions are not material.

11. Deferred Credits

Deferred credits consist of the following at December 31, 2000:

		2000		1999
Advance billings	Ps.	2,362,736	Ps.	722,280
Advances from subscribers and others		54,092		14,586
Total	Ps.	2,416,828	Ps.	736,866

12. Foreign Currency Position and Transactions

a) At December 31, 2000, the Company has a net foreign currency short position of U.S.$ 3,193 million (net foreign currency short position of U.S.$ 2,936 million at December 31, 1999). These short positions do not include the call and put options described in Note 8 or the positions of foreign subsidiaries.

The net exchange gain for 2000 and 1999 was Ps. 148,622 and Ps. 114,993, respectively. Such amounts were credited to income of each year.

The prevailing exchange rate at December 31, 2000 was Ps. 9.60 per U.S. dollar (Ps. 9.52 per U.S. dollar at December 31, 1999). At April 6, 2001, which is the date of issuance of these financial statements, the exchange rate of the Mexican peso relative to the U.S. dollar was Ps. 9.39 per U.S. dollar.

b) In the years ended December 31, 2000 and 1999, the Company (excluding its foreign subsidiaries) had the following transactions denominated in foreign currencies. Currencies other than the U.S. dollar were translated to U.S. dollars using the average exchange rate for the year.



		Millions of U.S. dollars		
		2000		1999
Net settlement revenues	U.S.$	522	U.S.$	534
Interest gain		55		247
Interest expense		123		189
Operating expenses		593		145

13. Commitments and Contingencies

a) Telmex and América Móvil use in their operations, certain equipment acquired under capital leases. At December 31, 2000, the Company has the follow commitments uncancelable for capital leases.

Year ended on December, 31 of:		Commitments Uncancelable
2001	Ps.	437,591
2002		530,401
2003		468,694
2004		349,057
2005		139,996
Total		1,925,739
Less: Interest		353,813
Present value of minimum payments of lease		1,571,926
Less Current obligations		308,612
Long Term obligation at December 31, 2000	Ps.	1,263,314

b) At December 31, 2000, the Company has noncancelable commitments of approximately Ps. 3,604,000 for the purchase of equipment (Ps. 2,309,952 in 1999).

c) At December 31, 2000, Telmex has outstanding letters of credit in the approximate amount of Ps. 6,000 (Ps. 71,824 in 1999) which were issued to foreign suppliers for the purchase of materials and supplies.

d) In February 1998, the Federal Commission of Economic Competition determined that Teléfonos de México, S.A. de C.V. has substantial power in what it referred to as five telecommunications markets so that, in conformity with Article 63 of the Federal Telecommunications Act, the Federal Telecommunications Commission may impose specific obligations with respect to rates charged and quality of services and information. At the present time, it is not possible to quantify or estimate the economic consequences, if any, that may derive from this situation.



The external lawyers of Telmex who are handling this matter are of the opinion that this finding is unjustified. Consequently, Telmex filed an appeal for reconsideration by the Federal Commission of Economic Competition, which reconfirmed its initial stance, against which Telmex proceeded to undertake relief proceedings and obtained the protection and shelter of the Mexican Federal Justice. This case is currently being reviewed by the Mexican Supreme Court.

e) In December 1995, a competitor that provides cellular telephone services reported Telmex and a subsidiary to the Federal Commission of Economic Competition for alleged monopolistic practices and undue concentration.

The external lawyers of Telmex believe that the probabilities are great that the complaint will be declared unfounded. Although the accusation makes reference to different amounts of damages, there is no mention of the total amount of the claim. Also, the Commission is only empowered to impose fines, the total amount of which cannot be determined at the present time. Accordingly, the financial statements do not include any provision for this contingency.

f) Telmex is obliged to provide Prodigy with the required resources (via loans or capital contributions) if Prodigy is unable to meet its obligations under a line of credit with Banco Inbursa, S.A. for up to U.S. $ 150 million. At December 31, 2000, Prodigy has used U.S. $ 137 millions of this line of credit.

g) Under Mexican legislation, Telmex continues to be jointly and severally liable for obligations transferred to América Móvil as a result of the spin-off. This liability will persist for a period of three years from September 25, 2000, which is the date on which the spin-off was approved by the stockholders of Telmex. Such liability does not however extend to any other obligation to creditors that have given their express consent, relieving Telmex from its obligations and approving the spin-off. In addition, Telmex has the following specific obligations:

- The creditors of Telgua, under a line of credit with an outstanding balance of U.S.$ 48 million at December 31, 2000, may, in the event of default by Telgua, take the shares of certain subsidiaries and sell such shares to Telmex at a price equal to the total unpaid principal amount of the line of credit. América Móvil agrees that should this option be exercised, it would acquire the shares from Telmex.
- Telmex intends to obtain the consent of the creditors to transfer its obligations to América Móvil; however, this requires unanimous consent and there is no assurance that it will be obtained.
- Telmex has guaranteed the indebtedness of ATL under certain lines of credit up to U.S.$ 100 million. América Móvil has agreed to compensate Telmex for any liability derived from this guarantee.
- Telmex has agreed with Techint, the other major stockholder of Techtel, that each of the two companies shall contribute an additional equity interest of U.S.$ 25 millioin March 2002. América Móvil will make the contribution.

h) In November 1995, a cellular competitor denounced Telcel and Telmex before the Competition Commission (COFECO) for alleged monopolistic practices.

The Company's independent counselors believe that there is a good chance that the action taken will be declared unjustified. Although the lawsuit refers to different amounts for damages, there is no specified total amount claimed. Furthermore at the present time the Commission could only impose fines. The financial statements include no provision for this contingency.



i) In January 2000, COC Services Limited, through its representatives, filed a lawsuit against CompUSA and other co-defendants, including the Company and the former chief executive officer of CompUSA, Mr. James Halpin, for an alleged breach of contract, tortuous interference and conspiracy. A jury trial began on January 16, 2001 and concluded on February 8, 2001. The jury verdict required CompUSA to pay damages of U.S.$ 90 million in cash and punitive damages of U.S.$ 94.5. The verdict also required Mr. Halpin to pay U.S.$ 175.5 million and the other co-defendants (including the Company) U.S.$ 94.5 in punitive damages. No other matter pertaining to compensation by Mr. Halpin has been determined. On March 15, 2001, CompUSA moved to have the verdict reversed. The court has not yet ruled on this motion. If the motion is denied by the judge in the case, CompUSA intends to vigorously appeal the verdict and any resulting judgment. The management of CompUSA and its legal advisers are of the opinion that the verdict handed down by the jury is incorrect under Mexico jurisprudence and, accordingly, they believe they have the necessary elements for a successful appeal, if this proves necessary. Consequently, no reserve in this connection has been established at December 31, 2000.

j) In June 2000, the executive branch of the Guatemalan government issued declarations concerning the privatization of Telgua. The declarations state that certain actions taken are contrary to the interest of the Guatemalan state. In September 2000, the Guatemalan government commenced judicial proceedings against Guatel, Telgua and certain other parties involved in the privatization, alleging improprieties in connection with the privatization and seeking reversal of the process. Telgua was formally notified of such proceedings on October 6, 2000. The Company's management is protesting and expects to prevail. However, if the Guatemalan government ultimately prevails and pursues the most aggressive remedies, the Company could be required to transfer its interest in Telgua to Guatel or another agency of the Guatemalan government.

k) At the date of the audit report on these financial statements, efforts continue to obtain the transfer of ownership rights to 205,000 external plant lines, as negotiated with the Banco Centroamericano de Integración Económica -BCIE- and Banco de Occidente, S.A., as trustee, for a total consideration of approximately U.S. $ 52 million (including a tax credit of approximately U.S. $ 5 million).

l) Telgua is the guarantor of the payment called for in a contract by and between Servicios de Comunicaciones Personales Inalámbricas, S.A. and Nortel involving a telecommunications equipment project for a total of U.S.$ 85 million.

m) Telecom Américas has entered into agreements to invest as much as U.S.$ 218 million as a contribution for future capital increases, primarily in Comcel.

n) In conformity with the Telecom Américas joint venture agreement, BCI must contribute to Telecom Américas the proceeds derived from the sale of certain investments in Brazil to cover U.S.$ 575 million (see Note 7). If such investments have not been sold by June 30, 2001 or if they are not acquired by Telecom Américas, BCI shall be obliged to contribute to Telecom Américas a minimum of U.S.$ 300 million and a maximum of U.S.$ 575 million. If BCI fails to make its contribution, BCI's equity interest in Telecom Américas shall be reduced in proportion to its contribution, but such percentage shall not be less than 40.1%.



14. Related Parties

In the years ended December 31, 2000 and 1999, Telmex had the following significant transactions with related parties:

		2000		1999
Purchase of materials, inventories and fixed assets	Ps.	5,890,608	Ps.	1,923,679
Payment of insurance premiums and fees for administrative and operating services		1,918,053		1,129,450
Donations to a non-profit social welfare organization		1,247,798		1,093,633
Discount on sale of doubtful accounts receivable		-		532,430
Sale of materials, inventories, fixed assets and services		471,693		454,989

15. Stockholders' Equity

a) At an extraordinary stockholders' meeting held on February 28, 2000, it was decided to increase the number of outstanding Series "A-1" and "A-2" shares by means of a four-for-one stock split.

All information in these financial statements regarding the number of shares issued and outstanding takes into account the four-for-one stock split.

b) At an extraordinary stockholders' meeting held on November 29, 2000, it was decided to merge GT2000, S.A. de C.V. (GT2000), the disappearing company, into Telecom. As a result of this merger, the capital stock of Telecom was increased by Ps. 89,906 (Ps. 88,946 nominal) and 150,015,728 common series "A-1" fixed capital shares were issued for delivery to the stockholders of GT2000.

c) At December 31, 2000 and 1999, capital stock is represented by 3,802,227,075 and 3,800,000,000 common, registered series "A-1" shares with no par value, representing the fixed minimum capital. In addition, in conformity with Telecom's bylaws, the Company may issue series "A-2" shares, corresponding to variable capital. At December 31, 2000, there are no series "A-2" shares issued and outstanding.

The variable portion of capital may not exceed ten times the fixed minimum capital and the related shares may only be held by Mexican nationals or corporate entities with a clause excluding foreigners.

d) At a regular stockholders' meeting held on December 26, 1996, it was decided to establish a reserve for the purchase of the Company's own shares in the historical amount of Ps. 987,077 (Ps. 1,658,020 restated to December 31, 2000). In addition, the maximum nominal amount of capital that may be earmarked for the purchase of the Company's own shares was set at Ps. 112,923, equal to 5% of capital stock. At a regular stockholders' meeting held on April 28, 2000, it was decided to increase by Ps. 3,512,923 (Ps. 3,701,918 restated) the reserve for the purchase of the Company's own shares. As a result, the total authorized nominal amount of such reserve at December 31, 2000 was Ps. 4,500,000. During 1999, the Company re-placed 106,197,728 of its shares for Ps. 1,668,061, obtaining a stock premium of Ps. 686,714. During 2000, the Company repurchased 132,849,001 shares for Ps. 2,715,344. At the date of the issuance of these financial statements, there are 160,904,977 treasury shares for re-placement.



14. Related Parties

In the years ended December 31, 2000 and 1999, Telmex had the following significant transactions with related parties:

		2000		1999
Purchase of materials, inventories and fixed assets	Ps.	5,890,608	Ps.	1,923,679
Payment of insurance premiums and fees for administrative and operating services		1,918,053		1,129,450
Donations to a non-profit social welfare organization		1,247,798		1,093,633
Discount on sale of doubtful accounts receivable		-		532,430
Sale of materials, inventories, fixed assets and services		471,693		454,989

15. Stockholders' Equity

a) At an extraordinary stockholders' meeting held on February 28, 2000, it was decided to increase the number of outstanding Series "A-1" and "A-2" shares by means of a four-for-one stock split.

All information in these financial statements regarding the number of shares issued and outstanding takes into account the four-for-one stock split.

b) At an extraordinary stockholders' meeting held on November 29, 2000, it was decided to merge GT2000, S.A. de C.V. (GT2000), the disappearing company, into Telecom. As a result of this merger, the capital stock of Telecom was increased by Ps. 89,906 (Ps. 88,946 nominal) and 150,015,728 common series "A-1" fixed capital shares were issued for delivery to the stockholders of GT2000.

c) At December 31, 2000 and 1999, capital stock is represented by 3,802,227,075 and 3,800,000,000 common, registered series "A-1" shares with no par value, representing the fixed minimum capital. In addition, in conformity with Telecom's bylaws, the Company may issue series "A-2" shares, corresponding to variable capital. At December 31, 2000, there are no series "A-2" shares issued and outstanding.

The variable portion of capital may not exceed ten times the fixed minimum capital and the related shares may only be held by Mexican nationals or corporate entities with a clause excluding foreigners.

d) At a regular stockholders' meeting held on December 26, 1996, it was decided to establish a reserve for the purchase of the Company's own shares in the historical amount of Ps. 987,077 (Ps. 1,658,020 restated to December 31, 2000). In addition, the maximum nominal amount of capital that may be earmarked for the purchase of the Company's own shares was set at Ps. 112,923, equal to 5% of capital stock. At a regular stockholders' meeting held on April 28, 2000, it was decided to increase by Ps. 3,512,923 (Ps. 3,701,918 restated) the reserve for the purchase of the Company's own shares. As a result, the total authorized nominal amount of such reserve at December 31, 2000 was Ps. 4,500,000. During 1999, the Company re-placed 106,197,728 of its shares for Ps. 1,668,061, obtaining a stock premium of Ps. 686,714. During 2000, the Company repurchased 132,849,001 shares for Ps. 2,715,344. At the date of the issuance of these financial statements, there are 160,904,977 treasury shares for re-placement.

e) In conformity with the Mexican Corporations Act, at least 5% of net income of the year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches 20% of capital stock issued and outstanding.

f) Net earnings per share were obtained by dividing net income for the year by the average weighted number of shares issued and outstanding during the period. To determine the average weighted number of shares issued and outstanding at December 31, 2000 and 1999, the shares acquired by the Company (treasury shares) were excluded. Earnings per share were Ps. 1.5163 and Ps. 1.1915 at December 31, 2000 and 1999, respectively. The average weighted number of shares considered in the computation for 2000 and 1999 was 3,784 million and 3,759.6 million, respectively.

16. Income Tax, Asset Tax and Employee Profit Sharing

a) Income tax

Income tax shown in the statement of income represents the tax determined individually by the Company and for each of its subsidiaries. Telecom and its subsidiaries Orient and Multimedia were authorized to determine their tax result on a consolidated basis effective January 1, 1999. Neither Telmex nor América Móvil is included in the tax consolidation. Banesci and Inveresci will be included in the tax consolidation of Telecom starting in fiscal year 2001.

In addition, Telmex was authorized to consolidate for tax purposes effective January 1, 1995. The Instituto Tecnológico de Teléfonos de México, S.C. and subsidiaries acquired are excluded from the tax consolidation.

América Móvil has requested to consolidate its subsidiaries for tax purposes as of the 2001 fiscal year.

b) Effective January 1, 1999, the corporate income tax rate was increased from 34% to 35%. However, corporate taxpayers have the option of deferring a portion, so that the tax payable for the year will represent 30% of taxable income (32% in 1999). The earnings on which there is a deferral of taxes must be controlled in a so-called "net reinvested tax profit" account ("CUFINRE"), to clearly identify the earnings on which the taxpayer has opted to defer payment of corporate income tax.

Since the Company opted for this tax deferral, earnings will be considered to be distributed first from the CUFINRE and any excess will be distributed for the "net tax profit" account ("CUFIN") so as to pay the deferred tax (5% in 2000 and 3% in 1999).

Any distribution of earnings in excess of the above-mentioned account balances will be subject to payment of 35% corporate income tax.

In addition, effective January 1, 1999, cash dividends obtained by individuals or residents abroad from corporate entities in Mexico, will be subject to a 5% withholding tax, on the amount of the dividend multiplied by 1.5385 (1.515 for dividends paid from the determined balance of the "CUFIN" account at December 31, 1998).

c) The foreign subsidiaries determine their income tax based on the individual results of each subsidiary and in conformity with the specific tax regimes of each country. The income tax provisions of these subsidiaries are not material in relation to the consolidated financial statements.



d) The accumulated effect of the new accounting Bulletin D-4 at the beginning of 2000 was Ps. 8,776,264 (Ps. 2,374,285 corresponding to the majority stockholders' equity and Ps. 6,391,979 to the minority interest), with simultaneous recognition of a deferred tax liability. The financial statements for the year ended December 31, 1999 were not restated.

An analysis of income tax provisions is as follows:

		2000		1999
Current year income tax	Ps.	7,540,507	Ps.	9,055,587
Deferred income tax		3,557,810		555,719
Total	Ps.	11,098,317	Ps.	9,611,306

A reconciliation of the enacted tax rate to the effective tax rate is as follows:

	Year ended December 31	
	2000	1999
	%	%
Enacted tax rate	35.00	35.00
Depreciation	(7.70)	(4.17)
Financial costs	(3.80)	(4.46)
Other	4.20	(1.17)
Effective tax rate	27.70	25.20

In 2000, the effects of the new accounting pronouncement are included in each of the concepts presented.

e) The following table shows deferred tax activity applied to stockholders' equity in the year ended December 31, 2000, based on the requirements of Bulletin D-4, including the accumulated effect of the change at the beginning of the year.

Accumulated effect of the accounting change at the beginning of year:

Applied to stockholders' equity for temporary differences from prior years other than those indicated in the following line	Ps.	(13,135,181)
Deferred income tax on differences between indexed cost and replacement cost of fixed assets and inventories applied to stockholders' equity		4,368,917
		(8,766,264)
Deferred income tax on difference between indexed cost and replacement cost of inventories and fixed assets attributable to 2000, net of inflation		474,239
Deferred income tax in stockholders' equity (in caption Accumulated effect of deferred income tax and (deficit) excess from restatement of stockholders' equity) at December 31, 2000	Ps.	(8,292,025)



An analysis of the deferred tax liability for the year ended December 31, 2000 is as follows:

Balance at December 31, 1999	Ps.	1,932,565
Accumulated effect of accounting change at January 1, 2000		8,766,264
Current year deferred income tax, net of related monetary position gain (Ps. 1,360,417)		3,557,810
Deferred income tax on difference between indexed cost and replacement cost of fixed assets and inventories applied to stockholders' equity, net of effects of inflation		(639,119)
Monetary effect for deferred taxes recognized in statement of income		173,301
Balance at December 31, 2000	Ps.	13,790,821

f) The Company recognized deferred taxes on the following items at December 31, 2000 and 1999:

		2000		1999
Deferred tax assets:				
Allowance for doubtful accounts and slow-moving inventories	Ps.	919,813		
Tax loss carry forwards		99,871		
Unaccrued services billed		570,100		
Liability reserves		265,901		
Excess cost over appraised value of Federal Microwave network		13,889	Ps.	66,840
	Ps.	1,869,574	Ps.	66,840
Deferred tax liabilities:				
Fixed assets	Ps.	(11,701,620)		
Inventories		(1,455,289)		
Licenses		(775,400)	Ps.	(797,388)
Pensions and seniority premiums		(1,726,792)		(1,202,017)
Other items		(1,294)		
		(15,660,395)		(1,999,405)
Net deferred tax (liability)	Ps.	(13,790,821)	Ps.	(1,932,565)

g) At December 31, 2000, the Restated Contributed Capital Account (CUCA), (CUFIN) and (CUFINRE) balances were approximately Ps. 9,067,222, Ps. 14,556,150 and Ps. 12,060, respectively.

h) Asset tax

The 1.8% asset tax (which is a minimum income tax) is payable on the average value of most assets net of certain liabilities. Asset tax for the years ended December 31, 2000 and 1999 was Ps. 99,750 and Ps. 69,559, respectively. Such amounts were credited against income tax paid in excess of asset tax in the years 1996 and 1997 for 1999, whereas for 2000 the asset tax was remitted, crediting current year income tax.



i) Employee profit sharing
Employee profit sharing is determined basically on taxable income, excluding the effects of inflation.

17. Segments

Through Telmex and América Móvil, the Company basically operates in the following segments: local telephone service, long-distance telephone service, and cellular service. Local telephone service corresponds to fixed local wired service. The long-distance service includes both domestic and international services, exclusive of the long-distance calls originated in public and rural telephones and private circuits. The cellular service represents the mobile telephone service and includes both local and long-distance services. Additional information related to Telmex and América Móvil operations is provided in Note 1. The following summary shows the most important segment information and has been prepared following the accounting policies described in Note 1 on a consistent basis.

(Millions of Mexican pesos with purchasing power at December 31, 2000)

	Local service	Long distance	Cellular	Others, adjustments and eliminations	Consoli-dated total
At December 31, 2000					
Revenues:					
External revenues	Ps. 55,712	Ps. 26,195	Ps. 25,295	Ps. 14,528	Ps. 121,730
Intersegment revenues	13,156			(13,156)	
Depreciation and amortization	12,510	2,089	1,806	5,781	22,186
Operating income	28,717	7,658	2,580	3,451	42,406
Segment assets	164,407	30,106	61,033	(11,938)	243,608
At December 31, 1999					
Revenues:					
External revenues	Ps. 52,320	Ps. 26,880	Ps. 14,203	Ps. 12,777	Ps. 106,180
Intersegment revenues	11,256			(11,256)	
Depreciation and amortization	13,293	2,160	1,025	4,524	21,002
Operating income	25,221	9,644	3,066	495	38,426
Segment assets	164,741	25,418	14,351	(2,775)	201,735



18. Subsequent Events

a) On January 26, 2000, Telmex placed a U.S. $ 1,000 million 8.25% bond that matures in 2006. The price of the bond was set with a return of 350 base points above treasury bonds with a comparable maturity. The proceeds were used to partially repay commercial paper.

b) On December 11, 2000, the Company, together with its subsidiaries AM Comm Solutions, LLC (AM Comm) and Comm South signed a letter of intent with Linsang Partner, LLC (Linsang), the parent Company of ARBROS Communications, Inc. (ARBROS), whereby it was agreed, among other things, that ARBROS would acquire 100% of the common stock of Comm South. In the agreement, it was also specified that AM Comm would acquire a 24.9% equity interest in ARBROS plus options to acquire an additional 20.1% interest.

c) On February 20, 2001, ARBROS, Linsang, América Móvil, Sercotel and AM Comm entered into a final agreement for the exchange of shares whereby ARBROS would acquire from AM Comm 100% of the Common stock of Comm South in exchange for the issuing by ARBROS of 8,373,107 common shares to AM Comm plus options to acquire an additional 31,963,232 shares of ARBROS at a price of U.S.$ .001 per share.

d) On February 12, 2001, Telecom Américas entered into an agreement to acquire a 100% economic interest in Tess, S.A. (Tess) for U.S.$ 950 million. Tess is one of the two B band cellular operators in the Brazilian state of Sao Paulo. Under the terms of the agreement the sellers retain certain voting rights. The transaction is expected to be concluded in the second quarter of 2001, subject to approval by various regulatory authorities.

e) On February 28, 2001, Canbras Communications concluded an offering of rights to the holders of the Company's common stock for U.S.$ 66 million. Telecom Américas acquired all of the rights. As a result of this offering, Telecom Américas increased its economic interest in Canbras Communications from 70.7% to 75.6%.

f) On March 13, 2001, Telecom Américas entered into agreements to acquire an additional 65% (approximately) economic interest in Americel and Telet for approximately U.S.$ 580 million. These transactions are expected to be concluded in the second quarter of 2001, increasing Telecom América's economic interest in both companies to approximately 81%, subject to approval by various regulatory authorities.

Design: Arquitectura y Comunicación Gráfica, S.A. de C.V. • Impression: Tecnographics S.A. de C.V.

Carso Global Telecom, S.A. de C.V.

Translation of Financial Statements
originally issued in Spanish

CARSO GLOBAL TELECOM, S.A. DE C.V.

Unconsolidated Pro Forma Balance Sheet as of September 30, 2001
(Expressed in thousands of Mexican pesos with purchasing power at
September 30, 2001)

	CARSO GLOBAL TELECOM September 30, 2001	Net amount to be spun off NEWCO	CARSO GLOBAL TELECOM (Post spin-off)
Assets			
Current assets:			
Cash and temporary investments	$ 263,577	$ -	$ 263,577
Sundry debtors	96,179	-	96,179
Recoverable taxes	192,816	-	192,816
Total current assets	552,572	-	552,572
Prepayments and other assets	6,902	-	6,902
Deferred income tax	132,813		132,813
Equity investment in subsidiaries	39,644,466	18,173,195	21,471,271
Equity investment in associated companies	153,800	-	153,800
Goodwill	1,718,199	82,342	1,635,857
Total assets	42,208,752	18,255,537	23,953,215
Liabilities and stockholders' equity			
Current liabilities:			
Bank financing	4,092,922	2,098,511	1,994,411
Commercial paper	11,686,463	-	11,686,463
Accrued liabilities and taxes payable	83,678	-	83,678
Income tax	14,130	-	14,130
Total current liabilities	15,877,193	2,098,511	13,778,682
Long-term debt:			
Bank financing	3,119,924	2,676,658	443,266
Note traded on stock exchange	1,426,829	-	1,426,829
Total long-term debt	4,546,753	2,676,658	1,870,095
Total liabilities	20,423,946	4,775,169	15,648,777
Stockholders' equity			
Capital stock:			
Historical	2,227,561	963,432	1,264,129
Restatement increment	6,758,028	2,922,885	3,835,143
	8,985,589	3,886,317	5,099,272
Premium on sale of shares	839,877	-	839,877
Retained earnings:			
From prior years	18,593,290	7,209,611	11,383,679
Current year	3,259,507	178,039	3,081,468
	21,852,797	7,387,650	14,465,147
Accumulated effect of deferred income tax	(4,016,772)	(721,573)	(3,295,199)
Excess (deficit) from restatement of stockholders' equity	(5,876,685)	2,927,974	(8,804,659)
Total stockholders' equity	21,784,806	13,480,368	8,304,438
Total liabilities and stockholders' equity	$ 42,208,752	$ 18,255,537	$ 23,953,215

Translation of Financial Statements
originally issued in Spanish

CARSO GLOBAL TELECOM, S.A. DE C.V.

Unconsolidated Pro Forma Income Statement as of September 30, 2001

(Expressed in thousands of Mexican pesos with purchasing power at September 30, 2001)

	CARSO GLOBAL TELECOM January 1 to September 30, 2001	Net amount to be spun off NEWCO	CARSO GLOBAL TELECOM (Post spin-off)
Service revenues	$ 147,459	$ -	$ 147,459
Equity interest in results of unconsolidated subsidiaries and associated companies	3,869,382	190,727	3,678,655
Amortization of goodwill of unconsolidated subsidiaries and associated companies	(815,654)	(12,688)	(802,966)
Operating income	3,201,187	178,039	3,023,148
Integral cost of financing:			
Interest income	22,435	-	22,435
Interest expense	(2,100,164)	-	(2,100,164)
Monetary position	670,980	-	670,980
Exchange gain, net	(48,012)	-	(48,012)
	(1,454,761)	-	(1,454,761)
Other (expenses) income, net	1,628,474	-	1,628,474
Income tax	115,393	-	115,393
Net income	$ 3,259,507	$ 178,039	$ 3,081,468

Translation of notes to financial
statements originally in Spanish

CARSO GLOBAL TELECOM, S.A. DE C.V.

Notes to Unconsolidated Financial Statements as of September 30, 2001

(Expressed in thousands of Mexican pesos with purchasing power at September 30, 2001)

Description of the Business

Carso Global Telecom, S.A. de C.V (hereinafter Telecom or the Company) was created on June 24, 1996, as a result of a spin-off from Grupo Carso, S.A. de C.V. (Grupo Carso), approved at an extraordinary stockholders' meeting held on April 30, 1996.

The Company's principal asset is represented by the investment in the shares of Teléfonos de México, S.A. de C.V. (Telmex), América Móvil, S.A. de C.V. (América Móvil) and other companies engaged primarily in the telecommunications industry.

At an extraordinary stockholders' meeting held on September 25, 2000, stockholders of Telmex approved the spin-off of the Telmex wireless telecommunications business and most of its international operations to create América Móvil, to which certain assets and liabilities and stockholders' equity were transferred. This spin-off had no effect on the accompanying financial statements.

The Company has no employees. Administrative services are provided by an affiliate of the Company.

In the second quarter of 2001, Telecom announced that it had begun the process of spinning off its shares of América Móvil by creating a new holding company, so that each of Telmex and América Móvil could concentrate its efforts on meeting new challenges and taking advantage of available opportunities.

Significant Accounting Policies and Practices

The significant accounting policies and practices observed in the preparation of the financial statements are described below:

Basis of preparation of the financial statements and valuation of the equity investment in subsidiary companies

The accompanying unconsolidated financial statements for the period ended September 30, 2001, were prepared for specific purposes, which require the presentation of the unconsolidated financial position and the unconsolidated results of operations of the Company. The equity investment in subsidiaries was valued using the equity method, which consists of recognizing the Company's equity interest in the subsidiary's results of operations and stockholders' equity. Current year results of operations and stockholders' equity determined using the equity method are the same as in the consolidated financial statements and the unconsolidated financial statements.

I. At September 30, 2001, Telecom owns 29.85% of the total number of Telmex shares issued and outstanding. Of this equity interest, Telecom holds 65.88% of the voting shares of Telmex at September 30, 2001.

II. At September 30, 2001, Telecom owns 30.01% of the total number of América Móvil shares issued and outstanding. Of this equity interest, Telecom holds 61.72% of the voting shares of América Móvil.

III. At an extraordinary stockholders' meeting held on November 29, 2000, it was agreed to merge GT2000, S.A. de C.V. (GT2000), the *disappearing company*, into Telecom, the *surviving company*. As a result of the merger, Telecom's capital stock was increased by Ps. 88,906 (Ps. 88,946 nominal value), through the issuance of 150,015,728 common registered series "A-1" shares representing minimum fixed capital, to be delivered to the stockholders of GT2000.

Banesci 2000, S.A. de C.V. (Banesci) and Inveresci 2000, S.A. de C.V. (Inveresci) were spun off from Banco Inbursa, S.A. and Inversora Bursátil, S.A. de C.V., respectively (affiliated companies). GT2000 was spun off from Grupo Financiero Inbursa, S.A. de C.V., and assigned the shares of Banesci and Inveresci.

Recognition of the effects of inflation on financial information

The Company recognizes the effects of inflation on its financial information as required by Mexican accounting principles Bulletin B-10, *Accounting Recognition of the Effects of Inflation on Financial Information*, issued by the Mexican Institute of

Public Accountants. Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of Mexican pesos with purchasing power at September 30, 2001.

Capital stock, the premium on the sale of shares and retained earnings were restated using adjustment factors obtained from the National Consumer Price Index (NCPI).

The (deficit) excess from restatement of stockholders' equity consists of the accumulated monetary position (loss) gain determined at the time the provisions of Bulletin B-10 were first applied (generated by the company that is spun off) and of the result from holding non-monetary assets (Spanish acronymic RETANM), which represents the net difference between applying the specific-cost method and the constant-peso-value method based on the NCPI.

The net monetary position gain represents the impact of inflation on monetary assets and liabilities. The net monetary position gain of each year is included in the statements of income as a part of the integral cost of financing.

Mexican accounting Bulletin B-12 specifies the appropriate presentation of the statement of changes in financial position when the financial statements have been restated in constant pesos in accordance with Bulletin B-10. Bulletin B-12 identifies the sources and applications of resources representing differences between beginning and ending financial statement balances in constant pesos. In accordance with this bulletin, monetary and foreign exchange gains and losses are not included in the determination of resources provided by operations.

Temporary investments

Temporary investments, which consist basically of time deposits in financial institutions, Mexican Treasury certificates (Spanish acronymic CETES), Mexican government bonds and shares traded on stock-markets, are stated at market value.

Equity investment in associated companies

The Company's investment in the shares of Sinergia Soluciones Integrales, S.A. de C.V. (Sinergia) is valued using the equity method. This accounting method consists basically of recognizing the investor's equity interest in the results of operations and stockholders' equity of the issuing companies.

Equity investment in subsidiaries and associates

An analysis is as follows:

Issuing company	Carso Global Telecom Amount	Spin-off Newco	Carso Global Telecom (Post spin-off
Teléfonos de México, S.A. de C.V.	$ 15,638,797	$ 0	$ 15,638,797
América Móvil, S.A. de C.V.	18,173,195	18,173,195	0
Carso Global LLC	3,469,859	0	3,469,859
Banesci 2000, S.A. de C.V.	2,266,095	0	2,266,095
Inveresci 2000, S.A. de C.V.	96,412	0	96,412
Multimedia Corporativo, S.A. de C.V.	108	0	108
Total	39,644,466	18,173,195	21,471,271

Goodwill

Goodwill derived from the acquisition of shares of Telmex and América Móvil will be amortized in a period of five years and the goodwill derived from the acquisition of shares of other subsidiaries and affiliates will be amortized in periods ranging from five to ten years.

Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange rate differences are applied directly to income of the year.

At times the Company enters into short-term foreign exchange hedges and futures contracts, as a protection against transactions denominated in foreign currencies. The gains or losses on these contracts are recognized in income as incurred, net of the gains or losses on the liabilities covered.

Income tax

Requirements of the new Mexican accounting Bulletin D-4, *Accounting for Income Tax, Asset Tax and Employee Profit Sharing*, went into effect on January 1, 2000. The new Bulletin D-4 modifies the rules with respect to the determination and presentation of deferred income tax (deferred taxes). Basically, the new bulletin requires that deferred taxes be determined on all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the financial statements are issued. Through December 31, 1999, deferred taxes were recognized only for temporary differences that were considered to be non-recurring and that had a known turnaround time. Accordingly, the 2000 provision for income tax includes both the current year tax and the deferred portion. In 1999, deferred taxes were recognized only on certain temporary differences.

Basis of translation of financial statements of foreign subsidiaries

Global Telecom LLC (Global), a subsidiary of Telecom, is located in the state of Delaware in the United States of America. The financial statements of the subsidiary were translated to Mexican pesos in conformity with Mexican accounting principles Bulletin B-15, *Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations,* issued by the Mexican Institute of Public Accountants, considering Global as an integrated foreign operation. Consequently, non-monetary financial statement items were translated to Mexican pesos at the historical exchange rate and restated based on the rate of inflation in Mexico.

Telmex and América Móvil

The most relevant information with respect to the investment in Telmex and América Móvil is as follows:

In conformity with Telmex bylaws, at least 20% of its capital stock must be represented by common, registered, series "AA" shares, which may only be subscribed or acquired by Mexican investors. Such shares, in turn, must represent at all times at least 51% of the common, registered shares comprising capital stock, by common, registered free subscription series "A" shares, this amount must not exceed 19.6% of capital stock and on a percentage that does not exceed the 49% of common, registered shares comprising capital stock. Both series of the aforementioned shares must not represent more than 51% of capital stock; series "L" free subscription shares with limited voting rights, which together with series "A" shares, must not exceed 80% of capital stock. Telmex bylaws state that effective January 1, 2001, holders of series "L" shares may exchange such shares for series "AA" shares in certain circumstances.

In January 2001, Telecom exercised its right to exchange 555,766,180 series "L" shares of Telmex and América Móvil for the same number of series "AA" shares.

In June 2001, Telecom exercised its right to exchange Telmex 500,000,000 series "L" shares for the same number of series "AA" shares.

Prodigy

In 1999, Telecom subscribed and paid a capital increase to Prodigy in the amount of USD 1.3 million, equivalent of approximately 333,334 shares. At December 31, 1999, the Company's equity investment in Prodigy was 45.29 %.

In 2000, the Company paid approximately USD 300,000 to acquire 333,334 additional Prodigy shares. In May 2000, other stockholders made capital contributions to Prodigy. Since Telecom did not participate in such subscription, the equity investment percentage was diminished and at December 31, 2000 the equity investment was 27.31%.

Since capital contributions made by other stockholders in 2000 and 1999 were for amounts in excess of the book value of the shares acquired, the proportional value of the Company's equity interest in Prodigy increased by Ps. 4,658 and Ps. 1,048,313, respectively. Such amounts were credited to income of each year.

In April, August and October 2000, Telecom sold at market value all of its Prodigy shares to Global.

Sinergia Soluciones Integrales de Energía, S.A. de C.V. (Sinergia)

In 2000, Telecom subscribed and paid a capital increase in Sinergia of Ps. 153,800.

Unless otherwise indicated, investments in the above-mentioned affiliates were valued using the equity method.

Goodwill

The unamortized balance of goodwill at September 30, 2001, is as follows:

Issuing company	Carso Global Telecom Amount	Spin-off Newco	Carso Global Telecom Post spin-off
Teléfonos de México, S.A. de C.V.	$ 1,635,857	-	$ 1,635,857
América Móvil, S.A. de C.V.	82,342	82,342	0
Total	1,718,199	82,342	1,635,857

Foreign currency position and transactions

At September 30, 2001, the Company has a net foreign currency long position of USD 1,692,901 thousand.

At September 30, 2001, the exchange rate was Ps. 9.5542 per U.S. dollar (Ps. 9.60 at December 31, 2000).

Bank Financing

An analysis of bank financing at September 30, 2001 is as follows:

	Carso Global Telecom Amount	Spin-off Newco	Carso Global Telecom Post spin-off
Short term financing	$ 4,092,922	$ 2,098,511	$ 1,994,411
Long term financing	3,119,924	2,676,658	443,266
Total	7,212,846	4,775,169	2,437,677

The interest on loans denominated in Mexican pesos bore interest at the average annual rate of 11.39% in 2001. The interest rate on loans obtained in U.S. dollars is 4.12%.

Commercial paper

At September 30, 2001, the balance of commercial paper is Ps. 11,686,463. Such paper was issued on September 7, 17, 20 and 25, 2001, at an interest rate of 10.90%, 10.44%, 10.69%, and 10.60% respectively. The issues were placed on the domestic market, and have a maturity date of October 10, 12, 22 and 30, 2001.

	Carso Global Telecom Amount	Spin-off Newco	Carso Global Telecom Post spin-off
Commercial paper traded in the stock exchange	$ 11,686,463	$ 0	$ 11,686,463

Notes traded on the stock exchange

In July 2000, Telecom issued a medium-term unsecured note for 356,180,900 Investment Units (UDIS), payable at maturity on July 20, 2007. Interest is payable semiannually at an annual rate of 7.50%.

In May 2001, Telecom issued a medium-term unsecured note for 117,443,743 UDIS, payable at maturity on October 2001. Interest is payable at an annual rate of 7.50%.

Financial transaction guaranteed by shares

In September 2001, Telecom has agreed to a transaction with JP Morgan related to Telmex and América Móvil I shares of USD 326,550,000. This transaction is guaranteed with 7,500,000 ADRs representing 150 million of each of Telmex and América Móvil series "L" shares, a maturity date in 2003 when the principal amount of the transaction must be repaid, plus interest quarterly payments at LIBOR plus 1.36 points.

At September 2001 is in force a transaction of USD 86,132,000 guaranteed by 2,000,000 Telmex and América Móvil ADRs representing 40,000,000 Telmex and América Móvil I shares. This transaction is referred to as a call option. Considering the actual market conditions and the maturity date, it is possible that this transaction will expire out of the money.

Stockholders' equity

a) In an extraordinary stockholders' meeting held on January 28, 2000, it was agreed to increase the number of outstanding series "A-1" and "A-2" shares by means of a four-for-one stock split.

All information in these financial statements regarding the number of shares issued and outstanding takes into account the four-for-one stock split.

b) At an extraordinary stockholders' meeting held on November 29, 2000, it was decided to merge GT2000, the disappearing company, into Telecom, the surviving company. As a result of this merger, Telecom's capital stock was increased by Ps. 89,906 (Ps. 88,946 nominal) and 150,015,728 common series "A-1" fixed capital shares were issued for delivery to the stockholders of GT2000.

c) At June 30, 2001, capital stock is represented by 3,757,264,999 common, registered series "A-1" shares with no par value, representing fixed minimum capital stock with no withdrawal rights. In addition, in conformity with Telecom's bylaws, the Company may issue series "A-2" shares, corresponding to variable capital. At September 30, 2001, there are no series "A-2" outstanding shares.

The variable portion of capital may not exceed ten times the fixed minimum capital and the related shares may only be held by Mexican nationals or corporate entities with a clause excluding foreigners.

d) At a regular stockholders' meeting held on December 26, 1996, it was decided to establish a reserve for the purchase of the Company's own shares in the historical amount of Ps. 987,077 (Ps. 1,688,528 restated to September 30, 2001). In addition, the maximum nominal amount of capital that may be earmarked for the purchase of the Company's own shares was set at Ps. 112,923, equal to 5% of capital stock. At a regular stockholders' meeting held on April 28, 2000, it was decided to increase by Ps. 3,512,923 (Ps. 3,701,918 restated) the reserve for the purchase of the Company's own shares. As a result, the total authorized nominal amount of such reserve at December 31, 2000 was Ps. 4,500,000.

During 1999, the Company re-purchased 106,197,728 of its shares for Ps. 1,668,061, obtaining a stock premium of Ps. 686,714. During 2000, the Company repurchased 132,849,001 shares for Ps. 2,715,344. At the date of the issuance of these financial statements, there are 177,811,077 treasury shares to be re-placed.

e) In conformity with the Mexican Corporations Act, at least 5% of net income of the year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches 20% of capital stock issued and outstanding.

f) Net earnings per share were obtained by dividing net income for the year by the average weighted number of shares issued and outstanding during the period. To determine the average weighted number of shares issued and outstanding in 2001, the shares acquired by the Company (treasury shares) were excluded. Earnings per share were Ps. 0.9134 at September 30, 2001. The average weighted number of shares considered in the computation for 2001 was 3,771 million.

Income tax and asset tax

a) Telecom and its subsidiaries are subject to payment of both income tax and asset tax.

Telecom and its subsidiaries were authorized by the Ministry of Finance and Public Credit to determine their tax results on a consolidated basis effective January 1, 1999.

b) The corporate income tax rate is 35%. However, corporate taxpayers have the option of deferring a portion, so that the tax payable for the year will represent 30% of taxable income (32% in 1999). The earnings on which there is a deferral of taxes must be controlled in a so-called "net reinvested tax profit" account ("CUFINRE"), to clearly identify the earnings on which the taxpayer has opted to defer payment of corporate income tax.

Since the Company opted for this tax deferral, earnings will be considered to be distributed first from the CUFINRE and any excess will be distributed for the "net tax profit" account ("CUFIN") so as to pay the deferred tax (5% in 2000 and 3% in 1999).

Any distribution of earnings in excess of the above-mentioned account balances will be subject to payment of 35% corporate income tax.

In addition, effective January 1, 1999, cash dividends obtained by Mexican individuals or residents abroad from corporate entities in Mexico, will be subject to a 5% withholding tax, on the amount of the dividend multiplied by 1.5385 (1.515 for dividends paid from the determined balance of the "CUFIN" account at December 31, 1998).

The 1.8% asset tax (which is a minimum income tax) is payable on the average value of most assets net of certain liabilities. Asset tax for the years ended December 31, 2000 and 1999 was Ps. 99,750 and Ps. 69,559, respectively. Such amounts were credited against income tax paid in excess of asset tax in the years 1996 and 1997 for the 1999 tax, whereas for 2000 the asset tax was remitted, crediting current year income tax.

d) The accumulated effect of the application of the new accounting Bulletin D-4 was Ps. 2,374,285 at the beginning of 2000, recognizing a deferred tax liability. The financial statements of 1999 were not restructured.

Consolidated Financial Statements

The accompanying consolidated pro forma financial statement show the assets and liabilities to be spun off, as well as the amount of stockholders' equity which represents the difference between the assets and liabilities transferred to the new company.

The pro forma balance sheet at September 30, 2001 and the pro forma statement of income for the nine-month period ended September 30, 2001, are as follows:

Translation of financial statements originally in Spanish

CARSO GLOBAL TELECOM, S.A. DE C.V.
AND SUBSIDIARIES

Consolidated Balance Sheet as of September 30, 2001
(Expressed in thousands of Mexican pesos with purchasing power at September 30, 2001)

	CARSO GLOBAL TELECOM September 30, 2001	Net amount to be spun off NEWCO	CARSO GLOBAL TELECOM Consolidated (Post spin-off)
Assets			
Current assets:			
Cash and temporary investments	$ 17,111,579	$ 10,237,964	$ 6,873,615
Accounts receivable	21,583,845	3,518,497	18,065,348
Inventories	2,207,931	2,207,931	-
Prepayments and other assets	12,128,895	4,454,853	7,674,042
Total current assets	53,032,250	20,419,245	32,613,005
Plant, property and equipment	147,756,923	38,246,431	109,510,492
Inventories, used for construction of telephone plant	1,668,846	-	1,668,846
Licences	3,441,248	-	3,441,248
Long-term investments	29,357,965	26,337,456	3,020,509
Intangible asset for labor obligations	8,301,605	3,441,246	4,860,359
Goodwill	10,351,394	4,950,169	5,401,225
Other assets	698,436	-	698,436
Total assets	254,608,667	93,394,547	161,214,120
Liabilities and stockholders' equity			
Current liabilities:			
Bank financing	27,458,759	11,649,435	15,809,324
Commercial paper	21,349,432	-	21,349,432
Accrued liabilities and taxes payable	23,733,631	10,063,948	13,669,683
Total current liabilities	72,541,822	21,713,383	50,828,439
Long-term debt			
Bank financing	33,143,344	10,391,375	22,751,969
Notes traded on stock exchange	25,312,329	-	25,312,329
Total long-term debt	58,455,673	10,391,375	48,064,298
Deferred taxes	13,662,610	2,363,375	11,299,235
Deferred credits	2,213,927	1,318,981	894,946
Other assets	6,566,154	-	6,566,154
Total liabilities	153,440,186	35,787,114	117,653,072
Stockholders' equity			
Capital stock:			
Historical	2,227,561	963,432	1,264,129
Restatement increment	6,758,028	2,922,885	3,835,143
	8,985,589	3,886,317	5,099,272
Premium on sale of shares	839,877	-	839,877
Retained earnings:			
From prior years	18,593,290	7,209,611	11,383,679
Current year	3,259,507	178,039	3,081,468
	21,852,797	7,387,650	14,465,147
Accumulated effect of deferred income tax	(4,016,772)	(721,573)	(3,295,199)
Excess (deficit) from restatement of stockholders' equity	(5,876,685)	2,927,974	(8,804,659)
Total majority stockholders' equity	21,784,806	13,480,368	8,304,438
Minority interest	79,383,675	44,127,065	35,256,610
Total stockholders' equity	101,168,481	57,607,433	43,651,048
Total liabilities and stockholders' equity	$ 254,608,667	$ 93,394,547	$ 161,214,120

Translation of financial statements originally in Spanish

CARSO GLOBAL TELECOM, S.A. DE C.V.
AND SUBSIDIARIES

Consolidated Income Statement as of September 30, 2001

(Expressed in thousands of Mexican pesos with purchasing power at September 30, 2001)

	CARSO GLOBAL TELECOM January 1 to September 30, 2001	Net amount to be spun off NEWCO	CARSO GLOBAL TELECOM Post spin-off
Operating income	$ 104,834,746	$ 30,142,584	$ 74,692,162
Cost of sales	48,735,286	16,690,681	32,044,605
Gross profit	56,099,460	13,451,903	42,647,557
Operating expenses	20,317,860	8,366,241	11,951,619
Operating income	35,781,600	5,085,662	30,695,938
Integral cost of financing:			
Interest income	2,903,071	1,486,369	1,416,702
Interest expense	8,035,656	1,053,325	6,982,331
Monetary position	(2,256,107)	115,332	(2,371,439)
Exchange gain, net	881,366	799,467	81,899
	3,757,844	481,755	3,276,089
Income before income tax and employee profit sharing	32,023,756	4,603,907	27,419,849
Provisions for:			
Income tax	10,541,922	1,262,888	9,279,034
Employee profit sharing	2,479,903	159,903	2,320,000
	13,021,825	1,422,791	11,599,034
Income before equity interest in results of associated Companies and minority interest and minority interest	19,001,931	3,181,116	15,820,815
Equity interest in results of associated companies	(3,421,256)	(2,708,287)	(712,969)
Income before minority interest	15,580,675	472,829	15,107,846
Minority interest	12,321,168	294,790	12,026,378
Majority net income	$ 3,259,507	$ 178,039	$ 3,081,468

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AFRICAN GEM RESOURCES LTD
AFGEM ()

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Telephone 27 11 334 3999
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AFRICAN GEM RESOURCES LIMITED
INTERIM RESULTS FOR THE SIX MONTHS ENDED 31 AUGUST 2000
THIS IS THE FIRST REPORT OF THE COMPANY SINCE ITS LISTING ON THE JOHANNESBURG STOCK EXCHANGE ON 8 AUGUST 2000.
THE AFGEM GROUP. S. A. DIAMOND CENTRE 240 COMMISSIONER STR. JHB SOUTH AFRICA.
PVT BAG X1 EXCOM 2023 TEL: (+27 11) 334-3999 FAX: (+27 11) 334-1526
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HIGHLIGHTS
* LISTING ACHIEVED IN DIFFICULT MARKET
* PROJECT DEVELOPMENT PROGRAMME ON SCHEDULE AND WITHIN BUDGET
* GROUP TURNOVER IN LINE WITH EXPECTATIONS
* GROSS MARGIN AT R 9.931 MILLION (UP FROM R 4.176 MILLION FOR 12 MONTHS ENDED 29 FEBRUARY 2000)
* INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS R 5.370 MILLION (UP FROM R 1.034 MILLION FOR 12 MONTHS ENDED 29 FEBRUARY 2000)
* INTERIM EARNINGS PER SHARE AT 4.95 CENTS (UP FROM 1.47 CENTS FOR 12 MONTHS ENDED 29 FEBRUARY 2000)
* REVENUE PER EMPLOYEE AT R 48 046 (UP FROM AN AVERAGE FOR THE PREVIOUS 12 MONTH PERIOD ENDED 29 FEBRUARY 2000 OF R 35 525)
* PROFIT PER EMPLOYEE AT R 9 931 (UP FROM AN AVERAGE FOR THE PREVIOUS 12 MONTH PERIOD ENDED 29 FEBRUARY 2000 OF R 4 176)
REVIEW OF OPERATIONS & PROJECT MILESTONES REACHED
INTRODUCTION
AFGEM REMAINS A FOCUSED COLOURED GEMSTONE COMPANY, VERTICALLY INTEGRATED THROUGH EXPLORATION, MINING, BENEFICIATION AND WHOLESALE MARKETING OF HIGH VALUE COLOURED GEMSTONES. AFGEM'S MERELANI TANZANITE PROJECT IN NORTHERN TANZANIA CONTINUES TO BE THE COMPANY'S PRIMARY FOCUS. THE PROJECT LICENCE AREA REPRESENTS TWO THIRDS OF THE WORLD'S KNOWN RESERVES OF TANZANITE, WITH AN EXISTING WHOLESALE MARKET OF APPROXIMATELY US$ 150 MILLION. TANZANITE CONTINUES TO ENJOY GROWING POPULARITY IN THE US AND ELSEWHERE, WITH INSUFFICIENT SUPPLY PLACING UPWARD PRESSURE ON PRICES.
DEMAND FROM THE US, AND MORE RECENTLY, A REVIVAL IN DEMAND FROM JAPAN, FUELS CONTINUED GROWTH OF THE COLOURED GEMSTONE MARKET, WITH CONCERNS AROUND 'CONFLICT DIAMONDS' REPRESENTING CONSIDERABLE FURTHER UPSIDE POTENTIAL. RECENT DEMAND FOR EMERALDS HAS CAUSED PRICES TO INCREASE BY AS MUCH AS 15%, WITH DEMAND FOR SAPPHIRE AND RUBY STILL STRONG. THESE PRODUCTS REMAIN THE FOCUS FOR AFGEM'S GROWTH STRATEGY GOING FORWARD.
SINCE ITS RECENT LISTING ON THE JOHANNESBURG STOCK EXCHANGE, AFGEM HAS BEEN EXPOSED TO OTHER POTENTIAL COLOURED GEMSTONE PROJECTS WITHIN SUB-SAHARAN AFRICA. IN KEEPING WITH ITS STRATEGY OF REMAINING RISK-AVERSE, SELECTED PROJECTS ARE CURRENTLY IN THE INITIAL STAGES OF EVALUATION.
AFGEM'S EXPERTISE AND EXPERIENCE CONTINUES TO GROW WITHIN THE REALMS OF ITS CORE ACTIVITIES, WITH BRANDING AND THE INTERNET REPRESENTING KEY OPPORTUNITIES.
AFGEM IS ACTIVELY SEEKING THE EQUITY INVOLVEMENT OF A STRATEGIC PARTNER THAT WILL ADD VALUE TO THE COMPANY'S GROWTH STRATEGY, WHILST ABSORBING THE RELATIVE WEAKNESS IN THE SHARE PRICE.
LISTING DETAILS

ON 8TH AUGUST 2000, THE LISTING OF 129,321,682 ORDINARY SHARES WAS GRANTED BY THE JOHANNESBURG STOCK EXCHANGE (JSE) IN THE 'DIAMONDS: MINING RESOURCES' SECTOR OF THE JSE LIST. APPLICATION HAS BEEN MADE TO THE JSE FOR THE RENAMING OF THE 'DIAMONDS: MINING RESOURCES' SECTOR TO 'DIAMONDS AND GEMS: MINING RESOURCES' SECTOR. IT IS ANTICIPATED THAT THE NAME CHANGE WILL TAKE EFFECT IN THE FIRST QUARTER OF 2001.

EXPLORATION

AFGEM CONTINUES TO EXPLORE AND EVALUATE THE MERELANI TANZANITE RESOURCE, WITH FOCUSED OBJECTIVES:

* TO PROVE FURTHER HIGHGRADE PAYSHOOTS
* TO ESTABLISH PRODUCTION POTENTIAL OF A SECOND HORIZON
* TO DETERMINE WHETHER THE ORE BODY CONTINUES BELOW 150M

WHILST INDICATIONS OF FURTHER PAYSHOOTS AND A SECOND HORIZON ARE POSITIVE, A SAMPLING PROGRAMME HAS YET TO BE CONDUCTED.

AFGEM'S EXPLORATION TEAM, LED BY PROFESSOR REYNO SCHEEPERS, CONTINUES TO INVESTIGATE THE FURTHER TANZANITE POTENTIAL OF AFGEM'S LICENCE AREA, AS WELL AS THE SURROUNDING AREA. FINALISATION OF A CORE DRILLING PROGRAMME TO PROVE THE CONTINUATION TO DEPTH OF THE ORE ZONE AWAITS THESE RESULTS, AS LIMITED CORE DRILLING ON OTHER AREAS MIGHT BE INCLUDED.

MINING

ALL ASPECTS OF THE DEVELOPMENT OF THE MERELANI TANZANITE MINE ARE WITHIN BUDGET AND ON SCHEDULE FOR A MARCH 2001 OPENING. PROJECT MILESTONES REACHED TO DATE INCLUDE:

MINE - JW SHAFT

* ORE TRANSPORTATION SYSTEM REFINED AND COMMISSIONED
* COMPRESSED AIR RETICULATION INSTALLED AND COMMISSIONED
* 250M DECLINE SHAFT DEVELOPED TO 75M VERTICAL
* TRAVELLING WAY ESTABLISHED
* FIRST AND SECOND PHASE OF STORM WATER DRAINAGE INSTALLED
* FIRST PHASE OF UNDERGROUND PUMPING RETICULATION INSTALLED AND COMMISSIONED
* RETURN AIRWAY AND EMERGENCY EXIT ESTABLISHED

MINE - GENERAL

* MINE ROAD NETWORK ESTABLISHED
* AREA CLEARED AND VERTICAL ACCESS ESTABLISHED FOR SECOND SHAFT
* TARGET AREA FOR SECOND HORIZON EXPLORATION SHAFT ESTABLISHED
* MINING AND GEOLOGY OFFICE ESTABLISHED

PROCESSING PLANT

* TRUCK RAMP TO ORE FEED BIN COMPLETED
* CRUSHING AND SCREENING PLANT MODIFIED TO WIRE SCREENS TO PRODUCE A MINUS 30MM PRODUCT
* HMS FEED SCREEN CONVERTED TO 3MM WET SCREEN
* CONCENTRATE RECYCLING FACILITY ESTABLISHED
* DEDICATED PROCESSING PLANT WORKSHOP AND STORES ESTABLISHED

SORTHOUSE

* SWEECO SEPARATION SCREENS INSTALLED AND COMMISSIONED
* SORTING STATIONS FABRICATED AND COMMISSIONED
* RENOVATIONS AND MODIFICATIONS TO SORTHOUSE BUILDING COMPLETED

SECURITY

* BASIC TRAINING OF SECURITY FORCE COMPLETED
* ELECTRIC FENCING AND TURNSTILE ACCESS POINTS INSTALLED
* SECURITY MONITORED CHANGE FACILITIES INSTALLED AT JW SHAFT AND PROCESSING PLANT
* SORTHOUSE STRONG ROOM AND SAFES INSTALLED
* ERECTION OF PERIMETER FENCING STARTED

GENERAL

* FIRST PHASE OF CENTRAL STORE ESTABLISHED
* ENVIRONMENTAL IMPACT ASSESSMENT SUBMITTED TO THE NEMC
* 4KM HAUL ROAD FROM PLANT TO MINE UPGRADED
* CONTRACTS OF EMPLOYMENT SIGNED BY ALL EMPLOYEES

EXPLORATION PRODUCTION

	TONNES	GRADE (CARATS/TONNE)	CARATS
JW DECLINE	130.50	806.82	105 290
JW WINZE NO. 1	205.70	8.75	1 800
JW RAISE NO. 1	138.80	32.50	4 511
OTHER EXPLORATION SAMPLING	12.00	85.70	1 028
GENERAL UNDERGROUND CLEANING	110.10	85.70	9 436
REPROCESSING OF BULK SAMPLE WASTE	617.00	85.70	52 876
TOTAL (AVERAGE)	1 214.10	(144.09)	174 941

BENEFICIATION

AFGEM HAS MADE SIGNIFICANT STRIDES TOWARDS THE ACHIEVEMENT OF THE OBJECTIVES SET FOR ITS CUTTING AND POLISHING DIVISION, WITH VALUE BEING EFFECTIVELY ADDED TO PRODUCTION FROM ITS BULK SAMPLE PROGRAMME, AS WELL AS NEW EXPLORATION PRODUCTION.

MILESTONES REACHED TO DATE INCLUDE:

* FIFTEEN CUTTING AND POLISHING BENCHES INSTALLED AND COMMISSIONED IN JOHANNESBURG
* TWELVE CUTTING AND POLISHING BENCHES INSTALLED AND COMMISSIONED IN BANGKOK
* FIRST INTAKE OF TRAINEES FROM DIAMOND TRAINING SCHOOL
* COMPREHENSIVE TRAINING PROGRAMME DEVELOPED AND IMPLEMENTED

MARKETING

AFGEM'S MARKETING STRATEGY HAS BEEN REFINED, TO ENCOMPASS SALES, BRANDING AND THE INTERNET, AS WELL AS TO INCORPORATE DOWNSTREAM ELEMENTS, LIKE ADVERTISING AND PROMOTIONS. AFGEM'S INNOVATIVE BRANDING APPROACH, THE TANZANITE FOUNDATION, HAS BEEN WELL-RECEIVED DURING THE INITIAL TEST MARKETING. OVERALL DEMAND HAS BEEN CONSISTENTLY STRONG, WITH DEMAND OUT-WEIGHING SUPPLY CAPABILITIES DUE TO CUTTING AND POLISHING CONSTRAINTS. SALES FOR THE SECOND HALF OF THE YEAR ARE EXPECTED TO BE SUBSTANTIALLY GREATER THAN THE FIRST HALF, MAINLY DUE TO INCREASED CUTTING AND POLISHING CAPACITY.

MILESTONES REACHED INCLUDE:

TANZANITE FOUNDATION LOGO AND BRAND POSITIONING FINALISED

* CERTIFICATION AND LASER INSCRIPTION IMPLEMENTED
* GRADING AND PRICING STRATEGY FINALISED.
* STRATEGIC PARTNERS FOR ABOVE-THE-LINE ADVERTISING AND BRAND ELEMENTS SELECTED

SALES BY GEOGRAPHICAL REGION

1 MARCH '00 - 31 AUGUST '00

FINANCIAL SUMMARY

* FAR EAST 18%
* EUROPE 2%
* AFRICA 37%
* USA 43%

THE UNAUDITED RESULTS OF AFRICAN GEM RESOURCES LIMITED AND ITS SUBSIDIARIES FOR THE SIX MONTHS ENDED 31 AUGUST 2000

	6 MONTHS ENDED 31 AUGUST 2000 UNAUDITED R'000	12 MONTHS ENDED 29 FEBRUARY 2000 AUDITED R'000
INCOME STATEMENT		
REVENUE	11,531	8,526
COST OF SALES	1,600	4,350
GROSS PROFIT	9,931	4,176
NET FOREIGN EXCHANGE LOSS	(1,166)	(139)
PRE-PRODUCTION EXPENDITURE	(1,810)	(1,115)
OPERATING EXPENSES	(2,194)	(2,931)
OPERATING INCOME/(LOSS)	4,761	(9)
INTEREST RECEIVED ON CASH AND CASH EQUIVALENTS	581	515
PRE-PRODUCTION EXPENDITURE CAPITALISED	1,810	1,115
FINANCE COSTS	(4)	(115)
NET INCOME BEFORE TAXATION	7,148	1,506
TAXATION	(1,535)	(393)
RETAINED EARNINGS AFTER TAXATION	5,613	1,113
OUTSIDE SHAREHOLDERS' INTEREST	243	79
INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	5,370	1,034
RETAINED INCOME AT BEGINNING OF PERIOD	1,034	-
RETAINED INCOME AT END OF PERIOD	6,404	1,034
WEIGHTED AVERAGE NO. OF ORDINARY SHARES IN ISSUE (THOUSANDS)	108 536	70 474
EARNINGS PER SHARE (CENTS)	4.95	1.47
BALANCE SHEET		
ASSETS		
FIXED ASSETS	40,550	31,879
NON CURRENT ASSETS		
DEFERRED TAXATION	1,534	124
CURRENT ASSETS		
INVENTORY, ACCOUNTS RECEIVABLE AND CASH	90,996	11,936
TOTAL ASSETS	133,080	43,939
EQUITY AND LIABILITIES		
SHAREHOLDERS' INTEREST	118,389	23,059

OUTSIDE SHAREHOLDERS' INTEREST	3,322	3,079
NON CURRENT LIABILITIES	5,317	12,924
CURRENT LIABILITIES	6,052	4,877
TOTAL EQUITY AND LIABILITIES	133,080	43,939
STATEMENT OF CHANGES IN EQUITY		
SHARE CAPITAL AND SHARE PREMIUM	111,985	22,025
BALANCE AT BEGINNING OF PERIOD	22,025	-
ARISING FROM SHARE ISSUE	95,616	22,051
SHARE ISSUE EXPENSES	(5,656)	(26)
RETAINED INCOME	6,404	-
BALANCE AT BEGINNING OF PERIOD	1,034	-
NET INCOME ATTRIBUTABLE TO SHAREHOLDERS	5,370	1,034
	118,389	23,059
CASH FLOW STATEMENT		
OPERATING PROFIT AFTER NON-CASH FLOW ITEMS	7,824	1,282
CHANGES IN WORKING CAPITAL	(4,010)	(4,774)
CASH GENERATED BY (UTILISED IN) OPERATIONS	3,814	(3,492)
INTEREST RECEIVED	581	515
FINANCE COSTS	(4)	(115)
NET CASH INFLOW (OUTFLOW) FROM OPERATING ACTIVITIES	4,391	(3,092)
CASH OUTFLOW FROM INVESTING ACTIVITIES - NET ADDITIONS TO FIXED ASSETS	(6,285)	(27,827)
CASH FLOW FROM FINANCING ACTIVITIES - NET PROCEEDS FROM ISSUE OF SHARES	78,350	34,025
NET MOVEMENT IN CASH AND CASH EQUIVALENTS	76,456	3,106
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,106	-
CASH AND CASH EQUIVALENTS AT END OF PERIOD	79,562	3,106

NOTES

ACCOUNTING POLICIES

THE ACCOUNTING POLICIES ADOPTED FOR THE PURPOSES OF THIS INTERIM REPORT COMPLY, IN ALL MATERIAL RESPECTS, WITH SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE, AS WELL AS WITH APPLICABLE LEGISLATION. THESE ACCOUNTING POLICIES ARE ALSO CONSISTENT WITH THOSE OF THE PREVIOUS YEAR.

COST OF SALES

COST OF SALES FOR THE CURRENT PERIOD IS GREATLY REDUCED IN LINE WITH EXPECTATIONS AS IT CONSISTS MAINLY OF MINED MATERIAL AS OPPOSED TO PURCHASED MATERIAL IN THE PREVIOUS PERIOD.

NET FOREIGN EXCHANGE LOSS

CONSISTS OF:

PROFIT ON FOREIGN EXCHANGE - UNREALISED	2,047	552
PROFIT ON FOREIGN EXCHANGE - REALISED	6	-
PROFIT ON TRANSLATION OF FOREIGN SUBSIDIARY	18	-
LOSS ON FOREIGN EXCHANGE - UNREALISED	(114)	-
LOSS ON FOREIGN EXCHANGE - REALISED	(63)	
LOSS ON TRANSLATION OF FOREIGN SUBSIDIARY	(3,123)	(628)
	(1,166)	(139)

PRE-PRODUCTION EXPENDITURE

HEAD OFFICE EXPENSES CAPITALISED	1,810	1,115

TAXATION

SOUTH AFRICAN NORMAL TAXATION		
- CURRENT	1,874	368
- DEFERRED TAX LIABILITY	951	149
- DEFERRED TAX ASSET	(1,290)	(124)
	1,535	393

FIXED ASSETS

THE INCREASE IN FIXED ASSETS IS MAINLY ATTRIBUTED TO ONGOING DEVELOPMENT OF THE MINE

LONG TERM LIABILITY

AFRICAN DEVELOPMENT BANK; EASTERN AND SOUTHERN TRADE AND DEVELOPMENT BANK

BALANCE AT BEGINNING OF PERIOD	12,175	-
ADVANCES	-	12,175
REPAYMENTS	(9,000)	-

BALANCE AT END OF PERIOD	3,175	12,175

2,250,000 SHARES WERE ISSUED TO THE BANKS ON 8 AUGUST 2000 TO SETTLE AN OUTSTANDING LIABILITY AMOUNTING TO R9,000,000.

THE BALANCE OUTSTANDING WILL BE SETTLED OUT OF THE ANNUAL GROSS PROFIT AT 5% PER ANNUM FOR FIVE YEARS SUBJECT TO A MINIMUM PAYMENT OF US$ 100 000 PER ANNUM, FROM THE FIRST YEAR THE COMPANY'S SUBSIDIARY, MERELANI MINING LIMITED, COMMENCES FULL SCALE MINING OPERATIONS.

THE LOAN IS GUARANTEED BY AFRICAN GEM RESOURCES LIMITED. INTEREST AT 15% PER ANNUM WILL BE CHARGED ON THE LOANS ONLY SHOULD THE REPAYMENT TERMS NOT BE MET. THE LOAN IS UNSECURED.

OUTLOOK

AFGEM'S MANAGEMENT TEAM REMAINS COMMITTED TO THE COMPANY'S VISION. DISAPPOINTMENT IN THE PERFORMANCE OF THE SHARE PRICE HAS BEEN EMBRACED AS A CHALLENGE. THE COLOURED GEMSTONE INDUSTRY IS PROVING RESILIENT TO THE SHORT TERM CYCLES IN THE US MARKET AND TENACIOUS WITH REGARD TO ITS RESURGENCE IN THE FAR EAST. AS TANZANITE GAINS POPULARITY, INDUSTRY EXPERTS SUGGEST THAT OF THE 'BIG FOUR' COLOURED STONES, TANZANITE OFFERS THE GREATEST SHORT TO MEDIUM TERM GROWTH OPPORTUNITIES.

AFGEM LOOKS FORWARD TO A SUCCESSFUL OPENING OF ITS FIRST PROJECT BY MARCH 2001, THE IMPLEMENTATION OF ITS UNIQUE MARKETING STRATEGY AND THE LAUNCH OF THE TANZANITE FOUNDATION BRAND. WHILST AFGEM'S QUEST FOR A STRATEGIC PARTNER WILL CONTINUE, THE FOCUS WILL REMAIN ON IMPLEMENTATION AND RESULTS.

BY ORDER OF THE BOARD:

M J NUNN	M SHEIN
CHAIRMAN & CHIEF EXECUTIVE OFFICER	FINANCIAL DIRECTOR

27 OCTOBER 2000

DIRECTORS:

M J NUNN (CHAIRMAN & CEO), M SHEIN, D R CUNNINGHAM*, A BEKKER*, S MKIZE*, C H BOULLE* (* NON-EXECUTIVE), COMPANY SECRETARY : J D HILL

TRANSFER SECRETARIES COMPUTERSHARE SERVICES LIMITED, FIRST FLOOR EDURA, 41 FOX STREET, JOHANNESBURG, 2001, (P O BOX 61051, MARSHALLTOWN, 2107) REGISTERED OFFICE J D HILL & COMPANY 93 BEDFORD AVENUE, BENONI 1501, (P O BOX 492, BENONI, 1501)

PRODUCED BY: BONNIE KAMSENZA 30-10-2000 16:23 SENS

02 FEB 11 AM 8:27

AFRICAN GEM RESOURCES LTD
AFGEM ()

JSE - DIAMONDS

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MERELANI TANZANITE PROJECT - YEAR-END UPDATE

EXPLORATION

EARLY INDICATIONS ARE THAT FURTHER PAYSHOOTS EXIST, ALTHOUGH THIS HAS NOT YET BEEN PROVED. A SECOND HORIZON HAS ALSO BEEN IDENTIFIED, BUT HAS YET TO BE PROVEN. THE EXISTENCE OF FURTHER PAYSHOOTS AND A SECOND HORIZON WOULD INCREASE AFGEM'S TANZANITE RESOURCE.

BASED ON THE INTERPRETATION OF SATELLITE IMAGERY COMMISSIONED BY AFGEM, COVERING APPROXIMATELY 500KM SQUARE IN THE VICINITY OF MERELANI, AS WELL AS PRELIMINARY GEOLOGICAL OBSERVATIONS, AFGEM HAS IDENTIFIED TARGET AREAS FOR FURTHER INVESTIGATION. PROSPECTING LICENSE APPLICATIONS ARE CURRENTLY BEING PROCESSED.

AFGEM IS ALSO CONSIDERING MOVING FORWARD WITH NEGOTIATIONS FOR OPTIONS ON CERTAIN PROPERTIES IN THE PRESENT MINE'S IMMEDIATE VICINITY.

MINE DEVELOPMENT

THE DEVELOPMENT OF THE MINE CONTINUES WELL, HOWEVER IF HEAVY RAINS CONTINUE, THERE IS A POSSIBILITY THAT CERTAIN DELAYS MAY OCCUR, ALTHOUGH THESE SHOULD NOT EFFECT 2001/2002 PRODUCTION EXPECTATIONS. AFGEM IS AWAITING DATES FROM THE OFFICE OF PRESIDENT MKAPA BEFORE FINALIZING THE OFFICIAL OPENING, WHICH IS EXPECTED IN APRIL.

TRENDS

COLOURED GEMSTONES HAVE CONTINUED TO ENJOY STRONG DEMAND LEADING UP TO THE CHRISTMAS SEASON. BLUE REMAINS THE FAVORITE COLOUR WITH DEMAND FOR TANZANITE STILL EXCEEDING SUPPLY.

WHILST DEMAND FOR TANZANITE HAS BEEN STRONG, AFGEM HAS STRUGGLED TO FULFIL ORDERS, PRIMARILY DUE TO TEETHING PROBLEMS WITH ITS CUTTING AND POLISHING FACILITIES. HOWEVER, THESE INITIAL HURDLES HAVE LARGELY BEEN OVERCOME AND THE JOHANNESBURG FACILITY HAS BEEN EXPANDED WITH NEW CUTTERS AT VARIOUS STAGES OF COMPLETING TRAINING.

THE TANZANITE FOUNDATION

AFGEM HAS IMPLEMENTED A SOFT LAUNCH OF BRANDED TANZANITE THROUGH THE RELEASE OF LIMITED QUANTITIES TO A SELECT FEW DISTRIBUTORS IN THE US AND JAPAN. INITIAL RESPONSE HAS BEEN POSITIVE, AND A SUCCESSFUL FULL LAUNCH IS ANTICIPATED DURING THE FIRST HALF OF 2001.

STRATEGIC PARTNER

AS NOTED IN THE INTERIM RESULTS, AFGEM CONTINUES TO ACTIVELY PURSUE THE EQUITY INVOLVEMENT OF A STRATEGIC PARTNER WHO WOULD ADD VALUE TO THE COMPANY'S GROWTH STRATEGY.

COMMUNITY DEVELOPMENT - AFGEM TANZANIA

AFGEM IS NOW 50% COMPLETE WITH ITS UPGRADING PROJECT FOR THE KILIMANJARO AIRPORT - MERELANI VILLAGE ACCESS ROAD. THE COMPANY IS ALSO IN THE FINAL STAGES OF EVALUATING CLINIC, SCHOOL AND CHURCH PROJECTS.

EMPLOYMENT EQUITY

AFGEM HAS COMPLETED THE DEVELOPMENT OF ITS EMPLOYMENT EQUITY POLICY AND SKILLS DEVELOPMENT PROGRAMME, IN ACCORDANCE WITH GOVERNMENT'S REQUIREMENT, BOTH OF WHICH WILL BE IMPLEMENTED IN THE FIRST QUARTER OF 2001.

PRODUCED BY: SHARIFA WALBURG 18-12-2000 17:04 SENS

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AFRICAN GEM RESOURCES LTD
AFGEM ()

JSE - DIAMONDS

Private Bag X1
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JD Hill & Company
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Telephone 27 11 334 3999
Fax 011 334 1526

African Gem Resources Limited

Shareholders are advised that three mining associations in Tanzania have filed various charges against AFGEM, members of its directorate and the previous Tanzanian Minister of Energy and Minerals.

The allegations relate to the legality of AFGEM's mining licence, taxes paid, alleged misconduct by AFGEM staff towards small-scale artisanal miners and AFGEM's alleged monopolization of the tanzanite market.

AFGEM disputes the nature and basis of all claims made by the accusers and has mandated one of Tanzania's most reputable law firms to represent the company. AFGEM has an opportunity to submit counter-arguments to those submitted by Wednesday, 25 April 2001. A preliminary hearing will be held in Dar es Salaam on 30 April 2001. AFGEM continues to enjoy the full support of the Tanzanian Government and particularly the Ministry of Minerals and Energy. Shareholders will be advised of further developments.

Shareholders are advised to exercise caution when dealing in their shares.

20 April 2001

PRODUCED BY: BONNIE KAMSENZA 20-04-2001 05:08 SENS

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AFRICAN GEM RESOURCES LTD
AFGEM ()

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JD Hill & Company
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Telephone 27 11 334 3999
Fax 011 334 1526

AFRICAN GEM RESOURCES LIMITED
(Registration No. 1998/007292/06)
Audited Annual Results 2001 for the year ended 28 February

Highlights
- Operating income R23 177 245
- Attributable income R20 965 437
- Earnings per share 17.65c
- Return on ordinary shareholders' funds 26.74%
- Return on net assets 36.84%

Financial Statements (Abridged)

Balance sheets
at 28 February 2001

	2001 R	2000 R
Assets		
Fixed assets	51,091,195	31,878,552
Non current assets	30,375	124,533
Deferred taxation		
Current assets	103,211,919	11,936,075
Inventory	3,473,149	5,879,520
Accounts receivable	12,750,853	2,950,418
Cash and cash equivalents	86,987,917	3,106,137
Total assets	154,333,489	43,939,160
Equity and liabilities		
Capital and reserves		
Ordinary shareholders' interest	133,769,819	23,058,828
Outside shareholders' interest	3,197,419	3,079,283
Non current liabilities	6,025,469	12,924,200
Deferred taxation	2,183,718	149,200
Long term liabilities	3,241,751	12,175,000
Environmental rehabilitation provision	600,000	600,000
Current liabilities	11,340,782	4,876,849
Accounts payable	4,439,969	4,508,527
Taxation	6,900,813	368,322
Total equity and liabilities	154,333,489	43,939,160

Statement of changes in equity
for the year ended 28 February 2001

	Ordinary share capital R	Share premium R	Retained earnings R	Total R
Balance at beginning of year	1,054	22,024,068	1,033,706	23,058,828
Ordinary shares issued	239	95,615,761	-	95,616,000
Share issue expenses written off	-	(5,870,446)	-	(5,870,446)
Retained earnings				

attributable to ordinary shareholders	-	-	20,965,437	20,965,437
	1,293	111,769,383	21,999,143	133,769,819

Income statements
for the year ended 28 February 2001

	2001	2000
	R	R
Revenue	41,139,920	8,525,852
Cost of sales	(6,935,478)	(4,349,827)
Gross profit	34,204,442	4,176,025
Net foreign exchange loss	(646,468)	(139,034)
Other income	54,061	-
Pre-production expenditure	(2,603,564)	(1,114,778)
Operating expenses	(7,831,226)	(2,931,040)
Operating income (loss)	23,177,245	(8,827)
Interest received on cash and cash equivalents	4,362,523	514,660
Pre-production expenditure capitalised	2,603,564	1,114,778
Finance costs	(30,271)	(114,633)
Net income before taxation	30,113,061	1,505,978
Taxation	(9,029,488)	(392,989)
Retained earnings after taxation	21,083,573	1,112,989
Outside shareholders' interets	(118,136)	(79,283)
Retained earnings attributable to ordinary shareholders	20,965,437	1,033,706
Weighted average number of shares in issue	118,777,726	70,473,827
Earnings per share (cents)	17,65	1,47
	2001	2000
	R	R

Cash flow statements
for the year ended 28 February 2001

Cash flow from operating activities		
Operating income/(loss) before Changes in working capital	27,705,419	1,282,452
Changes in working capital	(7,462,622)	(4,774,548)
Cash generated/(utilised) by operations	20,242,797	(3,492,096)
Interest received	4,362,523	514,660
Finance costs	(30,271)	(114,633)
Taxation paid	(368,322)	-
Net cash inflow/(outflow) from operating activities	24,206,727	(3,092,069)
Cash flow from investing activities	(20,477,252)	(27,826,916)
Cash flows from financing activities	80,152,305	34,025,022
Net increase for the year	83,881,780	3,106,037
Cash and cash equivalents at the beginning of the year	3,106,137	100
at end of year	86,987,917	3,106,137

Review of results

During the year under review, the AFGEM group enjoyed healthy profits, fuelled by the achievement of sales targets and the capitalization of pre-production expenditure at the group's mining operations in Tanzania. Revenue from operations grew from R 8 525 852 last year to R 41 139 920, mainly from sales derived from ongoing bulk sampling, beneficiation and trading activities. Attributable profits increased from R 1 033 706 in the previous financial year to R 20 965 437.

The group's balance sheet was strengthened by a cash introduction of R 80 745 554 through the issue of 23 904 000 ordinary shares at 400 cps prior to the listing of all of its issued shares on the JSE Securities Exchange South Africa (`JSE') in August last year. This cash inflow, together with strong cash flows from operating activities enabled AFGEM to increase shareholders' equity from R 23 058 828 last year to R 133 769 819 at year end. The group remains relatively debt-free, with long term liabilities decreasing from R 12 175 000 to R 3 241 751.

The significant increase in gross margin from 49% last year to 83% in the year under review, was primarily due to the low mining costs allocated to development production. During the previous year, most of the material was purchased from outside of the group at a higher cost. This margin will reduce in the future as AFGEM intends establishing a tanzanite buying operation that will purchase rough and polished tanzanite from dealers at market prices to supplement production from its mining operations.

STRATE

The JSE is proceeding with the implementation of its electronic settlement and custody system known as STRATE (Share Transactions Totally Electronic). STRATE is designed to achieve the contractual, rolling and irrevocable settlement of share transactions by electronic book entries.

The share capital of African Gem Resources Limited was transferred to the electronic STRATE environment as of 5 March 2001. Trading ensued on 26 March 2001.

Dividend policy

No dividends will be declared or paid in the current financial year. The declaration of a dividend in the next financial year will be considered, especially if no acquisition is pending and no new project financing is required.

Prospects

- Continued exploration of the tanzanite ore resource and subsequent mine development
- Initiation of commercial production in late 2001
- Beneficiation facility to be developed in Tanzania
- Tanzanite Foundation brand to be launched
- Other gemstone projects in sub-Saharan Africa to be evaluated

Change in Year End

Subject to the approval of the relevant authorities, it is envisaged that the company will change its year end from the last day of February to the last day of March, to coincide with calendar quarters. The next reporting period will therefore cover the thirteen months ending 31 March 2002.

ADR Programme

The company will initiate an American Depository Receipts (`ADR') programme with the Bank of New York. ADR's will enlarge the market for AFGEM shares, create more diversified investor exposure and together with an aggressive equity marketing strategy, will enhance the international image of the company.

For and on behalf of the board

M J Nunn M Shein

Chairman & CEO Group Financial Director

22 May 2001

Directors M.J. Nunn (Chairman & CEO), M. Shein (Group Financial Director), A Bekker*, C H Boulle*, D R Cunningham*, S Mkhize*

(* Non Executive Director)

Date: 21/05/2001 04:00:00 PM Produced by the SENS Department

AFRICAN GEM RESOURCES LTD
AFGEM ()

JSE - DIAMONDS

Private Bag X1
Excom
2023
JD Hill & Company
93 Bedford Avenue
Benoni
1501
Telephone 27 11 334 3999
Fax 011 334 1526

African Gem Resources Limited
(Incorporated in the Republic of South Africa)
(Registration No 1998/007292/06)
("the Company")
Postponement of AGM
Shareholders are advised that it has come to the attention of the Company that not all shareholders have received the Annual Report incorporating the notice of the Annual General Meeting ("AGM") posted on 24 May 2001. In order to give all shareholders sufficient notice for the AGM, shareholders are advised that the AGM has been postponed from Monday, 25 June 2001 to Thursday, 12 July 2001. The Annual Report incorporating the notice of the AGM will be posted today, Wednesday, 20 June 2001.
20 June 2001
Johannesburg
Sponsor
HSBC
Date: 19/06/2001 05:50:21 PM Produced by the SENS Department

AFRICAN GEM RESOURCES LTD
AFGEM ()

JSE - DIAMONDS

Private Bag X1
Excom
2023
JD Hill & Company
93 Bedford Avenue
Benoni
1501
Telephone 27 11 334 3999
Fax 011 334 1526

African Gem Resources Limited
Afgem - Announcement
Further to the announcement released on SENS on 20 April 2001, shareholders are advised that the Tanzanian High Court continues to review the documentation submitted by AFGEM's lawyers, countering claims against the company by three mining associations in Tanzania.
An article in a Tanzanian newspaper reported that a previous director of AFGEM's Tanzanian subsidiary had filed a law suit against the company. AFGEM has not received a summons and as such, the legitimacy of the article has not been verified.
Sentiment in Tanzania has turned to favour AFGEM. According to an article in the Tanzanian press, one of the top leaders of the small scale miners recently made a statement condemning lawlessness at the mines and pledging loyalty to the government and its progressive investment policies.
The press continues to report on how Tanzania has failed to benefit from its most unique industry in the past, and how AFGEM's involvement will grow and formalise the tanzanite industry for the benefit of all stakeholders.
AFGEM has experienced no further harassment since May and development of the group's Merelani Tanzanite Mine is progressing well.
Johannesburg
2 July 2001

Date: 02/07/2001 03:28:00 PM Produced by the SENS Department

HOME | Company Reports | Company News | SENS News | Who Owns What

AFRICAN GEM RESOURCES LTD
AFGEM ()

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Private Bag X1
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JD Hill & Company
93 Bedford Avenue
Benoni
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Telephone 27 11 334 3999
Fax 011 334 1526

In accordance with Section 3.72 of the JSE Listings Requirements, herewith director's dealings in Afgem's ordinary shares:-

Director : Dean Roy Cunningham
Nature of transaction : Purchase
Nature of interest : Indirect beneficial

Date	Number of shares	Price
11/07/2001	2500	R1.00
12/07/2001	2500	R1.02
13/07/2001	8500	R1.27
17/07/2001	2000	R1.20

Date: 02/08/2001 02:31:00 PM Produced by the SENS Department

AFRICAN GEM RESOURCES LTD
AFGEM ()

JSE - DIAMONDS

Private Bag X1
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JD Hill & Company
93 Bedford Avenue
Benoni
1501
Telephone 27 11 334 3999
Fax 011 334 1526

African Gem Resources Limited
Mr DR Cunningham resigned from the board of directors of African Gem Resources Limited with effect from 10 August 2001.
END
Date: 10/08/2001 02:16:00 PM Produced by the SENS Department

AFRICAN GEM RESOURCES LTD
AFGEM ()

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JD Hill & Company
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Benoni
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Telephone 27 11 334 3999
Fax 011 334 1526

Monday, 13 August 2001

Further to the announcement released on SENS on 20 April 2001, shareholders are advised that the Tanzanian High Court continues to review the documentation submitted by AFGEM's lawyers, countering claims against the company by three mining associations in Tanzania. The Tanzanian government remains completely supportive of AFGEM and the group anticipates a positive outcome.

Accordingly, major capital expenditure at the Merelani Tanzanite Mine has been restricted and development and subsequent production has been delayed. As a result, while AFGEM's sales figures for the period ending 31 March 2002 are expected to be higher than the previous corresponding period, sale of the group's production for the interim period ending 30 September 2001 is anticipated to be lower than expected.

According to Professor Reyno Scheepers, consultant geologist, "Mining development in the decline shaft is continuously adding to the geological understanding of the tanzanite deposit of AFGEM's mining licence and the sinking of an exploration shaft on the Upper Horizon is yielding exciting new geological information."

General Manager of the group's Tanzanian operation, Joe Kimble, says, "Better understanding of the ore resource has allowed for the opening of number of new faces, which promise positive results. New faces are currently being bulk-sampled."

On Saturday, 11 August 2001, AFGEM introduced its brand for superior quality tanzanite, `Tanzanite Foundation', at the Jewellex Trade Fair at the Sandton Convention Centre in Johannesburg. The concept of the brand has been well-received by local and international consumers alike.

Date: 13/08/2001 09:00:00 AM Produced by the SENS Department

AFRICAN GEM RESOURCES LTD
AFGEM ()

JSE - DIAMONDS

Private Bag X1
Excom
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JD Hill & Company
93 Bedford Avenue
Benoni
1501
Telephone 27 11 334 3999
Fax 011 334 1526

African Gem Resources Limited ("AFGEM") is pleased to announce the appointment of Ami Mpungwe as a non-executive director. Mr Mpungwe is chairman of AFGEM's Tanzanian subsidiary and has been integral to its establishment and development.

Mr Mpungwe has an Honours degree in International Relations and Political Science and a diploma in International Law and has spent 25 years in the diplomatic service, including seven years as Tanzanian Ambassador to South Africa.

"Our Tanzanite Project is our first vertically integrated initiative," says AFGEM's CEO, Mike Nunn, "and our commitment to our investment in Tanzania is long term. Ami's involvement in our business so far has been invaluable and he will bring considerable depth of experience to our main board."

Mr Mpungwe holds directorships with numerous companies including Illovo Sugar, National Bank of Commerce (ABSA, Tanzania) and LTA Construction (Tanzania).

As tribute to his principal role in developing relations and trade between South Africa and Tanzania, President Mbeki recently awarded Mr Mpungwe with the highest honour which South Africa is able to confer on a foreign citizen: The Order of Good Hope.

"It is a privilege for me to be a part of AFGEM?s vision to develop and formalize the tanzanite industry," Mpungwe says, ?Taking Tanzania's most unique resource into global markets is such an exciting initiative, and I am looking forward to the group's expansion into other projects in the region."

Johannesburg
23 August 2001
Date: 23/08/2001 04:15:11 PM Produced by the SENS Department

Corporate and Member Press Release – For immediate release

AFGEM To Consolidate Coloured Gemstone Mining In Sub-Saharan Africa

African Gem Resources Limited (AFGEM), the coloured gemstone group which will list on the Johannesburg Stock Exchange (JSE) in August 2000, is set to formalise mining in sub-Saharan Africa, one of the world's richest gemstone basins, according to **AFGEM's** Chairman and CEO, Mike Nunn.

"As one of the first formal corporate entities to bring modern mining technology and expertise to the coloured gemstone industry in sub-Saharan Africa, **AFGEM** sees tremendous opportunities to consolidate and advance its business operations in this region," he says.

In line with its definite focus on sub-Saharan Africa, **AFGEM** has acquired the rights to mine tanzanite - a rare violet-blue gemstone - in the Merelani Tanzanite Area of northern Tanzania. Discovered in Tanzania in the foothills of Kilimanjaro in 1967, tanzanite deposits are found no where else on earth.

More/....2

Tanzanite, which is 1000 times rarer than diamond, is the second most popular coloured stone in the USA after sapphire. Although a huge market for tanzanite already exists - created on this special gemstone's own merits and without major advertising campaigns - **AFGEM** intends developing new - and as yet unexploited - tanzanite markets in Asia (specifically Japan) and Europe (specifically Germany and Italy).

With its acquisition of 'Block C' of the Merelani Tanzanite Area, **AFGEM** effectively owns mining rights to two-thirds of the world's known reserves of tanzanite. Mining is expected to begin during the second half of 2000.

For decades, Tanzania and its people have lost out on the significant potential economic benefits of tanzanite. Ever since tanzanite was first discovered in 1967, rough gemstones have been immediately exported after being mined, with beneficiation taking place in non-producing countries.

As a result of the lack of formalisation in the industry, a major disparity exists between the vast natural wealth of Tanzania and the marginal economic benefit the country extracts from it. The coloured gemstone industry is worth some US$10 billion per annum (equivalent in value to the diamond industry), yet Tanzania, the 6th largest coloured gemstone producing country in the world, and the world's sole source of tanzanite, exports a mere US$8 million.

AFGEM's presence – which will bring, amongst other things, formal sales channels and price stability – will be good for Tanzania's coloured gemstone industry, and will ultimately benefit the country and its citizens.

AFGEM which, for the past eight years, has been South Africa's leading wholesaler of coloured gemstones with key strengths in the areas of value- adding, such as cutting and polishing and beneficiation and packaging, possesses a thorough understanding of the global market.

AFGEM's activities range from exploration and mining to the beneficiation and marketing of high value coloured gemstones. Already a public company, **AFGEM** has successfully raised funds from the Industrial Development Corporation (IDC) and big-name private investors.

More/....4

AFGEM is ideally positioned to take advantage of worldwide opportunities in the coloured gemstone arena: not only has the global gemstone market grown significantly in recent times (the US market has increased by five percent per annum for the past 10 years), gem dealers in the United States reported a surge in sales during the last quarter of 1999, with rich colours, particularly blue, in demand.

The Group's cutting and polishing centre in Johannesburg employs state-of-the-art equipment whilst its Bangkok operation cuts and polishes lower quality stones on a contract basis.

At **AFGEM's** helm is Mike Nunn, who is well respected in the gemstone industry, having spent the past eight years gaining first-hand knowledge in all areas from rough buying and polishing to marketing.

AFGEM's management team consists of financial director, Mervyn Shein; financial manager, Alan Fung; and corporate communication manager, Joanne Herbstein.

More/....5

Non-executive directors include mining engineer/mining analyst Dean Cunningham (commercial director); Andre Bekker (a geologist from the IDC); Sipho Mhkize (head of mining and minerals at the IDC) and Chris Boulle (a lawyer from HR Levin Attorneys).

Bruce Jones is Managing Director of Merelani Mining Limited and heads up AFGEM's mining operations in northern Tanzania, and Ami Mpungwe retired Tanzanian Ambassador to South Africa, is Chairman of the AFGEM's Tanzanian subsidiary.

Overall, **AFGEM** intends to:

- Develop the world's leading gemstone company.
- Establish the most modern tanzanite mine capable of extracting some 1,5 million rough carats per annum.
- Ensure supply continuity and price stability of tanzanite.
- Develop a compelling brand for tanzanite via the ***Tanzanite Foundation***.
- Expand the Group's international marketing campaign; and
- Increase shareholder value through strategic acquisitions, organic growth and joint ventures.

According to Nunn, growth will be primarily organic in the areas of beneficiation and marketing, with selective acquisitions, mainly of existing mining opportunities.

AFGEM plans to concentrate on medium to large projects involving the seven high-value gemstones it has identified as core to its business." Our tanzanite project is really just the first...there are so many opportunities, and with all the resources we have available, we are well poised to take advantage of them," he says.

Although no stranger to Africa (having worked in various parts of sub-Saharan Africa), operating on the continent is arguably the biggest challenge facing the group.

"Potential players are weary of business in Africa, and for that reason, it is both a challenge and an opportunity," he says.

AFGEM, however, will not operate in countries where it believes the risk is too great. "What we are looking for - before we will even consider investing in a country - is political stability and a progressive foreign investment policy.

More/....7

"Tanzania offers all of this, and more. Now that we have established a base and have been well accepted in Tanzania, we would certainly consider other projects there," concludes Nunn.

Issued By : Alison Gregg Public Relations
Ms Alison Gregg-Logan

Telephone : (011) 646-0571
Fax : (011) 486-3493

Date : July 2000

On Behalf Of : **AFGEM**
Mike Nunn
Chairman & CEO
Joanne Herbstein
Corporate Communications Manager

Telephone : (011) 334-3999
Fax : (011) 334-1526

Ends.

AFGEM Listing Announcement Press Release – For Immediate Release

Top Coloured Gemstone Group To List On JSE: AFGEM Turns Traditional Mining On Its Head

The listing of the vertically integrated coloured gemstone group, **African Gem Resources Limited (AFGEM)**, on the Johannesburg Stock Exchange (JSE) on 8 August 2000, has been enthusiastically received by the investment community and, if current response is anything to go by, the private placing is likely to be over-subscribed.

Few mining companies have the kind of expertise **AFGEM** has developed to successfully mine, beneficiate and market high value coloured gemstones.

"We see ourselves as a totally new group with a modern, new millennium approach to taking coloured gemstones to market. What makes **AFGEM's** positioning in the sector unique is that we have developed the expertise to add value at all points along the route to market, from the source to the consumer," says Nunn.

Significantly, risk-averse **AFGEM** will not venture into greenfield projects and will be using proven mining technology. This is complemented by the group's dynamism and innovation on the beneficiation and marketing side.

More/....2

AFGEM will make its debut on the JSE's 'Diamonds' sector at a listing price of 400c. The **AFGEM** Group, however, does not regard itself as a diamond company, and has made application to the JSE for a sectoral name change. **AFGEM,** which has operated successfully in the coloured gemstone business for the past 10 years, has accumulated extensive experience in the process of adding value through the cutting, polishing, grading, certifying, and packaging of coloured gemstones.

The purpose of the listing, through which **AFGEM** intends to raise R121,6 million (R100 million in cash), is to:

- Increase the capital base of **AFGEM**.
- Afford **AFGEM** management and employees, selected financial institutions and investors the opportunity to participate directly in the equity of **AFGEM**.
- Raise sufficient capital to fund mining development and working capital requirements.
- Enhance investor and general public awareness of **AFGEM**.
- Obtain the necessary spread of shareholders to enable **AFGEM** to be listed on the JSE.

"We believe we had to become a listed entity not only to achieve our long term vision of creating the world's leading coloured gemstone company, but also to capitalise on more immediate sub Saharan African opportunities.

"Sub-Saharan Africa is one of the world's richest gemstone basins. The total wholesale market value for polished coloured gemstones is US$10 billion per annum (equal to that of diamonds). In addition, the world's coloured gemstone market has experienced marked growth in recent times. Over the last 10 years the US market has grown by approximately five percent annually," notes Nunn.

At present, the **AFGEM** Group consists of a holding company and three subsidiaries:

- **African Gem Marketing (Pty) Ltd**, a beneficiation and marketing company (established through the acquisition and consolidation of the coloured gemstone marketing businesses of Montana and Rolling Stone).
- **AFGEM** International Limited, an offshore marketing company.
- Merelani Mining Limited (MML), a Tanzanian tanzanite mining company.

Listing/...4

AFGEM has acquired the rights to mine tanzanite, a rare violet-blue gemstone, in Block 'C' of the Merelani Mining Area of northern Tanzania. As tanzanite is mined exclusively in this region, it means **AFGEM** controls the lion's share of the world's known deposits of tanzanite. This represents a unique opportunity in terms of both the mining and marketing of tanzanite.

The mine, located close to Kilimanjaro International Airport, has a conservatively estimated life of 19 years based on known present resources, and will yield some 22 million carats of the gemstone. Preliminary mining operations, using proven extraction technology, are due to begin in the latter part of 2000. Some 1,5 million carats of rough tanzanite will be extracted per annum at peak production (by about 2005).

AFGEM's tanzanite project has presented a window of opportunity for the group to establish beneficiation and marketing infrastructure which will, in future, be available for all seven of the coloured gemstones it has specifically targeted as being core to its business.

More/....5

Despite a wealth of natural resources, Tanzania has not benefited significantly from tanzanite since it was first discovered in 1967. Up until now, the country's tanzanite industry has been fragmented and a lack of investment and mining expertise has resulted in dwindling supplies of tanzanite which has resulted in the gem's price volatility.

The coloured gemstone industry (unlike the diamond industry) is characterised by small mining companies and local artisanal miners. Most of these operators have a short-term vision and are under-capitalised. As a result, there has been very little systematic exploration for new deposits and for extensions to existing deposits.

Notably, mining has been earmarked as the lead sector crucial to Tanzania's rapid economic growth and development, job creation and source of government revenue.

Says Nunn: "Tanzania has done much to create a more favourable investment environment for mining by passing in 1998 what has been described as Africa's most progressive Mining Act. More mining exploration money has been spent in Tanzania than any other country on the African continent, including South Africa, in recent times. This is because the country has a long history of peace, political stability, a free market economy, and is investor-friendly. These are all pre-requisites for **AFGEM's** operations."

For the financial year ended 29 February 2000, **AFGEM** significantly exceeded forecasts reporting a pre-tax profit of R1,506 million on turnover of R8,526 million. It recorded earnings per share of 1,47c. Net asset value of the share stood at 33c. (This will increase to 100,03c at the date of the listing).

As is the norm with companies involved in mining operations, **AFGEM's** advisors have used a discounted cash flow model to arrive at a valuation. This is obtained by extrapolating after-tax free cash flow out over the life of the project and then discounting it back to present value. A nominal rate of 35 % (and a real rate of 29%) has been applied to arrive at the valuation of 400c/share. The discounted rate compares favourably with discounted rates applied to other mining operations in Africa.

Significantly, the Competent Persons Report (CPR) complies with rigorous guidelines outlined in the SAMREC (South African Code for Reporting of Mineral Resources and Mineral Reserves) code and is therefore based on extremely conservative estimates. Whilst the deposit has been core drilled to 150m, it is expected that deeper drilling will confirm further resources, giving the mine a life well beyond the 19-year base case. "This, coupled with the significant discount, means the **AFGEM** share is under valued," comments Nunn.

AFGEM is looking for as widespread a shareholder base as possible. Says Nunn: "We recognise the need for liquidity of the share and our listing strategy addresses that; we do not want to rely on a few institutional investors. In line with this, we expect free float of the stock to be in the region 40%." After the listing, **AFGEM's** management will hold approximately 30% of the shares.

AFGEM's major objective is to enhance shareholder value through a combination of real earnings and asset value growth. The group's policy is to re-invest profits, however, in the absence of additional investment opportunities and cash flow permitting, **AFGEM** expects to pay a maiden dividend in 2003.

Further exploration will be conducted in Tanzania where **AFGEM** has already established good relations with the local community and government and elsewhere in sub-Saharan Africa. "Numerous opportunities exist for **AFGEM** to develop viable operations that will ultimately enhance shareholder value by growing future earnings," says Nunn.

Listing/....8

Issued By	:	Alison Gregg Public Relations Ms Alison Gregg-Logan		
		Telephone	:	(011) 646-0571
		Fax	:	(011) 486-3493
Date	:	July 2000		
On Behalf Of	:	**AFGEM** Mike Nunn Chairman & CEO Joanne Herbstein Corporate Communications Manager		
		Telephone	:	(011) 334-3999
		Fax	:	(011) 334-1526

Ends.

Marketing Press Release - For Immediate Release

AFGEM Markets Gem Dubbed 'The Most Exciting Gem Find In A 100 Years' By Tiffany's

Demand for tanzanite, the exquisite violet-blue precious stone discovered in Tanzania in 1967, has increased dramatically over the past five years despite very little direct promotion. Tanzanite's annual retail revenue is around US$500 million, according to Mike Nunn, Chairman and CEO of **African Gem Resources Limited (AFGEM),** the vertically-integrated coloured gemstone group that now controls the lion's share of the global tanzanite market.

A survey by Jewelers of America and The International Coloured Gemstone Association reveals that tanzanite has achieved extremely high market penetration in the USA despite the lack of a consolidated marketing effort. In less than 30 years, tanzanite has grown from being a collector's stone to one of America's darling gemstones. Significantly, tanzanite is second only to sapphire in the US, replacing emerald as one of the country's 'big three' stones. This confirms the assertion by Tiffany & Co that 'blue is the most popular colour in gems'.

However, up to now, a fragmented industry has resulted in dwindling supplies of tanzanite. This lack of consolidation, according to Nunn, has resulted in the gem's price volatility.

More/....2

However, both the consistent global demand for blue gemstones, together with the stability **AFGEM** has brought to the market with its acquisition of the Merelani Tanzanite Mine in northern Tanzania (the world's only source of tanzanite) and **AFGEM's** mining license (representing approximately two-thirds of the known reserves of tanzanite) all augur well for the industry.

It also means that **AFGEM** - which plans to list on the Johannesburg Stock Exchange in August 2000 -is well poised to take advantage of the significant opportunities that exist worldwide. "**AFGEM** is ideally positioned through its comprehensive understanding of all aspects of the coloured gemstone industry and the marketing issues that typify it," explains Nunn. **AFGEM's** activities range from exploration and mining, to beneficiation and marketing of high value coloured gemstones.

Nunn goes on to say that a commitment to a 'win-win' situation for all players in the tanzanite industry is central to **AFGEM's** marketing strategy. "Bearing in mind that **AFGEM's** success hinges - at least partially - on the success of the coloured gemstone industry as a whole, we intend to develop 'co-opetition' (which, as the word suggests, is the melding of co-operation and competition) between ourselves and our competitors, suppliers and distribution partners." Afgem intends adding value to all participants, including small-scale miners, dealers, industry competitors, the communities of the mining areas in which it operates, and their respective countries.

Apart from creating a strong and desirable brand; appointing a group of handpicked distribution partners worldwide; and embarking on a major advertising and promotion campaign; **AFGEM** will establish an Internet website to promote tanzanite, build brand awareness, and educate the public. The site will also give end consumers of tanzanite access to information about their unique stone.

Nunn says **AFGEM** will engage in ongoing research and development and will continue to create a presence at specific international gem and jewellery trade fairs.

Future projects include the sponsorship and promotion of a coffee table book 'The Complete History of Tanzanite'; the establishment of an educational Tanzanite Museum to develop tanzanite awareness amongst the public; and the production of a quarterly 'Tanzanite Report' on trends in the tanzanite industry.

Nunn is confident the targeted global advertising and promotional campaign **AFGEM** has planned will encourage increased awareness of tanzanite, especially in the markets it has initially targeted: the USA (already an established market), as well as untapped markets such as Asia (specifically Japan) and Europe (specifically Germany and Italy).

More/....4

Says Nunn: "Research from the American Jewellery Industry supports this; it indicates that manufacturers and retailers want supply continuity and price stability as well as consumer brand awareness. **AFGEM** aims to maximise market penetration and expansion, develop brand loyalty and minimise financial risk without disrupting the industry status quo."

Overall, the world's coloured gemstone market has experienced significant growth in recent times, with the US market growing by five percent every year for the last decade. During the last quarter of 1999, gem dealers in the US reported a surge in sales, with rich colours in demand.

Significantly, sub-Saharan Africa is one of the world's richest gemstone regions, and with the world market for coloured stones approximately equal to that of diamonds, a significant market for tanzanite exists. The total value of annual coloured gemstone production in sub-Saharan Africa is well in excess of $1billion. The future of tanzanite is exciting; no other gemstone has ever enjoyed such a phenomenal growth in popularity," he says.

Issued By : Alison Gregg Public Relations
Ms Alison Gregg-Logan

Telephone : (011) 646-0571
Fax : (011) 486-3493

Date : June/July 2000

On Behalf Of : **AFGEM**
Mike Nunn
Chairman & CEO
Joanne Herbstein
Corporate Communications Manager

Telephone : (011) 334-3999
Fax : (011) 334-1526

Ends.

Tanzanite Global Branding Strategies Press Release – For Immediate Release

AFGEM Unveils Tanzanite
The Brand Of The New Millennium

Tanzanite, the exquisite violet-blue gemstone mined exclusively in Tanzania, has the potential to become one of the most compelling brands to emerge from sub Saharan Africa in the new millennium, according to Donna-Rae Taoussanis of strategic branding and design consultants, Interbrand-Sampson.

In today's competitive age, where branding has become a buzzword, and where virtually every product seeks to 'be different', a distinctive brand has become crucial for producers, distributors and consumers alike. Apart from being symbols of recognition, brands evoke perceptions of quality, value, trust and reassurance.

Significantly, tanzanite's extraordinary physical attributes alone have made it the darling of the smart set all over the world. It has been ranked second only to sapphire as the most popular coloured gemstone in the USA since 1998. (This, amazingly has been achieved in the absence of any advertising and marketing programmes).

More/....2

Tanzanite, which is being globally marketed by **African Gem Resources Limited (AFGEM)** through the ***Tanzanite Foundation***, was first discovered 33 years ago in the Merelani area of northern Tanzania by a Masai tribesman named Ali Juuyawatu .

"Tanzanite's tangible points of difference are significant – in today's highly competitive market one seldom has the luxury of this, particularly with respect to what are perceived to be commodities. This means there are exciting opportunities to do great things with the tanzanite brand," notes Taoussanis.

Tanzanite is trichoic which means it radiates different colours along each of its three axes. Richard Wise, one of the world's foremost gem connoisseurs once commented that: "Tanzanite looks like sapphire wishes it could look."

The fact that it is extremely rare (a thousand times rarer than diamond); is a high investment value gemstone; and has an intriguing history; makes tanzanite the 'find of the century'.

More/....3

Since time immemorial, gemstones have evoked strong emotions in mankind. "And it is against this rich heritage that the branding of tanzanite presents an interesting challenge; **AFGEM** is branding tanzanite as the gemstone of the new millennium – a brand that combines contemporary feel with timeless appeal."

Taoussanis believes that the ***Tanzanite Foundation*** will not only elevate tanzanite's stature, but also focus consumer interest on the myriad of coloured gemstones available today and therefore boost their investment potential.

This is particularly significant as many more sophisticated clients – especially in the USA and Europe – are reluctant to purchase African commodities they perceive to be tainted in any way by exploitation and conflict.

"Brands provide quality assurance and address a growing consumer demand for ' more value for money'. The concept of a 'seal of approval' or quality assurance is important to consumers, but in developing nations this is even more important."

More/....4

The ***Tanzanite Foundation*** will implement a grading system for tanzanite. Stones above two carats will be certified according to grading criteria, laser inscribed, and numbered. Customers will be able to access these numbers, the quarterly tanzanite price guide, and the history of the stone through the ***Tanzanite Foundation*** website.

Customers will also be educated on what to look for when purchasing a stone and how to care for their tanzanite. This is crucial in developing a loyal client following: significantly it was mainly as a result of consumer education (and trade training programmes) that platinum outsold gold in Japan in the late nineties.

Mention any of the world's top brands - McDonalds, Coca Cola, Disney, Kodak, Sony, Gillette, Mercedes-Benz, Levi's, Microsoft or Marlboro - and most people will be able to imagine the physical products these icons represent. But, even more important than the actual images that immediately come to mind, are the intangible attributes each one conjures up.

"The strong and compelling visual identity developed for the ***Tanzanite Foundation*** will, over time, become synonymous with tanzanite's quality standard, specifications and aspirational image aimed for," notes Taoussanis.

More/....5

Unveils/....5

Issued By	:	Alison Gregg Public Relations Ms Alison Gregg-Logan Telephone : (011) 646-0571 Fax : (011) 486-3493
Date	:	July 2000
On Behalf Of	:	**AFGEM** Mike Nunn Chairman & CEO Joanne Herbstein Corporate Communications Manager Telephone : (011) 334-3999 Fax : (011) 334-1526

Ends.

Mining And Technology Press Release – For Immediate Release

22 Million Carats Of Tanzanite

African Gem Resources Limited (AFGEM), which aims to become the world's foremost coloured gemstone group, has acquired the rights to mine tanzanite in Block 'C' of the Merelani Mining area of northern Tanzania.

The mine, which has a conservatively estimated life of 19 years based on known present resources, will yield some 22 million carats of tanzanite (from about 800 000 tons of ore).

Tanzanite (a violet-blue variety of the mineral zoisite) was discovered near Arusha, Tanzania, in 1967 by Ali Juuyawatu, a Masai tribesman. Tanzanite is mined exclusively in this region, and Block 'C' represents two-thirds of the world's known deposits of tanzanite.

Significantly, sub-Saharan Africa is one of the world's richest gemstone basins which is very considerable as the world market for coloured gemstones equals that of diamonds.

More/....2

AFGEM, which is to list on the Johannesburg Stock Exchange in August 2000, won the bid for Block 'C' in December 1998. The Group successfully raised the capital for the acquisition and feasibility study of the project and the mining licence was transferred in July 1999.

The feasibility study to ascertain the viability of establishing a mining operation began in August 1999 and consulting engineers, Steffen, Robertson & Kirsten (SRK), were appointed to ascertain the grade of the ore body and to develop a geological model.

Within four months of the transfer of the mining licence, **AFGEM** had reestablished the basic infrastructure of the mine, refurbished the plant and equipment, and reopened a decline shaft for the purpose of bulk sampling.

At the same time, the University of Stellenbosch's Dr Reyno Scheepers and his team conducted a comprehensive geological study of the tanzanite ore body. The study encompassed all aspects of the project's geology, from actual underground and drill core samples to a detailed stratigraphic, structural, geochemical and mineralogical interpretation of the ore body. The study revealed that whilst an indicated resource of 50 million carats is in situ, significant further potential exists on the property.

Since tanzanite was first discovered in 1967, it has been mined informally. Block 'B' and 'D' on either side of **AFGEM's** Block 'C' are currently being mined by artisanal miners, who with limited capital and technical resources, has resulted in a depletion of shallow reserves. However, Block 'C', which was previously mined for graphite, contains the bulk of the tanzanite resource.

Few mining companies have developed the vertically integrated expertise **AFGEM** has to successfully mine, beneficiate and market coloured gemstones. Apart from understanding gemstones and gemstone geology, the mining of coloured stones requires skills such as blasting techniques that limit fracturing, selective ore extraction, gentle but effective processing and separation, skilled sorting, cobbing and grading of rough.

To date, **AFGEM** has invested approximately US$1,5 million capex at in the mine, and has budgeted a further US$10 million. Preliminary mining operations are due to begin in the latter part of 2000. According to Bruce Jones, MD of Merelani Mining Limited, most of the initial work on the mine will be infrastructural, such as building and construction work around the property, developing return airways for through ventilation, as well as developing a pumping station.

While initial output will be low, the mine will extract about 1,5 million carats of rough tanzanite per annum at full production (by about 2005). Whilst the deposit has been core drilled to 150m, it is expected that deeper drilling will confirm further resources, giving the mine a life well beyond the 19 year base case.

More/....5

Jones says that although **AFGEM** will be using traditional proven mining methods, it will be introducing formal mining procedures, standards, and controls which currently do not exist in the areas adjacent to Block 'C'. These include proper ventilation, support standards, pumping facilities, and the general infrastructure necessary to support the mining process.

"In time, it is our intention to eventually convert the present decline shaft into an incline shaft with rails and a skip. This will probably happen a few years down the line when it is no longer possible to extract sufficient tanzanite via the current extraction method," he explains.

At present **AFGEM** has 10 South African personnel working on site, and this figure is likely to increase to 16 in the next few months. Some 150 Tanzanians are currently employed at various levels. This figure will increase to around 180 in the short term, reaching between 240 and 280 at full production.

AFGEM intends to establish a buying office in the mining area which will support local small producers, providing a fair and consistent means of selling their production at market-related prices. This will ultimately contribute to price stability and assist the Tanzanian government in receiving the correct taxes and duties. Tanzania – the 6th largest coloured gemstone producing country in the world – has not enjoyed the benefits of its rare treasures. Ironically, Kenya exported more tanzanite in 1998 than Tanzania, yet Tanzania is the world's only producer. **AFGEM** aims to address the disparity between the substantial value of the tanzanite market and the marginal benefit Tanzania derives from it.

Further down the line, **AFGEM** intends establishing a cutting and polishing facility in Tanzania to maximise the return on the value added process by beneficiating the majority of its own mine production, as well as production purchased from small scale miners. **AFGEM** is expanding its Johannesburg cutting factory employing the latest equipment and technology and continues to send lower quality stones to be cut and polished in Bangkok on a contract basis.

AFGEM has already extended the hand of friendship to the Merelani Mining area's artisinal miners: "We don't want a 'them' and 'us' situation; we want to be part of the mining community." AFGEM is also establishing a Development Trust into which it aims to invest part of its profits back into the community for the development of healthcare, education and infrastructure. "The life of the mine is finite; we would like our social responsibility initiatives to serve the local community into the future," says Jones.

Issued By : Alison Gregg Public Relations
Ms Alison Gregg-Logan

Telephone : (011) 646-0571
Fax : (011) 486-3493

Date : July 2000

On Behalf Of : **AFGEM**
Mike Nunn
Chairman & CEO
Joanne Herbstein
Corporate Communications Manager

Telephone : (011) 334-3999
Fax : (011) 334-1526

Ends.

Social Responsibility Press Release – For Immediate Release

AFGEM- 'Mining Tanzanite For Tanzania'

African Gem Resources Limited (AFGEM), the vertically-integrated coloured gemstone company has acquired the rights to mine tanzanite - a rare violet-blue gemstone unique to the Merelani region of northern Tanzania. **AFGEM** is totally committed to channelling the value-adding process from the gemstone business back into Tanzania and making a meaningful and sustainable difference to the local community, according to Mike Nunn, **AFGEM's** Chairman and CEO.

Sub-Saharan Africa is one of the world's richest coloured gemstone regions, however the people of Tanzania have not enjoyed any of the benefits of their rare treasure since tanzanite was first discovered in the foothills of Kilimanjaro over 30 years ago. "There is no doubt that the country's tanzanite industry has been robbed of its potential wealth. Virtually no beneficiation of the gemstone in Tanzania has today resulted in a huge value gap," says Nunn.

More/....2

Rough tanzanite has been exported immediately after being mined, with value added through beneficiation (cutting and polishing) in non-producing countries. This means Tanzania has foregone significant potential financial benefits for decades. "A major disparity exists between the vast natural wealth of Tanzania and the marginal economic benefit the country extracts from it. US$10-12 billion of polished coloured gemstones are bought per annum, yet Tanzania, the 6th most important source, “officially” exports a mere US$8 million," he points out.

Despite this wealth of natural resources, the lack of capital, mining technology and expertise has hindered the development of Tanzania's coloured gemstone industry. **AFGEM's** presence - as custodian of two-thirds of the world's known tanzanite reserves - is set to change this. **AFGEM's** activities range from exploration and mining, to beneficiation and marketing of high-value coloured gemstones.

AFGEM has coined the term **'Tanzanisation'** to describe the process it will introduce in an effort to transform Tanzania's gemstone industry. **AFGEM** will invest a percentage of profits directly into the Tanzanian community over the life of the Merelani Tanzanite Mine.

More/....3

"Clearly, this is not simply some kind of 'feel good' gesture; we believe we can make a meaningful contribution by empowering Tanzanians to minimise past disparities by bringing value back to its source," he says.

Another aspect of **'Tanzanisation'** is **AFGEM's** development of the local skills base by employing 90% of locals in the first year of operation, and reaching a 94% local employee base by 2008.

"We are confident many skills required to run the mine will be available within the Arusha/Moshi area. Over and above this, additional training and development will be initiated and motivated by senior management," explains Nunn. **AFGEM** also intends to establish a training facility in the mining area.

Once the Merelani Tanzanite Mine is profitable, ***The Tanzanite Foundation*** (established not only as the brand-name to market tanzanite, but also to fulfil the financial ideals of Tanzania and the social aspirations of the community) will channel a percentage of profits towards community upliftment.

Earlier this year, Nunn attended an interactive meeting with Tanzania's President, Benjamin Mkapa and the private sector CEOs in Dar es Salaam, where President Mkapa earmarked mining as one of the sectors considered crucial to Tanzania's rapid economic growth and development, job creation and source of government revenue.

Although the country has done much to create a more favourable investment environment for mining, the President noted there was still a wealth of as yet untapped potential in gemstone mining, processing and marketing.

"Tanzania, being the only source of tanzanite in the world, is yet to benefit from this rare gemstone that is enriching people in Asia, the Middle East and America. Is it beyond our capabilities to ensure that we benefit more?" he asked. Mkapa also stressed the importance of mining concerns equally being committed to the socio-economic development of areas close to mines.

Ami Mpungwe, Chairman of Merelani Mining Limited (the Tanzanian subsidiary of **AFGEM**) and first Tanzanian Ambassador to South Africa, says **AFGEM** is addressing both of the President's concerns.

More/....5

"It is a national priority for Tanzanians to be able to get their just rewards from their own natural resources. This means being able to capitalise on all value-added aspects of beneficiation of tanzanite on route to market," he says.

Significantly, **AFGEM** not only brings the necessary expertise for all aspects of beneficiation, it also brings unprecedented stability to an industry that has always been informal and fragmented.

"Not only will **AFGEM's** presence benefit small scale miners with new technology, formal sales channels, and fair market prices, the formalisation of the industry will be good for the country, and thus for all Tanzanian citizens," notes Mpungwe.

At another level, Tanzania - like most African countries - is crying out for overall socio-economic development. "The biggest challenges are sustained development, modernisation and stabilisation: we need investment in our country, but with the added dimension of a social conscience," he says.

Value/....6

With Tanzania's progressive foreign investment policy and its excellent track record with investors to date, the country is considered one of Africa's premier destinations.

Over and above **AFGEM's** direct investment into specific community development projects and job creation, the people of Tanzania will benefit from improved infrastructure, and the education and training of potential employees.

Issued By	:	Alison Gregg Public Relations Ms Alison Gregg-Logan Telephone : (011) 646-0571 Fax : (011) 486-3493
Date	:	July 2000
On Behalf Of	:	**AFGEM** Mike Nunn Chairman & CEO Joanne Herbstein Corporate Communications Manager Telephone : (011) 334-3999 Fax : (011) 334-1526

Ends.

AFGEM

Company Profile Press Release

African Gem Resources Limited (**AFGEM**), the focused coloured gemstone group that recently listed on the Johannesburg Stock Exchange, will begin mining operations in the first quarter of 2001. Previously an unlisted public company, **AFGEM** now trades in the "Diamonds" sector of Mining Resources with the likes of TransHex and De Beers.

Historically, the coloured gemstone industry has been fragmented and informal, with mining dominated by small-scale miners relying on 'pick and shovel' methods. While sub-Saharan Africa boasts substantial gemstone wealth, a lack of adequate capital and limited technological resources has hindered the development of the industry in the region. This presents a window of opportunity for a company like **AFGEM**. Equipped with a strong capital base and a committed and experienced management team, **AFGEM** intends to become the world's leading vertically integrated coloured gemstone company.

While the group cites mining, beneficiation (cutting and polishing) and marketing as its core competencies, vertical integration also includes an exploration component. "In an effort to maintain risk-averse, whilst still remaining alert and proactive with regard to sourcing new opportunities, we have defined exploration in our own terms: for us, exploration is the identification and evaluation of the feasibility of existing projects that lack adequate funding or human capital," Mike Nunn, **AFGEM** Chairman & CEO asserts.

AFGEM is ideally positioned to take advantage of worldwide opportunities in the coloured gemstone arena: not only has the global gemstone market grown significantly in recent times (the US market has increased by five percent per annum for the past 10 years), but gem dealers in the United States reported a surge in sales during the last quarter of 1999, with rich colours, particularly blue, in demand.

In line with its definite focus on sub-Saharan Africa, **AFGEM** has acquired the rights to mine tanzanite - a rare violet-blue gemstone - in the Merelani Tanzanite Area of northern Tanzania. Discovered in Tanzania in the foothills of Kilimanjaro in 1967, tanzanite deposits are found nowhere else on earth.

Tanzanite, which is 1000 times more rare than diamond, is the second most popular coloured stone in the USA after sapphire. Although a huge market for tanzanite already exists - created on this special gemstone's own merits and without major advertising campaigns - **AFGEM** intends developing new - and as yet unexploited - tanzanite markets in Asia (specifically Japan) and Europe (specifically Germany and Italy).

With its acquisition of 'Block C' of the Merelani Tanzanite Area, **AFGEM** effectively owns mining rights to two-thirds of the world's known reserves of tanzanite. Mining is expected to begin during the first quarter of 2001.

For decades, Tanzania and its people have lost out on the significant potential economic benefits of tanzanite. Ever since tanzanite was first discovered in 1967, rough gemstones have been immediately exported after being mined, with beneficiation taking place in non-producing countries. As a result of the lack of formalisation in the industry, a major disparity exists between the vast natural wealth of Tanzania and the marginal economic benefit the country extracts from it. Estimates of the size of the coloured gemstone industry at wholesale are as high as US$ 10 billion per annum (equivalent in value to the diamond industry), yet Tanzania, the 6th largest coloured gemstone producing country in the world, and the world's sole source of tanzanite, exports a mere US$8 million.

AFGEM's presence will bring, amongst other things, price stability and formal sales channels for small-scale miners and local dealers to sell their tanzanite. At present, 90% of **AFGEM**'s workforce at the Merelani Tanzanite Mine is Tanzanian, and the strategy going forward is to increase that figure to 95% within the next few years. Providing employment and training programmes, channelling money directly into a Social Investment Trust to fund community projects and establishing a beneficiation industry in Tanzania are some facets of **AFGEM**'s policy to channel the value back into the source of its product.

AFGEM which, for the past eight years, has been South Africa's leading wholesaler of coloured gemstones with key strengths in the area of value-adding (cutting, polishing, packaging) possesses a thorough understanding of the global market. A new and innovative initiative is the downstream beneficiation (branding and end-consumer marketing) **AFGEM** will undertake.

At **AFGEM's** helm is Mike Nunn, who is well respected in the gemstone industry, having spent the past ten years gaining first-hand knowledge in all areas from rough buying and polishing to marketing.

AFGEM's management team consists of financial director, Mervyn Shein and corporate communications manager, Joanne Herbstein. Non-executive directors include mining engineer/mining analyst Dean Cunningham (commercial director); Andre Bekker (a geologist from the IDC); Sipho Mhkize (head of mining and minerals at the IDC) and Chris Boulle (a lawyer from HR Levin Attorneys).

Overall, **AFGEM** intends to:

- Develop the world's leading gemstone company.
- Establish the most modern tanzanite mine capable of extracting some 1,5 million rough carats per annum.
- Ensure supply continuity and price stability of tanzanite.
- Develop a compelling brand for tanzanite via the ***Tanzanite Foundation***: a trademark of **AFGEM.**
- Expand the Group's international marketing campaign; and
- Increase shareholder value through strategic acquisitions, organic growth and joint ventures.
- Make a meaningful and sustainable contribution to the countries in which it conducts mining operations.

According to Nunn, growth will be primarily organic in the areas of beneficiation and marketing, with selective acquisitions, mainly of existing mining opportunities.

AFGEM plans to concentrate on medium to large projects involving the seven high-value gemstones it has identified as core to its business." Our tanzanite project is really just the first...there are so many opportunities, and with all the resources we have available, we are well poised to take advantage of them," he says.

Although no stranger to Africa (having worked in various parts of sub-Saharan Africa), operating on the continent is arguably the biggest challenge facing the group.

"Potential players are weary of business in Africa, and for that reason, it is both a challenge and an opportunity," he says.

AFGEM, however, will not operate in countries where it believes the risk is too great. "What we are looking for - before we will even consider investing in a country - is political stability and a progressive foreign investment policy.

"Tanzania offers all of this, and more. Now that we have established a base and have been well accepted in Tanzania, we would certainly consider other projects there," concludes Nunn. Over the past five years, an estimated US$720 million has been invested in Tanzania's mining sector, with investors flocking to take advantage of President Benjamin Mkapa's free enterprise policies.

According to Paul Holewa (Managing Editor of GemKey – international trade publication), the coloured stone industry houses a wealth of potential. "Colour is the resolute trend that is firmly entrenched in major markets all over the world and it doesn't look like it's fading away any time soon," he assures. Stable growth trends in the gemstone and jewellery industry bode well for **AFGEM**, as does the economic growth Tanzania enjoys as a result of progressive reforms by the government.

"Our primary goal is to establish a strategic position with a long term horizon. Our competitive advantage rests in our ability to bring innovation and dynamism to the gemstone mining industry; to channel value into coloured stones so that consumers can celebrate the entire experience of their purchase," Nunn says.

AFGEM

Mining & Technology Press Release

A GEM Of A Find

African Gem Resources Limited (AFGEM), which aims to become the world's foremost vertically integrated coloured gemstone group, has acquired the rights to mine tanzanite in Block 'C' of the Merelani Mining area of northern Tanzania.

The mine, which has a conservatively estimated life of 19 years based on known present resources, will yield some 22 million carats of tanzanite (from about 800 000 tons of ore). The deposit has been core drilled to 150m, revealing an indicated resource of 50 million carats in situ and it is expected that deeper drilling will confirm further resources.

Tanzanite (a violet-blue variety of the mineral zoisite) was discovered near Arusha, Tanzania, in 1967 by Ali Juuyawatu, a Masai tribesman. Tanzanite is found exclusively in this region and the mining licence effectively appoints **AFGEM** custodian of two thirds of world's known reserves.

Sub-Saharan Africa is one of the world's richest gemstone basins: a significant fact considering that at wholesale, the world market for coloured gemstones approximates that of diamonds. Despite this potential, a significant disparity exists between the natural resources and the actual value that these countries are able to extract from it. A lack of adequate capital and limited technological resources has hindered the maximization of the opportunity that lies beneath African soils.

After a history of socialism, Tanzania has embraced a market economy. The results reflect a decision well made: inflation is down to single digit figures, with GDP figures steadily improving. Mining has been cited the new engine for economic growth. President Benjamin Mkapa's investor-friendly policies and the country's progressive mining act reflect a true commitment to the development of this sector.

After acquiring the mining licence in July 1999, **AFGEM** commissioned consulting engineers, Steffen, Robertson & Kirsten (SRK) to conduct a comprehensive feasibility study. In order to ascertain the viability of the project, SRK calculated the grade of the ore body and developed a geological model of the ore resource. "We have every intention of approaching every aspect of our business in a thorough and professional manner in the interests of minimising risk," asserts Mike Nunn, **AFGEM** Chairman & CEO.

Within four months of the transfer of the mining licence, **AFGEM** had re-established the basic infrastructure of the mine, refurbished the plant and equipment, and reopened a decline shaft for the purpose of bulk sampling.

During the bulk sampling exercise, the University of Stellenbosch's Dr Reyno Scheepers and his team conducted a comprehensive geological study of the tanzanite ore body. The study encompassed all aspects of the project's geology, from actual underground and drill core samples to a detailed stratigraphic, structural, geochemical and mineralogical interpretation of the ore body.

Since tanzanite was first discovered in 1967, it has been mined informally. Block 'B' and 'D' on either side of **AFGEM's** Block 'C' are currently being mined by artisanal miners, who with limited capital and technical resources, has resulted in a depletion of shallow reserves. However, Block 'C', which was previously mined for graphite, contains the bulk of the tanzanite resource.

Few mining companies have developed the vertically integrated expertise **AFGEM** has to successfully mine, beneficiate and market coloured gemstones. Apart from understanding gemstones and gemstone geology, the mining of coloured stones requires skills such as blasting techniques that limit fracturing, selective ore extraction, gentle but effective processing and separation, skilled sorting, cobbing and grading of rough.

To date, **AFGEM** has invested approximately US$ 6,5 million in the acquisition and capex at in the Merelani Project, with the total cost of full development in the region of US$ 20 million. Most of the initial work on the mine will be infrastructural, such as building and construction work around the property, developing return airways for through ventilation, as well as developing new shafts and making further modifications to the processing plant.

The mine will extract about 1,5 million carats of rough tanzanite per annum at full production (by about 2005). Whilst the deposit has been core drilled to 150m, it is expected that deeper drilling will confirm further resources, giving the mine a life well beyond the 19-year base case.

Although **AFGEM** will be using traditional proven mining methods, it will be introducing formal mining procedures, standards, and controls that currently do not exist in the areas adjacent to Block 'C'. These include proper ventilation, support standards, pumping facilities, and the general infrastructure necessary to support the mining process.

AFGEM has several expatriate personnel working on site. Some 180 Tanzanians are currently employed at various levels. This figure will increase to around 200 in the short term, reaching between 240 and 280 at full production. **AFGEM** is committed to training and development, with the aim of creating at least a 95% Tanzanian work force.

To date, the development of the Merelani Tanzanite Mine is on schedule and within budget. During the six months ending 31 August 2000, infrastructural development of the Juuyawatu Pit and exploration of old workings for potential payshoots was accomplished.

Project milestones reached thus far include:

MINE

- Ore transportation system refined and commissioned
- Compressed air reticulation installed
- Decline shaft cleaned out
- First phase of storm water drainage installed
- First phase of underground pumping reticulation installed and commissioned
- Surface ground stability enhanced
- Travelling way established

PROCESSING PLANT

- Truck ramp to ore feed bin completed
- Crushing and screening plant modified to wire screens to produce a minus 30mm product
- HMS feed screen converted to 3mm wet screen
- Concentrate recycling facility established

SORTHOUSE

- Sweco screens installed and commissioned
- Glove boxes for sorting fabricated and commissioned
- Modifications to building interior completed

SECURITY

- Basic training of security force completed
- Electric fencing and turnstile access to processing plant installed
- 'Clean' & 'Dirty' change house at mining area commissioned
- Sorthouse strong room and safe installed

GENERAL

- First phase of central store established
- Environmental Impact Assessment submitted to the NEMC for comment
- 4km Haul road from Plant to Mine upgraded
- Contracts of employment signed by all employees

AFGEM intends to establish a buying office in the mining area that will support local small producers, providing a fair and consistent means of selling their production at market-related prices. This will ultimately contribute to price stability and assist the Tanzanian government in receiving the correct taxes and duties. Tanzania – the 6th largest coloured gemstone producing country in the world – has not enjoyed the benefits of its rare treasures. Ironically, Kenya exported more tanzanite in 1998 than

Tanzania, yet Tanzania is the world's only producer. **AFGEM** aims to address the disparity between the substantial value of the tanzanite market and the marginal benefit Tanzania derives from it.

AFGEM intends establishing a cutting and polishing facility in Tanzania to maximise the return on the value-added process by beneficiating the majority of its own mine production, as well as production purchased from small-scale miners. **AFGEM** is expanding its Johannesburg cutting factory employing the latest equipment and technology and continues to cut and polish in Bangkok on a contract basis.

AFGEM is also establishing a Development Trust into which it aims to invest part of its profits back into the community for the development of healthcare, education and infrastructure. "The life of the mine is finite; we would like our social responsibility initiatives to serve the local community into the future," says Nunn.

Issued By : Alison Gregg Public Relations
Ms Alison Gregg-Logan

Telephone : (011) 646-0571
Fax : (011) 486-3493

Date : October 2000

On Behalf Of : **AFGEM**
Mike Nunn
Chairman & CEO
Joanne Herbstein
Corporate Communications Manager

Telephone : (011) 334-3999
Fax : (011) 334-1526

Ends.

AFGEM

Social Responsibility Press Release

Taking The Blues Out Of Tanzania

African Gem Resources Limited (AFGEM), the vertically integrated coloured gemstone company, will develop the world's most modern coloured gemstone mining and processing facility in the foothills of Mount Kilimanjaro. The coloured gemstone mining industry to date has been characterised by small-scale mining with limited capital and technology. **AFGEM** has recognised a window of opportunity that will add value to all stakeholders: marrying the capital and technological resources of **AFGEM** with the mineral wealth and progressive investment policies of Tanzania.

Recently listed on the Johannesburg Stock Exchange, **AFGEM**'s financial strength positions it to make a meaningful and sustainable contribution to Tanzania, with a particular focus on the country's mining industry. At listing, **AFGEM**'s shareholders included institutional and private investors, management, African Development Bank, Eastern and Southern African Trade and Development Bank and the Industrial Development Corporation of South Africa: a state-owned financial institution committed to the economic empowerment of emerging entrepreneurs and encouraging development amongst SADC countries. Shareholding in Merelani Mining Limited, **AFGEM**'s Tanzanian subsidiary, includes Tanzania Development Finance Company Limited.

Realising the growth trends in the coloured gemstone industry worldwide and the markedly improved economic situation in Tanzania, **AFGEM** bid for and won the rights to mine tanzanite - a rare violet-blue gemstone unique to the Merelani region of northern Tanzania. **AFGEM** is totally committed to channelling the value-adding process from the gemstone business back into Tanzania and making a meaningful and sustainable difference to the local community, according to Mike Nunn, **AFGEM's** Chairman and CEO.

Sub-Saharan Africa is one of the world's richest coloured gemstone regions, however the people of Tanzania have not enjoyed any of the benefits of their rare treasure since tanzanite was first discovered in the foothills of Kilimanjaro over 30 years ago. "There is no doubt that the country's tanzanite industry has been robbed of its potential wealth. Virtually no beneficiation of the gemstone in Tanzania has today resulted in a huge value gap," says Nunn.

Rough tanzanite has been exported immediately after being mined, with value added through beneficiation (cutting and polishing) in non-producing countries. This means Tanzania has foregone significant potential financial benefits for decades. "A major disparity exists between the vast natural wealth of Tanzania and the marginal economic benefit the country extracts from it. Estimates of the annual wholesale value of the coloured gemstone industry are as high as US$10 billion, yet Tanzania, the 6th most important source, "officially" exports a mere US$8 million," he points out.

Despite this wealth of natural resources, the lack of capital, mining technology and expertise has hindered the development of Tanzania's coloured gemstone industry. **AFGEM's** presence - as custodian of two-thirds of the world's known tanzanite reserves - is set to change this. **AFGEM's** activities range from exploration and mining, to beneficiation and marketing of high-value coloured gemstones.

AFGEM has coined the term **'Tanzanisation'** to describe the process it will introduce in an effort to transform Tanzania's gemstone industry. **AFGEM** will invest a percentage of profits directly into the Tanzanian community over the life of the Merelani Tanzanite Mine.

"Clearly, this is not simply some kind of 'feel good' gesture; we believe we can make a meaningful contribution by empowering Tanzanians to minimise past disparities by bringing value back to its source," he says.

Community development projects identified include the building of a 14km road between Kilimanjaro International Airport and the Merelani Mining area, the advancement of a school and the funding of a medi-clinic.

Another aspect of **'Tanzanisation'** is **AFGEM's** development of the local skills base by employing 90% of locals in the first year of operation, and reaching a 95% local employee base within the next few years. "We are confident many skills required to run the mine will be available within the Arusha/Moshi area. Over and above this, additional training and development will be initiated and motivated by senior management," explains Nunn. **AFGEM** also intends to establish a training facility in the mining area.

Health and safety standards at the Merelani Tanzanite Mine are being developed along the guidelines of the National Occupation and Safety Association of South Africa (NOSA). An Environmental Impact Assessment conducted by independent consultants concluded that **AFGEM**'s presence in Tanzania would have an overall positive impact on the environment.

AFGEM has established open channels of communication with its workforce. A labour lawyer has been retained in order to ensure that all relevant laws are complied with, and open forums have been initiated to debate and discuss work-related issues, job satisfaction and the enhancement of employment and living conditions.

Earlier this year, Nunn attended an interactive meeting with Tanzania's President, Benjamin Mkapa and the private sector CEOs in Dar es Salaam, where President Mkapa earmarked mining as one of the sectors considered crucial to Tanzania's rapid economic growth and development, job creation and source of government revenue. In the last five years, it is estimated that US$ 720 million has been channelled into the mining industry in Tanzania. With **AFGEM's** involvement, that figure should continue to grow.

Although the country has done much to create a more favourable investment environment for mining, the President noted there was still a wealth of as yet untapped potential in gemstone mining, processing and marketing.

"Tanzania, being the only source of tanzanite in the world, is yet to benefit from this rare gemstone that is enriching people in Asia, the Middle East and America. Is it beyond our capabilities to ensure that we benefit more?" he asked. President Mkapa also stressed the importance of mining concerns equally being committed to the socio-economic development of areas close to mines.

According to Ami Mpungwe, Chairman of Merelani Mining Limited (the Tanzanian subsidiary of **AFGEM**) and first Tanzanian Ambassador to South Africa, **AFGEM** is addressing both of the President's concerns.

"It is a national priority for Tanzanians to be able to get their just rewards from their own natural resources. This means being able to capitalise on all value-added aspects of beneficiation of tanzanite on route to market," he says.

Significantly, **AFGEM** not only brings the necessary expertise for all aspects of beneficiation, it also brings unprecedented stability to an industry that has always been informal and fragmented.

"Not only will **AFGEM's** presence benefit small scale miners with new technology, formal sales channels, and fair market prices, the formalisation of the industry will be good for the country, and thus for all Tanzanian citizens," notes Mpungwe.

At another level, Tanzania - like most African countries - is thirsty for overall socio-economic development. "The biggest challenges are sustained development, modernisation and stabilisation: we need investment in our country, but with the added dimension of a social conscience," he says.

With Tanzania's progressive foreign investment policy and its excellent track record with investors to date, the country is considered one of Africa's premier destinations.

Over and above **AFGEM's** direct investment into specific community development projects and job creation, the people of Tanzania will benefit from improved infrastructure, and the education and training of potential employees.

Issued By : Alison Gregg Public Relations
Ms Alison Gregg-Logan

Telephone : (011) 646-0571
Fax : (011) 486-3493

Date : October 2000

On Behalf Of : **AFGEM**

Mike Nunn
Chairman & CEO
Joanne Herbstein
Corporate Communications Manager

Telephone : (011) 334-3999
Fax : (011) 334-1526

Ends.

Coloured/....1

Company Profile News Press Release – For Immediate Release

A BLUE CHIP INVESTMENT

African Gem Resources Limited (**AFGEM**), the focused coloured gemstone group, will begin mining operations at its tanzanite mine in northern Tanzania in the first half of 2001. Previously an unlisted public company, **AFGEM** now trades in the "Diamonds" sector of Mining Resources with the likes of TransHex and De Beers.

While sub-Saharan Africa boasts substantial gemstone wealth, a lack of adequate capital and limited technological resources has hindered the development of the industry in the region. This presents a window of opportunity for a company like **AFGEM**. Equipped with a strong capital base and a committed and experienced management team, **AFGEM** intends to become the world's leading vertically integrated coloured gemstone company, mining, beneficiating (cutting and polishing) and marketing high value coloured gemstones globally.

More/....2

Coloured/....2

AFGEM is ideally positioned to take advantage of worldwide opportunities in the coloured gemstone arena. Despite the industry being fragmented and informal, the global gemstone market has grown significantly in recent times, with the US market increasing by some 5% per annum for the past decade. With diamonds losing favour amongst luxury-goods lovers, global trends depict an increased thirst for colour, with rich colours, particularly blue, in strong demand.

In line with its definite focus on sub-Saharan Africa, **AFGEM** has acquired the rights to mine tanzanite - a rare violet-blue gemstone - in the Merelani region of northern Tanzania. The mining licence effectively renders **AFGEM** custodian to two thirds of the world's known reserves of tanzanite. Discovered in Tanzania in the foothills of Kilimanjaro in 1967, tanzanite deposits are found nowhere else on earth, making the stone's source something of a geological phenomenon.

More/....3

Coloured/....3

Tanzanite, which is 1000 times rarer than diamond, is the second most popular coloured stone in the USA after sapphire. Although a substantial market for tanzanite already exists - created on this special gemstone's own merits and without major advertising campaigns - **AFGEM** intends developing new - and as yet unexploited - tanzanite markets in Asia (specifically Japan) and Europe (specifically Germany and Italy).

For decades, Tanzania and its people have lost out on the significant potential economic benefits of tanzanite. Since its discovery in 1967, rough tanzanite has been exported immediately after being mined, with beneficiation taking place in non-producing countries. As a result of the lack of formalisation in the industry, a major disparity exists between the vast natural wealth of Tanzania and the marginal economic benefit the country extracts from it.

More/....4

Coloured/....4

AFGEM's presence will bring, amongst other things, price stability and formal sales channels for small-scale miners and local dealers to sell their tanzanite. At present, 90% of **AFGEM's** workforce at the Merelani Tanzanite Mine is Tanzanian, and the strategy going forward is to increase that figure to 95% within the next few years. Providing employment and training programmes, channelling money directly into a Social Investment Trust to fund community projects and establishing a beneficiation industry in Tanzania are some facets of **AFGEM's** policy to channel the value back into the source of its product.

AFGEM which, for the past eight years, has been South Africa's leading wholesaler of coloured gemstones with key strengths in the area of value-adding (cutting, polishing, packaging) possesses a thorough understanding of the global market. A new and innovative initiative is the downstream beneficiation (branding and end-consumer marketing) **AFGEM** will undertake.

More/....5

Coloured/.....5

At **AFGEM's** helm is Mike Nunn, who is well respected in the gemstone industry, having spent the past ten years gaining first-hand knowledge in all areas from rough buying and polishing to marketing.

AFGEM's management team consists of financial director, Mervyn Shein and corporate communications manager, Joanne Herbstein. Non-executive directors include mining engineer/mining analyst Dean Cunningham (commercial director); Andre Bekker (a geologist from the IDC); Sipho Mhkize (head of mining and minerals at the IDC) and Chris Boulle (a lawyer from HR Levin Attorneys).

AFGEM plans to concentrate on medium to large projects involving the seven high-value gemstones it has identified as core to its business. "Our tanzanite project is really just the first...there are so many opportunities, and with all the resources we have available, we are well poised to take advantage of them," Nunn says.

More/....6

Coloured/....6

Although no stranger to Africa (having worked in various parts of sub-Saharan Africa), operating on the continent is arguably the biggest challenge facing the group. **AFGEM**, however, will not operate in countries where it believes the risk is too great.

"Tanzania offers political stability, investor-friendly policies and a progressive mining act. Now that we have established a base and have been well accepted in Tanzania, we would certainly consider other projects there," concludes Nunn. Over the past five years, an estimated US$720 million has been invested in Tanzania's mining sector, with investors flocking to take advantage of President Benjamin Mkapa's free enterprise policies.

According to Paul Holewa (Managing Editor of GemKey – international trade publication), the coloured stone industry houses a wealth of potential. "Colour is the resolute trend that is firmly entrenched in major markets all over the world and it doesn't look like it's fading away any time soon," he assures.

More/....7

Coloured/....7

Stable growth trends in the gemstone and jewellery industry bode well for **AFGEM**, as does the economic growth Tanzania enjoys as a result of progressive reforms by the government.

"Our primary goal is to establish a strategic position with a long term horizon. Our competitive advantage rests in our ability to bring innovation and dynamism to the gemstone mining industry; to channel value into coloured stones so that consumers can celebrate the entire experience of their purchase," Nunn says.

More/....8

Coloured/....8

Issued By : Alison Gregg Public Relations
Ms Alison Gregg-Logan

Telephone : (011) 646-0571
Fax : (011) 486-3493
Email : agpr@global.co.za

Date : January 2001

On Behalf Of : **AFGEM**
Mike Nunn
Chairman & Chief Executive Officer
Joanne Herbstein
Corporate Communications Manager

Telephone : (011) 334-3999
Fax : (011) 334-1526
Email : joanne@africangem.com
Website : www.africangem.com

Ends.

Mining & Technology News Press Release – For Immediate Release

CUSTODIAN TO THE RARERST GEM ON EARTH

African Gem Resources Limited (**AFGEM**), the vertically integrated coloured gemstone group listed on the Johannesburg Securities Exchange, is preparing for an eventful year. A Special Mining Licence renders **AFGEM** custodian to two thirds of the world's known reserves of tanzanite: an exquisite violet-blue gemstone, unique to the Merelani Mining Area in the foothills of Mount Kilimanjaro, northern Tanzania. **AFGEM** intends initialising production in the first half of 2001, whilst simultaneously conducting further geological evaluation of the ore body.

Steffen, Robertson & Kirsten (SRK) consulting mining engineers to **AFGEM** conducted a comprehensive feasibility study of the project, and together with Stellenbosch University's Geology Department, a geological model of the ore resource was generated. A conservative valuation indicates an ore resource of 50 million carats of gem quality tanzanite, but consulting geologist, Professor Reyno Scheepers, asserts that in all probability, the resource is significantly greater.

"The indicated resource is based on core drilling to a depth of 150m, but there is no evidence to suggest that the ore body doesn't continue beyond this level. Also, SRK's valuation was conducted on a single payshoot (high grade zone). Given the nature of the ore body, it is highly likely that further payshoots exist."

Since the feasibility study, further potential high-grade zones have been identified, but as yet, sampling has not been conducted. "The zones look promising", declares Scheepers, "but we can't be certain about the grades until we've conducted the relevant sampling." A Tanzanian geologist with a vast knowledge of tanzanite has been employed to conduct further geological evaluation of the mining licence area, and to explore potential developments outside the licence area.

SRK's mine plan has been based on the single payshoot identified and sampled and involves mining out the high-grade zone by 2009, whilst simultaneously mining the background, until about 2020.

More/....4

Mining/....4

Given that the payshoot has an average grade of about 500 carats per tonne compared to the 20 carats per tonne recovered from the background. In the event that current exploration proves up the viability of other payshoots, then the mining plan will be altered accordingly.

Although **AFGEM** will be employing traditional mining methods in an attempt to minimise technological risk, it will be introducing formal mining procedures, standards and controls that currently do not exist in the areas adjacent to **AFGEM**'s property.

Since tanzanite was first discovered in 1967, it has been mined informally. Blocks 'B' and 'D' on either side of **AFGEM's** Block 'C' are currently being mined by small-scale artisanal miners with limited capital and technical resources. The informal mining methods and the lack of technological advancements have resulted in a depletion of the shallow reserves on these mines, and while production is still expected in the medium term, it is not sustainable.

More/....5

To date, **AFGEM** has invested approximately US$ 7.5 million in the acquisition and capex at the Merelani project, with a total cost of development in the region of US$ 20 million. Most of the work conducted thus far has been infrastructural.

Due to the successful exploration and exposure of further payshoots, the underground development programme has been postponed for 3 months. All other aspects of the project are on schedule and within budget. ***Project milestones*** achieved to date include:

MINE

Main Shaft: JWZ Decline

- Ore transportation system refined and commissioned
- Compressed air reticulation installed
- Decline shaft cleaned out
- First phase of storm water drainage installed
- First phase of underground pumping reticulation installed and commissioned
- Surface ground stability enhanced
- Travelling way established
- Security upgraded
- Winch rope, air ventilation and water pipes extended to 30m
- Lower shaft cleared to facilitate steel walkways

Mining/....6

Raise

- Raise holed out to surface
- Roof and unstable areas supported
- Raise slyped out to ensure larger travel way
- Mono winch installed
- Raise equipped with air and water lines

Winze

- Advanced to 35m – small boudins found
- Sidewalls slyped
- Mono winch installed
- Boudins identified in footwall

Opec Shaft

- Exploration of artisanal shafts underway
- Area is rich in Quartz and boudins
- Soil from Opec shaft processed and high grade tanzanite smalls found
- Area cleared and prepared for shaft sinking

More/....7

Mining/....7

PROCESSING PLANT

- Truck ramp to ore feed bin completed
- Crushing and screening plant modified to wire screens to produce a minus 30mm and plus 3mm product
- HMS feed screen converted to 3mm wet screen and feed bin lifted
- Concentrate recycling facility established
- Plant stores and workshop completed
- Return water dam built
- Security upgraded

SORTHOUSE

- Sweco screens installed and commissioned
- Glove boxes for sorting fabricated and commissioned
- Modifications to building interior completed
- New preform and sawing machine installed
- Experimental light table built to improve speed and efficiency
- Razor mesh erected
- Efficiency levels improved: sort house is able to provide mining with accurate grades within 72 hours of receiving exploration ore.

More/....8

Mining/....8

GENERAL

- 14 km road to Kilimanjaro International Airport currently being repaired; 50% improvement thus far
- Masai dam built
- Illegal shafts closed
- Mining clinic erected
- Mining office completed
- Mine security office completed
- TANESCO electricity connected to plant
- E-mail and Internet facility installed
- Upgraded staff accommodation currently being built
- Contracts of employment signed by all employees

AFGEM intends to establish a buying office in the mining area that will support local small producers, providing a fair and consistent means of selling their production at market-related prices. This will ultimately contribute to price stability and assist the Tanzanian government in receiving the correct taxes and duties. Tanzania – the 6th largest coloured gemstone producing country in the world – has not enjoyed the benefits of its rare treasures. Ironically, Kenya exported more tanzanite in 1998 than Tanzania, yet Tanzania is the world's only producer.

More/....9

Mining/....9

AFGEM aims to address the disparity between the substantial value of the tanzanite market and the marginal benefit Tanzania derives from it.

AFGEM intends establishing a cutting and polishing facility in Tanzania to maximise the return on the value-added process by beneficiating the majority of its own mine production, as well as production purchased from small-scale miners. The plans for this beneficiation facility have been finalised and initial training has begun. **AFGEM** is expanding its Johannesburg cutting factory employing the latest equipment and technology and continues to cut and polish in Bangkok on a contract basis.

AFGEM is also establishing a Development Trust into which it aims to invest part of its profits back into the community for the development of healthcare, education and infrastructure. "The life of the mine is finite; we would like our social responsibility initiatives to serve the local community into the future," says Nunn.

More/....10

Mining/....10

Issued By	:	Alison Gregg Public Relations Ms Alison Gregg-Logan Telephone : (011) 646-0571 Fax : (011) 486-3493 Email : agpr@global.co.za
Date	:	January 2001
On Behalf Of	:	**AFGEM** Mike Nunn Chairman & Chief Executive Officer Joanne Herbstein Corporate Communications Manager Telephone : (011) 334-3999 Fax : (011) 334-1526 Email : joanne@africangem.com Website : www.africangem.com

Ends.

Social Responsibility News Press Release – For Immediate Release

---

A BRIGHT BLUE FUTURE

African Gem Resources Limited (AFGEM), the vertically integrated coloured gemstone company, is in the process of developing the world's most modern coloured gemstone mining and processing facility in the foothills of Mount Kilimanjaro. The coloured gemstone mining industry to date has been characterised by small-scale mining with limited capital and technology. **AFGEM** has recognised a window of opportunity that will add value to all stakeholders: marrying the capital and technological resources of **AFGEM** with the mineral wealth and progressive investment policies of Tanzania.

Recently listed on the Johannesburg Securities Exchange, **AFGEM**'s financial strength positions it to make a meaningful and sustainable contribution to Tanzania, with a particular focus on the country's mining and beneficiation (cutting and polishing) industry.

More/....2

Investment/....2

At listing, **AFGEM**'s shareholders included institutional and private investors, management, African Development Bank, Eastern and Southern African Trade and Development Bank and the Industrial Development Corporation of South Africa: a state-owned financial institution committed to the economic empowerment of emerging entrepreneurs and encouraging development amongst SADC countries. Shareholding in Merelani Mining Limited, **AFGEM**'s Tanzanian subsidiary, includes Tanzania Development Finance Company Limited.

Realising the growth trends in the coloured gemstone industry worldwide and the markedly improved economic situation in Tanzania, **AFGEM** bid for and won the rights to mine tanzanite - a rare violet-blue gemstone unique to the Merelani region of northern Tanzania. **AFGEM** is totally committed to channelling the value back into Tanzania and making a meaningful and sustainable difference to the local community, according to Mike Nunn, **AFGEM's** Chairman and CEO.

More/....3

Sub-Saharan Africa is one of the world's richest coloured gemstone regions, however the people of Tanzania have not enjoyed any of the benefits of their rare treasure since tanzanite was first discovered in the foothills of Kilimanjaro over 30 years ago. "There is no doubt that the country's tanzanite industry has been robbed of its potential wealth. Virtually no beneficiation of the gemstone in Tanzania has resulted in a huge value gap," says Nunn.

Rough tanzanite has been exported immediately after being mined, with value added through beneficiation in non-producing countries. This means that Tanzania has foregone significant potential financial benefits for decades. "A major disparity exists between the vast natural wealth of Tanzania and the marginal economic benefit the country extracts from it. Estimates of the annual wholesale value of the coloured gemstone industry are as high as US$10 billion, yet Tanzania, the 6th most important source, "officially" exports a mere US$8 million," Nunn points out.

More/....4

Despite this wealth of natural resources, the lack of capital, mining technology and expertise has hindered the development of Tanzania's coloured gemstone industry. **AFGEM's** presence - as custodian of two-thirds of the world's known tanzanite reserves - is set to change this. **AFGEM's** activities range from exploration and mining, to beneficiation and marketing of high-value coloured gemstones.

AFGEM has coined the term **'Tanzanisation'** to describe the process it will introduce in an effort to transform Tanzania's gemstone industry. **AFGEM** will invest a percentage of profits directly into the Tanzanian community over the life of the Merelani Tanzanite Mine.

"Clearly, this is not simply some kind of 'feel good' gesture; we believe we can make a meaningful contribution by empowering Tanzanians to minimise past disparities by bringing value back to its source," Nunn says.

Investment/....5

Community development projects currently underway include the building of a 14km road between Kilimanjaro International Airport and the Merelani Mining area and the advancement of the Nasinyai Primary School.

Another aspect of **'Tanzanisation'** is **AFGEM's** development of the local skills base by employing 90% of locals in the first year of operation, and reaching a 95% local employee base within the next few years. "We are confident many skills required to run the mine will be available within the Arusha/Moshi area. Over and above this, additional training and development will be initiated and motivated by senior management," explains Nunn. **AFGEM** also intends to establish a training facility in the mining area.

Health and safety standards at the Merelani Tanzanite Mine are being developed along the guidelines of the National Occupation and Safety Association of South Africa (NOSA). An Environmental Impact Assessment conducted by independent consultants concluded that **AFGEM**'s presence in Tanzania would have an overall positive impact on the environment.

More/....6

AFGEM has established open channels of communication with its workforce. A labour lawyer has been retained in order to ensure that all relevant laws are complied with, and open forums have been initiated to debate and discuss work-related issues, job satisfaction and the enhancement of employment and living conditions.

Earlier this year, Nunn attended an interactive meeting with Tanzania's President, Benjamin Mkapa and the private sector CEOs in Dar es Salaam, where President Mkapa earmarked mining as one of the sectors considered crucial to Tanzania's rapid economic growth and development, job creation and source of government revenue. In the last five years, it is estimated that US$ 720 million has been channelled into the mining industry in Tanzania. With **AFGEM's** involvement, that figure should continue to grow.

According to Ami Mpungwe, Chairman of Merelani Mining Limited (the Tanzanian subsidiary of **AFGEM**) and first Tanzanian Ambassador to South Africa, **AFGEM** is actively addressing the President's concerns.

"It is a national priority for Tanzanians to be able to get their just rewards from their own natural resources. This means being able to capitalise on all value-added aspects of beneficiation of tanzanite on route to market," he says. Significantly, **AFGEM** not only brings the necessary expertise for all aspects of beneficiation, it also brings unprecedented stability to an industry that has always been informal and fragmented.

"Not only will **AFGEM's** presence benefit small scale miners with new technology, formal sales channels, and fair market prices, the formalisation of the industry will be good for the country, and thus for all Tanzanian citizens," notes Mpungwe.

At another level, Tanzania - like most African countries - is thirsty for overall socio-economic development. "The biggest challenges are sustained development, modernisation and stabilisation: we need investment in our country, but with the added dimension of a social conscience," he says.

Investment/....8

Issued By	:	Alison Gregg Public Relations Ms Alison Gregg-Logan Telephone : (011) 646-0571 Fax : (011) 486-3493 Email : agpr@global.co.za
Date	:	January 2001
On Behalf Of	:	**AFGEM** Mike Nunn Chairman & Chief Executive Officer Joanne Herbstein Corporate Communications Manager Telephone : (011) 334-3999 Fax : (011) 334-1526 Email : joanne@africangem.com Website : www.africangem.com

---

Ends.

NEWS CLIP Saturday Star Personal Finance

119521

Issue: 10 Feb 2001 Region: Gauteng Circulation: 140 516

More shares move into Strate

ALIDE DASNOIS

Twenty-three more shares will be moved into the JSE Securities Exchange Strate electronic settlement system on March 5.

The shares are: Alliance Pharmaceuticals "N" shares, Accord Technologies, Acuity, Admiral Leisure, Adonis Knitwear, Anbeeco, African Gem Resources, Africa Glass, Amlac, All Joy Foods, Alliance Pharmaceuticals, Alacrity Financial Services, Amalgamated Appliance Holdings, African Media, APS Technologies, AMB Private Equity, ABC Cash, Aquila Growth, Aqua Online, Anglorand 5.5 preference, Allwear, IMR Investment and Insure Outsourcing.

Trades in 12 other shares are already settled electronically and by the end of this year, trades in all JSE shares will be through Strate.

Shareholders should watch the press to see when their shares are to be moved into Strate, Monica Singer, Strate chief executive, says and then hand their share certificates to stock brokers or banks so that their ownership can be registered electronically. Once a share is in the Strate system, you won't be able to sell it unless your paper ownership record has been converted to an electronic record.

NEWS CLIP

Sake - Beeld

119417

sue: 12 Feb 2001 Region: Gauteng Circulation: 110 119

Afgem soek strategiese vennoot

Johan du Toit

Kaapstad. – Ná 'n stewige notering in Augustus verlede jaar, het African Gem Enterprises (Afgem), wat donkerblou tanzaniet-sierstene ontgin, voelers begin uitsteek na 'n strategiese vennoot.

Mnr. Mike Nunn, besturende direkteur van Afgem, het gesê sy groep stel daarin belang om 'n vennoot te kry wat óf aan die bedryfskant óf aan die bemarkingskant waarde kan toevoeg.

"Ons het egter in dié stadium nog niemand geïdentifiseer nie," het Nunn gesê.

Afgem het met 'n aandeelprys van R4,00 genoteer wat destyds deur ontleders as ietwat onrealisties beskryf is. Die aandeelprys het kort ná die notering vinnig tot sowat R2,50 gedaal en daarna geleidelik tot R2,20. Gister was dit R2,10.

Volgens Nunn is daar 'n sterk vraag na tanzaniet in veral Amerika en Asië se juweliersmarkte.

"Tanzaniet is 'n seldsame steen en die enigste plek in die wêreld waar 'n neerslag ontdek is, is in Tanzanië naby Kilimandjaro. Die geraamde leeftyd van die myn is 20 jaar en die waarde van die tanzanietbedryf word op sowat R150 miljoen per jaar (teen groothandelpryse) geraam.

Nunn het gesê die vraag na die steen is sterk, maar weens "tandekry-probleme" met Afgem se sny- en poleeraanleg in Johannesburg, kon die groep nie al die bestellings uitvoer nie.

Sake - Burger Oos Kaap

Issue: 13 Feb 2001 Region: Eastern Cape Circulation: 114 082


Afgem
Aandeelprys in sent
Bron: Reuters
300
250
200
150
15 Aug '00
26 Sept
7 Nov
19 Des
30 Jan '01

Afgem soek vennoot in tanzanietbedryf

JOHAN DU TOIT

KAAPSTAD. – Ná 'n stewige notering in Augustus het African Gem Enterprises (Afgem), wat donkerblou tanzanietsierstene ontgin, voelers begin uitsteek na 'n strategiese vennoot.

Mnr. Mike Nunn, besturende direkteur van Afgem, het gesê sy groep stel daarin belang om 'n vennoot te kry wat óf aan die bedryfskant óf aan die bemarkingskant waarde kan toevoeg. "Ons het egter in dié stadium nog niemand geïdentifiseer nie," het Nunn gesê.

Afgem het destyds met 'n aandeelprys van R4,00 genoteer. Die aandeelprys het kort daarna vinnig tot rondom R2,50 begin gedaal en daarna tot R2,20. Afgem se sluitingsprys was gister R2,10.

Volgens Nunn is daar 'n sterk aanvraag na tanzaniet, veral in die Amerikaanse en Asiatiese juweliersmarkte. "Tanzaniet is 'n seldsame steen en die enigste plek in die wêreld waar 'n neerslag ontdek is, is in Tanzanië naby Kilimandjaro. Die geraamde leeftyd van die myn is twintig jaar en die waarde van die tanzanietbedryf word op sowat R150 miljoen per jaar (teen groothandelpryse) geraam.

Nunn het gesê die vraag na die steen is sterk, maar weens probleme met Afgem se sny- en poleeraanleg in Johannesburg, kon die groep nie al die bestellings uitvoer nie. Volgens Nunn is dié probleme nou uitgestryk.

Nunn het gesê die aanvanklike bemarkingstrategie was om 'n beperkte hoeveelheid tanzaniet in Amerika en Japan bekend te stel. Dit is volgens hom gunstig ontvang en 'n volskaalse bemarkingsveldtog sal in die eerste helfte van dié jaar begin word.

Geslypte tanzanietsierstene verkoop in die kleinhandel vir tussen $500 en $1 000 per karaat.

AFGEM



Press Release – March 2001

AFGEM's innovative approach to its core activities and its focus on growing the South African economy has won the newly listed coloured gemstone company a prestigious "Top 300 Companies" award. Regarded by the industry as a leader and a pioneer, AFGEM received a Platinum Award for its contribution to the mining sector and to the coloured gemstone industry in general.

The coloured gemstone industry to date has been typified by small-scale mining, low quality beneficiation (cutting and polishing) and fragmented marketing. Given the market's growing demand for colour, **AFGEM** recognised the window of opportunity: on 8 August 2000, **AFGEM** listed on the JSE Securities Exchange as a vertically integrated coloured gemstone company, with their core activities being exploration, mining, beneficiation and wholesale marketing of high value coloured gemstones.

AFGEM's Special Mining Licence renders it custodian to two-thirds of the world's known reserves of tanzanite: an exquisite violet-blue gemstone, unique to the foothills of Mount Kilimanjaro, northern Tanzania. Whilst demand for tanzanite in South Africa is still budding, the gemstone enjoys immense popularity in the United States, where it ranks second only to sapphire in terms of dollar value sales. **AFGEM** will continue its supply to the US, Far East and Europe in a drive to expand existing markets and penetrate those as yet untouched.

AFGEM's marketing strategy includes a unique branding campaign, entailing the laser-inscription of its tanzanite treasures with the 'Tanzanite Foundation' brandname. In future, a state of the art gemstone viewer will allow tanzanite owners to view the distinct laser-mark, providing them with the assurance that the stone has been accurately graded, that it was mined in a conflict-free country under safe conditions and that a portion of the purchase price will be re-channelled into social investment initiatives in Tanzania.

Aside from its vast natural resources, the politically stable Tanzania is the proponent of a new mining act. At the 'Investing in African Mining Conference' held in Cape Town earlier in February this year, Honourable Minister Edgar Maokola Majogo, Tanzanian Minister of Energy and Minerals, embraced **AFGEM**'s contribution to their tanzanite industry thus far, and offered his full support of it's future strategies.

AFGEM is currently directing its resources towards the continued exploration and development of their Merelani Tanzanite Mine, with production scheduled to commence within the second quarter of the year. **AFGEM**'s cutting facility in Johannesburg will soon be one of the world's most advanced coloured gemstone lapidaries (gemstone cutting and polishing facility). The group intends to transfer the knowledge it has accumulated locally by establishing a cutting facility in Tanzania.

AFGEM will be launching the Tanzanite Foundation brand throughout the world this year, and jewellery lovers can expect to see tanzanite grace the pages of both local and international magazines.

With strong cash flow and resilient profit margins, **AFGEM** is in the financial position to marry the natural gemstone wealth of sub-Saharan Africa with the technology and human resources required to take it to market. "Our tanzanite project is our whetstone," says Mike Nunn, chairman & CEO of **AFGEM**. "There are many opportunities, and with the resources we have available, we are well-poised to take advantage of several of them."

NEWS CLIP

Eastern Province Herald

122458

Issue: 13 Mar 2001 Region: Eastern Cape Circulation: 33 422

ers.

has

own

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with

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Rare stones to be on market soon

JOHANNESBURG – Production of a rare violet-blue gemstone, thought to only occur in the foothills of Mount Kilimanjaro, will begin in the first half of this year.

Known as tanzanite, the coloured gemstone is to be mined by South African listed company African Gem Resources (Afgem) on a formal basis for the first time since the stone's discovery in 1967.

Afgem has secured the mining licence for an area in Tanzania that represents two-thirds of the world's known reserves of the stone, and in the coming months will initialise production at the Merelani mine.

Afgem envisages that the start of production, coupled with the launch of the tanzanite brand, to be known as the Tanzanite Foundation, this year and the increased awareness surrounding the gemstone, will bode well for the group's share price.

The firm listed on the JSE Securities Exchange in the Diamonds: Mining Resources sector in August last year, with a list price of R4 a share and the price is currently trading about R2.

Corporate communications manager Joanne Herbstein attributes the downward pressure on Afgem's price to a number of factors.

"Our initial investors bought into the project when the risk was relatively high – we hadn't yet won the bid for the mining licence, so they essentially bought into a vision."

Ms Herbstein also suggests that Afgem had suffered from the stigma attached to small mining companies.

"As we indicated in our interim results for the six months ended August 31, 2000, we are looking for a strategic partner to add value to our business."

The necessity for a partner has waned slightly since the mild recovery of the share price, the discussions will continue in order to bring additional good people on board.

A conservative valuation of the mining licence area indicates an ore resource of 50 million carats of gem-quality tanzanite, though significant upside exists in the firm's mining district.

2

NEWS CLIP

Citizen

122446

Issue: 16 Mar 2001 Region: Gauteng Circulation: 106 120

Tanzania to gain from gemstones

COMPANY REPORTER

THE Tanzanian economy stands to benefit from an ambitious plan by South African-listed African Gem Resources to mine for rare violet-blue gemstones, found only in the East African country.

Afgem holds the mining licence for part of the Merelani area, in the foothills of Mount Kilimanjaro, which represents two-thirds of the world's known resources of tanzanite.

Tanzanite is said to be 1 000 times more rare than diamonds and is quickly making its presence felt in the global coloured gemstone industry, with it actively competing against the "Big 3" in the sector, namely sapphire, emeralds and rubies.

And now that the mining of the gemstone is to take place for the first time on a formal basis, Tanzania will at last reap the benefits of its mineral wealth.

Afgem chairperson and CEO Mike Nunn states that for decades, Tanzania has lost out on the significant potential economic benefits of tanzanite, which has only been mined informally by small-scale artisanal miners with limited capital and technical resources.

"Since its discovery in 1967, rough tanzanite has been exported immediately after being mined, with beneficiation taking place in non-producing countries. As a result of the lack of formalisation in the industry, a major disparity exists between the vast natural wealth of Tanzania and the marginal economic benefit the country extracts from it."

"Ironically, Kenya exported more tanzanite in 1998 than Tanzania, yet Tanzania is the world's only producer."

"Estimates of the annual wholesale value of the gemstone industry are as high as $10-bn, yet Tanzania – the sixth most important source – 'officially' exports a mere $8-m," Nunn points out.

Afgem intends establishing a cutting and polishing facility in Tanzania, [illegible]

AFGEM
TANZANIA

Mr Mussa Juma
Mwananchi Communications Limited
Ukami/Kariakoo Street
Box 19754
Dar es Salaam
Tanzania

Dear Mr Juma

RESPONSE TO 'SMALL SCALE MINERS WANT BOERS TO BE REMOVED'

MWANANCHI, 20 MARCH 2001

An article in the Mwananchi Newspaper on 20 March 2001 reported allegations made by Mr Abraham Sumari regarding AFGEM's 'flooding the market for tanzanite'. Mr Sumari, according to the article, remarked that should the government not control AFGEM, businessmen would invade AFGEM's property. (Block C – Merelani)

Given the nature and spirit of AFGEM's business practices and the company's commitment to the growth and development of the tanzanite industry, and Tanzania at large, we find ourselves continually disappointed and frustrated about the misinformed animosity toward us. Since we were not afforded the opportunity to comment prior to publication, I would like to take this opportunity to address the issues raised.

In the first instance, I wish to register my personal shock and disappointment at the racist slant taken by the writer. AFGEM's operations at Merelani are managed as a *Tanzanian* company, with *Tanzanian* shareholders, *Tanzanian* directors and myself as chairman. AFGEM, at the invitation of the Tanzanian government, is providing the necessary capital, technology and expertise to develop tanzanite mining in Tanzania – something we, as Tanzanians, have been unable to do for the past 33 years.

The fact that a *Tanzanian* businessman made these allegations is cause for serious concern. Are we not attempting to grow our economy by encouraging foreign investments and further strengthening of the private sector? Should we not embrace such significant capital input, modern methods and technologies, transfer of skills together with such a firm commitment to creating a *Tanzanian* company? I am most saddened by the hindrance and negative consequences that comments like those made by Mr Sumari create for our economy's growth.

I shall be seeking legal advice as to whether or not your newspaper has defamed AFGEM, or even worse, incited the potential for violence against our company and its employees. I reserve all my rights in this regard. Should any type of invasion occur, leading to human injury, loss of life or damage to property we shall lay criminal charges against Mr Abraham Sumari and his accomplices.

AFGEM is a formal corporate entity listed on the Johannesburg Stock Exchange and we operate to the strictest standards in terms of our corporate governance and the legalities of our general operations. AFGEM pays all of the regulatory taxes and appropriate royalties to the Government on all of our rough exports, based on Government valuations. This is in addition to substantial employment opportunities that we continuously create as well as our very sound social responsibility programme.

Tanzania is the sixth most important producer of coloured gemstones in the world. Given that the global market for coloured stones is in the region of US$8 billion per annum, and Tanzania officially exports just US$10 million per annum, a significant disparity exists.

The tanzanite industry has been in existence in Tanzania for 33 years, and yet during this time, the country as a whole has seen little or no benefit, no formal employment, no investment of capital or re-investment of profits, no foreign exchange earnings and no value added industry.

AFGEM's mission is to create a 'win-win' situation for all players in the industry by growing the world market for tanzanite, ensuring reliable supply (thus stabilising prices and nurturing the industry's confidence) and formalising sales channels. AFGEM is also committed to the development of a cutting and polishing facility at its Merelani operations, training and developing staff and creating further employment.
In the light of what is expected from AFGEM's mining licence, the question must arise: Will AFGEM monopolise the market? The answer is a fervent 'No'. The world wholesale

market for tanzanite has been estimated to be in the region of US$200 million per annum. AFGEM currently represents between 2% and 3% of the total market, and our five year plan is to achieve a 30% market share.

AFGEM is a designated Fair Equity Employer, ensuring the promotion of equal opportunity in the workplace and is totally committed to non-discrimination and fairness. Tanzanians represent 95% of our workforce and the company is training and promoting Tanzanians to supervisory and management levels. The other 5% is made up of expatriates from a number of countries, including South Africa, Zimbabwe, Zambia and the United Kingdom. These positions have been filled by expatriate staff simply because we were unable to find appropriately qualified Tanzanians for these roles. However, efforts to localise those positions shall continue with all the vigour and genuine commitment.

We have already upgraded the roads in the area, have set up a medi-clinic and we will initiate an HIV/AIDS awareness programme in the region this year. We are currently spending US$ 500 000 on building a new staff village. (Management's accommodation plans have been delayed to accommodate staff welfare as a first priority).

AFGEM has already invested US$8 million in this project, and will invest a further US$12 million, bringing total investment to US$20 million. It should be obvious to any interested party that AFGEM's first and foremost priority is to maintain the price and strength of tanzanite for the long term future. We are 100% committed to our investment in Tanzania and allegations such as these will certainly not deter our objectives.

The irresponsible manner in which the Mwananchi newspaper has reported this one-sided account causes me to question your journalistic integrity. After spending 7 years developing relationships and encouraging South African businesses to invest into our country, I am only too aware of the real damage that this attitude causes to the economic development of Tanzania.

Yours sincerely

Ami Mpungwe
Chairman

Mwananchi Newspaper
20 March 2001

by Mussa Juma, Arusha

SMALL SCALE MINERS WANT BOERS TO BE REMOVED

Small scale miners and mineral businessmen belonging to Tanzanite miners in Merelani, Simanjaro District in this region, have requested the government to have control over the company belonging to the South African boers, Merelani Mining Limited (AFGEM) in the selling of the mineral outside the country in large quantities and at a low price.

Talking at different times, those miners and businessmen said that AFGEM has lowered the price by more than 50% in the world market. One businessman, Abraham Sumari talking on behalf of others, said that if the government fails to control the company, the businessmen will invade it and force the South African businessmen out of the country.

Sumari said Tanzanian businessmen can't export minerals and sell then because AFGEM has flooded the market worldwide, and at low prices, though it is known Tanzanite has a high value.

Also another miner Samweli Urassa, said that now mineral businessmen can't sell their minerals outside the country.

AFGEM bought Block C area in the Tanzanite mines, in a controversial situation.

AFGEM

TANZANIA

The Editor
The Guardian
PO Box 4374
Dar es Salaam
Tanzania

Dear Mr Shija

An article in the Guardian on 13 March 2001 reported serious allegations made by Mr Sammy Mollel (of TAMIDA) regarding AFGEM's 'over-mining' of tanzanite, 'flooding the market' and alleged illegal exports of rough tanzanite.

It is with disappointment and frustration that we read these allegations, and since we were not afforded the opportunity to comment prior to publication, I would like to take this opportunity to address the issues Mr Mollel raised.

AFGEM is a focused coloured gemstone group with the mining licence for Block 'C' of the Merelani Tanzanite Mining Area. Our operations at Merelani are managed as a Tanzanian company, with Tanzanian shareholders, Tanzanian directors and myself as chairman. AFGEM, at the invitation of the Tanzanian government, is providing the necessary capital, technology and expertise to develop tanzanite mining in Tanzania.

The allegations about AFGEM exporting tanzanite through the wrong channels are entirely untrue. AFGEM is a formal corporate entity listed on the Johannesburg Stock Exchange and we operate to the strictest standards in terms of our corporate governance and the legalities of our general operations. All of the tanzanite we mine is exported via the Ministry of Mines and any suggestion that the Government is unaware of any of our exports is entirely unfounded. AFGEM pays all of the regulatory taxes and appropriate royalties to the Government on all of our rough exports, based on Government valuations.

We reserve the right to take legal action against Mr Mollel for defaming AFGEM with faceless allegations.

Mr Mollel raises a crucial point. Tanzania is the sixth most important producer of coloured gemstones in the world. Given that the global market for coloured stones is in the region of US$8 billion per annum, and Tanzania officially exports close to US$10 million per annum, a significant disparity exists.

The tanzanite industry has been in existence in Tanzania for 33 years, and yet during this time, the country as a whole has seen little or no benefit, no formal employment, no investment of capital or re-investment of profits, no foreign exchange earnings and no value added industry.

AFGEM's mission is to create a 'win-win' situation for all players in the industry by growing the world market for tanzanite, ensuring reliable supply (thus stabilising prices and nurturing the industry's confidence) and formalising sales channels. AFGEM is also committed to the development of a cutting and polishing facility at its Merelani operations, training and developing staff and creating further employment.

Given that AFGEM's mining licence represents a large percentage of the world's known source, the question must arise: Will AFGEM monopolise the market? The answer is a fervent 'No'. The world wholesale market for tanzanite has been estimated to be in the region of US$200 million per annum. AFGEM currently represents between 2% and 3% of the total market, and our five year plan is to achieve a 30% market share.

With regard to the 'South African trade mark' mentioned by Mr Mollel, I would like to clarify: AFGEM's brand for tanzanite is 'Tanzanite Foundation'. The Foundation will aim to grow the tanzanite market globally, ensure price stability and supply continuity, accurately grade and certify stones and channel revenue back into the Tanzanian community.

AFGEM is a designated Fair Equity Employer, ensuring the promotion of equal opportunity in the workplace and is totally committed to non-discrimination and fairness. Tanzanians represent 95% of our workforce and the company is training and promoting Tanzanians to supervisory and management levels. We have already upgraded the roads in the area, have set up a medi-clinic and we will initiate an HIV/AIDS awareness programme in the region this year. We are currently spending US$ 500 000 on building a new staff village. (Management's accommodation plans have been delayed to accommodate staff welfare as a first priority).

AFGEM has already invested US$8 million in this project, and will invest a further US$12 million, bringing total investment to US$20 million. It should be obvious to any interested party that AFGEM's first and foremost priority is to maintain the price and strength of tanzanite for the long term future. We are 100% committed to our investment in Tanzania and allegations such as these will certainly not deter our objectives. I would suggest that Mr Mollel make every effort to contact his accused prior to making unilateral and unfounded allegations.

Best regards

Ami Mpungwe
Chairman
AFGEM Tanzania

'Mafias' Control Gem Trade

By ALFRED NGOTEZI
THE EASTAFRICAN

TANZANIA IS losing millions of dollars annually in an international smuggling syndicate involving officials, Tanzanite dealers and small miners.

The chairman of the Arusha-based African Gem Resources (AFGEM), Mr Ami Mpungwe, last week told the Minister for Energy and Natural Resources, Mr Maokola Majogo, that only $8 million worth of gemstones exported annually were registered with the government. He estimate the actual sales to be about $150 million.

He said his company, located at Merelani Tanzanite fields in northern Tanzania, was focused on increasing its market share, currently at only three per cent, to reduce the incidence of smuggling.

Mr Mpungwe was speaking at a special meeting called by the minister to quell tension between AFGEM and small-scale miners, which came to a head two weeks ago when jobless youths, commonly known as "takeaways," invaded the company premises in alleged pursuit of the gemstones stolen from them by armed guards from the company.

Tanzanite is a colourful, rare gemstone discovered in 1967 on a six square kilometre piece of land at Merelani in Arusha. The gem is rated second to sapphire on the US market.

The minister said that using guard dogs on one's competitors is reminiscent of apartheid

AFGEM are the first organised large-scale miners in the area, which has over 400 licensed small-scale miners. Government sources say the small miners have since 1996 been presenting questionable returns of their sales to the main dealers.

The mining area is divided into four blocks, three of which are owned by the small miners.

The largest of the blocks measures more than two square kilometres and belongs to a South African company.

The small miners accused AFGEM of encroaching on a section of their mine, using guard dogs to scare them away and trying to drive them out of business.

A miner said he knew of two Tanzanite companies in New York which made a total profit of $40 million last year.

Mr Mpungwe told the minister that the accusations levelled against his company were only a side issue, adding that the real problem was the "protection of underworld forces that control 97 per cent of the world's Tanzanite trade through Mafia-type operations."

Mr Majogo urged all parties involved in the conflict to refrain from provoking each other by trespassing or using guard dogs which, he said, was reminiscent of apartheid South Africa.



AFGEM Tanzania

AFGEM Tanzania is a coloured gemstone company committed to sourcing, financing and developing gemstone opportunities in Tanzania. The company's primary operation at present is the development of the Merelani Tanzanite Project. At the invitation of the Tanzanian government, AFGEM Tanzania is providing the capital, technology and expertise to develop modern tanzanite mining in Tanzania.

Management & Major Shareholders

AFGEM Tanzania is managed as a Tanzanian company with a Tanzanian chairman and Tanzanian directors. The company is financed in part by Tanzanian investors and in part by AFGEM's parent company in South Africa. The parent company is a public company who's shares are traded on the Johannesburg Stock Exchange.

Key shareholders include the African Development Bank and the Industrial Development Corporation of South Africa: a state-owned financial institution committed to the economic empowerment of emerging entrepreneurs and encouraging development amongst SADC countries. AFGEM represents the IDC's first investment in Tanzania. The balance of investors include major banks and insurance companies.

The Merelani Tanzanite Project

Since tanzanite's discovery in 1967, Tanzania has benefited little. The industry has never offered formal employment, opportunities for training and development, foreign exchange earnings or value adding, by means of cutting and polishing. It is AFGEM's key objective to change this.

Key Objectives

AFGEM intends to create a 'win-win' situation for all players in the industry by:

- Growing the world market for tanzanite
- Developing reliable sales and supply channels
- Positively influencing prices
- Offering formal employment opportunities
- Developing a cutting and polishing facility in Tanzania
- Re-investing into the Tanzanian community

Tanzanite's world market is estimated to be US$ 150 million per annum. At present, AFGEM supplies approximately 3% of that. The group's five year plan is to achieve a 30% market share. Contributing to tanzanite's price stability and the gradual growth in price as the market for tanzanite grows will create significant value for AFGEM's expected market share.

Commitment to People

AFGEM Tanzania's commitment to its people is one of its core values. AFGEM is a designated Fair Equity Employer and is totally committed to non-discrimination and fairness. At present, 95% of the workforce is Tanzanian, with Tanzanians occupying key managerial positions. Training and development of staff is a major goal for the next year, with the health and well-being of staff being a top priority. An on-site medi-clinic has been established to provide free access to basic healthcare and the company has invested US$ 500 000 into building a new staff village.

Tanzanite Foundation Trust

The Tanzanite Foundation Trust is being established to fund and coordinate community development in conjunction with community leaders. AFGEM is nearing the completion of the 14km Merelani service road and has electrified and refurbished the local clinic. The development of the Nasinyai primary School is a project that has recently been initiated. During the course of the year, the Tanzanite Foundation Trust will invest resources (money and people) into the improvement of the school's facilities, as well as addressing other important needs, such as water supply and the extension of the access road to the Merelani Village.

Investment into Tanzania

AFGEM has already invested US$ 8 million into the development of the Merelani Tanzanite Project and will invest a further US$ 12 million. AFGEM is totally committed to its investment in Tanzania and is devoted to creating a situation that benefits all stakeholders.

Core Values

AFGEM has identified core values in line with this commitment:

- safety & health of our people
- respect & non-discrimination
- protection of the environment
- development of the community
- creation of wealth for all parties
- honesty & integrity
- training & development of our people

Future Prospects

The global market for coloured stones is in the region of US$ 8 billion per annum. Tanzania, which is regarded as the sixth most important producer, exports just US$10 million per annum. So much potential exists for Tanzania to benefit from its natural wealth, yet insufficient resources have limited its progress. AFGEM Tanzania will continue to source coloured gemstone opportunities within the region, with the aim of channelling the value back to Tanzania through higher margins achieved through the development of a cutting and polishing industry, earning of foreign exchange and focused community development projects. In doing so, AFGEM will empower Tanzanians to take advantage of the vast mineral wealth of Tanzania.

NEWS CLIP

Business Day

125418

Circulation: 43 686

Issue: 18 Apr 2001

Region: National

Afgem to begin large-scale mining of tanzanite in July

DAR ES SALAAM — Majority SA-owned African Gem Resources (Afgem) Tanzania said yesterday that it would begin large-scale commercial production of the precious violet-blue tanzanite gemstone in July.

Since they were discovered 34 years ago by a Masai tribesman in the northern Mererani area, the prized stones, found only in Tanzania, have been mined haphazardly by small-scale prospectors with little capital and crude technology.

Afgem's project is seen as boosting production and reducing smuggling of the gem, the world's most popular after the sapphire, but the SA firm has encountered violent resistance from local miners, who fear it will gain a stranglehold on the market.

"We are just starting to establish a shaft. Hopefully it will be completed by June. We will start official production in July," said Ami Mpungwe, chairman of Afgem Tanzania.

The mine will use diamond-mining technology to extract an expected 22-million carats of tanzanite from 800 000 tons of ore during its lifespan, conservatively estimated at 19 years.

Afgem has invested $8m so far and plans to plough another $12m into mining development. The company is a subsidiary of SA gemstone wholesaler African Gem Resources.

Although the entry of Afgem into the country is in line with Tanzania's open mining policy, which has attracted world-class mining companies, small-scale miners resent the SA company, saying it has taken away their livelihood.

They take little comfort from analysts who say that commercial tanzanite production will not only formalise mining but will also put an end to shortages and price fluctuations in the world market.

The regulation of the sector, dominated mostly by small-scale miners, should curb illegal tanzanite exports, most of which are channelled through neighbouring Kenya.

Official figures show Tanzania exports about $8m worth of tanzanite while the US, which accounts for 70% of the tanzanite world market, officially imports $300m of the gemstones.

Afgem has has already begun marketing the stone as a branded product. Small-scale dealers say that since Afgem started selling branded tanzanite their sales have plummeted.

"We are fighting Afgem from having a market monopoly. They are marketing tanzanite like it is their own product," said Samuel Mollel, chairman of the Tanzania Mineral Dealers' Association.

"They have completely destroyed our market. We are unable to sell our stones because they do not have the Afgem brand," Mollel said.

About 40 000 people live in the Mererani area, most of whom depend on tanzanite for their livelihood. — Reuters.

NEWS CLIP

Star Business Report

125420

Issue: 18 Apr 2001 Region: Gauteng Circulation: 168 013

Afgem to start large-scale production of tanzanite

WAMBUI CHEGE

Dar es Salaam – African Gem Resources (Afgem) Tanzania, which is owned by JSE Securities Exchange-listed Afgem, said yesterday it would begin large-scale commercial production of the precious violet-blue tanzanite gemstone in July.

Since they were discovered 34 years ago by a Masai tribesman in the northern Mererani area, the prized stones, found only in Tanzania, have been mined haphazardly by small-scale prospectors with little capital and crude technology.

Afgem is seen boosting production and reducing smuggling of the gem, the world's most popular after sapphires, but the firm has encountered violent resistance from local miners who fear it will gain a stranglehold on the market.

The mine will use diamond mining technology to extract an expected 22 million carats of tanzanite from 800 000 tons of ore during its lifespan, conservatively estimated at 19 years.

Afgem has invested $8 million so far and plans to plough another $12 million into mining development.

"We have plans to enable Tanzania to get the most of this gemstone. We intend to set up laboratory facilities so that in the end cutting and polishing is done in the country," Mpungwe said.

At present tanzanite is cut and polished in South Africa.

Although the entry of Afgem is in line with Tanzania's open-mining policy, which has attracted world-class mining companies, small-scale tanzanite miners resent the gemstone company, saying it has taken away their livelihood.

They take little comfort from analysts who say that commercial tanzanite production will not only formalise mining but will also put an end to tanzanite shortages and price fluctuations in the world market.

The regulation of the sector, dominated mostly by small-scale miners, should curb illegal tanzanite exports, most of which are channelled through neighbouring Kenya.

Official figures show Tanzania exported an average $8 million worth of tanzanite, while the US, which accounts for 70 percent of the tanzanite world market, officially imports $300 million worth of the stones.

Afgem has acquired mining rights for two-thirds of the tanzanite resource in the Mererani area and has already begun marketing the stone as a branded product.

Small-scale dealers have said that since Afgem started selling branded tanzanite, their own sales have plummeted.

"We are fighting Afgem from having a market monopoly. They are marketing tanzanite like it's their own product," said Samuel Mollel, the chairman of the Tanzania Mineral Dealers' Association.

"They have completely destroyed our market. We are unable to sell our stones because they don't have the Afgem brand," Mollel said.

About 40 000 people live in the Mererani area, most of whom depend on tanzanite for their livelihood. While Afgem will go ahead with production as scheduled, relations with the neighbouring villages are frosty and three weeks ago about 1 500 people attacked the mine area. – Reuters

NEWS CLIP Pretoria News Business Report

125424

Issue: 18 Apr 2001 Region: Gauteng Circulation: 269 08

Afgem to start large-scale production of tanzanite

WAMBUI CHEGE

Dar es Salaam - African Gem Resources (Afgem) Tanzania, which is owned by JSE Securities Exchange-listed Afgem, said yesterday it would begin large-scale commercial production of the precious violet-blue tanzanite gemstone in July.

Since they were discovered 34 years ago by a Masai tribesman in the northern Mererani area, the prized stones, found only in Tanzania, have been mined haphazardly by small-scale prospectors with little capital and crude technology.

Afgem is seen boosting production and reducing smuggling of the gem, the world's most popular after sapphires, but the firm has encountered violent resistance from local miners who fear it will gain a stranglehold on the market.

The mine will use diamond mining technology to extract an expected 22 million carats of tanzanite from 800 000 tons of ore during its lifespan, conservatively estimated at 19 years.

Afgem has invested $8 million so far and plans to plough another $12 million into mining development.

"We have plans to enable Tanzania to get the most of this gemstone. We intend to set up laboratory facilities so that in the end cutting and polishing is done in the country," Mpungwe said.

At present tanzanite is cut and polished in South Africa.

Although the entry of Afgem is in line with Tanzania's open-mining policy, which has attracted world-class mining companies, small-scale tanzanite miners resent the gemstone company, saying it has taken away their livelihood.

They take little comfort from analysts who say that commercial tanzanite production will not only formalise mining but will also put an end to tanzanite shortages and price fluctuations in the world market.

The regulation of the sector, dominated mostly by small-scale miners, should curb illegal tanzanite exports, most of which are channelled through neighbouring Kenya.

Official figures show Tanzania exported an average $8 million worth of tanzanite, while the US, which accounts for 70 percent of the tanzanite world market, officially imports $300 million worth of the stones.

Afgem has acquired mining rights for two-thirds of the tanzanite resource in the Mererani area and has already begun marketing the stone as a branded product.

Small-scale dealers have said that, since Afgem started selling branded tanzanite, their own sales have plummeted.

"We are fighting Afgem from having a market monopoly. They are marketing tanzanite like it's their own product," said Samuel Mollel, the chairman of the Tanzania Mineral Dealers' Association.

"They have completely destroyed our market. We are unable to sell our stones because they don't have the Afgem brand," Mollel said.

About 40 000 people live in the Mererani area, most of whom depend on tanzanite for their livelihood. While Afgem will go ahead with production as scheduled, relations with the neighbouring villages are frosty and three weeks ago about 1 500 people attacked the mine area. - Reuters

NEWS CLIP

Mercury Business Report

125797

Issue: 3 Apr 2001 Region: KwaZulu/Natal Circulation: 40 292

Afgem starts large-scale tanzanite minin

WAMBUI CHEGE

Dar es Salaam - African Gem Resources (Afgem) Tanzania, which is owned by JSE Securities Exchange-listed Afgem, said yesterday it would begin large-scale commercial production of the precious violet-blue tanzanite gemstone in July.

Since they were discovered 34 years ago by a Masai tribesman in the northern Mererani area, the prized stones, found only in Tanzania, have been mined haphazardly by small-scale prospectors with little capital and crude technology.

Afgem is seen boosting production and reducing smuggling of the gem, the world's most popular after sapphires, but the firm has encountered violent resistance from local miners who fear it will gain a stranglehold on the market.

"We're just starting to establish a shaft. Hopefully, it will be complete by June. We will start official production in July," said Ami Mpungwe, the chairman of Afgem Tanzania.

The mine will use diamond-mining technology to extract an expected 22 million carats of tanzanite from 800 000 tons of ore during its lifespan, conservatively estimated at 19 years.

Afgem has invested $8 million far and plans to plough anoth $12 million into mining developme

Although the entry of Afgem is line with Tanzania's open-mini policy that has attracted world-cla mining companies, small-sca Tanzanite miners resent t gemstone company, saying it h taken away their livelihood.

They take little comfort fro analysts who say that commerci tanzanite production will not onl formalise mining but will also put a end to tanzanite shortages and pric fluctuations in the world market. Reuters

NEWS CLIP

Cape Times Business Report

125935

Issue: 18 Apr 2001 Region: Western Cape Circulation: 51 126

Afgem to start large-scale production of tanzanite

Wambui Chege

Dar es Salaam – African Gem Resources (Afgem) Tanzania, which is owned by JSE Securities Exchange-listed Afgem, said yesterday it would begin large-scale commercial production of the precious violet-blue tanzanite gemstone in July.

Since they were discovered 34 years ago by a Masai tribesman in the northern Mererani area, the prized stones, found only in Tanzania, have been mined haphazardly by small-scale prospectors.

Afgem is seen boosting production and reducing smuggling of the gem, the world's most popular after sapphires, but the firm has encountered violent resistance from local miners who fear it will gain a stranglehold on the market.

Although the entry of Afgem is in line with Tanzania's open-mining policy, which has attracted world-class mining firms, small-scale tanzanite miners resent the gemstone firm, saying it h[illegible] taken away their livelihood.

"We're starting to establish a sha[illegible] Hopefully, it will be complete by June. [illegible] will start official production in July," said Ami Mpungwe of Afgem Tanzania.

The mine will use diamond mining technology to extract an expected 22 million carats from 800 000 tons of ore during its lifespan of about 19 years.

Afgem has invested $8 million so far and plans to plough another $12 million into mining development. – Reuters

NEWS CLIP

Sake - Burger Laat

125967

Issue: 19 Apr 2001 Region: Western Cape Circulation: 114 082

MAATSKAPPYE NUUS

Growthpoint gesels

Growthpoint Properties het 'n verdere omsigtigheidsverklaring uitgereik waarin die groep waarsku dat hy steeds met onderhandelings besig is wat 'n uitwerking op sy aandeelprys kan hê.

Nkosi bedank

Me. C. Nkosi het met ingang van 12 April as nie-uitvoerende direkteur van Kolosus Holdings bedank.

McCarthy nou BBB-

Die graderingsagentskap Fitch het McCarthy Retail se langtermyngradering tot BBB- afgegradeer nadat dit voorheen op 'n BBB+ was. McCarthy Retail se korttermyngradering is ook afgegradeer, van 'n F3 na F2.

Idion onderhandel

Idion Technology Holdings het 'n verdere omsigtigheidsverklaring uitgereik waarin die groep waarsku dat hy steeds met onderhandelings besig is wat sy aandeelprys kan beïnvloed.

Sasfin is adviseur

Compu-Clearing het aangekondig dat Sasfin-Bank voortaan as korporatiewe adviseurs en borge vir die groep sal optree.

Fintech-bedanking

Mnr. John Mills het met ingang van 1 Maart as direkteur van Fintech bedank.

Insors presteer



Financial Insourcing Specialists (Insors) het in sy resultate in die drie maande tot 31 Maart 'n toename van 101% tot 10,1c in sy wesensverdienste behaal, vergeleke met 5c in die ooreenstemmende tydperk verlede jaar. Terselfdertyd het die groep se toeskryfbare wins met 158% tot R7,438 miljoen gestyg, nadat dit in die ooreenstemmende tyd verlede jaar R2,882 miljoen was.

Zarara na Strate

Aandeelhouers van Zarara Energy is meegedeel dat transaksies in Zarara-aandele van 28 Mei af slegs deur die elektroniese Strate-stelsel gedoen sal kan word. Alle Zarara-aandeelsertifikate van papier sal van daardie datum af nie meer geldig wees nie.

Afgem soek tanzaniet

African Gem Resources, waarvan die meerderheid aandele deur Suid-Afrikaanse aandeelhouers besit word, het gesê hy sal in Julie met grootskaalse kommersiële produksie van tanzaniet begin. Tanzaniet is 'n blou halfedelsteen wat 34 jaar gelede deur lede van die Masai-stam in Tanzanië ontdek is. Die steen word net in die Mererani-streek in die land aangetref.

OTK se wins daal

OTK se bedryfswins het in die jaar tot einde Februarie met 7% tot R195,5 miljoen gedaal. Die voorbelaste wins was 2,6% laer op R312,5 miljoen ná die verantwoording van 'n 29%-styging in netto debiteursfinansiering tot R129,2 miljoen en netto finansieringskoste van R12,2 miljoen.

NEWSCLIP

Sake - Burger Oos Kaap

126001

9 Apr 2001

Region: Eastern Cape

Circulation: 114 082

MAATSKAPPYE NUUS

Growthpoint gesels

Growthpoint Properties het 'n verdere omsigtigheidsverklaring uitgereik waarin die groep waarsku dat hy steeds met onderhandelings besig is wat 'n uitwerking op sy aandeelprys kan hê.

Nkosi bedank

Me. C. Nkosi het met ingang van 12 April as nie-uitvoerende direkteur van Kolosus Holdings bedank.

McCarthy nou BBB-

Die graderingsagentskap Fitch het McCarthy Retail se langtermyngradering tot BBB- afgegradeer nadat dit voorheen op 'n BBB+ was. McCarthy Retail se korttermyngradering is ook afgegradeer, van 'n F3 na F2.

Idion onderhandel

Idion Technology Holdings het 'n verdere omsigtigheidsverklaring uitgereik waarin die groep waarsku dat hy steeds met onderhandelings besig is wat sy aandeelprys kan beïnvloed.

Sasfin is adviseur

Compu-Clearing het aangekondig dat Sasfin-Bank voortaan as korporatiewe adviseurs en borge vir die groep sal optree.

Fintech-bedanking

Mnr. John Mills het met ingang van 1 Maart as direkteur van Fintech bedank.

Insors presteer

Financial Insourcing Specialists (Insors) het in sy resultate in die drie maande tot 31 Maart 'n toename van 101% tot 10,1c in sy wesensverdienste behaal, vergeleke met 5c in die ooreenstemmende tydperk verlede jaar. Terselfdertyd het die groep se toeskryfbare wins met 158% tot R7,438 miljoen gestyg, nadat dit in die ooreenstemmende tyd verlede jaar



R2,882 miljoen was.

Zarara na Strate

Aandeelhouers van Zarara Energy is meegedeel dat transaksies in Zarara-aandele van 28 Mei af slegs deur die elektroniese Strate-stelsel gedoen sal kan word. Alle Zarara-aandeelsertifikate van papier sal van daardie datum af nie meer geldig wees nie.

Afgem soek tanzaniet

African Gem Resources, waarvan die meerderheid aandele deur Suid-Afrikaanse aandeelhouers besit word, het gesê hy sal in Julie met grootskaalse kommersiële produksie van tanzaniet begin. Tanzaniet is 'n blou halfedelsteen wat 34 jaar gelede deur lede van die Masai-stam in Tanzanië ontdek is. Die steen word net in die Mererani-streek in die land aangetref.

OTK se wins daal

OTK se bedryfswins het in die jaar tot einde Februarie met 7% tot R195,5 miljoen gedaal. Die voorbelaste wins was 2,6% laer op R312,5 miljoen ná die verantwoording van 'n 29%-styging in netto debiteursfinansiering tot R129,2 miljoen en netto finansieringskoste van R12,2 miljoen.

Nuwe vraglugdiens

Singapore Airlines Cargo, 'n volfiliaal van Singapore Airlines, het sy lugoperateursertifikaat gekry ter voorbereiding van sy bedrywighede as afsonderlike vragvervoer-lugdiens vanaf Julie.

NEWS CLIP

Citizen

125934

Issue: 23 Apr 2001 Region: Gauteng Circulation: 106 120

Afgem warding off 3 claims

SOUTH African-listed African Gem Resources said three Tanzanian mining associations had filed claims against the company, which is building a gemstone mining operation.

Afgem said the claims related to the overall legality of the company's mining licence. taxes paid, alleged misconduct by some Afgem staff towards small-scale miners, and the company's alleged monopolisation of the tanzanite market.

NEWS CLIP

Business Day

125939

Issue: 23 Apr 2001 Region: National Circulation: 43 686

Afgem in legal clash over mine in Tanzania

SA-LISTED African Gem Resources (Afgem) said last week that three Tanzanian mining associations had filed claims against it. The group is building a gemstone mine in the country.

Afgem said the claims related to the legality of the company's mining licence, taxes paid, alleged misconduct by Afgem staff towards small-scale miners, and the company's alleged monopolisation of the tanzanite market.

"Afgem disputes the nature and basis of all claims made by the accusers and has mandated one of Tanzania's most reputable law firms to represent the company," Afgem said. It said a preliminary court hearing had been scheduled for April 30 in the Tanzanian capital, Dar es Salaam.

Afgem is in the midst of building a mine to extract tanzanite, a violet-blue gemstone found only in the east African country.

It expects to extract about 22-million carats of tanzanite from 800 000 tons of ore during the mine's life-span, conservatively estimated at 19 years.

Until now the gemstones have been mined by small-scale miners with little capital and crude technology. — Reuters.

NEWS CLIP
Sake - Beeld
125937
Issue: 23 Apr 2001 Region: Gauteng Circulation: 110 119

Mynverenigings dien klagtes teen Afgem in

Pieter Bruwer

Die Suid-Afrikaans genoteerde groep African Gem Resources (Afgem) sê drie Tanzaniese mynverenigings het klagtes teen die maatskappy ingedien waarvolgens die wettigheid van sy mynlisensie en belasting wat betaal is, onder meer in twyfel getrek word.

Die myngroep beplan om dieselfde tegnologie in te span wat in diamantmyne gebruik word om 'n verwagte 22 miljoen karaat tanzaniet uit 800 000 ton erts oor 'n tydperk van negentien jaar in Tanzanië te ontgin.

Tanzaniet is 'n blou halfedelsteen wat 34 jaar gelede deur lede van die Masai-stam in Tanzanië ontdek is. Die steen word net in die Mererani-streek in die land gevind en is op 'n baie wisselvallige skaal deur prospekteerders en kleinskaalse mynondernemings ontgin.

Afgem het reeds $8 miljoen belê in die myn en beplan om 'n verdere $12 miljoen aan die ontwikkeling daarvan te bestee.

Afgem sê die klagtes behels ook dat sy werknemers hulle na bewering wangedra het teenoor werkers van kleiner mynondernemings en dat die maatskappy 'n monopolie in die tanzanietbedryf gaan hê.

"Afgem betwis die aard en grondslag van alle aantygings wat deur die aanklaers gemaak word en het een van Tanzanië se mees gerespekteerde regsfirmas gekry om die maatskappy te verdedig," sê die maatskappy in 'n verklaring.

'n Voorlopige verhoor is vir 30 April in Tanzanië se hoofstad, Dar es Salaam, geskeduleer.

Afgem het vroeër reeds gesê hy gaan in Julie met die grootskeepse kommersiële ontginning van tanzaniet, wat naas die saffier die gewildste halfedelsteen ter wêreld is, begin. Afgem se planne vir die tanzanietbedryf is egter in ooreenstemming met Tanzanië se mynbeleid, wat reeds ander mynbougroepe van wêreld-gehalte in die land toegelaat het.

Die maatskappy sê hy het die steun van die regering vir sy projek. Die klein tanzanietmynondernemings is egter afgunstig van die groep en sê Afgem gaan hulle hul inkomste ontneem.

Die verwagting is dat die regulering van die mark vir tanzaniet, wat steeds deur klein mynondernemings oorheers word, die onwettige uitvoer van die halfedelsteen sal beperk.

Amptelike syfers toon dat Tanzanië jaarliks tanzaniet ter waarde van sowat $8 miljoen uitvoer, terwyl Amerika, wat 70% van die tanzanietproduksie gebruik, jaarliks tanzanietstene ter waarde van $300 miljoen invoer.

Afgem het die regte verkry vir die ontginning van twee derdes van die tanzaniet in die Mererani-streek en het reeds begin om die steen te bemark onder sy handelsnaam.

Klein mynondernemings sê sedert Afgem die stene onder sy handelsnaam begin bemark het, het hul verkope daarvan aansienlik gedaal.

Sowat 40 000 mense woon in die Mererani-streek. Die meeste van hulle voer op die een of ander wyse 'n bestaan deur die ontginning en verkoop van tanzaniet.

Hoewel Afgem in Julie met sy produksie in Julie voortgaan, is die verhouding met die inwoners baie stram.

Drie weke gelede het sowat 1 500 mense die myngebied aangeval en in die Paasnaweek het 'n groep van tien mense 'n petrolbom op die mynperseel gegooi.

NEWS CLIP

Sake - Burger Oos Kaap

: 25308

Issue: 23 Apr 2001 Region: Eastern Cape Circulation: 114 082

Mynverenigings dien klagtes teen Afgem in

JOHANNESBURG. – Die Suid-Afrikaanse genoteerde African Gem Resources (Afgem) sê drie Tanzaniese mynverenigings het klagtes teen die maatskappy ingedien wat onder meer die wettigheid van sy mynlisensie en belasting wat betaal is, in twyfel trek.

Die myngroep beoog om tegnologie in te span wat in diamantmyne gebruik word om 'n verwagte 22 miljoen karaat tanzaniet uit 800 000 t erts oor 'n tydperk van 19 jaar in Tanzanië te ontgin.

Tanzaniet is 'n blou halfedelsteen wat 34 jaar gelede deur lede van die Masai-stam in Tanzanië ontdek is. Die steen word net in die Mererani-streek gevind en is op 'n wisselvallige skaal deur prospekteerders en kleinskaalse myners ontgin.

Afgem het reeds $8 miljoen belê in die myn en beplan om 'n verdere $12 miljoen aan die ontwikkeling daarvan te bestee.

Afgem sê die klagtes behels ook dat sy werknemers na bewering hulself teenoor kleiner mynondernemings se werkers wangedra het en dat die maatskappy 'n monopolie op die tanzanietbedryf gaan hê.

"Afgem betwis die aard en basis van alle aantygings wat deur die aanklaers gemaak word en het een van Tanzanië se mees gerespekteerde regsfirmas gekry om die maatskappy te verdedig," sê Afgem in 'n verklaring.

'n Voorlopige verhoor is vir 30 April in Tanzanië se hoofstad Dar es Salaam gereël.

Afgem het vroeër gesê hy gaan in Julie met grootskeepse kommersiële produksie van tanzaniet, wat naas die saffier die wêreld se gewildse halfedelsteen is, begin.

Afgem se planne vir die bedryf is egter in ooreenstemming met Tanzanië se mynbeleid wat reeds ander mynbougroepe van wêreldgehalte in die land toegelaat het. Die maatskappy sê hy het die steun van die regering vir sy projek. Die klein tanzanietmyners is afgunstig teenoor die groep en sê Afgem gaan hulle hul inkomste ontneem.

Die verwagting is dat die regulering van die mark vir tanzaniet, wat steeds deur klein myners oorheers word, die onwettige uitvoer van die halfedelsteen sal beperk. Amptelike syfers toon dat Tanzanië jaarliks sowat $8 miljoen se tanzaniet uitvoer, terwyl Amerika, wat 70% van die wêreld se tanzaniet gebruik, jaarliks $300 miljoen se tanzanietstene invoer.

Regte verkry

Afgem het die regte verkry vir die ontginning van twee derdes van die tanzaniet in die Mererani-streek en het reeds begin om die steen te bemark onder sy handelsnaam. Klein myners sê sedert Afgem begin het om die stene onder sy handelsnaam te bemark, het hul verkope aansienlik gedaal.

Sowat 40 000 mense woon in die Mererani-streek. Die meeste van hulle voer op die een of ander wyse 'n bestaan deur die ontginning en verkoop van tanzaniet.

NEWS CLIP

Sake - Burger Laat

126310

Issue: 23 Apr 2001 Region: Western Cape Circulation: 114 082

Mynverenigings dien klagtes teen Afgem in

JOHANNESBURG. – Die Suid-Afrikaanse-genoteerde African Gem Resources (Afgem) sê drie Tanzaniese mynverenigings het klagtes teen die maatskappy ingedien wat onder meer die wettigheid van sy mynlisensie en belasting wat betaal is, in twyfel trek.

Die myngroep beoog om tegnologie in te span wat in diamantmyne gebruik word om 'n verwagte 22 miljoen karaat tanzaniet uit 800 000 t erts oor 'n tydperk van 19 jaar in Tanzanië te ontgin.

Tanzaniet is 'n blou halfedelsteen wat 34 jaar gelede deur lede van die Masai-stam in Tanzanië ontdek is. Die steen word net in die Mererani-streek gevind en is op 'n wisselvallige skaal deur prospekteerders en kleinskaalse myners ontgin.

Afgem het reeds $8 miljoen belê in die myn en beplan om 'n verdere $12 miljoen aan die ontwikkeling daarvan te bestee.

Afgem sê die klagtes behels ook dat sy werknemers na bewering hulself teenoor kleiner mynondernemings se werkers wangedra het en dat die maatskappy 'n monopolie op die tanzanietbedryf gaan hê.

"Afgem betwis die aard en basis van alle aantygings wat deur die aanklaers gemaak word en het een van Tanzanië se mees gerespekteerde regsfirmas gekry om die maatskappy te verdedig," sê Afgem in 'n verklaring.

'n Voorlopige verhoor is vir 30 April in Tanzanië se hoofstad Dar es Salaam gereël.

Afgem het vroeër gesê hy gaan in Julie met grootskeepse kommersiële produksie van tanzaniet, wat naas die saffier die wêreld se gewildse halfedelsteen is, begin.

Afgem se planne vir die bedryf is egter in ooreenstemming met Tanzanië se mynbeleid wat reeds ander mynbougroepe van wêreldgehalte in die land toegelaat het. Die maatskappy sê hy het die steun van die regering vir sy projek. Die klein tanzanietmyners is afgunstig teenoor die groep en sê Afgem gaan hulle hul inkomste ontneem.

Die verwagting is dat die regulering van die mark vir tanzaniet, wat steeds deur klein myners oorheers word, die onwettige uitvoer van die halfedelsteen sal beperk. Amptelike syfers toon dat Tanzanië jaarliks sowat $8 miljoen se tanzaniet uitvoer, terwyl Amerika, wat 70% van die wêreld se tanzaniet gebruik, jaarliks $300 miljoen se tanzanietstene invoer.

Regte verkry

Afgem het die regte verkry vir die ontginning van twee derdes van die tanzaniet in die Mererani-streek en het reeds begin om die steen te bemark onder sy handelsnaam. Klein myners sê sedert Afgem begin het om die stene onder sy handelsnaam te bemark, het hul verkope aansienlik gedaal.

Sowat 40 000 mense woon in die Mererani-streek. Die meeste van hulle voer op die een of ander wyse 'n bestaan deur die ontginning en verkoop van tanzaniet.

NEWS CLIP

Star Business Report

126121

Issue: 24 Apr 2001 Region: Gauteng Circulation: 168 013

JSE Market Commentary

Johannesburg – The bourse ended mired in the red yesterday, weighed down by weak world markets and uncertainty over whether the massive De Beers and Anglo American deal would proceed.

De Beers lost R5,20 to R317 and Anglo was steady at R511,40. Together they accounted for more than half the day's R2,2 billion turnover.

The all share index finished 1,04 percent down at 8792,2 points, with declining issues outpacing advancers 246 to 105.

The BR-ING Index lost 1,28 percent to 160,93 as the financial index gave up 1,2 percent to 93,77 and info tech stocks retreated 2,91 percent to 106,43. But the fixed investment index managed a 0,37 percent gain to 111,52.

Computer-related shares tracked declines on European bourses on concern that reports due this week on US consumer confidence and gross domestic product were likely to show that growth remained weak in the US. Among fallers were Didata (down 3,1 percent to R33,20), Datatec (8,2 percent to R14,05) and M-Cell (3,9 percent to R19,50).

The financial sector closed down by nearly 1 percent as the rand fell to a record R8,1950 against the dollar on concern Argentina may default on debt. Stanbic lost 2,8 percent to R30,90, Sanlam slid 2,9 percent to R9,44 and Investec fell 5,5 percent to R201,40.

Gold miners declined as the price of gold fell to $262,50 an ounce in London from $264,50 on Friday. AngloGold slid 2,6 percent to R259, Gold Fields lost 1,3 percent to R34,55 and Harmony Gold Mining fell 3,3 percent to R37.

African Gem Resources, which mines gems in sub-Saharan Africa, lost 6,3 percent to end the day at R1,50. The company said three mining associations in Tanzania had filed charges against it, relating to the legality of its mining licence, taxes it paid and alleged misconduct by staff. – Reuters and Bloomberg

NEWS CLIP

Pretoria News Business Report

126127

Issue: 24 Apr 2001

Circulation: 269 08

Market Commentary

[illegible]annesburg - The bourse [illegible] red yesterday, weighed [illegible] markets and uncertainty [illegible] massive De Beers and Anglo [illegible] would proceed.

De Beers lost R5.20 to R317 [illegible] at R511.40. Together they [illegible] than half the day's R2.2 billion [illegible].

The all share index finished [illegible] at 8792.2 points, with declining [illegible] advancers 246 to 105.

The BR-ING index lost 1.28 percent [illegible] the financial index gave up [illegible] and info tech stocks retreated [illegible] [illegible]. But the fixed investment index man[illegible] percent gain to 111.52.

[illegible]-related shares tracked declines [illegible] bourses on concern that reports [illegible] US consumer confidence and [illegible] product were likely to show [illegible] remained weak in the US. Among [illegible] Didata (down 3,1 percent to [illegible] (6.2 percent to R14.05) and [illegible] percent to R19,50).

The financial sector closed down by nearly [illegible] as the rand fell to a record R8.1950 [illegible] dollar on concern Argentina may [illegible] debt. Stanbic lost 2,8 percent to R30.90, Sanlam slid 2,9 percent [illegible] Investec fell 5.5 percent to R201.40.

Gold miners declined as the [illegible] fell to $262.50 an ounce in London on Friday. AngloGold slid 2,6 per[illegible] Gold Fields lost 1.3 percent to R3[illegible] mony Gold Mining fell 3.3 percent [illegible]

African Gem Resources, which [illegible] in sub-Saharan Africa, lost 6,3 pe[illegible] the day at R1,50. The company sai[illegible] ing associations in Tanzania had [illegible] against it, relating to the legality [illegible] licence, taxes it paid and alleged [illegible] by staff. – Reuters and Bloomberg

NEWS CLIP

Sake - Volksblad

126534

Issue: 24 Apr 2001 Region: Free State Circulation: 28 383

Tanzaniese mynverenigings kla oor Afgem

Die Suid-Afrikaanse genoteerde African Gem Resources (Afgem) sê drie Tanzaniese mynverenigings het klagtes teen die maatskappy ingedien wat onder meer die wettigheid van sy mynlisensie en belasting wat betaal is, in twyfel trek.

Die myngroep beoog om tegnologie in te span wat in diamantmyne gebruik word om 'n verwagte 22 miljoen karaat tanzaniet uit 800 000 ton erts oor 'n tydperk van 19 jaar in Tanzanië te ontgin.

Tanzaniet is 'n blou halfedelsteen wat 34 jaar gelede deur lede van die Masai-stam in Tanzanië ontdek is. Die steen word net in die Mererani-streek in die land gevind en is op 'n baie wisselvallige skaal deur prospekteerders en kleinskaalse myners ontgin.

Afgem het reeds $8 miljoen belê in die myn en beplan om nog $12 miljoen aan die ontwikkeling daarvan te bestee.

Afgem sê die klagtes behels ook dat sy werknemers na bewering hulself teenoor kleiner mynondernemings se werkers wangedra het en dat die maatskappy 'n monopolie op die tanzanietbedryf gaan hê.

"Afgem betwis die aard en grondslag van alle aantygings wat deur die aanklaers gemaak word en het een van Tanzanië se mees gerespekteerde regsfirmas gekry om die maatskappy te verdedig," sê Afgem in 'n verklaring.

'n Voorlopige verhoor is vir 30 April in Tanzanië se hoofstad, Dar es Salaam, geskeduleer.

Afgem het vroeër reeds gesê hy gaan in Julie met grootskeepse kommersiële produksie van tanzaniet, wat naas die saffier die wêreld se gewildste halfedelsteen is, begin.

Afgem se planne vir die bedryf is egter in ooreenstemming met Tanzanië se mynbeleid wat reeds ander mynbougroepe van wêreldklasgehalte in die land toegelaat het. Die maatskappy sê hy het die steun van die regering vir sy projek. Die klein tanzanietmyners is egter afgunstig teenoor die groep en sê Afgem gaan hulle hul inkomste ontneem.

Die verwagting is dat die regulering van die mark vir tanzaniet, wat steeds deur klein myners oorheers word, die onwettige uitvoer van die halfedelsteen sal beperk. Amptelike syfers toon dat Tanzanië jaarliks sowat $8 miljoen se tanzaniet uitvoer, terwyl Amerika, wat 70% van die wêreld se tanzaniet gebruik, jaarliks $300 miljoen se tanzanietstene invoer.

Afgem het die regte verkry vir die ontginning van twee derdes van die tanzaniet in die Mererani-streek en het reeds begin om die steen te bemark onder sy handelsnaam.

NEWS CLIP

Mercury Business Report

126698

Date: 24 Apr 2001 Region: KwaZulu/Natal Circulation: 40 292

JSE Market Commentary

Johannesburg – The bourse ended mired in the red yesterday, weighed down by weak world markets and uncertainty over whether the massive De Beers and Anglo American deal would proceed.

De Beers lost R5,20 to R317 and Anglo was steady at R511,40. Together they accounted for more than half the day's R2.2 billion turnover.

The all share index finished 1,04 percent down at 8792.2 points, with declining issues outpacing advancers 246 to 105.

The BR-ING Index lost 1.28 percent to 160.93 as the financial index gave up 1.2 percent to 93.77 and info tech stocks retreated 2,91 percent to 106,43. But the fixed investment index managed a 0.37 percent gain to 111,52.

Computer-related shares tracked declines on European bourses on concern that reports due this week on US consumer confidence and gross domestic product were likely to show that growth remained weak in the US. Among fallers were Didata (down 3,1 percent to R33,20), Datatec (8.2 percent to R14,05) and M-Cell (3.9 percent to R19,50).

The financial sector closed down by nearly 1 percent as the rand fell to a record R8,1950 against the dollar on concern Argentina may default on debt. Stanbic lost 2.8 percent to R30,90, Sanlam slid 2,9 percent to R9,44 an[d] Investec fell 5,5 percent to R201,40.

Gold miners declined as the price of go[ld] fell to $262,50 an ounce in London from $264.[...] on Friday. AngloGold slid 2,6 percent to R25[...] Gold Fields lost 1,3 percent to R34.55 and Ha[r]mony Gold Mining fell 3,3 percent to R37.

African Gem Resources, which mines gem[s] in sub-Saharan Africa, lost 6,3 percent to en[d] the day at R1,50. The company said three mi[n]ing associations in Tanzania had filed charge[s] against it, relating to the legality of its minin[g] licence, taxes it paid and alleged miscondu[ct] by staff. – Reuters and Bloomberg

NEWSCLIP
Cape Times Business Report
126720
Issue: 24 Apr 2001 Region: Western Cape Circulation: 51 126

JSE Market Commentary

Johannesburg – The bourse ended mired in the red yesterday, weighed down by weak world markets and uncertainty over whether the massive De Beers and Anglo American deal would proceed.

De Beers lost R5,20 to R317 and Anglo was steady at R511,40. Together they accounted for more than half the day's R2.2 billion turnover.

The all share index finished 1,04 percent down at 8792.2 points, with declining issues outpacing advancers 246 to 105.

The BR-ING Index lost 1.28 percent to 160.93 as the financial index gave up 1,2 percent to 93.77 and info tech stocks retreated 2.91 percent to 106,43. But the fixed investment index managed a 0,37 percent gain to 111.52.

Computer-related shares tracked declines on European bourses on concern that reports due this week on US consumer confidence and gross domestic product were likely to show that growth remained weak in the US. Among fallers were Didata (down 3.1 percent to R33.20), Datatec (8,2 percent to R14,05) and M-Cell (3.9 percent to R19.50).

The financial sector closed down by nearly 1 percent as the rand fell to a record R8.1950 against the dollar on concern Argentina may default on debt. Stanbic lost 2,8 percent to R30,90, Sanlam slid 2,9 percent to R9,44 and Investec fell 5,5 percent to R201,40.

Gold miners declined as the price of gold fell to $262,50 an ounce in London from $264,50 on Friday. AngloGold slid 2.6 percent to R259. Gold Fields lost 1.3 percent to R34.55 and Harmony Gold Mining fell 3.3 percent to R37.

African Gem Resources, which mines gems in sub-Saharan Africa, lost 6.3 percent to end the day at R1.50. The company said three mining associations in Tanzania had filed charges against it, relating to the legality of its mining licence, taxes it paid and alleged misconduct by staff. – Reuters and Bloomberg

NEWS CLIP

Engineering News

127235

Issue: 27 Apr-03 May 2001 Region: National Circulation: 18 946

NEW PROJECTS

PROJECT	Progress	Client	Est. value	Duration	Description	Location	Contact
Electrolytic manganese dioxide project, Mpumalanga	In September last year the manganese-based chemicals producer started investigating the production of electrolytic manganese dioxide (EMD). Mintek was contracted to test the suitability of Samroc's manganese sulphate for the production of EMD. The company says results have been very encouraging and samples produced in conjunction with Mintek have been to internationally accepted specifications. Samroc will carry out a feasibility study, secure strategic partners and obtain expressions of interest from potential customers	SA Mineral Resources Corporation (Samroc)	R200-million	Unstated	Electrolytic manganese dioxide is an essential component of alkaline dry-cell batteries and is manufactured using manganese sulphate as a feedstock. Samroc's Greenhills manganese sulphate plant began production in the second half of last year. Preliminary indications are that a facility to produce 10 000 t a year of EMD will cost about R200-million and will generate yearly net profits before tax of about R50-million. The EMD produced will be exported to battery manufacturers worldwide	Graskop, Mpumalanga	Samroc, tel (012) 667 3813
Tanzanite mine, Tanzania	African Gem Resources (Afgem) Tanzania says it is to begin large-scale commercial production of the precious violet-blue tanzanite gemstone in July this year. Establishment of a shaft has begun and is due to be completed by June	Afgem	A$20-million	Production is due to begin in July this year	The tanzanite mine will use diamond-mining technology to extract an expected 22-million carats from 800 000 tons of ore during its lifespan of about 19 years	The northern Mererani area, Tanzania	Afgem Tanzania, chairperson, Ami Mpungwe, tel (09255 22) 213 3863
Footpath construction and maintenance, Western Cape	Expressions of interest are invited from contractors with experience in all elements of footpath construction and maintenance as well as from specialist contractors with experience in gabion construction. The closing date is April 30	Cape Peninsula National Park	This will be determined for each contract	This will be determined for each contract	Contractors placed on the shortlist will be invited to tender for contracts for constructing and maintaining footpaths within the Cape Peninsula National Park as and when they arise	Cape Peninsula National Park extends from Signal Hill to Cape Point, Western Cape	Cape Peninsula National Park, tel (021) 689 7438
Information technology, Zambia	Tenders are invited for the supply and installation of a payroll and human resources management information system – PHRMIS (hardware and software platform). The closing date is May 17	Zesco	Unstated	Unstated	The PHRMIS (hardware and software platform) is for Lusaka and Ndola and is to be capable of information exchange between the Lusaka and Ndola file servers. The preferred application software should assist the retrieval and availability of required organisation information and should run on Windows 2000 operating system. It should also provide a basis for strategy and policy decisions that will apply across the organisation, and should also be analysed against standardised organisation information.	Lusaka and Ndola, Zambia	Zesco, engineering development director, fax (09260 1) 223971/227539, e-mail: Cmulenga@zesco.co.zm or prp@zamnet.zm

NEWS CLIP

[illegible]pe Times

Issue: 30 Apr 2001 Region: Western C[illegible] Circulation: 48 690

127223

Teen shot de[illegible] as small-time prospectors i[illegible]de SA mine

DAR ES SALAAM: S[illegible] guards have killed a
youth who was amon[illegible]t 300 small-scale miners
who invaded the Tanz[illegible] site of a future tanzanite
mine commissioned t[illegible]uth African company.

Police commande[illegible]iman Kova said a 17-
year-old boy was shot [illegible]aturday during a clash
between miners and [illegible] at the African Gem
Resources (Afgem) site [illegible]Arusha.

"About 300 small-sc[illegible]miners invaded Afgem's
plot and took sand," he [illegible] "Afgem guards opened
fire and fatally wound[illegible]manuel Obeid, 17."

Afgem expects to ex[illegible] about 22 million carats
of tanzanite, a violet-b[illegible]gemstone found only in
Tanzania, over 19 year[illegible]

The gem has been m[illegible] haphazardly with crude
technology by small-sc[illegible]spectors. – Sapa-AFP

NEWS CLIP

Citizen

126852

Issue: 01 May 2001 Region: Gauteng Circulation: 106 120

Tanzanian miners' Afgem case begins

DAR ES SALAAM – A Tanzanian High Court yesterday began hearing a case against South African-listed African Gem Resources Limited (Afgem), which is building a large-scale gemstone mining operation in northern Tanzania.

Local mining associations have filed claims against Afgem on the legality of its mining licence, taxes paid, alleged misconduct by its staff towards small-scale miners, and its monopoly of the tanzanite gem market.

The panel of three judges – Hamisi Msumi, Buxton Chipeta and Luhekelo Kyando – gave Afgem until May 4 to respond to several issues raised in the complaint. The plaintiffs have until May 10 to reply, before final submissions by Afgem on May 15.

Afgem is building a mine at Mererani area near Tanzania's northern town of Arusha to extract tanzanite, a violet-blue gemstone found only in Tanzania.

Afgem expects to extract about 22-m carats from 800 000 tons of ore during the mine's lifespan, estimated at 19 years.

The project is in line with the government's open mining policy, which has attracted major gold mining companies such as AngloGold, Ghana's Ashanti Goldfields and Canada's Barrick Gold.

But small-scale tanzanite miners resent the South African company, saying it has taken away their livelihood.

On several occasions bloody confrontations have occurred between guards and miners.

The Federation of Mining Associations of Tanzania, Arusha Region Miners Association and Femata Miners Corporation filed the case on behalf of the miners seeking Afgem's licence to be revoked.

"We know its is a tough and internationally sensitive case, involving big people and a big company, but we are going to win the case," Robert Rweyemamu, a lawyer representing the associations said here, after adjournment. – *Sapa-AFP*.

NEWS CLIP

Star Business Report

126863

Issue: 02 May 2001

Region: Gauteng

Circulation: 168 013

Tanzanian miners allege Afgem guilty of atrocities

FRONT PAGE

WAMBUI CHEGE

Dar es Salaam – Tanzanian miners filed a lawsuit on Monday accusing African Gem Resources, a South African-based mining company, of burying alive about 20 people and shooting several others at gemstone pits in northern Tanzania.

Afgem denied the allegations and said it had the full support of the Tanzanian government for its project to build a modern mine to boost production of Tanzanite, a gemstone found only in Tanzania.

A petition filed in Tanzania's High Court by independent prospectors, who fear the firm's modern mine will ruin their livelihood, alleged the company illegally acquired rights to extract the prized violet-blue Tanzanite, then killed miners.

They accused Afgem of chasing away independent, small-scale miners working in the area where the company had begun to build its new mine. In the process, the plaintiffs said, Afgem filled in exhausted pits without first checking to see if there were any independent miners still working in them.

"I know about 20 people were buried alive on that fateful day of 31 October 2000 and I reported the matter to the police and no action was taken," said an affidavit sworn by Simbo Swai, a former security guard.

Local miners who have little capital and crude technology have mounted violent resistance to the mine, fearing it will gain a stranglehold over the market for the stone.

A miner was killed at the weekend when about 300 workers armed with machetes, slings, rocks and bottles invaded the Afgem mine area at Mererani in northern Tanzania, said Suleiman Kova, an assistant regional police commander.

About 1 700 small-scale miners from three mining associations filed the petition, calling for a temporary halt to Afgem mining at Mererani, an exhumation of the bodies of those allegedly buried and more than 3 billion shillings (R27,2 million) compensation.

The petition ultimately sought "a nullification of the special mining licence because it was granted unfairly, unreasonably in dubious circumstances".

Analysts said the case could set a precedent that would affect future government policy on foreign investment.

Afgem is expected to boost Tanzania's foreign exchange earnings by bolstering production and reducing smuggling. – Reuters

NEWS CLIP

Pretoria News Business Report

126871

Issue: 02 May 2001 Region: Gauteng Circulation: 269 08

Tanzanian miners allege Afgem guilty of atrocities

FRONT PAGE

WAMBUI CHEGE

Dar es Salaam – Tanzanian miners filed a lawsuit on Monday accusing African Gem Resources, a South African-based mining company, of burying alive about 20 people and shooting several others at gemstone pits in northern Tanzania.

Afgem denied the allegations and said it had the full support of the Tanzanian government for its project to build a modern mine to boost production of Tanzanite, a gemstone found only in Tanzania.

A petition filed in Tanzania's High Court by independent prospectors, who fear the firm's modern mine will ruin their livelihood, alleged the company illegally acquired rights to extract the prized violet-blue Tanzanite, then killed miners.

They accused Afgem of chasing away independent, small-scale miners working in the area where the company had begun to build its new mine. In the process, the plaintiffs said, Afgem filled in exhausted pits without first checking to see if there were any independent miners still working in them.

"I know about 20 people were buried alive on that fateful day of 31 October 2000 and I reported the matter to the police and no action was taken," said an affidavit sworn by Simbo Swai, a former security guard.

Local miners who have little capital and crude technology have mounted violent resistance to the mine, fearing it will gain a stranglehold over the market for the stone.

A miner was killed at the weekend when about 300 workers armed with machetes, slings, rocks and bottles invaded the Afgem mine area at Mererani in northern Tanzania, said Suleiman Kova, an assistant regional police commander.

About 1 700 small-scale miners from three mining associations filed the petition, calling for a temporary halt to Afgem mining at Mererani, an exhumation of the bodies of those allegedly buried and more than 3 billion shillings (R27,2 million) compensation.

The petition ultimately sought "a nullification of the special mining licence because it was granted unfairly, unreasonably in dubious circumstances".

Analysts said the case could set a precedent that would affect future government policy on foreign investment.

Afgem is expected to boost Tanzania's foreign exchange earnings by bolstering production and reducing smuggling. – Reuters

NEWS CLIP
Star Business Report
127055
Issue: 03 May 2001
Region: Gauteng
Circulation: 168 013

Afgem disputes miners' death claims, calls in lawyer

SOLOMON MAKGALE

FRONT PAGE

Johannesburg – Afgem Tanzania, the gemstone subsidiary of JSE Securities Exchange-listed African Gem Resources, would not back down on its $8 million investment in Tanzania despite allegations by small-scale miners that the company killed 20 miners and acquired the mining licence illegally, Ami Mpungwe, Afgem Tanzania's chairman, said yesterday.

He said Afgem would "not be hindered by the selfish interests of a small group of unprincipled individuals". Afgem Tanzania employs about 250 people, 95 percent of whom are Tanzanian.

Afgem plans to increase its initial $8 million investment to $20 million in the project.

The group owns 75 percent of Afgem Tanzania with the remaining 25 percent held by Tanzania Development Finance, Tanzanian individuals and a certain percentage in a trust, which holds shares that are to be allocated to Tanzanian entities or individuals at a later stage.

Three mining associations, which are said to be opposing Afgem's efforts to legalise and formalise the industry, on Monday filed charges against Afgem.

They alleged the company had acquired the mining licence illegally, that Afgem staff were guilty of misconduct towards small-scale artisan miners and that the group had monopolisation of the tanzanite market.

Tanzanite is a rare gemstone used for jewellery and is only found in Tanzania.

Afgem is developing Block C of the Merelani mining area, with the aim of growing the global market for tanzanite.

Afgem argued that it had acquired the licence to mine legally and had paid $4,75 million for it, which was transferred on March 10 last year.

"Significantly, the Tanzanian ministry of energy and minerals has confirmed the validity of Afgem's mining licence and the procedure of its issue, despite the baseless allegations to the contrary," Mpungwe said.

"Afgem disputes the nature and basis of all claims made by the accusers and has mandated one of Tanzania's most reputable law firms to represent the company," he added.

Tanzania's unique industry has provided a platform for unscrupulous players to smuggle tanzanite from its source, robbing the economy and the Tanzanian people of at least $100 million each year in foreign exchange earnings.

Industry leaders estimate that the tanzanite industry is worth as much as $300 million a year in the US alone, yet Tanzania, the world's only known source, exports between $8 million and $10 million.

NEWS CLIP
Pretoria News Business Report
127061
Issue: 03 May 2001
Region: Gauteng
Circulation: 269 08

Afgem disputes miners' death claims, calls in lawyer

FRONT PAGE

Solomon Makgale

Johannesburg – Afgem Tanzania, the gemstone subsidiary of JSE Securities Exchange-listed African Gem Resources, would not back down on its $8 million investment in Tanzania despite allegations by small-scale miners that the company killed 20 miners and acquired the mining licence illegally, Ami Mpungwe, Afgem Tanzania's chairman, said yesterday.

He said Afgem would "not be hindered by the selfish interests of a small group of unprincipled individuals". Afgem Tanzania employs about 250 people, 95 percent of whom are Tanzanian.

Afgem plans to increase its initial $8 million investment to $20 million in the project.

The group owns 75 percent of Afgem Tanzania with the remaining 25 percent held by Tanzania Development Finance, Tanzanian individuals and a certain percentage in a trust, which holds shares that are to be allocated to Tanzanian entities or individuals at a later stage.

Three mining associations, which are said to be opposing Afgem's efforts to legalise and formalise the industry, on Monday filed charges against Afgem.

They alleged the company had acquired the mining licence illegally, that Afgem staff were guilty of misconduct towards small-scale artisan miners and that the group had monopolisation of the tanzanite market.

Tanzanite is a rare gemstone used for jewellery and is only found in Tanzania.

Afgem is developing Block C of the Merelani mining area, with the aim of growing the global market for tanzanite.

Afgem argued that it had acquired the licence to mine legally and had paid $4,75 million for it, which was transferred on March 10 last year.

"Significantly, the Tanzanian ministry of energy and minerals has confirmed the validity of Afgem's mining licence and the procedure of its issue, despite the baseless allegations to the contrary," Mpungwe said.

"Afgem disputes the nature and basis of all claims made by the accusers and has mandated one of Tanzania's most reputable law firms to represent the company," he added.

Tanzania's unique industry has provided a platform for unscrupulous players to smuggle tanzanite from its source, robbing the economy and the Tanzanian people of at least $100 million each year in foreign exchange earnings.

Industry leaders estimate that the tanzanite industry is worth as much as $300 million a year in the US alone, yet Tanzania, the world's only known source, exports between $8 million and $10 million.

THE UNITED REPUBLIC OF TANZANIA
MINISTRY OF ENERGY AND MINERALS

Telegrams "ENERGY".
Telephone 255-22-2117156-9
Fax:255-22-2116719
In reply please quote:
Ref. No. MEM-C/C.220/66

SOKOINE DRIVE/MKWEPU.
P .O. BOX 2000.
DAR ES SALAAM.

25th April, 2001

M/S Ishengoma, Masha, Mujulizi & Magai (Advocates)
Advocates, Notaries Public & Commissioners for Oaths
11th Floor PPF Tower
20/21 Garden Avenue/Ohio Street
P. O. Box 72484
DAR ES SALAAM

RE: MISC CIVIL CAUSE NO. 23 OF 2001

Reference is made to your letter with Ref. No. IMMMA/CC 23/2001 dated April 25, 2001 on the above captioned subject.

Prior to answering your specific questions, I wish to give a short background information to the licence in question. On 4th August, 1992, Graphtan Limited was granted a mining licence ML No.8/92 for twenty years to mine tanzanite, tsavorite, kyanite, graphite or any other minerals found to occur in association with such minerals. Refer Annexure FEMA - 7, first page and Clause 2.1 on the second page of the licence.

As you are aware Graphtan Limited was put under receivership and through that process ML No. 8/92 was transferred to Merelani Mining Limited (MML).

Under Section 114 and Paragraph 2 of Schedule 4 of the Mining Act, 1998, all mineral rights issued under the Mining Act, 1979 automatically became provisional licences. All holders of provisional licences were entitled to immediate grant of a mineral right under the new Act upon application (Refer to Paragraph 4 of Schedule 4 of the Act). MML elected to apply for a Special Mining Licence. It is our considered opinion that they were entitled to make such an application based on Paragraph 6(3) of Schedule 4 and the fact that the original licence ML No.8/92 which was the subject matter for conversion was for tanzanite, graphite and other minerals mentioned above. Graphite is not a gemstone.

Accordingly the Special Mining Licence SML No.8/92 was issued for the following minerals:- graphite, tanzanite, tsavorite, kyanite and all other minerals which occur in association (Refer to Annexure FEMA - 5 first page). The licence was issued for 12 years and four months which was the unexpired period under ML No.8/92. This was done in accordance with Paragraph 6(4) of Schedule 4.

Turning to specific issues, I wish to state the following:-

(1) SML No.8/92 issued to Merelani Mining Limited is valid and authentic Special Mining Licence.

(2) That the embossment of the Government crest which is found on the top center of every page of the licence does appear on every page of the original Special Mining Licence issued and that the said embossment would not necessarily appear on a photo stated duplicate.

(3)That Special Mining Licence may be granted with respect to the mining of gemstones based on Section 39 (1) of the Mining Act, 1998 provided such gemstones are included in the programme of mining operations.

(3) That Merelani Mining Limited was and is entitled under the provisions of the Mining Act No. 5 of 1998 to be the beneficial grantee of SML 8/92.

(4) That the Government of the United Republic of Tanzania does not hold an interest in MML.

Gray L. Mwakalukwa
COMMISSIONER FOR MINERALS

c.c: Attorney General,
P. O. Box 9050,
DAR ES SALAAM

- Attached herewith is the letter of IMMMA.

Below appeared today in JCK newsletter. Regards,

Marty Hurwitz
MVI Marketing Ltd
Business Consultants for the Worldwide Gem and Jewelry Industries
(805) 239-2994 x101
Fax 805-239-2947
email: mhurwitz@mvimarketing.com
www.mvimarketing.com

Feud Over Tanzanite
Gary Roskin, G.G., FGA, JCK Senior Editor
JCK -- 4/27/01 10:17:00 AM

AFGEM, the South African gem-mining corporation that two years ago leased prime property in the Merelani tanzanite mines from the Tanzanian Department of Energy and Minerals, is finding itself at odds with its neighbors. AFGEM's Block C is the largest mining area in the region, yielding the highest percentage of fine-quality rough tanzanite. The local village miners of Blocks D and B feel they have been wrongly cast away from the hillside of Block C, and that AFGEM has not lived up to its end of the bargain to acquire it.

The disputes have led AREMA (the Arusha Regional Mining Association, made up of three mining associations in Tanzania) to file a lawsuit against AFGEM, members of its directorate, and the previous Tanzanian Minister of Energy and Minerals.

The allegations relate to the legality of AFGEM's mining license, taxes paid, alleged misconduct by AFGEM staff towards small-scale miners, and AFGEM's alleged monopolization of the tanzanite market.

AFGEM disputes the claims.

A preliminary hearing is scheduled be held in Dar es Salaam on Monday.

According to Tanzanian news reports, the agreement between AFGEM and the Minister of Mines included having AFGEM create jobs for miners, improve local infrastructure such as roads and water supplies, furnish jobs in local cutting factories, and provide "significant contributions to community development." Little effort toward accomplishing these goals has been made, the news reports say. Local miners are also unhappy with AFGEM's proposed branding of Tanzanite, which they see as having the potential to reduce the value of their unbranded gems.

Responding to these allegations, Joanne Herbstein, corporate communications officer for AFGEM, says that AFGEM's property is "one of the most sought-after gemstone properties in the world, so it stands to reason that certain members in the tanzanite industry would exhaust every avenue in trying to lay claim to it. Unfortunately, in our situation, these attempts have been centered around a host of unfounded allegations, in an effort to defame our company and gain access to our mining license area."

"Our aim is to grow, develop, and formalize the tanzanite industry," Herbstein says, "adding value to all stakeholders, including the small miners, the community and the Tanzanian economy. This represents a shift in the status quo, and we are now dealing with significant resistance to that objective. Fortunately, the resistance is fueled by a small group of vested interests, and we are 100% supported by the Tanzanian government."

However, reports broadcast on local media have told of AFGEM security forces shooting at hundreds of trespassers and letting dogs loose to protect property rights.

Herbstein describes the situation as protection of privacy when 1,500 miners trespassed onto Block C. "About two weeks ago, 1,500 people invaded our property. The situation was managed by the Merelani Police commander. AFGEM's security officers were under police control. The situation was very tense. Shots were fired. At one stage, the police ran out of ammunition and asked AFGEM's security officers for assistance. The police were armed with automatic weapons. Four of AFGEM's security officers were armed with shotguns loaded with birdshot only."

According to Herbstein, six trespassers were injured, treated by AFGEM's on-site medical officer, and then transported to the local hospital by AFGEM's personnel. "There were no serious injuries, and no deaths."

Herbstein confirms that AFGEM does have guard dogs, but trained only for the purpose of guarding fenced restricted areas at night. "Dogs have absolutely never been used for any other purpose," exclaims Herbstein. "We have a strict policy in place that is quite specific in terms of the guard dogs and their handling."

Other allegations include suggestions that AFGEM is smuggling tanzanite. "As a public company, all of our export figures are 100% up-to-date, and we are also completely up-to-date in terms of the royalties we have paid the Tanzanian government," says Herbstein. "Our tanzanite exits Tanzania through the appropriate channels—always has and always will. The irony is that the miners' associations that have made these baseless allegations represent a community of mining operations that are certainly not as legitimate as we are." According to AFGEM, the tanzanite market is $150 million per year, yet the export figures show only $8 million. "It is glaringly apparent that smuggling is occurring and that Tanzania is losing significant amounts of money because of it," says Herbstein. AFGEM sees its role as helping the government acquire "their full value out of its natural mineral wealth."

As far as aid to the Tanzanian infrastructure, AFGEM says it is 75% through with the rebuilding of a 14km service road between Kilimanjaro Airport and Nasinyai Village at a cost to date of $15,000.

"AFGEM has built two cattle dams, laid water provision piping, and contributed toward the repairs of water borehole facilities in the local village," claims Herbstein. "AFGEM has also provided electricity to the local clinic as well as internal wiring for lights and plugs. Significant resources have been spent on rebuilding a new staff village. Also, we have identified the Nasinyai School as a community development project, which will be initiated and actioned this year. We are also investing much money in a branding and marketing campaign that will grow the global market for tanzanite, benefiting all players in the industry."

Herbstein adds, "We are doing so much good and are very committed to our investment in Tanzania, but it is becoming more and more frustrating to manage the small band of influential people that are set on sabotaging our project. We have submitted solid counter-affidavits and supporting evidence to the courts and await a hearing on Monday. Our case is airtight. We can only trust that the system is too."

AFGEM Tanzania – Press Release

Executive Summary

AFGEM, the JSE-listed coloured gemstone group with a majority stake in a tanzanite mine in northern Tanzania, is enduring the encumbrances caused by small-scale miners and traders to the group's substantial investment into the Tanzanian community and the economy at large.

Three mining associations have filed various charges against AFGEM, members of its directorate and the previous Tanzanian Minister of Energy and Minerals. The allegations relate to the legality of AFGEM's mining licence, taxes paid, alleged misconduct by AFGEM staff towards small-scale artisanal miners and AFGEM's alleged monopolization of the tanzanite market.

AFGEM disputes the nature and basis of all claims made by the accusers and has mandated one of Tanzania's most reputable law firms to represent the company. Despite these frustrations, AFGEM remains firmly committed to Tanzania and development of the group's Merelani tanzanite mine is proceeding as normal.

The Tanzanite Industry

Unscrupulous players abuse Tanzania's most unique resource

Tanzanite has been mined on an informal basis by small-scale miners, that typically have neither the capital nor the technology to employ safe mining methods. This has resulted in many tragic fatalities and has opened the market to the exploitation of child labour, much to the disdain and concern of international labour bodies and the Tanzanian government.

Furthermore, Tanzania's most unique industry has provided a platform for unscrupulous players to smuggle tanzanite from its source, robbing the economy and the Tanzanian people of at very least US$ 100 million per annum in precious foreign exchange earnings. Industry leaders estimate that the tanzanite industry is worth as much as US$ 300 million per annum in the United States alone, yet Tanzania, the world's only known source, exports a mere US$ 8-10 million.

Basis of the Allegations

Opposition to AFGEM's efforts to legalise and formalize the industry

Official figures from the Tanzanian Ministry of Energy and Minerals indicate that from 1996 to 2000, total declared production of tanzanite from the small scale mines amounted to just US$ 520 000 (an average of US$ 130 000 per annum). In an industry worth hundreds of millions of dollars, the illegality that exists is crippling to the Tanzanian economy and its people.

The disparity that exists between the world market and the value extracted by the world's only source is of great concern to the Tanzanian government, who has made a concerted effort to attract foreign investment and to encourage the formalisation and the consolidation of the tanzanite industry. Evidently, those that have benefited from illegal exportation are undermining this strategy, and posing a hindrance to any formal entity that attempts to responsibly develop the industry.

At the invitation of the Tanzanian government, AFGEM is developing Block 'C' of the Merelani mining area, with the greater vision of growing the global market for *tanzanite for the benefit of all stakeholders. Over and above its substantial monetary* investment, AFGEM's commitment to Tanzania spans across job creation, training and development of Tanzanians, the creation of a cutting and polishing industry in Tanzania and social investment initiatives. All of these initiatives are currently progressing in line with AFGEM's commitments.

The Mining Licence

Validity endorsed by the Tanzanian Ministry of Energy & Minerals

AFGEM is a formal public entity with its shareholders including government-supported bodies, World Bank affiliates, public banks and insurance companies. As such, it operates transparently, upholding the highest international standards of ethics and accounting practices. Significantly, the Tanzanian Ministry of Energy and Minerals has confirmed the validity of AFGEM's mining licence and the procedure of its issue, despite baseless allegations to the contrary. *(see Attachments 1 & 2)*

Investment in Tanzania

Obstructions to the growth of the economy

AFGEM is not alone in its experience, since other international mining companies that *have invested in Tanzania have been subjected to similar harassment.* Despite government's unwavering support, the likes of Canadian gold mining company, Barrick (the Bulyanhulu project) and Geita (Ashanti and Anglo Gold's joint venture project) are amongst those that have suffered the hindrances posed by traders and small-scale miners to a disruption in the status quo. The Tanzanian government has offered its full support against what it calls 'acts of economic sabotage'.

Ami Mpungwe, AFGEM Tanzania's chairman, stands firm on the group's commitment to Tanzania, citing that the 'greater vision' of AFGEM will not be hindered by the selfish interests of a small group of unprincipled individuals. AFGEM has invested US$ 8 million into its Tanzanian project to date and intends investing a further US$12 million.

For further information, please contact AFGEM's Corporate Communications Department:

Joanne Herbstein
Corporate Communications Manager
AFRICAN GEM RESOURCES LIMITED
Tel: +2711 334 3999
Fax: +2711 334 1526
email: joanne@africangem.com

01/05/2001 12:37 - (SA)

[redacted]

SA firm 'buries miners alive'

Wambui Chege

Dar es Salaam - Tanzanian miners
filed a lawsuit on Monday accusing
South African firm African Gem Resources of burying alive some 20 people and shooting several others at gemstone pits in the east African country.

Afgem denies the allegations and says it has the full support of the Tanzanian government for its project to build a modern mine to boost production of Tanzanite, a gemstone found only in Tanzania.

A petition filed to Tanzania's high court by independent prospectors, who fear the firm's modern mine will ruin their livelihoods, alleges the company illegally acquired rights to extract the prized violet-blue Tanzanite, then killed miners.

They accused Afgem of chasing away independent, small- scale miners working in the area where the company has begun to build its new mine. In the process, the plaintiffs say, Afgem filled in exhausted pits without first checking to see if there were any independent miners still working in them.

"I know about 20 people were buried alive on that fateful day of October 31, 2000 and I reported the matter to police and no action was taken," said an affidavit sworn by Simbo Swai, a former security guard, cited in the petition.

The petition accuses Afgem security guards of shooting dead several miners and allowing guard dogs to savage others.

Local miners who have little capital and crude technology have mounted violent resistance to the mine, fearing it will gain a stranglehold over the market for the stone.

A miner was killed at the weekend when around 300 workers armed with machetes, slings, rocks and bottles invaded the Afgem mine area at Mererani in northern Tanzania, Assistant Regional Police Commander Suleiman Kova told Reuters.

Around 1700 small-scale miners from three mining associations filed the petition, calling for a temporary halt to Afgem mining at Mererani, an exhumation of the bodies of those allegedly buried and more than three billion shillings compensation .

The petition ultimately seeks "a nullification of the special mining licence because it was granted unfairly, unreasonably in dubious circumstances".

NEWS CLIP

Mercury Business Report

127483

Issue: 02 May 2001 Region: KwaZulu/Natal Circulation: 40 292

Tanzanian miners allege Afgem guilty of atrocities

FRONT PAGE

Wambui Chege

Dar es Salaam – Tanzanian miners filed a lawsuit on Monday accusing African Gem Resources, a South African-based mining company, of burying alive about 20 people and shooting several others at gemstone pits in northern Tanzania.

Afgem denied the allegations and said it had the full support of the Tanzanian government for its project to build a modern mine to boost production of Tanzanite, a gemstone found only in Tanzania.

A petition filed in Tanzania's High Court by independent prospectors, who fear the firm's modern mine will ruin their livelihood, alleged the company illegally acquired rights to extract the prized violet-blue Tanzanite, then killed miners.

They accused Afgem of chasing away independent, small-scale miners working in the area where the company had begun to build its new mine. In the process, the plaintiffs said, Afgem filled in exhausted pits without first checking to see if there were any independent miners still working in them.

"I know about 20 people were buried alive on that fateful day of 31 October 2000 and I reported the matter to the police and no action was taken," said an affidavit sworn by Simbo Swai, a former security guard.

Local miners who have little capital and crude technology have mounted violent resistance to the mine, fearing it will gain a stranglehold over the market for the stone.

A miner was killed at the weekend when about 300 workers armed with machetes, slings, rocks and bottles invaded the Afgem mine area at Mererani in northern Tanzania, said Suleiman Kova, an assistant regional police commander.

About 1 700 small-scale miners from three mining associations filed the petition, calling for a temporary halt to Afgem mining at Mererani, an exhumation of the bodies of those allegedly buried and more than 3 billion shillings (R27,2 million) compensation.

The petition ultimately sought "a nullification of the special mining licence because it was granted unfairly, unreasonably in dubious circumstances".

Analysts said the case could set a precedent that would affect future government policy on foreign investment.

Afgem is expected to boost Tanzania's foreign exchange earnings by bolstering production and reducing smuggling. – Reuters

NEWSCLIP
Cape Times Business Report
127484
Issue: 02 May 2001 Region: Western Cape Circulation: 51 126

Tanzanian miners allege Afgem guilty of atrocities

WAMBUI CHEGE

FRONT PAGE

Dar es Salaam – Tanzanian miners filed a lawsuit on Monday accusing African Gem Resources, a South African-based mining company, of burying alive about 20 people and shooting several others at gemstone pits in northern Tanzania.

Afgem denied the allegations and said it had the full support of the Tanzanian government for its project to build a modern mine to boost production of Tanzanite, a gemstone found only in Tanzania.

A petition filed in Tanzania's High Court by independent prospectors, who fear the firm's modern mine will ruin their livelihood, alleged the company illegally acquired rights to extract the prized violet-blue Tanzanite, then killed miners.

They accused Afgem of chasing away independent, small-scale miners working in the area where the company had begun to build its new mine. In the process, the plaintiffs said, Afgem filled in exhausted pits without first checking to see if there were any independent miners still working in them.

"I know about 20 people were buried alive on that fateful day of 31 October 2000 and I reported the matter to the police and no action was taken," said an affidavit sworn by Simbo Swai, a former security guard.

Local miners who have little capital and crude technology have mounted violent resistance to the mine, fearing it will gain a stranglehold over the market for the stone.

A miner was killed at the weekend when about 300 workers armed with machetes, slings, rocks and bottles invaded the Afgem mine area at Mererani in northern Tanzania, said Suleiman Kova, an assistant regional police commander.

About 1 700 small-scale miners from three mining associations filed the petition, calling for a temporary halt to Afgem mining at Mererani, an exhumation of the bodies of those allegedly buried and more than 3 billion shillings (R27,2 million) compensation.

The petition ultimately sought "a nullification of the special mining licence because it was granted unfairly, unreasonably in dubious circumstances".

Analysts said the case could set a precedent that would affect future government policy on foreign investment.

Afgem is expected to boost Tanzania's foreign exchange earnings by bolstering production and reducing smuggling. – Reuters

Issue: 03 May 2001
Region: Western Cape
Circulation: 51 126
127456

Afgem disputes miners' death claims, calls in lawyer

SOLOMON MAKGALE

FRONT PAGE

Johannesburg – Afgem Tanzania, the gemstone subsidiary of JSE Securities Exchange-listed African Gem Resources, would not back down on its $8 million investment in Tanzania despite allegations by small-scale miners that the company killed 20 miners and acquired the mining licence illegally, Ami Mpungwe, Afgem Tanzania's chairman, said yesterday.

He said Afgem would "not be hindered by the selfish interests of a small group of unprincipled individuals". Afgem Tanzania employs about 250 people, 95 percent of whom are Tanzanian.

Afgem plans to increase its initial $8 million investment to $20 million in the project.

The group owns 75 percent of Afgem Tanzania with the remaining 25 percent held by Tanzania Development Finance, Tanzanian individuals and a certain percentage in a trust, which holds shares that are to be allocated to Tanzanian entities or individuals at a later stage.

Three mining associations, which are said to be opposing Afgem's efforts to legalise and formalise the industry, on Monday filed charges against Afgem.

They alleged the company had acquired the mining licence illegally, that Afgem staff were guilty of misconduct towards small-scale artisan miners and that the group had monopolisation of the tanzanite market.

Tanzanite is a rare gemstone used for jewellery and is only found in Tanzania.

Afgem is developing Block C of the Merelani mining area, with the aim of growing the global market for tanzanite.

Afgem argued that it had acquired the licence to mine legally and had paid $4,75 million for it, which was transferred on March 10 last year.

"Significantly, the Tanzanian ministry of energy and minerals has confirmed the validity of Afgem's mining licence and the procedure of its issue, despite the baseless allegations to the contrary," Mpungwe said.

"Afgem disputes the nature and basis of all claims made by the accusers and has mandated one of Tanzania's most reputable law firms to represent the company," he added.

Tanzania's unique industry has provided a platform for unscrupulous players to smuggle tanzanite from its source, robbing the economy and the Tanzanian people of at least $100 million each year in foreign exchange earnings.

Industry leaders estimate that the tanzanite industry is worth as much as $300 million a year in the US alone, yet Tanzania, the world's only known source, exports between $8 million and $10 million.

...Report
Region: KwaZulu/Natal
Circulation: 40 292
127458

Afgem disputes miners' death claims, calls in lawyer

SOLOMON MAKGALE

FRONT PAGE

Johannesburg – Afgem Tanzania, the gemstone subsidiary of JSE Securities Exchange-listed African Gem Resources, would not back down on its $8 million investment in Tanzania despite allegations by small-scale miners that the company killed 20 miners and acquired the mining licence illegally, Ami Mpungwe, Afgem Tanzania's chairman, said yesterday.

He said Afgem would "not be hindered by the selfish interests of a small group of unprincipled individuals". Afgem Tanzania employs about 250 people, 95 percent of whom are Tanzanian.

Afgem plans to increase its initial $8 million investment to $20 million in the project.

The group owns 75 percent of Afgem Tanzania with the remaining 25 percent held by Tanzania Development Finance, Tanzanian individuals and a certain percentage in a trust, which holds shares that are to be allocated to Tanzanian entities or individuals at a later stage.

Three mining associations, which are said to be opposing Afgem's efforts to legalise and formalise the industry, on Monday filed charges against Afgem.

They alleged the company had acquired the mining licence illegally, that Afgem staff were guilty of misconduct towards small-scale artisan miners and that the group had monopolisation of the tanzanite market.

Tanzanite is a rare gemstone used for jewellery and is only found in Tanzania.

Afgem is developing Block C of the Merelani mining area, with the aim of growing the global market for tanzanite.

Afgem argued that it had acquired the licence to mine legally and had paid $4,75 million for it, which was transferred on March 10 last year.

"Significantly, the Tanzanian ministry of energy and minerals has confirmed the validity of Afgem's mining licence and the procedure of its issue, despite the baseless allegations to the contrary," Mpungwe said.

"Afgem disputes the nature and basis of all claims made by the accusers and has mandated one of Tanzania's most reputable law firms to represent the company," he added.

Tanzania's unique industry has provided a platform for unscrupulous players to smuggle tanzanite from its source, robbing the economy and the Tanzanian people of at least $100 million each year in foreign exchange earnings.

Industry leaders estimate that the tanzanite industry is worth as much as $300 million a year in the US alone, yet Tanzania, the world's only known source, exports between $8 million and $10 million.

NEWS CLIP

Mercury

127394

Date: 03 May 2001 Region: KwaZulu/Natal Circulation: 38 832

BUSINESSREPORT

FRONT PAGE

METRO FACES LOSS

METRO Cash & Carry is expected to report a significant attributable loss as a result of the write-off of about R220 million from its income after shareholders refused to support a special resolution needed to restructure the share incentive scheme.

JD SHARE PRICE UP

THE JD Group share price advanced R2,30 to close at R34,30 yesterday after the release of interim results that showed headline earnings up 17% to 184,9c a share from 158,7c for the six months to the end of February.

NO BACKDOWN

AFGEM Tanzania, the gemstone subsidiary of Johannesburg Stock Exchange Securities-listed African Gem Resources, will not back down on its $8 million (R64 million) investment in Tanzania despite allegations by miners the company killed 20 miners.

Full details of these stories and others inside BusinessReport today

04 May 2001 Region: Gauteng Circulation: 110 119

127190

Pieter Bruwer

Afgem wen 'n ronde teen klein myners

Die Suid-Afrikaans beheerde halfedelsteenprodusent African Gem Resources (Afgem) sê die Tanzaniese minister van mineraal- en energiesake het in 'n betekenisvolle stap bevestig dat die groep se mynlisensie en die uitreikingsprosedure daarvan geldig is.

Dit kom nadat drie Tanzaniese mynverenigings klagte teen die maatskappy ingedien het waarin die wettigheid van sy mynlisensie en belasting wat betaal is, onder meer in twyfel getrek word.

Afgem word ook daarvan beskuldig dat hy onwettig teenoor kleiner tanzanietmyners opgetree het en dat hy die bedryf wil monopoliseer.

Die myngroep beplan om dieselfde tegnologie in te span wat in diamantmyne gebruik word om na raming 22 miljoen karaat tanzaniet uit 800 000 ton erts oor 'n tydperk van 19 jaar in Tanzanië te ontgin.

Tanzaniet is 'n blou halfedelsteen wat 34 jaar gelede deur lede van die Masai-stam in Tanzanië ontdek is.

Die steen word net in die Mererani-streek in die land gevind en is voorheen net deur prospekteerders en kleinskaalse mynondernemings ontgin.

Afgem het reeds $8 miljoen belê in die myn en beplan om 'n verdere $12 miljoen aan die ontwikkeling daarvan te bestee.

Afgem sê hy betwis steeds alle aantygings wat deur die aanklaers gemaak word en het van Tanzanië se mees gerespekteerde regsfirmas gekry om hom te verdedig.

Die maatskappy het vroeër reeds gesê hy gaan in Julie met die grootskeepse kommersiële ontginning van tanzaniet, wat naas saffier die gewildste halfedelsteen ter wêreld is, begin. Afgem se planne vir die tanzanietbedryf is ook in ooreenstemming met Tanzanië se mynbeleid, wat reeds ander mynbougroepe van wêreld-gehalte in die land toegelaat het.

"Afgem is egter nie alleen in sy ervarings nie, aangesien ander internasionale myngroepe ook die slagoffer van soortgelyke belemmering is.

"Ten spyte van die regering se sterk steun het maatskappye soos Kanada se Barrick en Ashanti en AngloGold se Geita-projek onder meer gely onder die steurnisse van handelaars en klein myners wat hul bedrywighede wil ontwrig.

"Die Tanzaniese regering het egter sy volle ondersteuning aan Afgem gegee oor wat eersgenoemde as 'dade van ekonomiese sabotasie' bestempel," sê Afgem.

Amptelike syfers toon dat Tanzanië jaarliks tanzaniet ter waarde van sowat $8 miljoen uitvoer, terwyl Amerika, wat 70% van die tanzanietproduksie gebruik, jaarliks tanzanietstene ter waarde van $300 miljoen invoer.

Afgem sê dit is 'n duidelike teken van die onwettige handel wat die bedryf aan bande lê.

Afgem het die regte verkry vir die ontginning van twee derdes van die tanzaniet in die Mererani-streek en het reeds begin om die steen te bemark onder sy handelsnaam.

NEWS CLIP
Cape Times Business Report
128047
Issue: 08 May 2001
Region: Western Cape
Circulation: 51 126

Tanzanian officials doubt claims against Afgem

KATE GEHRING

FRONT PAGE

Arusha – A Tanzanian mining official yesterday expressed scepticism about claims that South African mining company African Gem Resources (Afgem), had buried alive 20 local miners here last year.

Local miners' representatives have taken Afgem to court, saying it killed the 20 miners when it bulldozed closed two mine shafts that the local miners had dug illegally on its property. Afgem has denied the accusation.

Afgem and the local miners are fighting for access to the valuable tanzanite gemstones in the Mererani hills near Arusha, near Tanzania's northeastern border with Kenya.

Yesterday Alex Magayane, a Tanzanian government official and a local zonal mining officer, seemed sceptical about the claims against Afgem. "If you know the mines, you know that many people will know if something has happened," he said.

He had heard these allegations for the first time when the complaint was filed in April – in contrast to other news of accidents or fights, which he said quickly became public knowledge at the mines and in the nearby towns and cities.


Afgem
Rand
Close
R1,62
2,40
2,20
2,00
1,80
1,60
Jan
Feb
Mar
Apr
May
2001
Source: Reuters

In a complaint filed against Afgem last week, the Federation of Miners' Associations of Tanzania and another small miners' union alleged that, among its "intrigues" to "dominate and monopolise" tanzanite mining and trade, Afgem had buried 20 people alive during a mine closure last October.

This was the first time the murder allegations had been made publicly.

Asked about the miners' other allegations – that Afgem had also been operating with an invalid licence, that its mines were unsafe and that it used attack dogs to maim and intimidate local miners – Magayane said he was not in a position to comment on a matter before the courts.

However, he then said that, if Afgem was in violation of mining or labour regulations, it would have been shut down, which it had not been.

Afgem officials said the murder allegations and other complaints were simply part of a campaign by competing local miners to try to discredit the ambitious mining venture.

When asked about the allegations that the company had bulldozed two shafts full of miners last October, Joe Kimble, Afgem's general manager, said the allegation was based only on the statement of one former employee, a security guard who was fired last year.

He said there had been no indication of where the alleged incident took place, of criminal complaint, or of other witnesses.

No police report has been filed or investigation initiated.

Kimble said it was indeed Afgem policy to fill in illegal mine shafts, but only under police supervision, after warnings had been issued and the illegal tunnels cleared and double-checked to make sure they were empty.

Afgem closed unchanged at R1,62 yesterday in Johannesburg. – Independent Foreign Service

NEWS CLIP
Mercury Business Report
Issue: 08 May 2001
Region: KwaZulu/Natal
Circulation: 40 292
127899

Tanzanian officials doubt claims against Afgem

KATE GEHRING

FRONT PAGE

Arusha – A Tanzanian mining official yesterday expressed scepticism about claims that South African mining company African Gem Resources (Afgem), had buried alive 20 local miners here last year.

Local miners' representatives have taken Afgem to court, saying it killed the 20 miners when it bulldozed closed two mine shafts that the local miners had dug illegally on its property. Afgem has denied the accusation.

Afgem and the local miners are fighting for access to the valuable tanzanite gemstones in the Mererani hills near Arusha, near Tanzania's northeastern border with Kenya.

Yesterday Alex Magayane, a Tanzanian government official and a local zonal mining officer, seemed sceptical about the claims against Afgem. "If you know the mines, you know that many people will know if something has happened," he said.

He had heard these allegations for the first time when the complaint was filed in April – in contrast to other news of accidents or fights, which he said quickly became public knowledge at the mines and in the nearby towns and cities.


Afgem
Rand
Close
R1,62
2,40
2,20
2,00
1,80
1,60
Jan
Feb
Mar
Apr
May
2001
Source: Reuters

In a complaint filed against Afgem last week, the Federation of Miners' Associations of Tanzania and another small miners' union alleged that, among its "intrigues" to "dominate and monopolise" tanzanite mining and trade, Afgem had buried 20 people alive during a mine closure last October.

This was the first time the murder allegations had been made publicly.

Asked about the miners' other allegations – that Afgem had also been operating with an invalid licence, that its mines were unsafe and that it used attack dogs to maim and intimidate local miners – Magayane said he was not in a position to comment on a matter before the courts.

However, he then said that, if Afgem was in violation of mining or labour regulations, it would have been shut down, which it had not been.

Afgem officials said the murder allegations and other complaints were simply part of a campaign by competing local miners to try to discredit the ambitious mining venture.

When asked about the allegations that the company had bulldozed two shafts full of miners last October, Joe Kimble, Afgem's general manager, said the allegation was based only on the statement of one former employee, a security guard who was fired last year.

He said there had been no indication of where the alleged incident took place, of criminal complaint, or of other witnesses.

No police report has been filed or investigation initiated.

Kimble said it was indeed Afgem policy to fill in illegal mine shafts, but only under police supervision, after warnings had been issued and the illegal tunnels cleared and double-checked to make sure they were empty.

Afgem closed unchanged at R1,62 yesterday in Johannesburg. – Independent Foreign Service

NEWSCLIP
Pretoria News Business Report
Issue: 08 May 2001
Region: Gauteng
Circulation: 269 08
127546

Tanzanian officials doubt claims against Afgem

KATE GEHRING

FRONT PAGE

Arusha – A Tanzanian mining official yesterday expressed scepticism about claims that South African mining company African Gem Resources (Afgem), had buried alive 20 local miners here last year.

Local miners' representatives have taken Afgem to court, saying it killed the 20 miners when it bulldozed closed two mine shafts that the local miners had dug illegally on its property. Afgem has denied the accusation.

Afgem and the local miners are fighting for access to the valuable tanzanite gemstones in the Mererani hills near Arusha, near Tanzania's northeastern border with Kenya.

Yesterday Alex Magayane, a Tanzanian government official and a local zonal mining officer, seemed sceptical about the claims against Afgem. "If you know the mines, you know that many people will know if something has happened," he said.


Afgem
Rand
Close
R1,62
2,40
2,20
2,00
1,80
1,60
Jan
Feb
Mar
Apr
May
2001
Source Reuters

He had heard these allegations for the first time when the complaint was filed in April – in contrast to other news of accidents or fights, which he said quickly became public knowledge at the mines and in the nearby towns and cities.

In a complaint filed against Afgem last week, the Federation of Miners' Associations of Tanzania and another small miners' union alleged that, among its "intrigues" to "dominate and monopolise" tanzanite mining and trade, Afgem had buried 20 people alive during a mine closure last October.

This was the first time the murder allegations had been made publicly.

Asked about the miners' other allegations – that Afgem had also been operating with an invalid licence, that its mines were unsafe and that it used attack dogs to maim and intimidate local miners – Magayane said he was not in a position to comment on a matter before the courts.

However, he then said that, if Afgem was in violation of mining or labour regulations, it would have been shut down, which it had not been.

Afgem officials said the murder allegations and other complaints were simply part of a campaign by competing local miners to try to discredit the ambitious mining venture.

When asked about the allegations that the company had bulldozed two shafts full of miners last October, Joe Kimble, Afgem's general manager, said the allegation was based only on the statement of one former employee, a security guard who was fired last year.

He said there had been no indication of where the alleged incident took place, of criminal complaint, or of other witnesses.

No police report has been filed or investigation initiated.

Kimble said it was indeed Afgem policy to fill in illegal mine shafts, but only under police supervision, after warnings had been issued and the illegal tunnels cleared and double-checked to make sure they were empty.

Afgem closed unchanged at R1,62 yesterday in Johannesburg. – Independent Foreign Service

ARUSHA REGIONAL COMMISSIONER RAPS ROWDY MINERS AT MERELANI

7 May 2001

Despite the hindrance posed by groups of small-scale miners and dealers in the Merelani tanzanite mining area of northern Tanzania, the government remains firmly committed to its investor-friendly policies and completely supportive of AFGEM's operations in the region. The Arusha Regional Commissioner, Mr. Daniel Ole Njoolay, has warned unruly miners to stop harassing AFGEM or risk the full wrath of security authorities.

In an exclusive interview over the weekend, the commissioner reprimanded the riotous youths, saying they were contravening national and international laws.

"As Regional Commissioner, my first task is to maintain law and order, and I cannot sit by while unprovoked acts of crime are committed against a legitimate investor. Consequently we have beefed up security at Merelani to ensure peaceful co-existence in the mining area," said Njoolay.

The fracas at Merelani has resulted in a legal suit by representatives of the small miners against AFGEM, which is currently on-going.

The commissioner counseled the 400-plus small miners prospecting for the precious tanzanite gemstone at Merelani not to take the law in their hands. "This lawlessness cannot be allowed to continue, because it could jeopardize the government's policy of inviting foreign investments to boost our economy," he said, adding that it could also incite other small miners in other mining areas in the country to act likewise, with dire consequences for the nation.

According to section 26 of Tanzania's ruling Party's (CCM) election manifesto, large-scale investors and small-scale miners are both encouraged to coexist in harmony. Njoolay said he was sure the entire party was behind him in upholding its own resolutions and manifestos.

Njoolay has also promised to make public a report of the special committee he formed recently to probe the clashes at the gemstone's exclusive mining site at Merelani.

Informed sources say the small miners, who include licensed plot owners and their unskilled labourers, are instigated by tanzanite dealers who currently control over 90 percent of the gemstone's export trade. Official statistics show that Tanzania has so far been fleeced in the business, registering only US$ 8 million in tanzanite exports against a world market sales figure of at least US$ 150 million per year.

Further investigations into the matter have revealed that most tanzanite dealers have small buying centres in Arusha with major outlets in neighbouring Nairobi and other foreign capitals. Licensed small miners are supposed to sell their gemstones to dealers, who in turn export or sell them locally, and both of them are required to submit to government records of their dealings.

The Minister for Energy and Minerals, Mr. Maokola Majogo recently castigated contradictory revenue statistics that have so far been submitted to government by the small miners and tanzanite dealers, pointing to widespread illegality in the gemstone business.

The small holders have submitted a report to government showing that they produced a total of only 65.1 kilograms of tanzanite between 1996 and 2000, while AFGEM mined 76 kilograms in the last quarter of 2000, casting increasing doubts over the dealings of the small miners and the dealers.

Star Business Report

127548

Issue: 08 May 2001 Region: Gauteng Circulation: 168 013

Tanzanian officials doubt claims against Afgem

KATE GEHRING

Arusha – A Tanzanian mining official yesterday expressed scepticism about claims that South African mining company African Gem Resources (Afgem), had buried alive 20 local miners here last year.

Local miners' representatives have taken Afgem to court, saying it killed the 20 miners when it bulldozed closed two mine shafts that the local miners had dug illegally on its property. Afgem has denied the accusation.

Afgem and the local miners are fighting for access to the valuable tanzanite gemstones in the Mererani hills near Arusha, near Tanzania's northeastern border with Kenya.

Yesterday Alex Magayane, a Tanzanian government official and a local zonal mining officer, seemed sceptical about the claims against Afgem. "If you know the mines, you know that many people will know if something has happened," he said.

He had heard these allegations for the first time when the complaint was filed in April – in contrast to other news of accidents or fights, which he said quickly became public knowledge at the mines and in the nearby towns and cities.

In a complaint filed against Afgem last week, the Federation of Miners' Associations of Tanzania and another small miners' union alleged that, among its "intrigues" to "dominate and monopolise" tanzanite mining and trade, Afgem had buried 20 people alive during a mine closure last October.

This was the first time the murder allegations had been made publicly.


Afgem
Rand
Close
R1,62
2,40
2,20
2,00
1,80
1,60
Jan
Feb
Mar
Apr
May
2001
Source: Reuters

Asked about the miners' other allegations – that Afgem had also been operating with an invalid licence, that its mines were unsafe and that it used attack dogs to maim and intimidate local miners – Magayane said he was not in a position to comment on a matter before the courts.

However, he then said that, if Afgem was in violation of mining or labour regulations, it would have been shut down, which it had not been.

Afgem officials said the murder allegations and other complaints were simply part of a campaign by competing local miners to try to discredit the ambitious mining venture.

When asked about the allegations that the company had bulldozed two shafts full of miners last October, Joe Kimble, Afgem's general manager, said the allegation was based only on the statement of one former employee, a security guard who was fired last year.

He said there had been no indication of where the alleged incident took place, of criminal complaint, or of other witnesses.

No police report has been filed or investigation initiated.

Kimble said it was indeed Afgem policy to fill in illegal mine shafts, but only under police supervision, after warnings had been issued and the illegal tunnels cleared and double-checked to make sure they were empty.

Afgem closed unchanged at R1.62 yesterday in Johannesburg. – Independent Foreign Service

THE GUARDIAN, MAY 9, 2001

AFGEM empowers Tanzanians to take advantage of vast mineral wealth

By Special Correspondent

AFGEM (African Gemstone Resources) Tanzania, is a coloured gemstone company committed to sourcing, financing and developing gemstone opportunities in Tanzania.

The company's primary operation at present is the development of the Mererani Tanzanite Project. At the invitation of the Tanzanian government, AFGEM Tanzania is providing the capital, technology and expertise to develop modern tanzanite mining in Tanzania.

AFGEM Tanzania is managed as a Tanzanian company with a Tanzanian chairman and Tanzanian directors. The company is financed in part by Tanzanian investors and in part AFGEM's parent company in South Africa. The parent company is a public company whose shares are traded on the Johannesburg Stock Exchange.

Key shareholders include the African Development Bank and the Industrial Development Corporation of South Africa, a state-owned financial institution committed to the economic empowerment of emerging entrepreneurs and encouraging development amongst SADC countries.

AFGEM represents the IDC's first investment in Tanzania. The balance of investors include major banks and insurance companies.

Since Tanzanite's discovery in 1967, Tanzania has benefited little. The industry has never offered formal employment, opportunities for training and development, foreign exchange earnings or value adding, by means of cutting and polishing. It is AFGEM's key objective to change this.

AFGEM intends to create a 'win-win' situation for all players in the industry by:

- Expanding the world market for tanzanite
- Developing reliable sales and supply channels
- Positively influencing prices
- Offering formal employment opportunities
- Developing a cutting and polishing facility in Tanzania
- Re-investing into the Tanzanian community

Tanzanite's world market is estimated to be US$ 150 million per annum.

At present, AFGEM supplies approximately 3% of that. The group's five year plan is to achieve a 30% market share. Contributing to tanzanite's price stability and the gradual growth in price as the market for tanzanite grows will create significant value for AFGEM's expected market share.

AFGEM Tanzania's commitment to its people is one of its core values. AFGEM is a designated Fair Equity Employer and is totally committed to non-discrimination and fairness. At present, 95% of the workforce is Tanzanian, with Tanzanians occupying key managerial positions.

Training and development of staff is a major goal for the next year, with the health and well-being of staff being a top priority. An on-site medi-clinic has been established to provide free access to basic healthcare, and the company has invested US$ 500,000 in building a new staff village.

The Tanzanite Foundation Trust is being established to fund and coordinate community development in conjunction with community leaders. AFGEM is nearing the completion of the 14km Mererani service road and has electrified and refurbished the local clinic. The development of the Nasinyai Primary School is a project that has recently been initiated.

During the course of the year, the Tanzanite Foundation Trust will invest resources (money and people) into the improvement of the school's facilities, as well as addressing other important needs, such as water supply and the extension of the access road to the Mererani Village.

AFGEM has already invested US$ 8 million in the development of Mererani Tanzanite Project and will invest a further US$ 12 million. AFGEM is totally committed to its investment in Tanzania and is devoted to creating a situation that benefits all stakeholders.

AFGEM has identified core values in line with this commitment:

- Safety and health of our people
- Respect and non-discrimination
- Protection of the environment
- Development of the community
- Creation of wealth for all parties
- Honesty and integrity
- Training and development of our people

The global market for coloured stones is in the region of US$ 8 billion per annum. Tanzania, which is regarded as the sixth most important producer, exports just US $ 10 million per annum. So much potential exists for Tanzania to benefit from its natural wealth, yet insufficient resources have limited its progress.

AFGEM Tanzania will continue to source coloured gemstone opportunities within the region, with the aim of channelling the value back to Tanzania through higher margins achieved through the development of a cutting and polishing industry, earning of foreign exchange and focused community development projects.

In doing so, AFGEM will empower Tanzanians to take advantage of the vast mineral wealth of Tanzania.

FINANCIAL TIMES, MAY 9 – 15, 2001

Tanzanite branding is for global awareness - Mpungwe

By Special Correspondent

THE branding of Tanzanite will not create a monopoly for AFGEM but promote it instead as a rare gemstone found only in Tanzania.

In an interview with the *Financial Times* the Chairman of AFGEM, Mr Ami Mpungwe, said that there is no provision in the law which prohibits other miners from branding their gemstones.

He said that AFGEM is set to invest US $ 20 million in its Mererani mine, but has not yet started actual production. All that it has done so far is market testing and this does not amount to flooding the market to lower prices.

He noted that branding is a global business practice and will sensitize potential markets in Europe, Middle East and Japan.

The chairman said AFGEM having invested so much has a long term view and "it would not make economic sense to invest so much while at the same time

Turn to Page 3



Mr Ami Mpungwe, AFGEM Chairman.

FINANCIAL TIMES, MAY 9 – 15, 2001

Tanzanite branding is for global awareness - Mpungwe

From Page 1

depressing world market prices."

He noted that the area under dispute has never been owned by small scale miners. He said in the past the mining sector was owned by STAMICO's subsidiary before it was privatised and ownership transferred to SAMAX and Graphtan.

Mr Mpungwe said that the company was under liquidation by KPMG and it was acquired through an open competitive tender.

He said after it was formally transferred in mid - 1999, AFGEM has completed both a geological survey and a feasibility study to determine the resource base and the viability of the project.

He said AFGEM, having decided to invest the US $ 20 million, has followed all laws and procedures as well as policies before it begins operations planned for August.

Mr Mpungwe noted that the mine will use the latest technology in gemstone mining which until recently has only been used in the mining of diamonds.

He said that in addition to technology transfer, it will create jobs for 240 people and 80 sub-contractors.

He said as part of community responsibility, AFGEM has already spent Tshs 80 million on a staff housing scheme and other community programmes include road construction, digging of boreholes, electricity generation as well as construction of a school and a hospital. He said that AFGEM was determined to operate as a good corporate citizen.

Mr Mpungwe said that the current fall in the price of Tanzanite has been caused by dealers against the background of a decline in demand in the USA now in an economic downturn. The USA imports 70 per cent of Tanzanite.

Mr Mpungwe said they have plans in the future to have AFGEM shares listed on DSE and currently it is the only large scale mining company which has local investors.

Mr Mpungwe said that AFGEM will use official marketing channels and pay proper taxes and royalties and Tanzania will for the first time realise the export potential of Tanzanite which is estimated at US $ 500m.

Mr Mpungwe said that the young boys 'Appolos' are being used to frustrate the new investors by those who have so long engaged in smuggling the gemstone to the extent that official records show that Tanzania only exports $8m worth of Tanzanite, a shortfall of $492 million.

He said it is not AFGEM policy to have fences and dogs, but the current insecurity in the area has made these necessary.

He regretted the loss of human life caused by recent clashes which could be avoided if the small miners were not instigated to invade AFGEM plot in Mererani. Mr Mpungwe said that those who want AFGEM out are the ones who have exploited the small miners denying the government revenue in form of taxes and royalties.

He said AFGEM can co-exist with the small miners who will also benefit from the community services programme to be provided by AFGEM.

Mr Mpungwe also observed that AFGEM has set aside Tshs 500m to construct staff houses.

He said the small scale miners will also benefit from improved safety measures, improved infrastructure, education, training and development as well as formal job opportunities.

Mpungwe said that AFGEM could provide a channel for small scale miners to sell rough stones which will be polished and cut for export.

He added that dealers at Mererani will benefit from price stability and supply continuity certification, formalised buying channels and sustainable income.

AFGEM has seven international and local shareholders and is listed on Johannesburg Stock Exchange.

FINANCIAL TIMES, MAY 9 - 15, 2001

AFGEM and small miners can co-exist

THE situation at Mererani has been tense and acrimonious to say the least. The small boys, commonly referred to as Apollos, have been charged to ensure that the new investor does not start his operations as scheduled after a heavy investment of over $20 million dollars.

It has transpired that those dealers, who have for along time been involved in smuggling, are at the heart of the current problem. They are bent on ensuring that the status quo remains the same so that Tanzania continues to have the dubious distinction of being the sole owner of the rarest mineral, while Kenya is recorded to be the largest exporter of a mineral it does not mine.

The chaotic situation that has prevailed in the gemstone industry, and especially in the mining and export of Tanzanite has neither benefited the country nor the small scale miners.

Devoid of knowledge of mineral identification, grading and valuation, the small scale miners have been over-exploited by the so called dealers who are so patriotic that they enable Tanzania to realise only $8m worth of exports of rough gems, while it has an export potential worth $500 million!.

It is this difference of $492 wich is the cause of the current tense situation because it is realised when AFGEM starts to operate it will follow the laid down laws and procedures, and declare the actual value of exports and pay the proper taxes and royalties.

There have been many false allegations made against AFGEM, one of them being that 'branding' their product will give them a monopoly and that others will not be able to sell their stones.

Nothing is further from the truth because the investment made in marketing and exploration of markets will open doors to other exports. There are no laws that prohibit others from having their own brands of Tanzanite, just like there is NIKE and FILA, both brands of sports shoes.

It will be absurd to say that AFGEM has flooded the market because it has not yet even started production, and all that it has been doing is investing in infrastructure and test marketing.

AFGEM has made a huge investment and this means it has a long term view and hence it cannot flood the market, thus lowering prices, and eventually failing to recover its investment.

Indeed the area under dispute has never belonged to the small scale miners. It was previously under the STAMICO subsidiary, Tanzania Gemstone Industries Ltd, before it was privatised and sold to SAMAX and Graphtan.

The company was being liquidated by KPMG and advertised in the papers, and hence AFGEM rightly acquired it in a competitive open tender.

It going to use the latest technology which is used in diamond mining and hence the mineral recovery rate will be higher. It will invest in cutting and polishing operations, and this will add value to rough Tanzanite and realise more export earnings.

Besides transfer of technology, it will create employment directly and indirectly for over 500 people.

AFGEM plans to invest in community services like schools and hospitals as part of good corporate governance with social responsibility.

Provision of water and electricity will not only benefit the small scale miners but also the residents of Mererani. Let selfish individuals not be allowed to destabilise Mererani so that the country is delayed from benefiting from this viable investment in large scale mining of Tanzanite.

Our politicians and other well-wishers should educate the small miners that they can co-exist in peace with AFGEM and the country, themselves included, will now benefit for the first time in a big way from Tanzanite and gemstone mining.

We can not simply brand them 'kaburus' without recognizing that they are serious investors, unlike the speculators, and conmen who have been exploiting the country.

South Africans are in banking, telecommunications, the brewery industry and we have not witnessed racial tensions in these companies. We should not allow anyone to raise the cry of "racism" for selfish reasons, thus scaring away investors.

FINANCIAL TIMES, MAY 9 – 15, 2001

Social and Economic Outlook

Policy challenges of the Mererani crisis

By Ani Jozeni

LOW key protest has been heard among officials both of the Tanzania Posts Corporation (TPC) and the suprevisory body, the communications commission, on services by private providers, seemingly making the playing field uneven for the corporation. Their criticisms were however directed at a number of unlicenced operators, whose volume of traffic or market share was unclear. Business must be roaring for licenced ones.

A direct corollary to such an observation is why the same isn't the case for the posts corporation, if at least their disqueit has a connection with a declining business turnover. The reason can only be limitations of efficiency, unless unpaid services for conducting postal services for government departments (in similar manner as unpaid TANESCO or DAWASA claims) also come in. But is this the main reason for problems?

While there is no issue that unlicenced operators make the going difficult for the corporation, there is as yet a major weakness in such an observation.

It does not say whether it is the general presence of private sector postal service providers which is at issue, or merely a handful of non-licenced ones at various towns. For the major private operators, both foreign and local, were listed as having valid permits from the commission, levelling the field.

If this supposed scenario was correct, then it would follow that private operators would also feel the pinch, and assuming that the state postal service has a wider reach and client base, it should least suffer. When the opposite happens, it follows that its operations require margins of returns especially from high premium type of services now being gobbled up. Sending money is one such service, where a single act earns thousands.

There is no surprise that when it comes to money mailing services there isn't much business the state postal services would be doing at the moment, as confidence with clients was eroded way back. What it might still find in that regard are gaps in private operations, either for lack of knowledge, or insufficient reach. A few of the newer operators basically cover municipal areas; they are reliable for courier between towns, not farther.

A number of limitations appear when it comes to operating a money service, as certain postal operators even running up sub-post offices often hesitate, or simply refuse, to conduct such transactions. A few ones may not carry letters around but accept parcels, and especially sending money packets to clients in other towns. Both these types pose different sorts of challenges to the postal service, with each biting away at its share.

What therefore misses from such complaints is whether, were these additional providers whom the postal corporation or the commission is aware they exist and hold no permits were to obtain them, the problem then ceases. This is where officials appear to carry foreign material into the issue, for if there is uneven play field the reason isn't firstly licences, but efficiency. If these operators get licences, would TPC find any real relief?

Issues of licenses belong to government revenue, while uneven playing field for the postal service is firstly a structural issue, not one that is tied up with a few unlicenced operators.

The idea or supposition comes to saying that those who are licenced pose no real threat to TPC, but the problem starts once unlicenced ones are included. It is as if a permit is so expensive that operating costs shoot up rapidly, thus

At a certain point it seems that the postal service will itself have to be disbanded and divested to either one of currently licenced operators or a new bidder, if there are major foreign service providers interested in a rump postal service.

The cream of business, as in the divestiture of the National Bank of Commerce, were in the first place taken up by private providers. But the network and government loyalty still remained an asset.

The disquiet from the postal service basically arises from the fact that there is no divestiture of this sort that is already taking place, only a kind of "restructuring," commercialisation etc where protection is a key word.

And since little of this can be assured, attention is directed at fringe operators perhaps having no permits, not at sharks eating away at the state postal dinosaur. What is uneven isn't licences but management styles.

Statement by the Arusha Regional Commissioner (RC)

"AFGEM ARE LEGITIMATE INVESTORS" - ARUSHA RC

The following is a Special Announcement made on Thursday, 10 May 2001 by the Arusha Regional Commissioner, Mr. Daniel Ole Njoolay, regarding AFGEM's involvement in Tanzania:

Dear Residents of Arusha,

I believe most of you are aware of the recent spate of clashes at the Merelani tanzanite mines. Perhaps what you do not know well are the reasons behind this problem, especially those involving the unlicensed small miners (Appolos) and African Gem Resources Limited (AFGEM).

As Regional Commissioner for Arusha, I intend to tell you the truth concerning this matter. I have decided to do so in this particular way, because there is a malicious propaganda being carried out by some people who aim to obtain cheap popularity.

The recent clashes between the Appolos and AFGEM are a result of the following reasons:

(a) The Appolos and the so-called takeaways' invasion of Block C in pursuit of gemstones, despite knowing that in so doing, they are trespassing.

(b) The Appolos do so at the instigation of some plot owners on Block B aiming to frustrate the South African investors; or to cause a major riot in which people could die. The intention here is to finally force the government to kick out AFGEM.

(c) If that were to happen, they believe, the area would be relocated to small miners, the way Block B was relocated in 1994.

In all the said clashes, our youths, the Appolos have either lost lives or sustained serious injuries. But none of these casualties has occurred outside Block C that belongs to AFGEM. At all times, the problems between the two sides have occurred on AFGEM's premises. So who is to blame?

The third phase government cherishes transparency and truth and governs according to the law. Furthermore, the government is implementing our ruling party's (CCM) 2000 election manifesto, which encourages both large, and small – scale miners to co-exist peacefully.

As such it is imperative that the regional authorities implement the manifesto as follows:

(a) By enforcing law and order
(b) By protecting all investors (both local and foreign).

To do otherwise is to go contrary to our party's manifesto.

Unfortunately, some people, even some leaders, have been spreading propaganda that some of us (including the RC, DC, MPs etc) have sold out to the South Africans, that we have been bribed to tow AFGEM's line.

Those who are spreading these lies see themselves as very patriotic and defenders of the people which is utter nonsense. They have created enmity between the leaders and our youths (the small miners) with whom we have always enjoyed good relations. These young men have helped us a lot in several development projects and I have no personal grudges against them.

However, I have every reason to defend the good name of this country by treating each and everyone equally, without any prejudice, be it racial, tribal or otherwise. I swore to protect the constitution of this country.

I therefore, ask all residents of Arusha, especially those who own mining plots (small miners) at Merelani to disregard the lies being spread around. I ask all of you to realize that the perpetrators of this campaign are self-centred people.

Furthermore, I call upon all plot owners not to waste their money because of these people who are dreaming of convincing the government to revoke AFGEM'S license.

I would not like to give you false hopes. I must affirm that it is impossible to remove AFGEM from Block C at the behest of riotous young men, unless it is so decided by a court law. Because if the government were to do so, it would be committing the following mistakes:

(a) It would be contradicting its own policies
(b) It would be fomenting crisis, instead of pursuing the rule of law.
(c) It would be setting a bad precedence for other investors elsewhere in the country.

Therefore, I plead that each group remains in its rightful area, without provoking the other in any way whatsoever.

Never shall the government entertain chaos. However, in case of genuine problems among the parties, all stakeholders should sit down together to sort them out rather than resort to riots.

I thank you all

Daniel Ole Njoolay

Regional Commissioner

Arusha

The Guardian, Dar es Salaam

Ref : Mererani Small Miners In Gangland Gun Battles

By : Guardian Correspondent, 13/5/01, Arusha

In a pointer to the source of a recent spate of invasions by unlicensed miners (Appolos) on the premises of African Gem Resources (AFGEM) at Mererani Arusha, several miners ran a gangland gun battle last Thursday for the control of the tanzanite gemstone and settling an alleged vendetta among themselves.

Arusha Acting Regional Police Commander (RPC) Suleiman Kova said Saturday that the gun battle occurred on plot B owned by one Lukas Loita. Two miners Godfrey Elias (32) and Aloyce Lori sustained injuries and were treated at the Mount Meru hospital in Arusha, the RPC said.

Explaining the incident, the RPC said that over 200 small miners invaded Mr. Loita's plot to grab tanzanite that is now readily available from the area and that one person Yoram Rashid has been arrested for firing his pistol and injuring one Issa Rashid in the fracas.

Eyewitnesses said the shooting spree started at 2.10 p.m. when a large group of angry miners invaded the Luka Mining Licence prompting the plot's security guards to open fire to keep the invaders at bay. According to filmed evidence of the incident, the attackers were demanding payment from sponsors of their earlier invasion of AFGEM's premises on Block C.

There are unconfirmed reports that the unlicensed miners are yet to be paid between Shillings one and five thousand for taking part in the March 24 and April 28 invasions on the South African company which left one person dead.

In the first invasion, about 300 armed miners forcefully entered Block C demanding an immediate expulsion of the South African investors, and 250 more entered the area on April 28 but were chased away by the Field Force Unit (FFU). So far, no one has been arrested in connection with the clashes.

Following the escalation of insecurity in the area, the RPC has said the police would soon launch a special operation to net all unauthorised person at Mererani which was recently declared a controlled area by the Minister for Energy and Natural Resources, Mr. Maokola Majogo.

The clashes between the small miners and AFGEM have resulted in a legal suit against the latter which is on-going at the moment and the formation of two committees, one by the Regional Commissioner Mr. Daniel Njoolay and another by the Minister. Mr. Njoolay has promised to make public the findings of his committee as soon as they are ready.

Prior to the current stand-off, Merelani was the scene of bloody tribal clashes involving the Sonjo and the Luo, who at different times fought against the unlicensed miners (the appolos) resulting in at least 17 deaths and the expulsion of ethnic Luos from the mines.

One Arusha-based economist has blamed the Merelani saga on widespread smuggling of the tanzanite gemstone, a state of affairs, he said, benefiting parties would like to maintain forever.

According to available statistics, Tanzania has so far been earning only ten percent of the gemstones' world sales, currently standing at a whooping $ 150 million per year, with most exports originating from neighbouring Kenya. Tanzanite is only found at Merelani in Tanzania.

Official records show disagreeing revenue figures between the small miners and licensed gemstone dealers. For four years between 1996 and 2000, the records show the small miners produced only 65 kilogrammes of tanzanite, while AFGEM produced a total of 76 kilogrammes in the last quarter of 2000.

Observers say the tanzanite problem is aggravated by some political heavyweights who have vested interest in the gemstone discreetly owning mining plots at Merelani. The other problem, they add, "is the dangerous tendency by local tribes to think that tanzanite is an exclusive endowment to them, being a wrong signal, they say, to other tribes in mineral-rich areas throughout the country.

According to Tanzania's mining law, the government encourages both small and large investors to co-exist peacefully, although the small mining area at Merelani makes co-existence between an organised investor and an unorganised lot difficult, if not impossible all together.

Financial Times

Afgem digs in over tanzanite

By Nicol Degli Innocenti
Published: May 22 2001 16:53GMT | Last Updated: May 22 2001 21:44GMT

When African Gem Resources (Afgem), a South African gemstone company, last year acquired the rights to mine two-thirds of the tanzanite reserves at Merelani, northern Tanzania, it seemed like a perfect deal.

Merelani is the only source of tanzanite, a violet-blue gemstone that is increasingly popular in jewellery.

Construction was proceeding according to plan and the mine was due to be inaugurated in a few months, with the aim of extracting some 22m carats of tanzanite over the next 20 years.

The Tanzanian government had given the project its full backing. Afgem had undertaken to create a beneficiation centre, where stones are cut and polished, and to invest in schools and healthcare, promoting social development in the area.

Moreover, the government was keen to see an end to decades of smuggling and finally to see some tax revenues from tanzanite exports. Official tanzanite exports are estimated at no more than $10m a year, while annual imports into the US alone are worth about $300m.

"The scale of smuggling is colossal," says Mike Nunn, Afgem's chief executive. "It is all revenue lost to the government."

However, three small miners' associations last month filed claims against Afgem, accusing it of taking away their livelihood, of operating illegally and seeking to monopolise the market.

They even claimed Afgem buried 20 miners alive by filling in some illegal mine shafts. The miners also asked for Afgem's license to be revoked, claiming it had been unfairly obtained.

Afgem disputes all the claims, and the Tanzanian high court is expected to decide next week whether to throw out the case or to hold a hearing. The government has already confirmed the company's licence is valid and has sent police to help guard the mine.

Mining has been one of Tanzania's success stories, attracting more than $700m of foreign direct investment since 1997 thanks to the country's attractive resources and to generous government incentives. Barrick Gold of Canada, Ashanti of Ghana and AngloGold of South Africa are among the heavyweights that have invested in the country. That helps explain why the government is strongly backing Afgem.

"When Barrick Gold started developing their Bulyanhulu mine a few years ago, the same thing happened," says Samuel Sitta, head of the government's investments unit.

"They too were accused of burying miners alive and other crude and fanciful claims. But the accusations crumbled and Barrick is operating one of the best gold mines in the world."

For its part, Afgem is determined to stay. "We have invested $8m and plan to invest a further $12m in Merelani," says Mr Nunn.

"We are not going to be deterred by such outlandish claims and we remain committed to this country. We have faith in the government and we are in this business long-term."

"Both central and local government are determined to protect Afgem's legitimate interests," says Mr

Sitta. "The message we are sending is clear: this sort of thing will not be tolerated in Tanzania. This country just does not work like that. Bona fide investors' rights will be protected."

Nevertheless, Afgem's predicament highlights the difficulties of operating in Africa. The company's shares have dropped from R4 nine months ago, when it listed on the JSE Securities Exchange in Johannesburg, to the current R1.50.

"I have stopped caring about our share price," says Mr Nunn. "If we concentrate on the business and make profits, the price will look after itself."

Afgem's maiden annual results as a listed company, released yesterday, showed operating income of R23.1m for the year to end-February against a loss of R8.8m a year earlier, while attributable profit increased from R1m to R20.9m..

"We have big plans and we are moving in the right direction," Mr Nunn says.

NEWS CLIP
Business Day
129310
Issue: 22 May 2001
Region: National
Circulation: 43 686

Afgem results defy group's low share price

Ilja Graulich

GEMSTONE company African Gem Resources (Afgem) has presented maiden annual results as a listed company that defy the group's low share price.

Afgem showed operating income of R23,1m against a loss of R8,8m in the previous year, while bottom-line profit increased from R1m to R20,9m for the year to end-February. Revenue increased from R8,5m to R41,1m.

Afgem said its balance sheet was strengthened by a cash introduction of R80m through the issue of shares on the JSE Securities Exchange SA last year.

Afgem said no dividend would be declared or paid in the current financial year, while declaration of a dividend in the next financial year would be considered, especially if no acquisitions were impending and no new project financing was required.

Afgem said it continued to evaluate ore resources which suggested significant further potential for gem-quality tanzanite beyond that indicated at the feasibility stage.

Afgem said it was looking at initiating an American depository receipts (ADRs) programme with the Bank of New York.

"ADRs will enlarge the market for Afgem shares, create more diversified investor exposure and with an aggressive equity marketing strategy, will enhance the international image of the company."

The share price ended unchanged at 150c yesterday.

The company listed at 400c a share in August last year.

NEWS

Press clippings

↓ it may be there already

NEWS CLIP

Star Business Report

129308

Region: Gauteng

Circulation: 168 013

Afgem glitters as profit leaps from R1m to R21m

RONNIE MORRIS

Cape Town – African Gem Resources (Afgem), the coloured gemstone group, yesterday released glittering maiden results which showed an increase in attributable profit from R1 million to R21 million.

It declared earnings a share of 17,65c and shareholders received a 26.74 percent increase on their investment.

Its main mining operations are for tanzanite, a rare stone used for jewellery that is only found in Tanzania

The industry is estimated to be worth as much as $300 million a year in the US alone, yet Tanzania exports between $8 million and $10 million.

Mike Nunn, the chief executive, said the healthy profits were achieved by meeting sales targets and the capitalisation of preproduction expenditure of the group's mining operations in Tanzania.

Income from operations grew from R8,5 million last year to R41.1 million, mainly from sales derived from ongoing bulk sampling, benefication and trading activities.

The company has consistently denied allegations that it buried 20 local miners alive last year when it used a bulldozer to close two mine shafts that the local miners had dug illegally on its property.

Alex Magayane, a Tanzanian government official and zonal mining officer, was also sceptical about the claims and said news of that nature would have been become public knowledge quickly.

The group's balance sheet was strengthened by a cash injection of R80,7 million through the issue of 23 ,9 billion ordinary shares at R4 a share prior to the listing of all issued shares on the JSE Securities Exchange.

Afgem was untraded at R1.50 yesterday.

Nunn said the significant increase in gross margin from 49 percent to 83 percent was mainly because of the low mining costs allocated to development production.

NEWS CLIP
Sake - Beeld
129313
Issue: 22 May 2001 Region: Gauteng Circulation: 110 119

Afgem behaal groei danksy kontantinspuiting

Die myngroep African Gem Resources (Afgem), wat spesialiseer in die ontginning van gekleurde edelgesteentes, het in die jaar tot einde Februarie sy wesensverdienste per aandeel tot 17, 65c verhoog teenoor 1,47c die vorige boekjaar.

Die inkomste uit bedrywighede het van R8,526 miljoen tot R41, 14 miljoen gegroei. Die toeskryfbare wins het van R1,034 miljoen tot R20, 965 miljoen gestyg.

Die maatskappy het die skerp styging in wins toegeskryf aan die bereiking van verkoopsdoelwitte en die kapitalisering van voorproduksiebesteding by sy mynbedrywighede in Tanzanië.

Afgem het gesê sy balansstaat is versterk deur 'n kontantinspuiting van R80,746 miljoen deur die uitreiking van 23,904 miljoen gewone aandele teen R4 per aandeel voor sy notering op die JSE Sekuriteitebeurs verlede jaar.

Die aansienlike styging in die bruto winsgrens, van 49% tot 83%, was volgens Afgem hoofsaaklik vanweë die lae mynboukoste in sy ontwikkelingsproduksie.

In die vorige boekjaar is die meeste van die materiaal teen 'n hoër koste van buite die maatskappy aangekoop.

Geen dividend sal in die lopende boekjaar verklaar word nie, maar dit sal in die volgende boekjaar oorweeg word, veral as daar geen verkryging hangende is en geen nuwe projekfinansiering benodig word nie.

Afgem sal voortgaan met die eksplorasie vir bronne van tanzaniet en mynontwikkeling.

Die maatskappy beplan om kommersiële produksie aan die einde van die jaar te begin.

Agfem se aandeelprys was gister onveranderd op 150c. – (Sapa-INet-Bridge)

NEWS CLIP

Pretoria News Business Report

129309

Issue: 22 May 2001 Region: Gauteng Circulation: 269 08

Afgem glitters as profit leaps from R1m to R21m

RONNIE MORRIS

Cape Town – African Gem Resources (Afgem), the coloured gemstone group, yesterday released glittering maiden results which showed an increase in attributable profit from R1 million to R21 million.

It declared earnings a share of 17,65c and shareholders received a 26,74 percent increase on their investment.

Its main mining operations are for tanzanite, a rare stone used for jewellery that is only found in Tanzania

The industry is estimated to be worth as much as $300 million a year in the US alone, yet Tanzania exports between $8 million and $10 million.

Mike Nunn, the chief executive, said the healthy profits were achieved by meeting sales targets and the capitalisation of preproduction expenditure of the group's mining operations in Tanzania.

Income from operations grew from R8,5 million last year to R41.1 million, mainly from sales derived from ongoing bulk sampling, benefication and trading activities.

The company has consistently denied allegations that it buried 20 local miners alive last year when it used a bulldozer to close two mine shafts that the local miners had dug illegally on its property.

Alex Magayane, a Tanzanian government official and zonal mining officer, was also sceptical about the claims and said news of that nature would have been become public knowledge quickly.

The group's balance sheet was strengthened by a cash injection of R80,7 million through the issue of 23 ,9 billion ordinary shares at R4 a share prior to the listing of all issued shares on the JSE Securities Exchange.

Afgem was untraded at R1,50 yesterday.

Nunn said the significant increase in gross margin from 49 percent to 83 percent was mainly because of the low mining costs allocated to development production.

NEWS CLIP
Sake - Burger Oos Kaap
Issue: 22 May 2001 Region: Eastern Cape Circulation: 114 082

MAATSKAPPYE NUUS



AHI steun arbeidwet

Die lede van die Afrikaanse Handelsinstituut het ten gunste van 'n skikking oor arbeidswetgewing gestem wat in die Millennium-arbeidsberaad bereik is tussen die land se topsake- en vakbondleiers. Sowat twee derdes van die AHI se lede het ten gunste van die skikking gestem. Die skikking maak onder meer daarvoor voorsiening dat vakbonde die reg verkry om te staak uit protes teen werkgewers wat arbeidsbesnoeiing toepas.

Midas se omset daal

Midas se omset het in die jaar tot einde Maart met 11% tot R914,578 miljoen gedaal. Sy wesensverdienste per aandeel is 6% af tot 73c.

African Gem floreer

African Gem Resources, wat spesialiseer in die ontginning van gekleurde edelgesteentes, het in die jaar tot einde Februarie sy wesensverdienste per aandeel tot 17,65c verhoog. Dié styging staan teenoor 1,47c die vorige boekjaar. Die inkomste uit sy bedrywighede het van R8,526 miljoen tot R41,14 miljoen gegroei. Die toeskryfbare wins het van R1,034 miljoen tot R20,965 miljoen gestyg.

Eersteling beding nog

Eersteling Gold Mining Company het gewaarsku dat hy steeds met onderhandelings besig is wat sy aandeelprys kan beïnvloed.

Aquarius se bestuur

Mnr. Stuart Murray is Aquarius se nuwe uitvoerende direkteur, terwyl mnr. Ed Nealon as voorsitter van Aquarius en ondervoorsitter van Kroondal aangestel is. Mnre. Michael Adams en Keith Liddell het as direkteure bedank.

Fonds weer oop

Gryphon-batebestuur het sy rand-gedomineerde buitelandse effektetrust, die Gryphon Imperial Internasionale aandeelfonds-van-fondse, weer oopgestel. Die trust belê in 'n reeks oorsese indeksfondse wat beleggers blootstel aan aandelemarkte in ontwikkelde ekonomieë.

Figaji nuwe I&J-hoof

Prof. Brian Figaji is as voorsitter van I&J aangestel. Hy was tot Februarie verlede jaar op dié direksie. Mnr. Angus Band, voormalige voorsitter van I&J, bly aan as direksielid.

NEI maan

Northern Engineering Industries Africa (NEI) het gewaarsku dat hy steeds met onderhandelings besig is wat sy aandeelprys kan raak.

Swart aangestel

Mnr. Francois Swart is met ingang van 21 Mei as besturende direkteur van Kolosus Holdings aangestel.

Marie Claire

129319

Issue: Jun 2001 Region: National Circulation: 56 997



Denim dress, made to order, from Errol Arendz; shawl, R650, from Wild Olive; silver belt, R3 995, by Jean Paul Gaultier from W

René Reay-Reeves; junior fashion editor: Kirsty Haupt; fashion co-ordinator: Suad Patel; hair and make-up: Justine Ma

from Heads; photographer's assistant: David Henning; reproduction: Scan Shop, Cape Town

treatments and manicure by: Hannalie van Dyk, 082 896 1729; freeform tent from Kilobush (021)510 4072/3 or email kilobush@mweb

-African Gem Resources and the Tanzanite Foundation

NEWS CLIP

Marie Claire

129319

Issue: Jun 2001 Region: National Circulation: 56 997









WIN a R50 000 rare and beautiful tanza

[illegible] of the world's rarest and most fashionable stones. And now you the lucky reader to win a R50 000 tanzanite set in gold jewellery Tanzanite Foundation, Charles Greig Jewellers and *marie claire*.

the beauty of africa

[illegible] make gemstones such objects of [illegible] beauty.

[illegible] 1 000 times rarer than diamonds, this unique African beauty is fabled for its deep glowing blue and violet tones, and it is increasingly replacing sapphires as the world's most wanted coloured gem.

Tanzanite is desirable for another reason, too — one of Africa's best kept secrets, it's found only in Tanzania, nestled in the foothills of Mount [illegible] and supplies are limited, meaning that [illegible] there will simply be no tanzanite [illegible].

The story of tanzanite's discovery adds further to its allure. In 1967 a prospector was shown a tanzanite stone by a Maasai tribesman. He immediately saw the potential of this beautiful find and introduced it to the world through New York's famous jewellers, Tiffany & Co, christening it tanzanite and dubbing it "the most exciting gemmological event of the century".

the tanzanite foundation

Today, as it becomes increasingly desirable around the world, tanzanite is marketed internationally by the Tanzanite Foundation, which is sponsored by AFGEM, the South African coloured gemstone company that is custodian of two-thirds of the world's limited supply of tanzanite.

In order to ensure the quality of the tanzanite gems sold, the Foundation is responsible for certifying every premium quality [illegible] inscribing it with a unique regis[illegible]

designed by charles grei[illegible]

One of South Africa's leading [illegible] Greig is uniquely experienced [illegible] zanite jewellery. Who better th[illegible] setting for our fabulous prize?

"We've worked with tanzar[illegible] years, since it became comm[illegible] says renowned designer Chris [illegible]

Together with his brothers, C[illegible] generation of talents to run [illegible] family business.

"Tanzanite is best worn as a [illegible] or brooch," he advises.

NEWS CLIP

Marie Claire

129319

Issue: Jun 2001 Region: National Circulation: 56 997





"It's one of our preferred gemstones, and we know how to bring out the full potential and beauty of its fabulously vibrant colour. There is, after all, simply no other gemstone with such an intense and dramatic blue."

And here's your chance to wear a piece of jewellery that is truly fit for royalty. The winner of this special fourth birthday edition competition will receive an exquisite tanzanite gem valued at R50 000 and a personal consultation with one of the Greig brothers in Hyde Park, Sandton or Cape Town. Then, in accordance with their expert advice and your desires, Charles Greig … ate a unique jewel in 18-carat …

To enter, call the **marie claire** … line on 086 2222 038 (calls are … kom rates of R1.60 per minute) … with your name, address and phone … **marie claire**/tanzanite, PO Box … lands 2121. Entries close on …

For more information on Tanzan… the Tanzanite Foundation on … Charles Greig Jewellers on … (021) 418 4515 or visit www.…

TANZANITE
FOUNDATION

rules 1. This prize is not transferable. 2. This prize cannot be exchanged for cash. 3. Em… Caxton, the Tanzanite Foundation, AFGEM, Charles Greig, and their immediate families … tising agencies are not eligible for this competition …

NEWS CLIP

Mercury Business Report

129824

Issue: 22 May 2001 Region: KwaZulu/Natal Circulation: 40 292

Afgem glitters as profit leaps from R1m to R21m

RONNIE MORRIS

Cape Town – African Gem Resources (Afgem), the coloured gemstone group, yesterday released glittering maiden results which showed an increase in attributable profit from R1 million to R21 million.

It declared earnings a share of 17,65c and shareholders received a 26,74 percent increase on their investment.

Its main mining operations are for tanzanite, a rare stone used for jewellery that is only found in Tanzania

The industry is estimated to be worth as much as $300 million a year in the US alone, yet Tanzania exports between $8 million and $10 million.

Mike Nunn, the chief executive, said the healthy profits were achieved by meeting sales targets and the capitalisation of preproduction expenditure of the group's mining operations in Tanzania.

Income from operations grew from R8,5 million last year to R41,1 million, mainly from sales derived from ongoing bulk sampling, benefication and trading activities.

The company has consistently denied allegations that it buried 20 local miners alive last year when it used a bulldozer to close two mine shafts that the local miners had dug illegally on its property.

Alex Magayane, a Tanzanian government official and zonal mining officer, was also sceptical about the claims and said news of that nature would have been become public knowledge quickly.

The group's balance sheet was strengthened by a cash injection of R80,7 million through the issue of 23 ,9 billion ordinary shares at R4 a share prior to the listing of all issued shares on the JSE Securities Exchange.

Afgem was untraded at R1,50 yesterday.

Nunn said the significant increase in gross margin from 49 percent to 83 percent was mainly because of the low mining costs allocated to development production.

NEWS CLIP

Cape Times Business Report

129836

Issue: 22 May 2001 Region: Western Cape Circulation: 51 126

Afgem glitters as profit leaps from R1m to R21m

RONNIE MORRIS

Cape Town – African Gem Resources (Afgem), the coloured gemstone group, yesterday released glittering maiden results which showed an increase in attributable profit from R1 million to R21 million.

It declared earnings a share of 17,65c and shareholders received a 26,74 percent increase on their investment.

Its main mining operations are for tanzanite, a rare stone used for jewellery that is only found in Tanzania

The industry is estimated to be worth as much as $300 million a year in the US alone, yet Tanzania exports between $8 million and $10 million.

Mike Nunn, the chief executive, said the healthy profits were achieved by meeting sales targets and the capitalisation of preproduction expenditure of the group's mining operations in Tanzania.

Income from operations grew from R8,5 million last year to R41,1 million, mainly from sales derived from ongoing bulk sampling, benefication and trading activities.

The company has consistently denied allegations that it buried 20 local miners alive last year when it used a bulldozer to close two mine shafts that the local miners had dug illegally on its property.

Alex Magayane, a Tanzanian government official and zonal mining officer, was also sceptical about the claims and said news of that nature would have been become public knowledge quickly.

The group's balance sheet was strengthened by a cash injection of R80,7 million through the issue of 23 ,9 billion ordinary shares at R4 a share prior to the listing of all issued shares on the JSE Securities Exchange.

Afgem was untraded at R1,50 yesterday.

Nunn said the significant increase in gross margin from 49 percent to 83 percent was mainly because of the low mining costs allocated to development production.

NEWS CLIP

Sunday Times Business Times

129794

Issue: 27 May 2001 Region: National Circulation: 457 511

Tardy Afgem taxes investors' patience

Development of the Tanzanian mine is six months behind schedule, writes JULIE WALKER

SELDOM does one attend a company's results presentation and not be shown an income statement and balance sheet. Afgem's chairman and chief executive Mike Nunn touched only on highlights in his presentation to somewhat dissatisfied investors in Johannesburg this week.

The investors are unhappy because Afgem's share price has dropped from the 400c issue price to 150c only months later. It was not worth R4 then or now, but it raised R84-million and has not yet spent it.

The plan was to spend it all on setting up a tanzanite mining operation, Merelani, in Tanzania (tanzanite being a rare and pretty blue gemstone priced cheaper than rubies, emeralds and sapphires but at a premium to garnets and citrines etc). Only R33.8-million was spent in the year to February 2001.

Nunn says cash flow was more positive than expected but the main reason for the non-expenditure is that the project is six months behind schedule because the mining method had to be changed.

Nunn "vigorously disputes" a suggestion that the mine is a shambles. He says problems arose because the true dip of the ore body is 40°. This necessitated a revision of the plan put forward by Afgem's independent mining consultants SRK, whose proposal was "not relevant to the ore body," according to Nunn.

Nevertheless, more than 3 000 tons of gem-bearing material taken from the mine and from exploration and other samples were treated in the plant and more than 780 000 carats recovered, albeit at a lower yield than forecast.

Beneficiation comprises a factory in Johannesburg and a contract facility in Bangkok, both of them doing well. On marketing, Afgem is building "brand equity" for tanzanite itself; this difficulty matched the lack of availability caused by the delayed start of mining. "We are just short of [being] ready to begin the mining and marketing of the gemological find of the century — tanzanite," says Nunn in the annual report.

There have been other difficulties. Last month, Afgem advised shareholders that three mining associations in Tanzania had filed various charges against Afgem, members of its directorate and the previous Tanzanian minister of energy and minerals.

The allegations relate to the legality of Afgem's mining licence, taxes paid, alleged misconduct by Afgem staff towards small-scale artisanal miners and Afgem's alleged monopolisation of the tanzanite market. Afgem disputes the nature and basis of all claims.

In the year under review, Afgem's gross revenue was R41-million and attributable income R21-million or 17.7c a share. The seemingly handsome margin is distorted by capitalised development costs.

At this week's meeting, some who had paid R4 for Afgem wanted to know what the company was going to do about the loss in value. Nunn's view is that if Afgem performs this year, the price will recover and liquidity will improve. Lest we forget, Afgem's sponsor HSBC reminds how platinum miner Kroondal's shares listed in similar circumstances yet became top performers.

A media release adds that "in order to enlarge the market for the company's shares, Afgem will initiate an American Depository Receipts (ADR) programme with the Bank of New York. ADRs will create more diversified investor exposure and together with an aggressive equity marketing strategy, will enhance the international image of the company."

Nunn says market conditions have not favoured the pursuit of a strategic equity partner to absorb the relative weakness in share price and to add to strategic value, but Afgem is in preliminary talks with some potential partners.

While so much uncertainty remains, Afgem is unlikely to fly in the short term.



NUNN TOO PLEAS
disgruntled sharehc

NEWS CLIP
Business Day
Issue: 30 May 2001
Region: National
Circulation: 43 686
130063

Afgem staying the course in Tanzania

Nicol Degli Innocenti

Financial Times

WHEN African Gem Resources (Afgem), an SA gemstone company, last year acquired the rights to mine two-thirds of the tanzanite reserves at Merelani in northern Tanzania, it seemed like a perfect deal.

Merelani is the only source of tanzanite, a violet-blue gemstone that is increasingly popular in jewellery.

Construction is proceeding according to plan and the mine is due to be inaugurated in a few months, with the aim of extracting some 22-million carats of tanzanite over the next 20 years.

The Tanzanian government has given the project its full backing. Afgem has undertaken to create a beneficiation centre where



stones are cut and polished, and to invest in schools and health care in the region.

Moreover, the government is keen to see an end to decades of smuggling and finally to see some tax revenues from tanzanite exports. Official tanzanite exports are estimated at no more than $10m a year, while annual imports into the US alone are worth about $300m.

However, three small miners' associations last month filed claims against Afgem, accusing it of taking away their livelihood, of operating illegally and seeking to monopolise the market.

They even claimed Afgem buried 20 miners alive by filling in some illegal mine shafts. The miners also asked for Afgem's licence to be revoked, claiming it had been unfairly obtained.

Afgem disputes all the claims, and the Tanzanian high court is expected to decide next week whether to throw out the case or to hold a hearing.

The government has already confirmed the company's licence is valid and has sent police to help guard the mine.

Mining has been one of Tanzania's success stories, attracting more than $700m of foreign direct investment since 1997 thanks to the country's attractive resources and generous government incentives. Barrick Gold of Canada, Ashanti of Ghana and AngloGold of SA are among the heavyweights that have invested in the country.

"When Barrick Gold started developing their Bulyanhulu mine a few years ago, the same thing happened," says Samuel Sitta, head of the government's investment unit.

"They, too, were accused of burying miners alive and other crude and fanciful claims. But the accusations crumbled and Barrick is operating one of the best gold mines in the world."

A Rough Diamond



Africa has its own unique set of rules and one can't travel with First World preconceptions. Rosanne Buchanan experienced the exasperation and exhilaration of travelling through impoverished and untapped Tanzania

photography by Athol Sheppard



The name Serengeti, meaning "as far as the eye can see", was coined by the nomadic Masai people.

Landing in Dar Es Salaam, or simply 'Dar', as the locals refer to it, is like landing on some exotic island like Hawaii, with its lush green vegetation and palm trees. But without the 'Aloha'.

Give a bureaucrat a tidbit of authority and you create a power-hungry, frothing-at-the-mouth monster. But then again, maybe airport officials don't travel much which would explain why a warm welcome is lost. At any rate, waiting in a queue for an hour on arrival, being blatantly ignored by lazy, surly looking officials doesn't scream "welcome and have a nice day in Africa" to me ...

We tried to alleviate the mounting tension in the queue by trying to imagine what would be considered a stressful day for these passport control clerks. A dry mouth? You see, in Tanzania, visas are handwritten, manually licked and pasted into your passport. We were debating whether the visas were being lovingly calligraphied because, hell, it took forever and lots of shouting and officially staring past us to finally get the job done.

But it finally made sense why the capital is simply called Dar. I concluded that it had something to do with the fact that it is easier to write, considering the extreme slow pace in this particular part of the world. Scribes, they ain't. And don't expect change if you pay too much ... it's pretty much a 'keep the change' policy which, trust me, you aren't going to contest if you want to get out of the airport.

This grizzly mood was soon blotted out by the promise of an azure ocean and a hint of palm tree-studded, sandy shoreline as we caught our connecting flight to Arusha and once again ascended into the vast blue African skies. We were the guests of Halcyon Africa (a South African tour and hotel operator) and Afgem (which recently listed on the JSE and aims to brand and aggressively market the violet-blue gemstone Tanzanite to the local market). Indigenous to the Meralani region of northern Tanzania, Tanzanite is rarer than diamonds and the supplies are limited. Afgem has the rights to mine about two-thirds of the world's only known supply of Tanzanite and the group has plans in place to impose stricter quality control along all stages of the gem's route from mine to market. Africa has a bad reputation when it comes to the management of precious stones (particularly diamonds). The gem industry in Africa has more than a passing association with organised crime and guerrilla warfare.

Better known for their Blues restaurant and the 14-year-old Bay Hotel in Cape Town than their Tanzania operation, Halcyon is on a bit of a scramble for Africa. They acquired one lodge three years ago, built another, and are currently renovating and building another two hotels in Tanzania. The group also opened Redds restaurant in Arusha and will also operate Baraza restaurant at the new Holiday Inn hotel in Dar Es Salaam.

Why they chose Tanzania remains a mystery, but gung-ho managing director Dean Yeaddon sums it up by saying:

"I wouldn't do it if it weren't for the challenge." He's "excited by difficulty", and he talks about "putting feelers out in other African countries like Mozambique and Zambia" (equally laden, I believe, by red tape). So many operators have tried and failed because of the intense bureaucracy and difficult operating circumstances. It is true, though, that the establishment of more professional operations has a profound effect on tourism standards in these often under-rated destinations.

Redds restaurant is a spin-off from the Blues concept, except it's a grillhouse focusing on African meats. Not internationally politically correct with all the meat scares going on, but when in Africa, one should do as the Africans do. It's certainly one of the few tourist-friendly restaurants on the Arusha map, as the locals tend to hang out at some very iffy-looking sidewalk cafés and bars. Cuisine is not a main attraction in Tanzania, although we did hear about a place called Chicken on a Bonnet, a highly acclaimed car workshop by day and a pilipili (Swahili word for peri-peri) chicken spot by night.

Halcyon has started building Arusha Coffee Lodge, adjacent to Redds, on a lush coffee plantation around the corner from the Arusha airport. This is a good strategic place to be as Arusha is a buzzing economic centre for the coffee, wheat and maize business. The Swahili people are a gentle, friendly bunch, and hospitality comes easily for them. The nomadic Masai tribe has a strong presence in the northern region. They're a proud, aristocratic-looking people who are respected and feared by their fellow countrymen. Local legend has it that lions are inherently afraid of the Masai. Those lions which have dared to attack Masai cattle, have been hunted down by warriors, so perhaps fear is an appropriate response. The formidable Masai drink a blend of blood and milk from their cattle as a daily elixir, and this is a community in which female circumcision is still firmly practised.

Someone once told me that the Masai people have an air about them like no other tribe. They object to being photographed, as they believe that the camera robs them of a part of their soul. However, they seem happy to sell their souls, and for a couple of US dollars, you can snap away. You won't crack a smile though.

The problem with African countries is that you travel far and wide to get anywhere. Tanzania is the size of Germany and France combined, and the roads are not that great, so it tends to take a while to get places. It took us the better part of a day to reach Treetops Lodge in the Tarangire Conservation Area, where we met our hosts, Werner and Chantelle Stubenvoll, ex-restaurant owners from Johannesburg. He's a Swiss-trained chef so the food is a far cry from bush grub. It's an impressive fusion of local fresh produce with international flavours.

Night-time at Treetops is not for the faint-hearted. Accommodation is literally treehouses wedged into clusters of baobab, mopani and wild fig trees. Although very luxurious, with all the creature comforts like a hot shower, running water and a toilet in each 'room', I could give



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REDDS
african grill house



top: The drama of East Africa includes an ever-changing skyline.

above: The Masai people are camera-shy as they believe the camera steals part of their soul.

opposite: Tanzania is home to more than 50 different gemstones. Tanzanite's mesmerising colour stems from its three-colour axes captured in the stone and depending on which angle you view the stone, the colour changes from velvet blue to violet.



above: The [illegible] beaches of Zanzibar

below: Blues in Stone Town is based on the same seafood concept as its counterpart in Cape Town.

opposite: The bustling streets of Stone Town.





Rosanne Buchanan was the guest of *Halcyon*, *Afgem* and *SAA*. *SAA* flies to Dar Es Salaam every Thursday, Friday and Sunday. An itinerary like this one, including an 8 night stay at the two safari lodges and a visit to Zanzibar during high season (every month except April and May) would cost in the region of US$2 380 per person.

Halcyon currently has a mid-week safari special including one night in Dar Es Salaam and three nights at Migration Camp for R10 999, valid until September.

(April) is the dreaded tsetse fly invasion. Although they're only rife for two months of the year, they are a menace and can inflict a nasty bite. Not even our repellent sprays were enough to discourage these bloodsucking pests. They descended on our Landrovers in droves, attracted by the smell of plump flesh, we presumed. By the end of our stay at Migration Camp, my fellow travellers and I had written the script for a blockbuster movie about killer tsetse flies, clinging onto the Landie's windows, teeth gnashing ... (this part is true — they're incredibly persistent). It's malaria country, but believe me, the mozzies were much less pesky than the flies.

From Migration Camp, we headed off to the spice island of Zanzibar. Again, much travelling involved in getting there. Almost eight hours later, the weary bunch arrived at a muggy, wet Zanzibar. It was like visiting a different country altogether. The island was Arab controlled for many years and as a result, the population is 80 percent Muslim. The Arabian architecture still dominates the old city of Stone Town, with some influence by the Portuguese and British during spates of colonial rule.

Being sensitive South Africans, we found the animosity among the locals and the Arab population to be tangible — we didn't fancy the vibe. Although the people are not openly hostile, tourists are treated with a certain degree of wariness and there have been reports of tourism safety infringements on the island over recent years. Being a predominantly Muslim country, there's no violent crime and although theft is a 'cut off your hand' offence, adjusting a bar bill by just a dollar or two is simply regarded as shrewd business acumen!

Although its beaches are picture perfect with its palm trees and white sand and it is a divers' paradise, it is a desperately poor island. Along with poverty comes stench and filth. Most of the plush hotels are situated further along the East coast of the island, far away from Stone Town.

This little piggy went to the market ... expecting aromatic spice sensations and instead had the olfactory experience of fish, meat and vegetables that had passed their sell-by date. After that, the narrow, serpentine streets of Stone Town left me cold, with its greedy, tourism-deprived shopkeepers and menacing motorcyclists.

Zanzibar has a barbaric history, being the last home to the slave trade and the scene of a bloody revolution against Arab rule in 1964. It was also the birthplace of Farokh Bulsara, better know as Freddie Mercury, the late frontman of Queen.

Situated on a prime site — the old Sultan's boathouse — Blues seafood restaurant is built on a cantilevered deck over the water and is undoubtedly the best food spot in Stone Town. The Magni brothers, owners of Blues in Cape Town, bought into Dean's plan two years ago to build a similar concept in Zanzibar and it's been a resounding success. The group is now negotiating the purchase and renovation of Le Grande Hotel, a mere stone's throw away from Blues.

Judging by the standards at the other two lodges, this will be the place to stay on the island.

We anticipated that the Zanzibar leg would be the highlight of the trip but instead, found it a disappointment. The hotel we stayed in — the Blue Bay Beach Resort — although a stunning property, was an hour's drive from Stone Town and with the onset of the rainy season and a dicey political climate, it probably wasn't the best time to visit the island.

Often the beauty and charm of Africa is lost on we spoilt South Africans, but the Serengeti was the highlight of this trip. The dramatic skyline can enfold you in its candyfloss haze or it can be a threatening space to be in. This is typical of travel in any African country — you have to be prepared for the manic-depressive nature of the terrain, along with the socio-economic highs and lows. But if you're the adventurous outdoor type, you've certainly found the right continent. ●



Tanzania Travel Tips

- Take malaria tablets.
- You'll need a yellow fever vaccination, but the good news is that it is valid for 10 years.
- Don't leave the house without insect repellent!
- Pack light, cotton clothing, with sleeves at night to prevent bug invasions and mosquitoes.
- Pack walking shoes.
- Take tummy muti just in case.
- Currency is the Tanzanian Shilling, but US dollars are accepted at most markets.
- This is 'tip for everything' country, so be prepared to tip askaris, game rangers and hotel staff.
- A Coke at a hotel costs between one and two dollars.
- Don't drink the tap water; only drink the bottled variety.
- The best time to visit Tanzania is during the dry season (June to December).



WIN a unique, dazzling 3ct tanzanite gemstone worth R30 000

... Diamonds may be a girl's best friend, but tanzanite will be the love of her life.

For thousands of years beautiful clothes and jewels have symbolised strength and joy and to this day, women adorn their bodies with precious metals and gemstones as tokens of their inner strength and individuality.

They recognise and appreciate accessories as more than mere commodities, and see them as having the power to make a statement about who they are — in this regard tanzanite has a truly unique voice.

Masai herders, drifting across the foothills of snow-capped Mount Kilimanjaro, were the first to discover the deep, penetrating beauty of the tanzanite gemstone. The breathtaking beauty of the surrounding area — from Africa's deepest lake, Tanganyika, to its highest peak, the legendary Kilimanjaro — mirror the exquisiteness of this precious stone.

The exclusivity of this stone to Tanzania, as well as its reported estimation of being a thousand times more rare than a diamond, contributes to it being a worthwhile and savvy investment. It provides women of today with a timeless, sophisticated gift.



To enter, simply call our competition hotline at 086 22 22 043. You may call as many times as you like. Calls are charged at Telkom Competition rates of R1.60 per minute. OR send us a postcard with your name, address, phone number and answer to the following question to PO Box 473012, Parklands, Johannesburg, 2121. This competition closes May 21, 2001.

Question: What is the only country in which tanzanite is found?

(Staff of the Tanzanite Foundation, their advertising agency and immediate families are not eligible to enter)

TANZANITE FOUNDATION



Press Release – June 2001

AFGEM is a vertically integrated coloured gemstone company, with its core activities comprising the exploration, mining, beneficiation and marketing of high value coloured gemstones found in sub-Saharan Africa.

The coloured gemstone industry to date has been typified by small-scale mining, low quality beneficiation (cutting and polishing) and fragmented marketing. Given the market's growing demand for colour, **AFGEM** recognised the window of opportunity: on 8 August 2000, **AFGEM** listed on the JSE Securities Exchange as a vertically integrated coloured gemstone company, with their core activities being exploration, mining, beneficiation and wholesale marketing of high value coloured gemstones.

AFGEM's Special Mining Licence renders it custodian to two-thirds of the world's known reserves of tanzanite: an exquisite violet-blue gemstone, unique to the foothills of Mount Kilimanjaro, northern Tanzania. Whilst demand for tanzanite in South Africa is still budding, the gemstone enjoys immense popularity in the United States, where it ranks second only to sapphire in terms of dollar value sales. **AFGEM** will continue its supply to the US, Far East and Europe in a drive to expand existing markets and penetrate those as yet untouched.

AFGEM's marketing strategy includes a unique branding campaign, entailing the laser-inscription of its tanzanite treasures with the 'Tanzanite Foundation' brandname. In future, a state of the art gemstone viewer will allow tanzanite owners to view the distinct laser-mark, providing them with the assurance that the stone has been accurately graded, that it was mined in a conflict-free country under safe conditions and that a portion of the purchase price will be re-channelled into social investment initiatives in Tanzania.

Aside from its vast natural resources, the politically stable Tanzania is the proponent of a new mining act. At the 'Investing in African Mining Conference' held in Cape Town earlier in February this year; Honourable Minister Edgar Maokola Majogo, Tanzanian Minister of Energy and Minerals, embraced **AFGEM**'s contribution to their tanzanite industry thus far, and offered his full support of it's future strategies.

AFGEM is currently directing its resources towards the continued exploration and development of their Merelani Tanzanite Mine, with production scheduled to commence within the second quarter of the year. **AFGEM**'s cutting facility in Johannesburg will soon be one of the world's most advanced coloured gemstone lapidaries (gemstone cutting and polishing facility). The group intends to transfer the knowledge it has accumulated locally by establishing a cutting facility in Tanzania.

AFGEM will be launching the Tanzanite Foundation brand throughout the world this year, and jewellery lovers can expect to see tanzanite grace the pages of both local and international magazines.

With strong cash flow and resilient profit margins, **AFGEM** is in the financial position to marry the natural gemstone wealth of sub-Saharan Africa with the technology and human resources required to take it to market. "Our tanzanite project is our whetstone," says Mike Nunn, chairman & CEO of **AFGEM**. "There are many opportunities, and with the resources we have available, we are well-poised to take advantage of several of them."

Corporate Review

Tanzanite: a tri-colour scenario

The Tanzanite Project is AFGEM's first vertically integrated endeavour and as such, incorporates all core activities, from mine to market.

Tanzanite is a relative newcomer to global gemstone markets and its popularity belies its marketing spend to date. The rarity of the gem, its single source and its trichroic beauty (tanzanite radiates different colours from each of its three crystallographic axes) have been sufficient for it to rank as one of the most popular coloured gemstones in the United States, offering aggressive competition for ruby, emerald and sapphire.

Despite a history of price fluctuations and the fact that demand continues to outstrip supply, tanzanite prices have remained relatively stable over the past few years. It is AFGEM's strategic objective to improve supply continuity of tanzanite and thus contribute positively to price stability, in the interests of nurturing confidence in the industry and in the investing public.

AFGEM's strategic goals

AFGEM's vision is to become the world's foremost vertically-integrated coloured gemstone business, with its primary strengths being mining, beneficiation, branding and wholesale marketing. Target products have been confined to high value coloured gemstones and operations are focused on politically stable sub-Saharan Africa states with progressive mining acts and investment policies.

AFGEM operates within a US$ 6-10 billion per annum industry that is both fragmented and largely informal. Unlike the diamond industry, the coloured gemstone business is characterised by small mining companies and local artisanal miners. Most of these operators have a short-term vision and are under-capitalised. Consequently, there has been little systematic exploration for new deposits and for extensions to existing deposits. Where exploration has been conducted and mining operations initiated, no formal business entity has instigated vertical integration, benefiting from the margins from mine to market.

There are numerous occurrences of coloured gemstone deposits in Central, Southern and East Africa (including Madagascar), such as tsavorite, alexandrite, ruby, emerald, sapphire, tourmaline and aquamarine. Most of these deposits are either exploited on an informal scale or have ceased production due to lack of capital and expertise.

While AFGEM does not intend to conduct 'grass roots' exploration, further exploration is currently underway in the Merelani tanzanite mining area. The medium term future will see AFGEM undertake exploration of existing and potential projects elsewhere in sub-Saharan Africa.

AFGEM's mining licence: in black and white

AFGEM's Tanzania subsidiary, Merelani Mine Limited, was granted a Special Mining Licence (No.SML 08/92) in accordance with the provisions of Section 39 of Tanzania's Mining Act of 10 March 2000. This licence confers on Merelani Mine Limited the exclusive right, subject to the provisions of the Mining Act, to carry out mining operations for tanzanite (or any other minerals and gemstones) in the area to which the licence relates. The area is 8 square kilometres and represents a significant fraction of the world's only known source of tanzanite.

The licence was attained via a tender process after the business of the previous licence holders was liquidated.

Tanzania: a colourful future

Tanzania has been cited "Africa's investment destination of choice." A progressive new Mining Act, attractive fiscal policies and a history of political stability have afforded large mining companies the opportunity to maximise the mineral wealth of the land. The International Monetary Fund identified Tanzania amongst 5 African countries likely to maintain strong economic growth as a result of macroeconomic and structural reforms.

With inflation figures down to about 7% (from highs of 25% in early 1996) and real GDP growth in the region of 4% per annum, the future looks promising. Certainly, the new Mining Act and the progressive policies to attract investment into the mining sector have yielded positive results. In 1998, mineral exports represented 4.5% of total GDP. By 1999, the figure had risen to 13.2%.

At a social level, 70% of Tanzanians are literate, with 81% of children enrolled for primary school. Despite making strong strides in educating its population, Tanzania is still a poor country with inadequate health care systems. One of AFGEM's initiatives is to ensure the health and safety of its workforce, and to provide HIV/AIDS awareness training for the communities in the Merelani area.

The Tanzanite Mine: a gem of project

The mining operations at AFGEM's tanzanite mine are simple, typified by hand-held drilling and blasting, and a mono-rope system for ore extraction. The processing plant was adopted from its previous owner and modified to optimise tanzanite recovery under the supervision of Bateman Minerals & Process Engineers.

A full Feasibility Study by SRK Consulting Engineers & Scientists examined the viability of the project, from mine to market. Conservative evaluation of the ore resource indicates 50 million carats in situ, based on a single payshoot (which yields about 508 carats per tonne) and a low-grade zone (with an average grade of about 20 carats per tonne). Based on these assumptions, a mining plan has been developed.

Consulting geologists have suggested that while the Feasibility Study only allowed for core drilling to a depth of 150 m, there is no reason to suggest that the ore body does not continue at depth. Furthermore, the nature of the geology of the area indicates uniformity, suggesting a high likelihood of further payshoots. AFGEM will focus partly on proving that the ore body does indeed continue at depth, and will sample other potential high-grade zones. Should further payshoots be discovered, the mine plan will be adapted accordingly.

Cutting & polishing facilities

2001 has seen AFGEM progress significantly in the upgrading and expanding of its cutting and polishing facilities. AFGEM has recently introduced the 'RoboGem' to the factory, facilitating an electronic analysis of each stone prior cutting it. This machine formulates suggestions as to the best shape for each stone, maximising the recovery from the rough material.

AFGEM has made a firm commitment to the Ministry of Energy and Minerals to establish a cutting and polishing facility in Tanzania.This project will be initiated during the course of 2001. Not only will Tanzania benefit from the higher margins attained from polished tanzanite, but it will also enjoy the indirect benefits of the establishment of this type of facility, including job creation and skills development.

AFGEM's business drivers: marketing and branding pioneers

Certainly the biggest driver for the AFGEM success will rest on the success of its marketing campaign. The core message: demand for coloured gemstones is strong with no signs of waning. The US market has grown by approximately 5% per annum for the last decade and shows no signs of slowing. Presently, tanzanite sales are 70% reliant on the US market, with emerging demand in Asia and Europe.

The Tanzanite Foundation, AFGEM's brand for tanzanite, will operate as the guardian and champion of the tanzanite industry, grading and certifying premium quality cut stones, assuring wearers of the tranquillity of its source and contributing a portion of its profits into social investment initiatives in Tanzania. The brand, together with its website, will be launched in 2001.

Key investment points: a spectrum for value

Since its low profile listing in August 2000, AFGEM has performed well. Maiden results for the year ended 28 February 2001 showed healthy profits, fuelled by the achievement of sales targets and the capitalization of pre-production expenditure at the group's mining operations in Tanzania. Revenue from operations grew from R 8 525 852 last year to R 41 139 920, mainly from sales derived from ongoing bulk sampling, beneficiation and trading activities. Attributable profits increased from R 1 033 706 in the previous financial year to R 20 965 437.

AFGEM presents the investor with a unique value opportunity. The company's key objective is to enhance shareholder wealth through a combination of real earnings and asset value growth.

Pursuant to the company's growth objectives, its current policy is to employ its earnings into growing the tanzanite project and acquiring new investments. The company will review its dividend policy on an ongoing basis after taking into account new investment opportunities and available cash resources.

Investment Case

Business Summary

AFGEM is a focused coloured gemstone business, vertically integrated through exploration, mining, trading, beneficiation and wholesale marketing of high value coloured stones found within sub-Saharan Africa. The marketing arm of the business has been in existence for 10 years and has established itself as southern Africa's foremost gemstone wholesaler. In 1999, AFGEM won the bid for the mining licence of Block 'C' of the Merelani Tanzanite mining area: Tanzanite is an exceptionally rare violet-blue gemstone unique to the Merelani area of northern Tanzania. The Merelani Tanzanite Project is AFGEM's first vertically integrated initiative, encompassing the mining, processing, beneficiation (cutting & polishing) and marketing of tanzanite, all of which will revolve around a unique brand: Tanzanite Foundation.

Listing & Shareholding

AFGEM listed in the 'Diamonds' sector of Mining Resources of the Johannesburg Securities Exchange on 8 August 2000. Approximately 36% of the shares are held by management, while the Industrial Development Corporation (IDC) holds 23% by way of a pooling agreement. The balance is held by institutional shareholders and private individuals.

Industry Profile

The coloured gemstone industry is one rich with potential, but relatively embryonic with regard to any meaningful vertical integration. Unlike the highly consolidated diamond industry, the coloured gemstone business is characterized by a number of smaller, informal ventures that are often hindered by a lack the capital, a narrow skills base or limited access to technology. Small-scale miners dominate, relying largely on 'pick and shovel' methods. Buying and selling is governed neither by process nor formality. This fragmentation and lack of vertical integration present a unique opportunity for AFGEM.

Tanzanite

Tanzanite, a gemstone variety of a mineral called 'zoisite', was supposedly first discovered in the foothills of Mount Kilimanjaro in 1967. Some suggest that stone was discovered by Manuel D'Souza -a Goan prospector, but tribal stories insist that Ali Juuyawatu,a Masai tribesman,was the stone's founder. Henry Platt (then vice president of Tiffany & Co.) declared the stone 'the most exciting gemological event of the century' and launched a marketing campaign for a year, focusing on the US market. Demand for the gem grew and Platt ceased his efforts to promote it further.

Since then, tanzanite's demand has purely been a function of the stone's inherent characteristics, namely:

- *Single source: The stone is only found in the foothills of Mount Kilimanjaro.*
- Rarity: Described as a 'geological phenomenon', tanzanite is estimated to be 1000 times more rare than diamonds.
- Heritage: Tanzanite is found only in Tanzania, a country with a history of peace and political stability.
- Trichroic beauty: Tanzanite radiates different colours from each of its three crystallographic axes, resulting in a mesmerizing violet-blue once polished.

Strategic Intent

AFGEM aims to be the world's foremost vertically integrated coloured gemstone group. Overall, AFGEM intends to:

- Develop the world's leading vertically integrated coloured gemstone company;
- Establish the most modern tanzanite mine, capable of extracting some 1,5 million rough carats per annum;
- Ensure supply continuity and price stability of tanzanite;
- Develop a compelling brand for tanzanite via the Tanzanite Foundation: a trademark of AFGEM;
- Expand the Group's international marketing campaign;
- Increase shareholder value through strategic acquisitions, organic growth and joint ventures; and
- Make a meaningful and sustainable contribution to the countries in which it conducts mining operations.

AFGEM intends developing a skills base and a global network of distribution partners for the Merelani Tanzanite Project off which it can leverage for other gemstone projects.

Competitive Advantages

1. Nature of the coloured gemstone industry:

The coloured gemstone industry is fragmented and informal. Barriers to initial entry are relatively low and vertical integration is a pioneering concept. AFGEM offers the capital, technological innovation and human resources required to marry the mineral wealth of sub-Saharan Africa with the market's resilient demand for coloured stones.

2. Vertical integration:

Vertical integration presents significant advantages. By displacing the 'middle man', AFGEM benefits from higher margins between rough and polished stones. Furthermore, the chain of core activities from mine to market is highly inter-connected, allowing for cross-skilling and ensuring that each point along the value-added route is committed to the same end-point.

3. Management team:

With 10 years' experience in the coloured gemstone industry, AFGEM's management team is well-equipped to take coloured gemstones up the value curve. Performance-driven, AFGEM rewards excellent individuals for excellent results and values energy, initiative, accountability and deliverables.

4. Tanzanite:

Despite a lack of marketing efforts, tanzanite has provided aggressive competition to the 'Big 3', namely sapphire, ruby and emerald. With an existing wholesale market of at the very least, US $ 150 million per annum and a powerful branding and marketing campaign, AFGEM is perfectly poised to develop existing markets and penetrate new ones for the rare gem.

Management Team

At AFGEM's helm is Mike Nunn, who is well respected in the gemstone industry, having spent the past ten years gaining first-hand knowledge in all areas from rough buying and polishing to marketing. AFGEM's management team consists of financial director, Mervyn Shein and corporate communications manager, Joanne Herbstein. Non-executive directors include mining engineer/mining analyst Dean Cunningham (commercial director); Andre Bekker (a geologist from the IDC); Sipho Mkhize (head of mining and minerals at the IDC) and Chris Boulle (a lawyer from HR Levin Attorneys).

Sales and marketing directors Candice Nunn and Marilyn Chaimowitz have extensive experience in the coloured gemstone industry. Their combined efforts and complimentary skills have created southern Africa's best renowned coloured gemstone wholesale business. Candice and Marilyn are supported by a team of marketing and branding professionals.

Joe Kimble, AFGEM's mine manager, is a mining engineer with 20 years' experience in the mining industry, most of which he spent with the Lonrho Group. Joe spearheads a dynamic and experienced team through the mining, processing, sorting and general operations of the Merelani Tanzanite Project.

Financial Highlights

- Cash positive, providing investors with a margin of safety.
- High margins between rough and polished tanzanite, resilient to sensitivity testing.
- Maiden results exceeded expectations, with EPS of 17.65c and retained earnings of R21 million.
- Conservative DCF model at listing resulted in a fair value of 475cps; current levels of around 160cps present a superb value proposition.
- Tanzania has a favourable fiscal regime, a progressive mining act and investment policies committed to nurturing foreign investment.

Major Goals for 2001

- Initiation of production at Merelani Tanzanite Mine
- Launch of Tanzanite Foundation: AFGEM's brand for tanzanite
- First advertising campaign for Tanzanite Foundation tanzanite
- Launch of new corporate website, with Investor Relations component
- Launch of Tanzanite Foundation website
- Formalisation of Distribution Partner relationships
- Establishment of cutting and polishing facility in Tanzania
- Initiation of HIV/AIDS programme
- Achievement of sales targets

Tanzania – A Case Study in Economic Reform

"Government mission is to promote a healthy and robust economy where the guiding hand of government, through enlightened legislation and transparent governance, enhances the development of private initiatives, encourages local and foreign investments, and generally provides an enabling environment for economic growth."
The President of Tanzania, HE Benjamin W. Mkapa

Tanzania's economic reforms and stabilisation efforts regained momentum in 1996 following the election of its new government and subsequently, its economy has shown significant signs of improvement. Agriculture is still the heartbeat of the economy, while the mining sector appears to absorb more foreign direct investment than any other economic activity.

Overview of the Economy

Tanzania is considered one of the fastest developing African countries, with an estimated growth rate of 7% per annum. The economy is heavily dependent on agriculture, which amounts for half of GDP, provides 85% of exports, and employs 90% of the workforce. Industry is mainly limited to processing agricultural products and light consumer goods. Tourism has recorded small but steady growth. The service and informal sectors continue to be important sources of income.

The Tanzanian government has aimed to improve the fiscal performance of the country and implement several structural reforms, including deregulating investments, promoting local infrastructure, implementing privatisation reforms, restructuring the financial sector of the economy and implementing a solid fiscal policy.

The World Bank, the International Monetary Fund and bilateral donors have provided funds to rehabilitate Tanzania's deteriorated economic infrastructure. Growth between 1991 and 1999 featured a pickup in industrial production and a substantial increase in output of minerals, led by gold and tanzanite. Recent banking reforms have helped increase private sector growth and investment. Donor assistance has also lead to a significant drop in inflation.

The Mining Sector

In 1997, Tanzania adopted an Investment Act under which the Tanzanian Investment Centre was established as an agency for investment promotion and facilitation. Tanzania welcomes foreign investment. Tax incentives are available for investors registered with the Investment Centre.

In 1998, a new Mining Act was passed, which has been regarded as one of the most progressive in Africa. The Act offers a special fiscal regime for mining companies, which provides 100% depreciation allowance on all mining capital expenditure and offers various tax incentives. Furthermore, losses may be carried forward for an unlimited period of time, while exemption on import duties for mining equipment and supplies can be carried forward for up to one year after initiation of production. Mining companies may also opt for their Books of Account to be kept in American Dollars.

The forerunning countries currently investing in Tanzania are the United States, the United Kingdom and South Africa, with Ashanti Goldfields, Anglo Gold and Barrick Gold Corporation amongst the prominent mining concerns that currently operate successfully in Tanzania.

Tanzania, Tanzanite & AFGEM

At wholesale, the world market for tanzanite is estimated to be at least US$ 150 million per annum, but most estimates assert that the market is as large as US$300 million per annum. Official exports from Tanzania, the world's only known source, amount to an estimated US$ 8 million per annum. The disparity that exists is the product of an industry that is informal, fragmented and fraught with illegality.

It is AFGEM's intention to formalise the tanzanite industry, employing capital, human resources and technology at the group's mine at Merelani. AFGEM aims to grow the world market for tanzanite with an aggressive and innovative marketing campaign, taking what has been described as 'the most exciting gemmological find of the 20th century' from mine to market.

THE EastAfrican
PUBLISHED WEEKLY BY THE NATION GROUP
June 11-17, 2001
UGANDA SH 1000
TANZANIA SH 600
KENYA SH 50
No. 345

Tanzanite: Indian Firm Blamed

A JOINT REPORT
THE EASTAFRICAN

A FOREIGN gemstone lobby based in India, has been accused of fuelling unrest at the Mererani tanzanite-mining area in northern Tanzania, pitting a South African investment firm against small miners.

A confidential report made available to *The EastAfrican* last week in Arusha alleges that the gemstone-cutting firm was at the centre of unrest by funding politicians, small miners and local reporters to fuel the unrest at the tanzanite pits.

Tanzanite is a rare blue gemstone found only in northern Tanzania. Of late, there have been serious accusations, clashes and allegations that the African Gem Resources Ltd (Afgem) was mining the gemstone contrary to national and small miners' interests.

The report alleges that the Indian firm was transferring huge sums of money to Arusha to poison the mining atmosphere in order to kick out Afgem from Mererani.

According to a confidential report, corroborated by sources from the industry in Arusha, an Indian businessman owning a tanzanite-cutting factory has injected $250,000 (Tsh225 million) to carry out a multi-pronged campaign against Afgem.

Arusha regional commissioner Daniel ole Njoolay confirmed last

Page 2 - Col 1

Mererani: Indian Firm Accused of Fomenting Unrest

From Page 1

week that the government was aware of the investigative report, which he called "a precursor" to worse things to come, but declined to give further details.

The Indian firm is said to employ 250 workers to polish tanzanite gemstones bought clandestinely from Tanzania. It is said to have experienced difficulties getting the gemstones following the arrival of Afgem in 1999.

Further, it is alleged that the Indian firm was hit by Afgem's move to brand the gemstones it sells in international markets, particularly in the United States.

The confidential report names the managing director of Crown Craft Ltd, Mr Rajan Verma, as the link between the Tanzanian and Indian tanzanite dealers.

However, Mr Verma denied the allegations. "We have nothing to do with any transfer of such money. We buy gemstones from brokers and sell to the American market," he said.

The report alleges that the Arusha firm had recently received some $150,000 from India to pass on to various leaders of one small miners' association to cause trouble at the Mererani tanzanite pits and subsequently force out Afgem. The chairman of the association could not be reached for comment.

Official records show that Tanzania has been exporting only 10 per cent of the world's sales of the precious tanzanite gemstone, currently valued at between $150 million and $200 million per year. Since its discovery in 1967, it has mostly been smuggled out of the country.

According to the government zonal mining officer in Arusha, Mr Alex Magayane, the small miners — who are supposed to sell their gemstones to dealers and submit regular returns — have always submitted incongruent reports.

The top-secret report claims that a party leader of the ruling Chama cha Mapinduzi in Simanjiro district of Arusha was among those recruited by the Indian firm to head a hate campaign against Afgem.



A miner emerges from a shaft. Inset: The tanzanite gemstone

However, when contacted by *The EastAfrican*, he denied any complicity in the matter. "I have been speaking out my mind on the matter. My position is known in the party. I am not paid to speak for the Arusha company," he said.

"What I have been doing is to explain vividly what irks the small miners at Mererani. This is a complex issue. There are a lot of accusations, counter-accusations and mudslinging," he said.

Reports reaching Arusha from Dodoma, where the National Assembly is meeting for the budget session, claim that a nine-member team of Arusha-based tanzanite dealers had arrived with stashes of cash to lobby members of parliament to vote out the South African investor.

The report further alleges that three Arusha reporters and one Dar-based journalist have been hired to write stories in the media against Afgem at a fee of Tsh50,000 ($56) per published story. All three reporters denied this.

There are also allegations that one small miners' group at Mererani pits was allegedly being financed by the Indian connection to keep up the heat against Afgem in the hope that the latter would be frustrated enough to quit the venture.

Acting Arusha regional police commander Suleiman Kova confirmed that a shooting incident took place on May 10 among the small miners, but declined to give further details, saying the matter was still under investigation.

In a clear pointer to a probable spill-over of the tanzanite crisis to other areas, the report discloses that recent "vanguard" meetings held in Arusha were also attended by five persons from Geita, in Mwanza region, "to learn the skills" of resisting foreign firms in the gold-rich mining area.

The Mererani stand-off erupted on March 24 when 300 small miners invaded Block C, owned by Afgem, in an effort to kick out the South African investor. They were repulsed by guards and police.

Again on April 28, an equivalent number invaded Afgem property and in the ensuing fracas, one miner lost his life. Police have since maintained a presence at the mines, although there have been reports of low-scale skirmishes.

DAILY NEWS

SSN 0856-3812 No. 7741 PRICE 300/- KShs 30 TANZANIA MONDAY, JUNE 11, 2001

MERERANI MINING SCAM

Foreigners implicated

By *DAILY NEWS* Investigative Reporter

THE industrial and public relations crisis facing the South African mining company, AFGEM, in Mererani, Simanjiro District in Arusha Region is fuelled by businessmen in India, Thailand and the United States who have a stake in the Tanzanite gemstone, it has been claimed.

Authoritative government and intelligence sources have told the *Daily News* from Arusha that Indian businessmen owning a Tanzanite-cutting factory in Jaipur have allegedly injected a hefty 250,000 US dollars (about 225m/-) to carry out an orchestrated hate-campaign against the SA company.

This paper has learnt that the security organs have submitted a report on the simmering crisis to the government.

The Arusha Regional Commissioner, Mr Daniel ole Njoolay, confirmed that there exists such a report, but categorically refused to disclose more detail. "Yes, we're working on the report," he said.

According to the sources, the Jaipur plant engages about 200 workers and is reportedly experiencing problems in obtaining raw Tanzanites, since the SA company started trial production in 1999.

The Jaipur company then exports polished gemstones to its links in Bangkok and New York.

The sources alleged that the Tanzanite gemstone master dealers in Thailand and the United States have contributed some 20,000 US dollars each for the destabilisation campaign against AFGEM.

A prominent Tanzanian businessman in Arusha (name withheld) provides the linkage with the Indian gemstone dealers, the sources claimed.

They further disclosed that a high-ranking local politician has been recruited to head the hate-campaign against AFGEM, rewarding him with a posh four-wheel drive vehicle as well as footing the repair cost for his run-down pick-up. Another member of the alleged nine-member "anti-AFGEM team" has been awarded a *Suzuki* station wagon, according to the intelligence report.

The report also states that most members of the team are Tanzanite dealers and the "destabilisation funds" are allegedly under the custody of a high-ranking leader of an Arusha-based mining association.

The campaign has also allegedly hired some reporters in Arusha and Dar es Salaam to write anti-AFGEM stories.

The report also points out that small miners, known as "Appolos" have been hired to constantly attack the property of AFGEM.

The other aim of the campaign, according to the document, is to procure shotguns and petrol bombs to terrorise the South African investor. On April 15 a home-made explosive device was hurled and detonated close to the entrance of AFGEM.

A retired army colonel is involved in the dirty campaign, it is claimed.

Some secret meetings have been taking place in Arusha to plan and execute the campaign, the report adds.

One such meeting was also attended by some businessmen from Geita to advocate a similar campaign against foreign investors in gold mining in Shinyanga. A very senior politician, the report alleges, backs the campaign.

The Mererani crisis erupted late March after 300 small miners attempted to invade AFGEM in Block C to literally push out the South Africans. However, police timely intercepted the intruders and put the situation under control. Again another attempt was made late April in which one person, Ali Obeid (17), was killed in the fracas.

Records indicate that Tanzania loses between 150 and 200 million US dollars annually because of smuggling of the blue gemstones found only in Tanzania. Official records show this country earns only ten per cent of the estimated exports.

Mr Njoolay last month issued a statement to ask both parties to restrain from engaging in an all-out war, pending a report of a probe committee appointed by the Minister for Energy and Minerals, Mr Edgar Maokola-Majogo.

Mr Mojogo visited Mererani last month and declared it a government-controlled area.

AFGEM Tanzania – Press Release

The Tanzanite Industry

Unscrupulous players abuse Tanzania's most unique resource

Tanzanite has been mined on an informal basis by small-scale miners, that typically have neither the capital nor the technology to employ safe mining methods. This has resulted in many tragic fatalities and has opened the market to the exploitation of child labour, much to the disdain and concern of international labour bodies and the Tanzanian government.

Furthermore, Tanzania's most unique industry has provided a platform for unscrupulous players to smuggle tanzanite from its source, robbing the economy and the Tanzanian people of at very least US$ 100 million per annum in precious foreign exchange earnings. Industry leaders estimate that the tanzanite industry is worth as much as US$ 300 million per annum in the United States alone, yet Tanzania, the world's only known source, exports a mere US$ 8-10 million.

Basis of the Allegations

Opposition to AFGEM's efforts to legalise and formalize the industry

Official figures from the Tanzanian Ministry of Energy and Minerals indicate that from 1996 to 2000, total declared production of tanzanite from the small scale mines amounted to just US$ 520 000 (an average of US$ 130 000 per annum). In an industry worth hundreds of millions of dollars, the illegality that exists is crippling to the Tanzanian economy and its people.

The disparity that exists between the world market and the value extracted by the world's only source is of great concern to the Tanzanian government, who has made a concerted effort to attract foreign investment and to encourage the formalisation and the consolidation of the tanzanite industry. Evidently, those that have benefited from illegal exportation are undermining this strategy, and posing a hindrance to any formal entity that attempts to responsibly develop the industry.

At the invitation of the Tanzanian government, AFGEM is developing Block 'C' of the Merelani mining area, with the greater vision of growing the global market for tanzanite for the benefit of all stakeholders. Over and above its substantial monetary investment, AFGEM's commitment to Tanzania spans across job creation, training and development of Tanzanians, the creation of a cutting and polishing industry in Tanzania and social investment initiatives. All of these initiatives are currently progressing in line with AFGEM's commitments.

The Mining Licence

Validity endorsed by the Tanzanian Ministry of Energy & Minerals

AFGEM is a formal public entity with its shareholders including government-supported bodies, World Bank affiliates, public banks and insurance companies. As such, it operates transparently, upholding the highest international standards of ethics and accounting practices. Significantly, the Tanzanian Ministry of Energy and Minerals has confirmed the validity of AFGEM's mining licence and the procedure of its issue, despite baseless allegations to the contrary. *(see Attachments 1 & 2)*

Investment in Tanzania

Obstructions to the growth of the economy

AFGEM is not alone in its experience, since other international mining companies that have invested in Tanzania have been subjected to similar harassment. Despite government's unwavering support, the likes of Canadian gold mining company, Barrick (the Bulyanhulu project) and Geita (Ashanti and Anglo Gold's joint venture project) are amongst those that have suffered the hindrances posed by traders and small-scale miners to a disruption in the status quo. The Tanzanian government has offered its full support against what it calls 'acts of economic sabotage'.

Ami Mpungwe, AFGEM Tanzania's chairman, stands firm on the group's commitment to Tanzania, citing that the 'greater vision' of AFGEM will not be hindered by the selfish interests of a small group of unprincipled individuals. AFGEM has invested US$ 8 million into its Tanzanian project to date and intends investing a further US$12 million.

Please contact AFGEM's Corporate Communications Department:
Joanne Herbstein
Corporate Communications Manager
AFRICAN GEM RESOURCES LIMITED
Tel: +2711 334 3999
Fax: +2711 334 1526
email: joanne@africangem.com

AFGEM Press Release: 22 August 2001
For immediate release

In a unanimous decision of the full bench of the High Court of the United Republic of Tanzania, the law suit faced by African Gem Resources Limited ('AFGEM') has been struck off in its entirety with costs.

Three mining associations in Tanzania filed various charges against AFGEM, members of its directorate and the previous Tanzanian Minister of Energy and Minerals. The allegations related to the legality of AFGEM's mining licence, taxes paid, alleged misconduct by AFGEM staff towards small-scale artisanal miners and AFGEM's alleged monopolization of the tanzanite market.

"Under the New Investment Policy adopted in 1996, the Tanzanian government has committed itself to the enhancement of a transparent legal framework that facilitates promotion and protection of all investments and rededicates the nation's adherence to the Rule of Law," says company spokesperson, Joanne Herbstein. "The result of the case bears testimony to that commitment."

Ami Mpungwe, chairman of AFGEM's Tanzanian subsidiary, cites the ruling as reaffirming Tanzania's commitment to nurturing foreign investment. "The finding of the courts endorses Tanzania's integrity as one of Africa's premier investment destinations," he says.

AFGEM is investing US$20 million into the development of its tanzanite mine in northern Tanzania, which when complete, will be the world's most modern coloured gemstone mining facility.

Named 'tanzanite' by famous New York jeweller, Tiffany & Co., tanzanite has been hailed 'the most important gemstone discovery in 2000 years.' The gemstone is recognised as 1000 times rarer than diamonds and has been described as the investment gem of the millennium. Of the four mainstream coloured gemstones (sapphire, tanzanite, ruby and emerald), tanzanite is regarded as the 'boutique' stone, appreciated for its single source, rarity and exceptional blue-violet colour.

With the positive outcome of the court case, AFGEM's management will reassess the mining strategy with a view to speeding up the development of the mine and subsequent expansion and development of the world market for tanzanite.

Ends

South Africa

AFGEM

AFGEM Press Release: 23 August 2001
For immediate release: New Director Appointed

African Gem Resources Limited ('AFGEM') is pleased to announce the appointment of Ami Mpungwe as a non-executive director. Mr Mpungwe is chairman of AFGEM's Tanzanian subsidiary and has been integral to its establishment and development. Mr Mpungwe has an Honours degree in International Relations and Political Science and a diploma in International Law and has spent 25 years in the diplomatic service, including seven years as Tanzanian Ambassador to South Africa.

"Our Tanzanite Project is our first vertically integrated initiative," says AFGEM's CEO, Mike Nunn, "and our commitment to our investment in Tanzania is long term. Ami's involvement in our business so far has been invaluable and he will bring considerable depth of experience to our main board."

Mr Mpungwe holds directorships with numerous companies, including Illovo Sugar, National Bank of Commerce (ABSA, Tanzania) and LTA Construction (Tanzania).

As tribute to his principal role in developing relations and trade between South Africa and Tanzania, President Mbeki recently awarded Mr Mpungwe with the highest honour which South Africa is able to confer on a foreign citizen: The Order of Good Hope.

"It is a privilege for me to be a part of AFGEM's vision to develop and formalize the tanzanite industry," Mpungwe says, "Taking Tanzania's most unique resource into global markets is such an exciting initiative, and I am looking forward to the group's expansion into other projects in the region."

For further information or photographic material, please contact:

Joanne Herbstein

Corporate Communications & Investor Relations

Tel: +2711 334 3999

Email: joanne@africangem.com

Website: **www.africangem.com** & **www.tanzanitefoundation.com**

20 June 2001

Dear Partner

ANNUAL GENERAL MEETING OF AFRICAN GEM RESOURCES LIMITED

Please be advised that the date of the Second Annual General Meeting ("AGM") of African Gem Resources Limited has been postponed from Monday, 25 June 2001 to Thursday, 12 July 2001.

The AGM will be held in the Boardroom of the Industrial Development Corporation, 19 Fredman Drive, Sandown at 09h00.

Should you have any queries, please do not hesitate to contact us.

Best regards

The AFGEM Group

Notice to Members of African Gem Resources Limited

Notice is hereby given that the Second Annual General Meeting of the members of the above company will be held in the boardroom at the Industrial Development Corporation , 19 Fredman Drive, Sandown, on Thursday, 12 July 2001 at 09h00 for the following:

Ordinary Business

1. To receive, consider and approve the audited Annual Financial Statements for the year ended 29 February 2001, including the Directors' Report and the report of the Auditors thereon.

2. To re-elect directors in accordance with the company's Articles of Association. The following directors (one third of whom retire in terms of the company's Articles of Association, being Messrs MJ Nunn and M Shein) make themselves available for re-election:-

   MJ Nunn M Shein

3. To re-appoint KPMG as the auditors for the forthcoming year and to confirm their remuneration for the year ended 28 February 2001.

4. To confirm the remuneration of the directors as reflected in the annual financial statements.

5. To place the unissued ordinary shares under the control of the directors who shall be authorised to allot and issue these shares on such terms and conditions and at such times as they deem fit, subject to the provisions of Section 222 of the Companies Act, 1973 (Act 61 of 1973), as amended and to the requirements of the JSE Securities Exchange South Africa.

6. To consider and if deemed fit, to pass, with or without modification, the following special resolution:

Special Resolution Number One

"Resolved that the company hereby approves, as a general approval contemplated in sections 85(2) and 85(3) of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Act"), the acquisition from time to time of the issued shares of the company or issued shares from time to time of its holding company, upon such terms and conditions and in such amounts as the directors of the company may from time to time decide, but subject to the provisions of the Act and the Listings Requirements ("the Listings Requirements") from time to time of the JSE Securities Exchange South Africa ("JSE"), which general approval shall lapse unless it is renewed at the aforementioned Annual General Meeting, provided that it shall not extend beyond 15 months of the date of registration of this special resolution number 1, it being recorded that the Listing Requirements currently require, inter alia, that the company may make a general repurchase of securities only if:

- i) the repurchase of the securities is implemented on the JSE "open market";
- ii) the company is authorised thereto by its articles;
- iii) the company is authorised by shareholders in terms of a special resolution of the company, in general meeting, which authority shall only be valid until the next Annual General Meeting, provided that it shall not extend beyond 15 months from the date of resolution;

iv) the general repurchase is limited to a maximum of 20% of the company's issued share capital of that class in any one financial year;

v) repurchases must not be made at a price more than 10% above the weighted average of the market value for the securities for the five business days immediately preceding the date upon which the repurchase was agreed; and

vi) a paid press announcement containing full details of such acquisition will be published as soon as the company has acquired shares constituting, on a cumulative basis, 3% of the number of shares in issue prior to the acquisition and for each 3% in aggregate of the initial number of that class thereafter."

General authority to permit the company to acquire its own shares

As at the date of this notice, the board of directors of the company ("the board") has no definite intention of effecting a buy back or a buy in. It is, however, proposed, and the board believes it to be in the best interests of the company, that the company's ordinary shareholders pass a special resolution granting the company and/or a subsidiary of the company a general authority to acquire shares in the company by means of a buy back or a buy in, as the case may be. Such general authority will provide the directors with flexibility, subject to the requirements of the Act and the JSE, to effect a buy back or a buy in should it be in the interests of the company to do so at any time while the general authority subsists. The general authority will be subject to the Listing Requirements of the JSE specified in special resolution number one above.

The board has agreed that the general authority will be utilised in accordance with the Act and the applicable provisions of the Listing Requirement of the JSE so that after the acquisition of such shares;

i) the company ***and its subsidiaries*** will be able to pay its debts as they become due in the ordinary course of business ***for a period of 12 months after the date of the notice of the Annual General Meeting***;

ii) the consolidated assets of the company, fairly valued in accordance with Generally Accepted Accounting Practice, will exceed the consolidated liabilities of the company ***and its subsidiaries for a period of 12 months after the date of the notice of the Annual General Meeting***;

iii) the issued share capital of the company will be adequate for the purpose of the business of the company, ***and its subsidiaries for a period of 12 months after the date of the notice of the Annual General Meeting***; and

iv) the working capital available to the company and its subsidiaries will be sufficient for the group's requirements ***for a period of 12 months after the date of the notice of the Annual General Meeting.***

A copy of the company's latest annual financial statements and a profit forecast for the next twelve months must be made available to the Listings Committee of the JSE ("the listings committee") at the time of the buy back or buy in, as the case may be. Where more than nine months have elapsed since the end of the financial year to which the last published annual financial statements relate, an interim report reviewed by the auditors, as well as a forecast for the next twelve months, must be made available to the listings committee.

By order of the board
J D Hill & Company